恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

05009340

82-1561

Our Ref.: HASE/TL/HL/04150

SUPPL

20th June, 2005

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Scheme Document:
Proposed privatisation of Henderson China Holdings Limited
by Henderson Land Development Company Limited
by way of a scheme of arrangement

We enclose a copy of the Scheme Document for your information.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

6/29

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com



恒基中國集團有限公司*
HENDERSON CHINA HOLDINGS LIMITED

於百慕達註冊成立之有限公司
Incorporated in Bermuda with limited liability

(股份代號：0246)

於二零零五年七月二十二日之
股東特別大會(或其任何續會)之代表委任表格

本人／吾等(附註1) ______________________________

地址為 ______________________________

為本公司股本中每股面值港幣1.00元股份 ______________________________ 股(附註2)

之登記持有人，**茲委任**股東特別大會主席或(附註3) ______________________________

地址為 ______________________________

或如未克出席則委任 ______________________________

地址為 ______________________________

為本人／吾等之代表，代表本人／吾等出席本公司股本中每股面值港幣1.00元之股份持有人之股東特別大會(或其任何續會)。股東特別大會將於二零零五年七月二十二日(星期五)上午十一時三十分(香港時間)(或按百慕達最高法院指示，於在同一地點及同一日召開本公司股本中每股面值港幣1.00元之若干股份持有人之會議或其續會後)，假座香港中環干諾道中5號香港文華東方酒店松鶴及竹林廳舉行，以考慮及酌情通過召開股東特別大會之通告所載之特別決議案。有關委任代表並於股東特別大會上代表本人／吾等依照下列指示，以本人／吾等之名義投票，如無任何指示，則由本人／吾等之代表酌情投票。

	贊成(附註4)	**反對**(附註4)
特別決議案		

日期：______________________________

簽署(附註5)：______________________________

在場見證：

見證人 ______________________________

附註：

1. 請用**正楷**填上全名及地址。

2. 請填上以　閣下名義登記及本代表委任表格相關之本公司股本中每股面值港幣1.00元股份之數目。如未有填上股數，則本代表委任表格將被視為與全部 以閣下名義登記之本公司股份有關。

3. 倘委任股東特別大會主席以外之人士為委任代表，請將「股東特別大會主席或」等字樣刪除，並填上擬委任之代表之姓名及地址。委任代表毋須為本公司股東，但必須代表　閣下親身出席股東特別大會。**本代表委任表格之任何更改，均須由簽署人簡簽示可。**

4. **重要提示：　閣下如欲投票贊成特別決議案，請在「贊成」欄下之方框內填上「√」號。　閣下如欲投票反對特別決議案，則請在「反對」欄下之方框內填上「√」號。**如未有在欄內作出指示，則　閣下之委任代表將有權自行酌情投票或放棄投票。　閣下之委任代表亦有權就於股東特別大會上適當提呈之任何決議案(並非召開股東特別大會通告所述之特別決議案)自行酌情投票或放棄投票。

5. 本代表委任表格必須由　閣下或　閣下之正式書面授權人簽署。倘股東為公司，則本代表委任表格必須蓋上公司印鑑，或經由公司負責人或授權人或其他獲正式授權之人士簽署。

6. 本代表委任表格，連同經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本，必須於股東特別大會或其任何續會舉行時間前48小時內送達本公司之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)，方為有效。填妥及交回本代表委任表格後，　閣下仍可親身出席股東特別大會，並於會上投票；倘　閣下於遞交本代表委任表格後親身出席股東特別大會，則本代表委任表格將被視為作廢。

7. 倘為股份之聯名持有人，則就有關股份排名較先者方有權投票(不論親身或委任代表)，其他聯名持有之投票一概無效。就此而言，排名次序將會按照有關聯名登記股權於本公司股東名冊內所示之次序釐定。

8. 隨代表委任表格附奉列明發信人姓名及地址，並已預付郵資之回郵信封，信封上註明「交回法院會議代表委任表格及／或股東特別大會代表委任表格－恒基中國集團有限公司」，方便　閣下填妥代表委任表格後，將表格寄回(僅供香港郵寄之用)。

* *僅供識別*



恒基中國集團有限公司*

HENDERSON CHINA HOLDINGS LIMITED

Incorporated in Bermuda with limited liability

(Stock Code: 0246)

FORM OF PROXY
FOR THE SPECIAL GENERAL MEETING ON 22nd July, 2005
(or at any Adjournment thereof)

I/We (note 1) ______________________________

of ______________________________

being the registered holder(s) of (note 2) ______________________ shares of HK$1.00 each in the capital of the Company **HEREBY APPOINT** the Chairman of the Special General Meeting or (note 3) ________

of ______________________________

or failing him ______________________________

of ______________________________

as my/our proxy to attend and act for me/us and on my/our behalf at the Special General Meeting of the holders of shares of HK$1.00 each in the capital of the Company (or at any adjournment thereof) to be held in the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Friday, 22nd July, 2005 at 11:30 a.m. (Hong Kong time) (or so soon thereafter as the meeting of certain holders of the shares of HK$1.00 each in the capital of the Company convened by direction of the Supreme Court of Bermuda for the same place and day shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the Special Resolution set out in the Notice convening the Special General Meeting and at such Special General Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Special Resolution as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

	FOR (note 4)	AGAINST (note 4)
Special Resolution		

Dated ______________________________

Signature (note 5) ______________________________

In the presence of:

Witness ______________________________

NOTES:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares of HK$1.00 each in the capital of the Company registered in your name(s) and to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the Special General Meeting is preferred, strike out the words "the Chairman of the Special General Meeting or" and insert the name and address of the proxy desired in the space provided. The proxy need not be a member of the Company, but must attend the Special General Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE SPECIAL RESOLUTION, TICK IN THE BOX BELOW THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE SPECIAL RESOLUTION, TICK IN THE BOX BELOW THE BOX MARKED "AGAINST".** Failure to tick either box will entitle your proxy to cast your vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Special General Meeting other than the Special Resolution referred to in the Notice convening the Special General Meeting or abstain.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be lodged with the branch share registrar in Hong Kong of the Company, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time for holding the Special General Meeting or any adjournment thereof. Completion and return of this form of proxy will not preclude you from attending the Special General Meeting and voting in person if you so wish, but in the event of your attending the Special General Meeting after having lodged this form of proxy, this form of proxy will be deemed to have been revoked.
7. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the relevant joint holding.
8. A self-addressed, pre-paid envelope marked "For Return of Court Meeting Proxy Form and/or Special General Meeting Proxy Form — Henderson China Holdings Limited" is enclosed for your convenience for returning by post (from within Hong Kong only) this completed form of proxy.

* *For identification purposes only*



恒基中國集團有限公司*
HENDERSON CHINA HOLDINGS LIMITED

於百慕達註冊成立之有限公司
Incorporated in Bermuda with limited liability
(股份代號：0246)

於二零零五年七月二十二日之
法院會議（或其任何續會）之代表委任表格

本代表委任表格適用於按百慕達最高法院之指示，為恒基中國集團有限公司(「本公司」)股本中每股面值港幣1.00元之股份(「計劃股份」)之計劃股東(定義見召開大會通告所述日期為二零零五年六月二十日之協議安排)召開之會議(或其任何續會)(「大會」)

百慕達最高法院
民事審判
二零零五年：第191號

有關恒基中國集團有限公司之事項
及
有關一九八一年公司法第99條之事項

本人／吾等(附註1) ______________________________

地址為 ______________________________

本公司股本中每股面值港幣1.00元股份 ______________________________ 股(附註2)之登記持有人，

茲委任大會主席或(附註3) ______________________________

地址為 ______________________________

或如未克出席則委任 ______________________________

地址為 ______________________________

為本人／吾等之代表，代表本人／吾等出席應百慕達最高法院指示召開本公司股本中每股面值港幣1.00元之股份持有人之大會(或其任何續會)。大會將於二零零五年七月二十二日(星期五)上午十一時正(香港時間)，假座香港中環干諾道中5號香港文華東方酒店松鶴及竹林廳舉行，以考慮及酌情批准(不論有否修訂)本公司與計劃股東於二零零五年六月二十日之協議安排(「該計劃」，載於召開大會之通告)。有關委任代表並於大會(或其任何續會)上代表本人／吾等依照下列指示，以本人／吾等之名義投票(附註4)贊成該計劃(不論有否修訂，按本人／吾等之委任代表可能作出之批准)或反對該計劃，如無任何指示，則由本人／吾等之代表酌情投票。

贊成該計劃(附註5)	反對該計劃(附註5)

日期 ______________________________

簽署(附註5) ______________________________

在場見證：

見證人 ______________________________

附註：

1. 請用**正楷**填上全名及地址。
2. 請填上以　閣下名義登記及本代表委任表格相關之本公司股本中每股面值港幣1.00元股份之數目。如未有填上股數，則本代表委任表格將被視為與全部 以閣下名義登記之本公司股份有關。
3. 倘委任大會主席以外之人士為委任代表，請將「大會主席或」等字樣刪除，並填上擬委任之代表之姓名及地止。委任代表毋須為本公司股東，但必須代表　閣下親身出席大會。**本代表委任表格之任何更改，均須由簽署人簡簽示可。**
4. 於大會上提呈以供投票之決議案(關於是否批准該計劃)，將根據一九八一年公司法第99條，由親身或委派代表在大會上投票之大多數股東(相當於計劃股份價值四份之三)決定是否通過，故將根據本公司之公司細則，以投票表決方式進行投票。
5. **重要提示：　閣下如欲投票贊成該計劃，請在「贊成」欄下之方框內填上「√」號。　閣下如欲投票反對該計劃，則請在「反對」欄下之方框內填上「√」號。**如未有在欄內作出指示，則　閣下之委任代表將有權自行酌情投票或放棄投票。　閣下之委任代表亦有權就於大會上適當提呈之任何決議案(並非召開大會通告所述之決議案)自行酌情投票或放棄投票。
6. 本代表委任表格必須由　閣下或　閣下之正式書面授權人簽署。倘股東為公司，則本代表委任表格必須蓋上公司印鑑，或經由公司負責人或授權人或其他獲正式授權之人士簽署。
7. 閣下務請將本代表委任表格，連同經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本，必須盡快，且在任何情況下不遲於大會指定舉行時間前48小時內送達本公司之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)。然而若並無交回本代表委任表格，則可於大會上親自交予主席。填妥及交回本代表委任表格後，　閣下仍可親身出席大會，並於會上投票；倘　閣下於遞交本代表委任表格後親身出席大會，則本代表委任表格將被視為作廢。
8. 倘為股份之聯名持有人，則就有關股份排名較先者方有權投票(不論親身或委任代表)，其他聯名持有人之投票一概無效。就此而言，排名次序將會按照有關聯名登記股權於本公司股東名冊內所示之次序釐定。
9. 隨代表委任表格附奉列明發信人姓名及地址，並已預付郵資之回郵信封，信封上註明「交回法院會議代表委任表格及／或股東特別大會代表委任表格－恒基中國集團有限公司」，方便　閣下填妥代表委任表格後，將表格寄回(僅供香港郵寄之用)。

* *僅供識別*



恒基中國集團有限公司*
HENDERSON CHINA HOLDINGS LIMITED
Incorporated in Bermuda with limited liability
(Stock Code: 0246)

FORM OF PROXY
FOR THE COURT MEETING ON 22nd July, 2005
(or at any Adjournment thereof)

Form of proxy for use at the meeting (or at any adjournment thereof) of the Scheme Shareholders (as defined in the Scheme of Arrangement dated 20th June, 2005 as referred to in the notice convening the meeting) of shares of HK$1.00 each in the capital of Henderson China Holdings Limited (the "Company") (defined as "Scheme Shares") convened by the direction of the Supreme Court of Bermuda (the "Meeting")

IN THE SUPREME COURT OF BERMUDA
CIVIL JURISDICTION
2005: NO.191

IN THE MATTER OF HENDERSON CHINA HOLDINGS LIMITED
AND
IN THE MATTER OF SECTION 99 OF THE COMPANIES ACT 1981

I/We (note 1) ____________________

of ____________________

being the registered holder(s) of (note 2) ____________ shares of HK$1.00 each in the capital of the Company

HEREBY APPOINT the Chairman of the Meeting or (note 3) ____________________

of ____________________

or failing him ____________________

of ____________________

as my/our proxy to attend and act for me/us and on my/our behalf at the Meeting of the holders of shares of HK$1.00 each in the capital of the Company convened by direction of the Supreme Court of Bermuda (or at any adjournment thereof) to be held in the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Friday, 22nd July, 2005 at 11:00 a.m. (Hong Kong time) for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme of Arrangement dated 20th June, 2005 between the Company and the Scheme Shareholders (the "Scheme") as referred to in the Notice convening the Meeting and at such Meeting (or at any adjournment thereof) to vote (note 4) for me/us and in my/our name(s) for the Scheme (with or without modification, as my/our proxy may approve) or against the Scheme as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

FOR the Scheme (note 5)	**AGAINST** the Scheme (note 5)

Dated ____________________

Signature (note 5): ____________________

In the presence of:

Witness ____________________

NOTES:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

2. Please insert the number of shares of HK$1.00 each in the capital of the Company registered in your name(s) and to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. The proxy need not be a member of the Company, but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**

4. The resolution as to whether or not to approve the Scheme put to the vote at the Meeting shall, under Section 99 of the Companies Act 1981, be decided on the basis of the majority in number representing three-fourths in value of the Scheme Shares that are voted either in person or by proxy at the Meeting and will therefore be conducted by poll in accordance with the Company's bye-laws.

5. **IMPORTANT: IF YOU WISH TO VOTE FOR THE SCHEME, TICK IN THE BOX BELOW THE BOX MARKED "FOR the Scheme". IF YOU WISH TO VOTE AGAINST THE SCHEME, TICK IN THE BOX BELOW THE BOX MARKED "AGAINST the Scheme".** Failure to tick either box will entitle your proxy to cast your vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the Notice convening the Meeting or abstain.

6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.

7. You are requested to lodge this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, with the branch share registrar in Hong Kong of the Company, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the Meeting, but if this form of proxy is not so lodged, it may be handed to the Chairman of the Meeting at the Meeting. Completion and return of this form of proxy will not preclude you from attending the Meeting and voting in person if you so wish, but in the event of your attending the Meeting after having lodged this form of proxy, this form of proxy will be deemed to have been revoked.

8. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the relevant joint holding.

9. A self-addressed, pre-paid envelope marked "For Return of Court Meeting Proxy Form and/or Special General Meeting Proxy Form — Henderson China Holdings Limited" is enclosed for your convenience for returning by post (from within Hong Kong only) this completed form of proxy.

* *For identification purposes only*

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this document, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Henderson China Holdings Limited, you should at once hand this document and the accompanying forms of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



恒基中國集團有限公司*

HENDERSON CHINA HOLDINGS LIMITED

Incorporated in Bermuda with limited liability

(Stock Code: 0246)

PROPOSED PRIVATISATION BY



恒基兆業地產有限公司

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

BY WAY OF A SCHEME OF ARRANGEMENT (UNDER SECTION 99 OF THE COMPANIES ACT 1981 OF BERMUDA) INVOLVING THE CANCELLATION OF ALL THE ISSUED SHARES OF HK$1.00 EACH IN HENDERSON CHINA HOLDINGS LIMITED HELD BY THE SCHEME SHAREHOLDERS (AS DEFINED HEREIN)

Financial Adviser to Henderson Land Development Company Limited

Morgan Stanley

Independent financial adviser to the Independent Board Committee (as defined herein) of Henderson China Holdings Limited



PLATINUM
Securities

A letter from the board of directors of Henderson China Holdings Limited is set out on pages 8 to 17 of this document. An explanatory statement regarding the Proposal (as defined herein) is set out on pages 46 to 63 of this document. A letter from the Independent Board Committee (as defined herein) containing their advice to the Independent Shareholders (as defined herein) in relation to the Proposal is set out on page 18 of this document. A letter from the independent financial adviser, Platinum Securities Company Limited, containing its advice to the Independent Board Committee in relation to the Proposal is set out on pages 19 to 45 of this document.

The action to be taken by the Shareholders (as defined herein) are set out on page 62 of this document.

Notices convening the Court Meeting (as defined herein) and the Special General Meeting (as defined herein) both to be held on Friday, 22nd July, 2005 are set out on pages 157 to 160 of this document. Whether or not you are able to attend the Meetings (as defined herein), you are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the enclosed white form of proxy in respect of the Special General Meeting, in accordance with the instructions respectively printed thereon, and to lodge them with Henderson China Holdings Limited's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible but in any event so as to reach them not later than 48 hours before the time appointed for holding of the relevant Meeting. In the case of the pink form of proxy, it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged.

This document is issued jointly by Henderson China Holdings Limited and Henderson Land Development Company Limited.

* *For identification purposes only*

20th June, 2005

CONTENTS

In this document (other than the Scheme, the Notice of the Court Meeting and the Notice of the Special General Meeting), the following expressions have the following meanings, unless the context requires otherwise:

"acting in concert"	has the meaning ascribed to such expression under the Takeovers Code
"Adjusted NAV"	adjusted consolidated net asset value of the HCHL Group which is based on the NAV and adjusted for certain items as set out in section 7 of Appendix I to this document
"Announcement"	the announcement dated 19th May, 2005 issued jointly by HCHL and HLD relating to, inter alia, the Proposal and published in the South China Morning Post, Sing Tao Daily, the Hong Kong Economic Journal and the Hong Kong Economic Times on 20th May, 2005
"Announcement Date"	19th May, 2005, being the date of the Announcement
"associate(s)"	has the meaning ascribed to such expression under the Takeovers Code
"Authorisations"	all the necessary authorisations, registrations, filings, rulings, consents, permissions and approvals in connection with the Proposal
"Board"	the board of directors of HCHL
"Cancellation Price"	the cancellation price of HK$8.00 per Scheme Share payable in cash by HLD to the Scheme Shareholders
"Canon International"	Canon International Limited, a company incorporated in the British Virgin Islands with limited liability, and a wholly-owned subsidiary of Potential Enterprises Limited which is wholly-owned by Ms. Liza Lee Pui Ling who is the daughter of Dr. Lee Shau Kee and the sister of Mr. Lee Ka Kit and Mr. Lee Ka Shing, all of whom are directors of HLD and HCHL
"Companies Act"	the Companies Act 1981 of Bermuda
"Condition(s)"	the conditions or any of them to which the Proposal is subject, which are set out in the section entitled "Conditions of the Proposal" in the Explanatory Statement on pages 47 to 49 of this document

"Controlling Parties"	Primeford, Timsland and Quantum, all indirect wholly-owned subsidiaries of HLD and are beneficially interested in an aggregate of approximately 65.32% of the issued share capital of HCHL as at the Latest Practicable Date
"Court Meeting"	a meeting of the Scheme Shareholders convened by the direction of the Supreme Court at which the Scheme will be voted on, which will be held in the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Friday, 22nd July, 2005 at 11:00 a.m., Hong Kong, notice of which is set out on pages 157 and 158 of this document, or any adjournment thereof
"DTZ"	DTZ Debenham Tie Leung Limited, an independent professional property valuer
"Effective Date"	the date on which the Scheme, if approved, becomes effective, which is expected to be Friday, 12th August, 2005 (Bermuda time)
"Excluded Parties"	Canon International, Mr. Jackson Woo Ka Biu and Ms. Carmen Woo Ka Man, all beneficially interested in an aggregate of approximately 5.14% of the issued share capital of HCHL as at the Latest Practicable Date
"Executive"	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong or any delegate for the time being of the Executive Director
"Explanatory Statement"	the explanatory statement as set out on pages 46 to 63 of this document in compliance with Section 100 of the Companies Act
"HCHL"	Henderson China Holdings Limited, a company incorporated in Bermuda with limited liability, the Shares of which are currently listed on the Main Board of the Stock Exchange
"HCHL Group"	HCHL and its subsidiaries
"HLD"	Henderson Land Development Company Limited, the controlling shareholder indirectly interested in approximately 65.32% of the issued share capital of HCHL and a company incorporated in Hong Kong with limited liability, the shares of which are currently listed on the Main Board of the Stock Exchange
"HLD Group"	HLD and its subsidiaries

"HLD Shares"	ordinary shares of HK$2.00 each in the capital of HLD
"holder"	a registered holder of shares including a person entitled by transmission to be registered as such and joint holders
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent board committee of HCHL, comprising Mr. Liang Shangli and Mr. Leung Yuk Kwong both of whom are independent non-executive directors of HCHL, which has been established for the purpose of advising the Independent Shareholders in relation to the Proposal
"Independent Shareholders"	Shareholders other than the Controlling Parties and the Excluded Parties
"Latest Practicable Date"	16th June, 2005, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Meetings"	the Court Meeting and the Special General Meeting or any of them, as the case may be
"Messrs. Lee"	Messrs. Lee Shau Kee, Lee Ka Kit and Lee Ka Shing, all of whom are directors of HCHL and HLD
"Morgan Stanley"	Morgan Stanley Dean Witter Asia Limited, a company incorporated in Hong Kong, which is licensed for Type 1 regulated activity (dealing in securities), Type 4 regulated activity (advising on securities), Type 6 regulated activity (advising on corporate finance) and Type 7 regulated activity (providing automated trading services) under the SFO, being the financial adviser to HLD in connection with the Proposal
"Non-compete Agreement"	the non-compete agreement between the Parent Company, Messrs. Lee and HCHL dated 15th March, 1996
"NAV"	the consolidated net asset value of the HCHL Group as at 31st December, 2004 based on the unaudited financial statements of the HCHL Group for the six months ended 31st December, 2004 as set out in the latest interim report of HCHL despatched to the Shareholders on 30th March, 2005

"Parent Company"	Henderson Development Limited, the controlling shareholder of HLD which owns approximately 61.87% in HLD and a private company incorporated in Hong Kong with limited liability
"Platinum"	Platinum Securities Company Limited, licensed to carry out Type 1 regulated activity (dealing in securities) and Type 6 regulated activity (advising on corporate finance) under the SFO, and the independent financial adviser to the Independent Board Committee
"Primeford"	Primeford Investment Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Brightland Enterprises Limited which is wholly-owned by HLD
"PER"	price to earnings ratio
"PRC"	the People's Republic of China
"Price Increase Announcement"	the announcement dated 3rd June, 2005 issued jointly by HCHL and HLD relating to, inter alia, increase in cancellation price from HK$7.50 per Scheme Share to HK$8.00 per Scheme Share and published in South China Morning Post and the Hong Kong Economic Journal on 6th June, 2005
"Proposal"	the proposal for the privatisation of HCHL by HLD by way of the Scheme
"Quantum"	Quantum Overseas Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Brightland Enterprises Limited which is wholly-owned by HLD
"Record Time"	5:00 p.m. Hong Kong time on Friday, 12th August, 2005 for determining entitlements under the Scheme
"Register"	the register of members of HCHL
"Relevant Authorities"	appropriate governments and/or governmental bodies, regulatory bodies, courts or institutions
"RMB"	Renminbi, the lawful currency of the PRC

"Scheme"	the scheme of arrangement between HCHL and the Scheme Shareholders under Section 99 of the Companies Act as set out on pages 151 to 156 of this document, with or subject to any modification thereof or addition thereto or condition(s) approved or imposed by the Supreme Court involving the cancellation of all the Scheme Shares
"Scheme Share(s)"	Share(s) held by the Scheme Shareholders as at the Record Time
"Scheme Shareholder(s)"	Shareholder(s) of HCHL other than the Controlling Parties
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders"	holders of Shares
"Shares"	shares of HK$1.00 each in the share capital of HCHL
"Special General Meeting"	the special general meeting of HCHL to be held at 11:30 a.m. on Friday, 22nd July, 2005 in the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong, notice of which is set out on pages 159 and 160 of this document, or any adjournment thereof
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	has the meaning ascribed to such expression under the Listing Rules
"Supreme Court"	the Supreme Court of Bermuda
"Takeovers Code"	the Code on Takeovers and Mergers
"Timsland"	Timsland Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Brightland Enterprises Limited which is wholly-owned by HLD
"trading day"	a day on which the Stock Exchange is open for trading in securities
"HK$" and "cents"	Hong Kong dollar(s), the lawful currency of Hong Kong for the time being
"%"	per cent.

	2005
Latest time for lodging transfers of the Shares to qualify for entitlement to attend and vote at the Court Meeting and the Special General Meeting	4:00 p.m. on Friday, 15th July, 2005
Register closed for determination of entitlements to attend and vote at the Court Meeting and the Special General Meeting *(Note 1)*	Monday, 18th July, 2005 to Friday, 22nd July, 2005 (both dates inclusive)
Latest time for lodging forms of proxy in respect of *(Notes 2 and 4)*:	
Court Meeting	11:00 a.m. on Wednesday, 20th July, 2005
Special General Meeting	11:30 a.m. on Wednesday, 20th July, 2005
Suspension of dealings in Shares	9:30 a.m. on Friday, 22nd July, 2005
Court Meeting *(Note 3)*	11:00 a.m. on Friday, 22nd July, 2005
Special General Meeting *(Note 3)*	11:30 a.m. on Friday, 22nd July, 2005 or so soon thereafter as the Court Meeting shall have been concluded or adjourned
Press announcement of the results of the Meetings in South China Morning Post and Hong Kong Economic Journal	Monday, 25th July, 2005
Resumption of dealings in the Shares	9:30 a.m. on Monday, 25th July, 2005
Supreme Court hearing of the petition to sanction the Scheme *(Note 4)*	Friday, 5th August, 2005
Press announment of the results of hearing of the petition to sanction the Scheme in South China Morning Post and Hong Kong Economic Journal	Monday, 8th August, 2005
Last day for dealings in the Shares	Monday, 8th August, 2005
Latest time for lodging transfers of the Shares to qualify for entitlements under the Scheme	4:00 p.m. on Thursday, 11th August, 2005
Book close date *(Note 5)*	Friday, 12th August, 2005
Record Time	5:00 p.m. on Friday, 12th August, 2005
Effective Date *(Notes 4 and 6)*	Friday, 12th August, 2005

Press announcement on Effective Date and withdrawal of listing in South China Morning Post and Hong Kong Economic Journal	Monday, 15th August, 2005
Withdrawal of the listing of the Shares on the Stock Exchange becomes effective *(Note 6)*	9:30 a.m. on Monday, 15th August, 2005
Cheques for cash entitlements under the Scheme to be despatched on or before	Monday, 22nd August, 2005

Shareholders should note that the above timetable is subject to change. Further announcement(s) will be made in the event that there is any such change.

Notes:

1. The registers of members of HCHL kept in Bermuda and Hong Kong will be closed during such period for the purpose of determining entitlements of the Independent Shareholders to attend and vote at the Court Meeting and of the Shareholders to attend and vote at the Special General Meeting. This book close period is not for determining entitlements under the Scheme.
2. Forms of proxy should be lodged with HCHL's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible and in any event not later than the relevant times and dates stated above. In the case of the pink form of proxy in respect of the Court Meeting, it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged. In order to be valid, the white form of proxy for the Special General Meeting must be lodged, not later than the time and date stated above. Completion and return of a form of proxy for either the Court Meeting or the Special General Meeting will not preclude a Shareholder from attending and voting in person at the relevant Meeting. In such event, the returned form of proxy will be deemed to have been revoked.
3. The Court Meeting and the Special General Meeting will be held in the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong at the times and dates specified above. Please see the notice of the Court Meeting set out on pages 157 and 158 and the notice of the Special General Meeting set out on pages 159 and 160 of this document for details.
4. All references in this document to times and dates are references to Hong Kong times and dates other than references to the expected date for the Supreme Court hearing of the petition to sanction the Scheme and the Effective Date, which are references to the relevant dates in Bermuda. For the period from the date of this document to 29th October, 2005, Bermuda time is 11 hours behind Hong Kong time and will be 12 hours behind Hong Kong time thereafter.
5. The registers of members of HCHL kept in Bermuda and Hong Kong will be closed during such period for the purpose of determining Scheme Shareholders who are qualified for entitlements under the Scheme.
6. The Scheme will become effective when it is sanctioned (with or without modification) by the Supreme Court and a copy of the Supreme Court order is delivered to the Registrar of Companies in Bermuda for registration. Independent Shareholders should note the Conditions of the Proposal set out on pages 47 to 49 of this document. It is expected that the listing of the Shares on the Stock Exchange will be withdrawn with effect from 9:30 a.m. on Monday, 15th August, 2005.



恒基中國集團有限公司*
HENDERSON CHINA HOLDINGS LIMITED
Incorporated in Bermuda with limited liability
(Stock Code: 0246)

Executive Directors:
Mr. Lee Ka Kit *(Chairman and President)*
Dr. Lee Shau Kee
Mr. Colin Lam Ko Yin
Mr. Lee King Yue
Mr. Leung Sing
Mr. Lee Ka Shing
Mr. Patrick Kwok Ping Ho
Mr. Ho Wing Fun
Mr. Cheung Fong Ming

Non-executive Directors:
Mr. Wong Ying Wai
Mr. Kan Fook Yee
Mr. Philip Yuen Pak Yiu

Independent Non-executive Directors:
Mr. Liang Shangli
Mr. Gordon Kwong Che Keung
Mr. Leung Yuk Kwong

Registered Office:
Clarendon House,
Church Street,
Hamilton HM 11,
Bermuda

Hong Kong Head Office and Principal Place of Business:
72-76/F, Two International Finance Centre
8 Finance Street, Central,
Hong Kong

20th June, 2005

To Shareholders

Dear Sir or Madam,

**PROPOSED PRIVATISATION OF
HENDERSON CHINA HOLDINGS LIMITED BY
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
UNDER SECTION 99 OF THE COMPANIES ACT**

INTRODUCTION

It was jointly announced by HLD and HCHL on 19th May, 2005 that on 17th May, 2005, HLD, three of whose indirect wholly-owned subsidiaries comprising the Controlling Parties holding 325,133,977 Shares representing approximately 65.32% of the issued share capital of HCHL,

* *For identification purposes only*

requested the Board to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of HCHL by way of a scheme of arrangement under Section 99 of the Companies Act involving the cancellation and extinguishment of all the Scheme Shares in consideration of the payment of the cancellation price of HK$7.50 per Scheme Share.

It was jointly announced by HLD and HCHL on 3rd June, 2005 that in order to make the cancellation price more attractive to the Scheme Shareholders, HLD had decided to increase the cancellation price as originally announced on 19th May, 2005 from HK$7.50 per Scheme Share to HK$8.00 per Scheme Share, representing an increase of approximately 6.67%. HLD has stated that it would not further increase the Cancellation Price. Following such announcement, HLD will not be allowed to increase the Cancellation Price, save in wholly exceptional circumstances, as a result of the provisions of Rule 18.3 of the Takeovers Code.

Upon the Scheme becoming effective, HCHL will become a wholly-owned subsidiary of HLD. HCHL will apply to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange immediately following the Effective Date.

It is the intention of HLD to maintain the existing businesses of the HCHL Group upon the privatisation of HCHL.

As at the date of this document, the Controlling Parties are beneficially interested in an aggregate of 325,133,977 Shares, representing approximately 65.32% of the issued share capital of HCHL. Such Shares, by reason of the fact that the Controlling Parties are all indirect wholly-owned subsidiaries of HLD, will not form part of the Scheme Shares, and accordingly, will neither be represented nor voted at the Court Meeting to approve the Scheme. Although as stated in the Announcement, Shares held by the Controlling Parties will not be voted at the Special General Meeting, in view of the absence of any prohibition restricting the Controlling Parties from attending and voting at the Special General Meeting, the Controlling Parties now intend to vote at the Special General Meeting and have indicated that if the Scheme is approved at the Court Meeting, those Shares held by them will be voted in favour of the special resolution to be proposed at the Special General Meeting to approve and give effect to the Scheme.

In view of the interests of HLD in the Proposal and the relationships between the Excluded Parties and HLD as explained in the following paragraph, all of the 25,584,095 Shares of the Excluded Parties which represent approximately 5.14% of the issued share capital of HCHL, although forming part of the Scheme Shares, will not be represented or voted at the Court Meeting as the Excluded Parties are presumed to be parties acting in concert with HLD under the Takeovers Code. Although it was also stated in the Announcement that the Excluded Parties will abstain from voting on the Scheme at the Meetings, in view of the absence of any prohibition restricting the Excluded Parties (other than Mr. Jackson Woo Ka Biu who confirmed, in seeking ruling from the Executive that Rule 2.4 of the Takeovers Code is not applicable to the Proposal, that he will not take part or vote as a Shareholder at any meetings of the Shareholders to approve the Proposal) from attending and voting at the Special General Meeting, the Excluded Parties other than Mr. Jackson Woo Ka Biu now intend to vote at the Special General Meeting and have indicated that if the Scheme is approved at the Court Meeting, those Shares held by them will be voted in favour of the special resolution to be proposed at the Special General Meeting to approve and give effect to the Scheme.

As at the date of this document, Canon International is beneficially interested in 24,328,000 Shares, Mr. Jackson Woo Ka Biu is beneficially interested in 544,802 Shares and Ms. Carmen Woo Ka Man is beneficially interested in 711,293 Shares, representing approximately 4.89%, approximately 0.11% and approximately 0.14%, respectively of the issued share capital of HCHL. Canon International is a company ultimately controlled by Ms. Liza Lee Pui Ling who is the daughter of Dr. Lee Shau Kee and the sister of Mr. Lee Ka Kit and Mr. Lee Ka Shing, all of whom are directors of HLD. Mr. Jackson Woo Ka Biu is the son of, and an alternate director of HLD to, Sir Po-shing Woo who is a non-executive director of HLD. Ms. Carmen Woo Ka Man is the daughter of Sir Po-shing Woo and the sister of Mr. Jackson Woo Ka Biu. Canon International, Mr. Jackson Woo Ka Biu and Ms. Carmen Woo Ka Man are presumed to be parties acting in concert with HLD under the Takeovers Code.

HLD has appointed Morgan Stanley as its financial adviser in connection with the Proposal.

The Board comprises fifteen directors, nine of whom are executive directors, three are non-executive directors and the remaining three are independent non-executive directors. As Mr. Gordon Kwong Che Keung is an independent non-executive director of HLD and Henderson Investment Limited, a subsidiary of HLD, he is not considered to be independent under the Takeovers Code to opine on the terms of the Proposal. As a result, the Independent Board Committee comprising Mr. Liang Shangli and Mr. Leung Yuk Kwong, both being independent non-executive directors of HCHL appointed by the Board, has been established to make a recommendation to the Independent Shareholders in respect of the Proposal.

Platinum has been appointed by the Board as the independent financial adviser to advise the Independent Board Committee in connection with the Proposal.

SHAREHOLDING STRUCTURE

The table below sets out the ownership of the Shares in issue, including those beneficially owned by the Controlling Parties and the Excluded Parties, as at the Latest Practicable Date:-

	As at the Latest Practicable Date		Upon completion of the Proposal	
Shareholders	**Number of Shares**	**%**	**Number of Shares**	**%**
Primeford	175,000,000	35.16	175,000,000	53.82
Timsland	75,233,977	15.11	75,233,977	23.14
Quantum	74,900,000	15.05	74,900,000	23.04
Aggregate number of Shares of the Controlling Parties	*325,133,977*	*65.32*	*325,133,977*	*100*
Jackson Woo Ka Biu *(note 1)*	544,802	0.11	—	—
Carmen Woo Ka Man *(note 2)*	711,293	0.14	—	—
Canon International *(note 3)*	24,328,000	4.89	—	—
Aggregate number of Shares of the Excluded Parties	*25,584,095*	*5.14*	—	—
Aggregate number of Shares of the Controlling Parties and the Excluded Parties	*350,718,072*	*70.46*	*325,133,977*	*100*
Independent Shareholders	147,058,133	29.54	—	—
Total	497,776,205	100.00	325,133,977	100.00
Scheme Shareholders *(note 4)*	172,642,228	34.68	—	—

Notes:

1. Mr. Jackson Woo Ka Biu is the son of, and an alternate director of HLD to, Sir Po-shing Woo who is a non-executive director of HLD and therefore is presumed to be a party acting in concert with HLD under the Takeovers Code.
2. Ms. Carmen Woo Ka Man is the daughter of Sir Po-shing Woo and the sister of Mr. Jackson Woo Ka Biu and therefore is presumed to be a party acting in concert with HLD under the Takeovers Code.
3. Canon International is a company ultimately controlled by Ms. Liza Lee Pui Ling who is the daughter of Dr. Lee Shau Kee and the sister of Mr. Lee Ka Kit and Mr. Lee Ka Shing, all of whom are directors of HLD. Canon International is presumed to be a party acting in concert with HLD under the Takeovers Code.
4. The total number of Scheme Shares equals the aggregate number of Shares held by the Excluded Parties and the Independent Shareholders.

Assuming that no further Shares will be issued or repurchased between the Latest Practicable Date and the Record Time, all of the 172,642,228 Scheme Shares then in issue will be cancelled and extinguished.

SUMMARY OF THE PROPOSAL

The purpose of this document is to give you further information regarding the Proposal and to give you notices of the Court Meeting and the Special General Meeting. Your attention is also drawn to the letter from the Independent Board Committee, the letter from Platinum to the Independent Board Committee, the Explanatory Statement and the Scheme, all of which form part of this document.

It is proposed that, subject to the Conditions being fulfilled or, if applicable, waived, the Proposal will be implemented by way of the Scheme, which will involve the cancellation and extinguishment of the Scheme Shares and a reduction of the issued share capital of HCHL under Section 46 of the Companies Act. Accordingly, HCHL will become a wholly-owned subsidiary of HLD. The Scheme also provides that, in consideration of the cancellation and extinguishment of the Scheme Shares, all of the Scheme Shareholders whose names appear on the Register at the Record Time will be entitled to receive the Cancellation Price, which is HK$8.00 for each Scheme Share held.

Payment of the Cancellation Price will be effected by cheques and implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous rights to which HLD may otherwise be, or claim to be, entitled against any holder of Scheme Shares.

On the bases of the Cancellation Price and of a total of 172,642,228 Scheme Shares and 325,133,977 Shares held by the Controlling Parties outstanding as at the Latest Practicable Date, the entire issued share capital of HCHL is valued at approximately HK$3,982 million under the Proposal. The amount of cash required for the payment of the Cancellation Price is approximately HK$1,381 million. HLD has stated that it intended to finance the payment of the Cancellation Price from internal resources and/or bank borrowings. HLD has, among others, two syndicated loan facilities of which an amount of HK$3,750,000,000 and an amount of HK$3,700,000,000 are available to HLD for use under the respective credit facilities and their respective facility agents are Standard Chartered Bank (Hong Kong) Limited and BNP Paribas Hong Kong Branch. The payment of interest on, and repayment of or security for, any loan facilities will not depend to any significant extent on the business of HCHL. HLD may consider, in the event of favourable market conditions, to refinance the syndicated loan facility in relation to which BNP Paribas Hong Kong Branch is acting as facility agent prior to its final maturity. In such circumstance, an amount of up to approximately HK$1,381 million required for the payment of the Cancellation Price will be earmarked by HLD out of the undrawn amount in the syndicated loan facility in relation to which Standard Chartered Bank (Hong Kong) Limited is acting as facility agent for such purpose and such earmarked facility amount shall not be used for any other purpose until the payment in full of the Cancellation Price or until the Proposal lapses.

Morgan Stanley is satisfied that sufficient financial resources are available to HLD for the implementation of the Proposal.

The Proposal will become effective and binding on HCHL and all of the Scheme Shareholders, including the Excluded Parties and their nominees in whose names some of the Shares beneficially owned by them are registered, provided that the Conditions are fulfilled, or if applicable waived.

The Scheme will lapse if it does not become effective on or before 30th November, 2005 or such later date as HLD and HCHL may agree or as the Supreme Court may allow and the Scheme Shareholders will be notified accordingly by press announcements.

Assuming that the Scheme becomes effective on Friday, 12th August, 2005, cheques for the Cancellation Price are expected to be despatched to the Scheme Shareholders on or before Monday, 22nd August, 2005.

FINANCIAL EFFECTS OF THE PROPOSAL

Share Price

The Cancellation Price of HK$8.00 per Scheme Share represents:

- a premium of approximately 66.67% over the closing price of HK$4.80 per Share as quoted on the Stock Exchange on 13th May, 2005 (being the last trading day prior to the suspension of trading in the Shares pending the issue of the Announcement);

- a premium of approximately 60.97% over the average closing price of approximately HK$4.97 per Share based on the daily closing prices as quoted on the Stock Exchange over the 10 trading days up to and including 13th May, 2005;

- a premium of approximately 64.27% over the average closing price of approximately HK$4.87 per Share based on the daily closing prices as quoted on the Stock Exchange over the 30 trading days up to and including 13th May, 2005;

- a premium of approximately 64.61% over the average closing price of approximately HK$4.86 per Share based on the daily closing prices as quoted on the Stock Exchange over the 60 trading days up to and including 13th May, 2005;

- a premium of approximately 86.05% over the average closing price of approximately HK$4.30 per Share based on the daily closing prices as quoted on the Stock Exchange over the 180 trading days up to and including 13th May, 2005;

- a premium of approximately 2.56% over the closing price of HK$7.80 per Share as quoted on the Stock Exchange on 2nd June, 2005 (being the last trading day prior to the suspension of trading in the Shares pending the issue of the Price Increase Announcement); and

- a premium of approximately 8.11% over the closing price of HK$7.40 per Share as quoted on the Stock Exchange as at the Latest Practicable Date.

Historical share price information on the Shares is set out in the section headed "Market Prices" in Appendix III to this document.

Net Assets

The Cancellation Price represents:

(i) a discount of approximately 42.69% over the NAV per Share of approximately HK$13.96; and

(ii) a discount of approximately 36.05% over the Adjusted NAV per Share of approximately HK$12.51.

Earnings

The unaudited consolidated loss attributable to the Shareholders for the six months ended 31st December, 2004 was approximately HK$12 million, representing a loss per Share of approximately 2 cents.

The HCHL Group's audited consolidated profit attributable to the Shareholders for the year ended 30th June, 2004 was approximately HK$16 million, representing earnings per Share of approximately 3 cents. The HCHL Group's audited consolidated loss attributable to the Shareholders in respect of the previous financial year was approximately HK$399 million which is equivalent to loss per Share of approximately 80 cents.

Based on the earnings per Share for the twelve months ended 31st December, 2004, the Cancellation Price would represent a PER for Shares of approximately 114. This represents a premium of approximately 66.67% over the PER of approximately 69 based on the closing price of HK$4.80 per Share on 13th May, 2005.

Dividend Yield

Based on the Cancellation Price and the dividends approved and paid during the 12 months ended 31st December, 2004, the dividend yield for the Shares would be approximately 0.8%.

BACKGROUND TO, AND REASONS FOR, THE PROPOSAL

Your attention is drawn to the section headed "Background to, and reasons for, the Proposal" in the Explanatory Statement on pages 50 and 51 of this document.

INFORMATION RELATING TO HCHL GROUP AND FUTURE INTENTIONS

Your attention is drawn to the sections headed "Information relating to the HCHL Group" and "Future intentions" in the Explanatory Statement on pages 51 to 57 of this document.

OTHER INFORMATION

Mr. Jackson Woo Ka Biu is the son of, and an alternate director of HLD to, Sir Po-shing Woo who is a non-executive director of HLD and is presumed to be a party acting in concert with HLD under the Takeovers Code. As at the Latest Practicable Date, Mr. Jackson Woo Ka Biu was interested in 544,802 Shares. In view of the relatively insignificant interest of Mr. Jackson Woo Ka Biu in the Shares representing only approximately 0.11% of the entire issued share capital of HCHL and the confirmation by Mr. Jackson Woo Ka Biu to the Executive prior to the Announcement confirming that (1) he has not been involved, or participated as an alternate director to Sir Po-shing Woo, in HLD's decision making process as regards the making of the Proposal; and (2) at any time prior to the Effective Date or the date on which the Scheme lapses (whichever is the earlier): (i) he will not be involved, or participate as an alternate director to Sir Po-shing Woo, in HLD's decision making process as regards the making of the Proposal; (ii) he will not take part or vote as a Shareholder at any meetings of the Shareholders to approve the Proposal; and (iii) he will receive no ancillary benefit, and will be treated no differently than the other Shareholders, in respect of the Proposal, the Executive has ruled that Rule 2.4 of the Takeovers Code is not applicable to the Proposal.

MEETINGS AND ACTION TO BE TAKEN BY THE SHAREHOLDERS

As you will see from the notices of Meetings set out on pages 157 to 160 of this document, the Meetings have been convened to be held at 11:00 a.m. and 11:30 a.m. respectively in the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Friday, 22nd July, 2005.

In accordance with the direction of the Supreme Court, the Court Meeting has been convened for the purpose of considering and, if thought fit, passing the appropriate resolution to approve the Scheme (with or without modifications). In so far as the sanction of the Scheme by the Supreme Court is concerned, such a resolution will be deemed to have been passed if a majority in number representing three-fourths in value of the Shares held by the Scheme Shareholders present and voting either in person or by proxy at the Court Meeting vote in favour of the Scheme. As explained above, however, such a resolution will only be considered to have been passed under the Takeovers Code if (i) the Scheme is approved by at least 75% of the votes attaching to the Shares of the Independent Shareholders that are cast either in person or by proxy at the Court Meeting; and (ii) the number of votes cast against the resolution at the Court Meeting is not more than 10% of all the Shares held by all of the Independent Shareholders. Based on 147,058,133 Shares held by the Independent Shareholders as at the Latest Practicable Date, 10% of such Shares amounted to 14,705,813 Shares.

Immediately following the Court Meeting, the Special General Meeting has been convened for the purpose of considering and, if thought fit, passing a special resolution to approve and give effect to the Scheme. The special resolution will be passed provided that it is approved by a majority of at least three-fourths of the votes cast by the Shareholders present and voting in person or by proxy at the Special General Meeting. All Shareholders will be entitled to attend and vote on such special resolution at the Special General Meeting.

As at the date of this document, the Controlling Parties are beneficially interested in an aggregate of 325,133,977 Shares, representing approximately 65.32% of the issued share capital of HCHL. Such Shares, by reason of the fact that the Controlling Parties are all indirect wholly-owned subsidiaries of HLD, will not form part of the Scheme Shares and, accordingly, will neither be represented nor voted at the Court Meeting to approve the Scheme. Although as stated in the Announcement, Shares held by the Controlling Parties will not be voted at the Special General Meeting, in view of the absence of any prohibition restricting the Controlling Parties from attending and voting at the Special General Meeting, the Controlling Parties now intend to vote at the Special General Meeting and have indicated that if the Scheme is approved at the Court Meeting, those Shares held by them will be voted in favour of the special resolution to be proposed at the Special General Meeting to approve and give effect to the Scheme. In addition, the Excluded Parties, who as at the date of this document are collectively beneficially interested in 25,584,095 Shares representing approximately 5.14% of the issued share capital of HCHL, and their nominees in whose names some of the Shares beneficially interested by them are registered will not, for the reasons already explained above, attend and vote at the Court Meeting in person or by proxy in their capacity as Scheme Shareholders. Although it was also stated in the Announcement that the Excluded Parties will abstain from voting on the Scheme at the Meetings, in view of the absence of any prohibition restricting the Excluded Parties (other than Mr. Jackson Woo Ka Biu who confirmed, in seeking ruling from the Executive that Rule 2.4 of the Takeovers Code is not applicable to the Proposal, that he will not take part or vote as a Shareholder at any meetings of the Shareholders to approve the Proposal) from attending and voting at the Special General Meeting, the Excluded Parties other than Mr. Jackson Woo Ka Biu now intend to vote at the Special General Meeting and have indicated that if the Scheme is approved at the Court Meeting, those Shares held by them will be voted in favour of the special resolution to be proposed at the Special General Meeting to approve and give effect to the Scheme.

Whether or not you are able to attend the Meetings in person, you are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the white form of proxy in respect of the Special General Meeting in accordance with the instructions respectively printed thereon and to lodge them with HCHL's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible, but in any case not later than the following respective times. In the case of the pink form of proxy for use at the Court Meeting, it is requested that this form of proxy be lodged not later than 11:00 a.m. on Wednesday, 20th July, 2005 but if it is not so lodged, it may be handed to the chairman of the Court Meeting at the Court Meeting. In order to be valid, the white form of proxy for use at the Special General Meeting must be lodged not later than 11:30 a.m. on Wednesday, 20th July, 2005. One self-addressed, pre-paid envelope marked "For Return of Court Meeting Proxy Form and/or Special General Meeting Proxy Form — Henderson China Holdings Limited" is enclosed in order to facilitate the return by the Shareholders by post (from within Hong Kong only) of their completed forms of proxy. The completion and return of a form of proxy for any of the Meetings will not preclude you from attending the relevant Meeting and voting in person if you so wish. In the event that you attend a Meeting after having lodged the form of proxy, your form of proxy for that Meeting will be deemed to have been revoked.

For the purpose of determining the entitlements of the Independent Shareholders to attend and vote at the Court Meeting and of the Shareholders to attend and vote at the Special General Meeting, the Register will be closed from Monday, 18th July, 2005 to Friday, 22nd July, 2005 (both dates inclusive) and during such period, no transfer of Shares will be effected. In order to qualify to vote at the Court Meeting and the Special General Meeting, all transfers accompanied by the relevant share certificates must be lodged with HCHL's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 15th July, 2005.

Assuming that the Conditions are fulfilled or, where applicable, waived, the Scheme will become effective on the Effective Date, which is expected to be on Friday, 12th August, 2005. Further press announcements will be made giving details of the results of the Meetings and, if all the resolutions are passed at the Meetings, the result of the hearing of the petition for the sanction of the Scheme by the Supreme Court, the last day for dealing in the Shares, the Record Time, the Effective Date and the date of the withdrawal of the listing of the Shares on the Stock Exchange.

SHARE CERTIFICATES, DEALINGS, LISTING, REGISTRATION AND PAYMENT

Your attention is drawn to the sections headed "Share certificates, dealings and listing" and "Registration and payment" in the Explanatory Statement on pages 58 and 59 of this document.

FURTHER INFORMATION

A letter from the Independent Board Committee to the Independent Shareholders as well as a letter from Platinum to the Independent Board Committee are reproduced on pages 18 to 45 of this document. We advise you to read these letters carefully before you take any action in respect of the Proposal.

In considering what action to take in connection with the Proposal, you should consider your own tax position and, if you are in any doubt, you should consult your professional advisers.

You are urged to read the Explanatory Statement as set out on pages 46 to 63 of this document, the appendices to this document, the Scheme as set out on pages 151 to 156 of this document, and the notices of the Court Meeting and the Special General Meeting as set out on pages 157 to 160 of this document.

Yours faithfully,
For and on behalf of the Board
Lee Ka Kit
Chairman



恒基中國集團有限公司*
HENDERSON CHINA HOLDINGS LIMITED
Incorporated in Bermuda with limited liability
(Stock Code: 0246)

20th June, 2005

To the Independent Shareholders

Dear Sirs or Madam,

**PROPOSED PRIVATISATION OF
HENDERSON CHINA HOLDINGS LIMITED BY
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
UNDER SECTION 99 OF THE COMPANIES ACT**

It was jointly announced by HLD and HCHL on 19th May, 2005 that on 17th May, 2005, HLD had requested the directors of HCHL to put forward the Proposal to the Scheme Shareholders for the purpose of acquiring their interests in HCHL at the cancellation price of HK$7.50 per Scheme Share. It was further announced on 3rd June, 2005 that in order to make the cancellation price more attractive to the Scheme Shareholders, HLD had decided to increase the cancellation price from HK$7.50 per Scheme Share to HK$8.00 per Scheme Share, representing an increase of approximately 6.67%. Details of the Proposal are set out in the section entitled "Letter from the Board" as set out on pages 8 to 17 of a document issued jointly by HCHL and HLD dated 20th June, 2005 (the "Document"), of which this letter forms part. For the purpose of the Proposal, we have been appointed as members of the Independent Board Committee to give a recommendation to the Independent Shareholders as to how they should vote on the Proposal. Platinum has been appointed as the independent financial adviser to advise us in connection with the Proposal. Unless the context otherwise requires, terms used in this letter have the same meanings as defined in the Document.

Having considered the terms of the Scheme and the opinion of Platinum and, in particular, the factors, reasons and recommendations as set out in the letter from Platinum on pages 21 to 45 of the Document, we consider that the terms of the Proposal are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting and to vote in favour of the special resolution to approve and give effect to the Proposal at the Special General Meeting.

We also draw the attention of the Independent Shareholders to (i) the letter from the Board, (ii) the Explanatory Statement and (iii) the Appendices which form part of the Explanatory Statement, in particular, the property valuations in Appendix II.

Yours faithfully,
Independent Board Committee

Mr. Liang Shangli	**Mr. Leung Yuk Kwong**
Independent Non-executive Director	*Independent Non-executive Director*

* *For identification purposes only*

The following is the text of the letter of advice from the independent financial adviser to the Independent Board Committee for the purpose of incorporation into this document.



PLATINUM Securities Company Limited

22/F Standard Chartered Bank Building
4 Des Voeux Road, Central
Hong Kong
Telephone (852) 2841 7000
Facsimile (852) 2522 2700

20th June, 2005

To the Independent Board Committee

Dear Sir,

PROPOSED PRIVATISATION OF HENDERSON CHINA HOLDINGS LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT (UNDER SECTION 99 OF THE COMPANIES ACT)

INTRODUCTION

We refer to our engagement to advise the Independent Board Committee with respect to the Proposal for the proposed privatisation of HCHL by HLD by way of the Scheme. Details of the Scheme are contained in the scheme document dated 20th June, 2005 issued jointly by HLD and HCHL (the "Scheme Document") of which this letter forms part. Unless the context otherwise requires, capitalised terms used in this letter shall have the same meanings as those defined in the Scheme Document.

Platinum has been appointed as the independent financial adviser to advise the Independent Board Committee as to whether or not the terms of the Proposal, in particular the Cancellation Price, are fair and reasonable as far as the Independent Shareholders are concerned.

Platinum is independent from, and is not associated with, HLD, HCHL or their respective substantial shareholders or any party acting, or presumed to be acting, in concert with any of them and, accordingly, is considered eligible to give independent advice on the Proposal. We will receive a fee from HCHL for the delivery of this letter. Apart from this normal professional fee payable to us in connection with this appointment, no arrangements exist whereby we will receive any fees or benefits from HLD, HCHL or their respective substantial shareholders or any party acting, or presumed to be acting, in concert with any of them.

INDEPENDENT BOARD COMMITTEE

The Board comprises fifteen directors, nine of whom are executive directors, three are non-executive directors and the remaining three are independent non-executive directors. Amongst the three independent non-executive directors, Mr. Gordon Kwong Che Keung is an independent non-executive director of HLD and Henderson Investment Limited, a subsidiary of HLD, and he is not considered to be independent under the Takeovers Code to opine on the terms of the Proposal. As a result, Mr. Liang Shangli and Mr. Leung Yuk Kwong, the independent non-executive directors of HCHL, have been appointed by the Board as the Independent Board Committee to make a recommendation to the Independent Shareholders in respect of the Proposal.

In formulating our opinion, we have relied on the information and facts supplied by, the opinions expressed by and the representations of, the Board and management of HCHL concerning the HCHL Group, the Proposal and the Scheme, including those facts, opinions and representations set out in the Scheme Document. Examples of such information include financial information, terms of the Proposal, current business operations, future prospects and valuation reports. We have assumed that all such information is true and accurate in all material respects as at the date hereof. The Board have confirmed that they take full responsibility for the contents of the Scheme Document.

We have no reason to believe that such information is inaccurate or that any material facts have been omitted or withheld from the information supplied or opinions expressed in the Scheme Document. In line with normal practice, we have not, however, conducted a verification process of the information supplied to us, nor have we conducted any independent in-depth investigation into the business and affairs of the HCHL Group. The Board has confirmed that no material facts have been omitted from the information supplied to us. We consider that we have reviewed sufficient information to enable us to reach an informed view and to provide a reasonable basis for our recommendation regarding the Proposal and the Scheme.

TERMS OF THE PROPOSAL

In summary, the Proposal involves the following principal terms:

(i) all the Scheme Shares held by the Scheme Shareholders will be cancelled and extinguished under Section 46 of the Companies Act. In return, the Scheme Shareholders will receive HK$8.00 in cash from HLD for every Scheme Share held;

(ii) the issued share capital of HCHL will be reduced and HCHL will become a wholly-owned subsidiary of HLD and the listing of the Shares on the Stock Exchange will be withdrawn;

(iii) based on the Cancellation Price and a total of 172,642,228 Scheme Shares outstanding as at the Latest Practicable Date, the amount of consideration required for the payment of the Cancellation Price is approximately HK$1,381 million;

(iv) HLD has stated that it intends to finance the payment of the Cancellation Price from internal resources and/or bank borrowings; and

(v) the Scheme will lapse if it does not become effective on or before 30th November, 2005 or such later date as HLD and HCHL may agree or as the Supreme Court may allow and the Scheme Shareholders will be notified accordingly by press announcements.

Further details of the terms and conditions of the Proposal are set out in the Explanatory Statement in the Scheme Document.

In so far as the sanction of the Scheme by the Supreme Court is concerned, such a resolution will be deemed to have been passed if a majority in number representing three-fourths in value of the Shares held by the Scheme Shareholders present and voting either in person or by proxy at the Court Meeting vote in favour of the Scheme. However, such a resolution will only be considered to have been passed under the Takeovers Code if: (i) the Scheme is approved by at least 75% of the votes attaching to the Shares of the Independent Shareholders that are cast either in person or by proxy at the Court Meeting; and (ii) the number of votes cast against the resolution at the Court Meeting is not more than 10% of all the Shares held by all of the Independent Shareholders.

Following the Court Meeting, the Special General Meeting will be held for the purpose of considering and, if though fit, passing a special resolution to approve and give effect to the Scheme. The special resolution will be passed provided that it is approved by a majority of at least three-fourths of the votes cast by the Shareholders present and voting in person or by proxy at the Special General Meeting. All Shareholders will be entitled to attend and vote on such special resolution at the Special General Meeting.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation relating to the terms of the Proposal and giving our independent financial advice to the Independent Board Committee, we have considered the following principal factors and reasons:

A. **Background to, and reasons for, the Proposal**

1. ***Business of HCHL***

HCHL is a company incorporated in Bermuda with limited liability, the shares of which have been listed on the Stock Exchange since 28th March, 1996. The principal business activities of the HCHL Group are property development and investment, project management, property management, finance and investment holding in the PRC.

2. ***Increase in the Cancellation Price***

It was announced on 3rd June, 2005 that, to make the Cancellation Price more attractive to the Scheme Shareholders, the initial cancellation price under the Proposal was increased by HLD from the HK$7.50 per Scheme Share originally announced on 19th May, 2005 to HK$8.00 per Scheme Share, representing an increase of approximately 6.67%. HLD has stated that it would not further increase the Cancellation Price, save in wholly exceptional circumstances, as a result of the provisions of Rule 18.3 of the Takeovers Code.

3. ***Rationale for the Proposal***

As stated in the letter from the Board and the Explanatory Statement in the Scheme Document, HLD has identified a number of reasons for and benefits of the Proposal. These include:

(i) the trading volume of the Shares has been thin, resulting in the low liquidity of the Shares. The average daily trading volume for the past six months preceding the Announcement Date has been less than 0.1% of the number of issued Shares;

(ii) since HCHL is owned as to approximately 65.32% by HLD, the directors of HLD believe that it is unlikely that the Scheme Shareholders will receive any other general offer from a third party to acquire the Scheme Shares, as such offer would not succeed without the approval of HLD; and

(iii) the principal activities of both HLD and HCHL include property development and investment, finance, project management and property management. The consolidation of such active operations of HLD and HCHL is expected to result in better utilisation of resources for both HLD and HCHL and, therefore, the resultant consolidated business is expected to result in a more efficient operation with a more cost-effective group structure by making HCHL a wholly-owned subsidiary of HLD.

As a result of the Proposal, an opportunity is available for all the Scheme Shareholders to realise their investments in HCHL at a premium to the prevailing market price of the Shares. We consider the terms of the Proposal are in the interest of the Scheme Shareholders especially after we have reviewed other aspects of the Proposal which we will discuss in the ensuing sections of this letter.

B. Historical financial performance and future growth

An extract of the key financials from the audited consolidated results of the HCHL Group for the three years ended 30th June, 2004 and the unaudited consolidated results for the six months ended 31st December, 2003 and 2004 are set out below:

Table 1: Key financials of HCHL Group for the three years ended 30th June, 2004 and six months ended 31st December, 2003 and 2004

	For the year ended 30th June,			For the six months ended 31st December,	
	2002	2003	2004	2003	2004
		(restated)[1]			
	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)
Turnover	578	188	93	52	35
Profit/(loss) from operations	159	(290)	42	(18)	(13)
Profit/(loss) before taxation	143	(367)	(12)	(32)	(8)
Profit/(loss) attributable to the Shareholders	133	(399)	16	(32)	(12)

Note[1]*:* HCHL Group's 2003 results were restated due to the adoption of a revised accounting standard.

Source: Annual reports and accounts and interim reports of HCHL Group

1. *Turnover and profitability*

As illustrated in Table 1 above, the overall turnover of HCHL Group was a downward trend, decreasing from approximately HK$578 million in 2002 to approximately HK$188 million in 2003 and subsequently to approximately HK$93 million in 2004. Furthermore, the turnover amount of approximately HK$35 million for the six months ended 31st December, 2004 represents approximately 67% of the total turnover for the corresponding period in the previous year. The turnover of HCHL Group was generated from the principal businesses including:

(i) property development;

(ii) property investment;

(iii) finance; and

(iv) management and sales commissions.

Table 2 and Table 3 below is a summary of the turnover and the performance of each revenue segment of HCHL Group for the three years ended 30th June, 2004 and six months ended 31st December, 2004.

Table 2: A breakdown of the turnover of HCHL Group by segment

	For the financial year ended 30th June,						For the six months ended 31st December,	
	2002		2003 (restated)[1]		2004		2004	
	Revenue & other revenue	% of total turnover	Revenue & other revenue	% of total turnover	Revenue & other revenue	% of total turnover	Revenue & other revenue	% of total turnover
	(HK$'000)	(%)	(HK$'000)	(%)	(HK$'000)	(%)	(HK$'000)	(%)
Property development	398,391	68.97	91,042	48.35	28,532	30.57	6,429	15.52
Property investment	67,503	11.69	41,291	21.92	43,796	46.93	21,544	52.03
Finance	81,865	14.17	40,931	21.73	6,406	6.86	2,175	5.25
Management and sales commissions	26,168	4.53	15,066	8.00	14,595	15.64	4,579	11.06
Others and unallocated	3,685	0.64	—	—	—	—	6,686	16.14
Total	577,612	100.00	188,330	100.00	93,329	100.00	41,413	100.00

Note[1]: HCHL Group's 2003 results were restated due to the adoption of a revised accounting standard.

Source: Annual reports and accounts and interim report of HCHL Group

Table 3: A breakdown of the segmental performance result of HCHL Group

	For the financial year ended 30th June,			For the six months ended 31st December,
	2002	2003 (restated)[1]	2004	2004
	Operating profit/ (loss)			Operating profit/ (loss)
	(HK$'000)	(HK$'000)	(HK$'000)	(HK$'000)
Property development	43,341	(191,934)	228,959	(4,696)
Property investment	20,673	(124,317)	(122,847)	(13,397)
Finance	64,603	37,835	6,258	2,166
Management and sales commissions	25,131	(3,462)	7,032	272
Others and unallocated	4,902	(8,123)	(77,820)	2,320
Total	158,650	(290,001)	41,582	(13,335)

Note[1]: HCHL Group's 2003 results were restated due to the adoption of a revised accounting standard.

Source: Annual reports and accounts and interim report of HCHL Group

As illustrated in Table 2 above, approximately 70% of HCHL Group's total turnover was contributed by the property development and investment segments for the last three financial periods. Furthermore, Table 3 above illustrates the significant impact of the property development and investment segments to the overall performance of HCHL Group during these financial periods.

Set out below is a brief review of the performance of each of these two segments during the above periods.

(a) *Property development*

The revenue of the property development segment was mainly derived from the sale of properties and construction of properties. By its nature, turnover of property developments are subject to large variations, depending on the timing of completion of major property development projects.

Performance of property developments is highly correlated to the overall market environment. For the financial year of 2003, both segmental turnover and operating results decreased dramatically, mainly due to the 911 terrorist incident in the United States of America and the Iraqi War which significantly affected the overall global economy. As a result, a segmental loss of approximately HK$192 million was reported.

For the financial year of 2004, overall segmental performance improved mainly due to the recovery from the outbreak of Severe Acute Respiratory Syndrome ("SARS") and the rapid development of the PRC property market in the second half of the financial year. As a result, despite the segmental turnover further decreased to approximately HK$29 million from approximately HK$91 million in 2003, a segmental profit of approximately HK$229 million was reported mainly due to the write back of provisions previously made by the HCHL Group on certain property projects which amounted to approximately HK$264 million during the financial year of 2004.

For the six months ended 31st December, 2004, however, the segmental performance was hit by the austerity measures of the PRC that were aimed to cool down the overheated PRC economy, and the implementation of credit tightening policies, which had put the property sales turnover and property prices under pressure, hence, a resultant segmental turnover of approximately HK$6 million and a segmental loss of approximately HK$5 million were reported.

(b) *Property investment*

The property investment segment accounted for approximately 11.7%, 21.9%, 46.9% and 52.0% of HCHL Group's total revenue for the three years ended 30th June, 2004 and six months ended 31st December, 2004 respectively. This business segment has been loss-making since the financial year of 2003.

Revenue from the segment was mainly derived from property rental revenue from the leasing of HCHL Group's properties. The significant increase in the overall contribution of the property investment segment to the overall turnover of HCHL Group over the past three and a half years was mainly due to the reduced turnover contribution from the property development segment of HCHL Group. Although the segmental turnover was relatively stable for the financial years of 2003 and 2004, at approximately HK$41 million and approximately HK$44 million respectively, the corresponding segmental losses were approximately HK$124 million and approximately HK$123 million respectively which were mainly due to the 911 incident, the Iraqi War and SARS that created significant pressure on the PRC overall property rental market, especially in cities such as Shanghai and Beijing. For the six months ended 31st December, 2004, the segmental turnover was approximately HK$22 million and the segmental loss was approximately HK$13 million.

2. ***Profit attributable to the Shareholders***

For the financial year of 2003, HCHL Group made its first time net loss since its listing in 1996. A loss from operation of approximately HK$290 million was made compared to a profit from operation of approximately HK$159 million for the financial year of 2002. This loss was mainly due to the 911 incident and the Iraqi War which significantly affected the overall economy in the PRC during that year. A profit from operation of approximately HK$42 million was recorded for the financial year of 2004 which was mainly due to the recovery from the outbreak of SARS and the rapid development of the PRC property market in the second half of the year. For the six months ended 31st December, 2004, HCHL Group recorded a loss from operation of approximately HK$13 million mainly due to the imposition by the PRC government of a series of macroeconomic measures in an attempt to cool down the overheated PRC economy and the implementation of credit tightening policies.

Meanwhile, profit attributable to the Shareholders has been volatile, recording a gain of approximately HK$133 million to a loss of approximately HK$399 million and then subsequently to a gain of approximately HK$16 million for the three financial years ended 30th June, 2004. Furthermore, HCHL Group recorded a loss of approximately HK$12 million for the six months ended 31st December, 2004.

HCHL Group's profit from operations and net profit attributable to the Shareholders for the recent periods have been volatile. The Proposal could be considered to be a good opportunity for the Scheme Shareholders to realise their investment in HCHL for other higher growth or more stable investment alternatives. The swapping of lower growth and volatile investments for higher growth and more stable investments is especially conducive when the Cancellation Price is at a premium to the prevailing market price of the Shares. We believe this opportunity for the Scheme Shareholders to switch out of a lower growth and volatile investment, at a premium to market, to higher growth and more stable investments, is in the interest of the Scheme Shareholders.

C. **Dividend**

The following table shows the dividend-related statistics of HCHL for the previous five financial years and for the six months ended 31st December, 2004:

Table 4: Dividend-related statistics of HCHL

For the year ended 30th June,	Dividend per Share	Earnings / (losses) per Share	Dividend payout ratio	Average daily closing price of the Shares	Dividend yield
	(HK$)	(HK$)	(%)	(HK$)	(%)
2000	0.16	0.29	55.17	3.93	4.07
2001	0.12	0.34	35.29	3.41	3.52
2002	0.12	0.27	44.44	3.44	3.49
2003	0.06	(0.80)	N/A	2.88	2.08
2004	0.06	0.03	200.00	3.92	1.53
For the six months ended 31st December, 2004	0.03	(0.02)	N/A	3.85	0.78

Source: Bloomberg, annual reports and accounts and interim report of HCHL Group

The dividend per Share has been gradually decreasing over the past five financial years, from HK$0.16 per Share for the financial year of 2000 to HK$0.06 per Share for the financial year of 2004. However, the dividend payout ratio has increased from approximately 55.17% to approximately 200% during the corresponding period. The dividend yield calculated by using the respective annual average daily closing price of the Shares also showed an overall decreasing trend since the financial year of 2000, with the dividend yield dropping from approximately 4.07% to approximately 1.53% for the financial year of 2004. Moreover, the dividend yield of HCHL further dropped to approximately 0.78% for the six months ended 31st December, 2004, which is relatively low compared to the average Hang Seng Index yield for the same period of approximately 3.15%.

As HCHL currently does not have a corporate dividend policy regarding the minimum dividend payout amount for each financial period, and in light of the decreasing trend in dividend payment in the recent period, there is no assurance that the Shareholders will continue to receive dividends in the coming years.

In light of the above, we are of the view that the Proposal, in particular with the Cancellation Price representing a premium to the prevailing market price of the Shares, offers the Scheme Shareholders an opportunity to swap their investments in the Shares into other potentially higher yield investments, which is in the interest of the Scheme Shareholders.

D. **Share price performance**

Table 5 below sets out the highest and lowest closing prices and the average daily closing prices of the Shares of each of the months between 1st November, 2004 and up to 13th May, 2005 which is the last trading day prior to the issue of the Announcement (the "Pre-suspension Day"):

Table 5: Share price performance of HCHL

Month	Closing price of the Shares		Monthly average daily closing price of the Shares
	Highest	Lowest	
	(HK$)	(HK$)	(HK$)
2004			
November	3.95	3.83	3.88
December	4.20	3.80	3.95
2005			
January	5.05	4.05	4.29
February	5.80	4.90	5.13
March	5.00	4.58	4.77
April	5.00	4.63	4.83
May - (Up to the Pre-suspenision Day)	5.05	4.80	4.97

Source: Bloomberg

As illustrated in Table 5 above, the highest and lowest closing prices of the Shares during this review period were HK$5.80 (on 2nd February, 2005) and HK$3.80 (on 13th December, 2004) respectively. The Cancellation Price represents a premium of approximately 37.93% and 110.53% over the highest and lowest closing prices of the Shares respectively during this review period.

Table 6 below shows a summary of the premiums represented by the Cancellation Price over the various closing prices of the Shares on the dates and review periods listed below:

Table 6: Comparison of the Cancellation Price to the price of the Shares

Trading day	Closing price of the Shares	Premium based on the Cancellation Price
Latest Practicable Date	7.40	8.11%
Pre-suspension Day	4.80	66.67%

Period	Average closing price of the Shares	Premium based on the Cancellation Price
5 trading days up to and including the Pre-suspension Day	4.95	61.62%
10 trading days up to and including the Pre-suspension Day	4.97	60.97%
30 trading days up to and including the Pre-suspension Day	4.87	64.27%
60 trading days up to and including the Pre-suspension Day	4.86	64.61%
180 trading days up to and including the Pre-suspension Day	4.30	86.05%

Source: Bloomberg

The Cancellation Price, represents a premium of between approximately 86.05% and 60.97% over the lowest and highest average closing prices of the Shares respectively during the various review periods up to and including the Pre-suspension Day as set out in Table 6 above.

The chart below further illustrates the daily closing prices of the Shares quoted on the Stock Exchange from 15th May, 2000 up to the Latest Practicable Date (both dates inclusive):

Chart 1: Historical Share price performance of HCHL


Latest Practicable Date:
16 June 2005
@HK$7.40
HK$
Cancellation Price of HK$8.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Pre-suspension Day:
13 May 2005
@HK$4.80
15-May-00
15-Aug-00
15-Nov-00
15-Feb-01
15-May-01
15-Aug-01
15-Nov-01
15-Feb-02
15-May-02
15-Aug-02
15-Nov-02
15-Feb-03
15-May-03
15-Aug-03
15-Nov-03
15-Feb-04
15-May-04
15-Aug-04
15-Nov-04
15-Feb-05
15-May-05
Latest Practicable Date

Source: Bloomberg

As illustrated in Chart 1 above, the daily closing prices of the Shares were below the Cancellation Price at all times from 13th May, 2000 to the Pre-suspension Day. The Cancellation Price is at premium to the range of HK$2.425 to HK$5.80 at which the Shares have traded in the 5 years up to and including the Pre-suspension Day. The Cancellation Price represents a premium of approximately 229.90% and approximately 37.93% over the lowest and the highest closing prices of

the Shares respectively during this period. From the Announcement on 19th May, 2005 and up to the Latest Practicable Date, daily closing price of the Shares traded significantly higher, reaching as high as HK$7.80. However, we would like to draw your attention that there is no assurance that the price of the Shares will remain at such level if the Scheme is unsuccessful or the Proposal lapses.

Furthermore, in our analysis, we have identified eight companies, the shares of which are listed on the Stock Exchange as comparable companies to HCHL. The principal activities of these companies (the "Comparable Companies") include property investment and development in the PRC. We have selected the Comparable Companies based on a selection criteria of: (i) over 80% of their respective total turnover being generated from the property development or investment businesses in the PRC; and; (ii) with market capitalization of over HK$2,000 million as at the Pre-suspension Day.

We have reviewed the historical share performance of HCHL in comparison with the share price performance of the Comparable Companies. This is illustrated in the chart below:

Chart 2: Comparison of the Share price performance and the Comparable Companies


Percentage change (%)
350%
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
Hopson Development Holdings Ltd.
Tomson Group Ltd.
Henderson China Holdings Ltd.
China Overseas Land & Investment Ltd.
New World China Land Ltd.
Beijing Capital Land Ltd.
Beijing North Star Company Ltd.
Shanghai Forte Land Co., Ltd.
Shanghai Real Estate Ltd.
13-May-02
13-Jul-02
13-Sep-02
13-Nov-02
13-Jan-03
13-Mar-03
13-May-03
13-Jul-03
13-Sep-03
13-Nov-03
13-Jan-04
13-Mar-04
13-May-04
13-Jul-04
13-Sep-04
13-Nov-04
13-Jan-05
13-Mar-05
13-May-05
Latest Practicable Date

Source: Bloomberg

As illustrated in Chart 2 above, the share price performance of HCHL fell within the middle of the range of the Comparable Companies.

We are of the view that, as mentioned in the section headed "Prospect of an alternative offer" below, due to the substantial stake in HCHL held by HLD, it is unlikely that any independent third party would be making an offer, better or worse than the Cancellation Price, for the Shares. Given that the historical prices of the Shares during the recent years have been significantly below the Cancellation Price and that a competing offer is not likely, an exit price higher than the Cancellation Price may not be available to the Shareholders in the near future. Therefore, we consider the Cancellation Price reasonable and in the interest of the Independent Shareholders.

E. **Liquidity of the Shares**

The following table sets out the trading volume of the Shares for the period commencing from 1st December, 2004 and up to and including the Latest Practicable Date:

Table 7: Trading volume of the Shares from 1st December, 2004 to the Latest Practicable Date

	Monthly trading volume of the Shares	Monthly trading volume of the Shares to the total issued Shares[1]	Monthly trading volume of the Shares to the public float of the Shares[2]
2004			
December	2,511,536	0.50%	1.45%
2005			
January	8,472,270	1.70%	4.91%
February	27,395,120	5.50%	15.87%
March	6,108,590	1.23%	3.54%
April	3,488,148	0.70%	2.02%
May	30,404,129	6.11%	17.61%
- 1 May to the Pre-suspension Day	2,951,040	0.59%	1.71%
- After the Pre-suspension Day and up to and including the Latest Practicable Date[3]	35,438,063	7.12%	20.53%

Note[1]: Based on 497,776,205 Shares in issue.

Note[2]: Based on the public float of approximately 172,642,228 Shares as at the Latest Practicable Date held by the Scheme Shareholders.

Note[3]: For the period between 20th May, 2005 to 16th June, 2005.

Source: Bloomberg

As shown in Table 7 above, the monthly trading volume of the Shares during this review period before the date of the Announcement on 19th May, 2005 was relatively low, with the lowest monthly trading volume representing only approximately 0.50% of the total issued Shares or approximately 1.45% of the Shares held by the public for the month of December 2004. Except for the month of February 2005, during which there were rumors and speculation of a proposed privatisation of HCHL which was subsequently clarified by HCHL by the issue of a press announcement dated 3rd February, 2005, the monthly trading volume of the Shares was generally below 2% of the total issued Shares or

5% of the Shares held by the Scheme Shareholders. Since the Announcement and up to and including the Latest Practicable Date, the trading volume of the Shares has increased significantly and the monthly trading volume of the Shares in the month of May, 2005 was approximately 6.11% of the total issued Shares or approximately 17.61% of the Shares held by the Scheme Shareholders.

Based on the monthly trading volume of the Shares over the last six months, it is unlikely, in our opinion, that the relatively active trading volume of the Shares recorded in May, 2005 as a result of the Announcement will continue if the Proposal lapses. Given the relatively low level of liquidity of the Shares before the release of the Announcement, the Independent Shareholders would likely not be able to sell a significant number of their Shares in the market without depressing the market price of the Shares. The Proposal represents an opportunity for the Scheme Shareholders to dispose of their shareholdings in HCHL at the Cancellation Price. Therefore, we are of the view that the Scheme is in the interest of the Independent Shareholders as an opportunity is available to them to divest their shareholdings in HCHL at a price that is at a premium to the market price, even when their shareholdings are in sizable blocks.

F. **Price earnings multiple**

According to HCHL Group's audited financial statements for the year ended 30th June, 2004, the profit attributable to the Shareholders for this financial year was approximately HK$16 million which is equivalent to earnings per Share of approximately HK$0.03. The closing price of the Shares at HK$4.80 on the Pre-suspension Day represents a price earnings multiple of approximately 160.00 times, whilst the Cancellation Price represents an even higher price earnings multiple of approximately 266.67 times. Set out in the table below is a comparison of the respective price earnings multiples of the Comparable Companies on the Pre-suspension Day:

Table 8: Price earnings multiple of HCHL and the Comparable Companies

	Market capitalisation	Closing price on the Pre-suspension Day	Price earnings multiple
	HK$ million	HK$	Times
Beijing Capital Land Limited	3,157	1.84	11.11
Beijing North Star Company Limited	2,950	1.58	11.97
China Overseas Land & Investment Limited	10,238	1.59	9.30
Hopson Development Holdings Limited	4,288	4.28	7.01
New World China Land Limited	10,623	2.83	33.02
Shanghai Real Estate Limited	1,215	0.85	5.16
Shanghai Forte Land Co., Ltd.	4,683	1.99	7.83
Tomson Group Limited	2,163	1.91	8.72
Average			**11.77**
HCHL on the Pre-suspension Day	**2,389**	**4.80**	**160.00**
HCHL at the Cancellation Price	**3,982**	**8.00**	**266.67**

Source: Bloomberg, annual reports and accounts of the Comparable Companies

The average price earnings multiple of the Comparable Companies is approximately 11.77 times. We note that the price earnings multiple of the Shares was significantly higher than the Comparable Companies on the Pre-suspension Day. The Cancellation Price represents an even higher price earnings multiple on the Shares as shown in Table 8 above. In our analysis, we have also reviewed the historical price earnings multiples of the Shares as compared to the Comparable Companies.

The chart below illustrates the price earnings multiples of the Shares as compared to the average price earnings multiple of the Comparable Companies between the period of 13th May, 2002 and the Latest Practicable Date:

Chart 3: Historical price earnings multiple of the Shares and the Comparable Companies


300.00
250.00
200.00
150.00
100.00
50.00
0.00
Price earnings multiple of 266.67 times represented by the Cancellation Price
Price earnings multiple of HCHL in the financial year of 2004
HCHL Group was loss-making in the financial year of 2003, therefore, price earnings multiple is not applicable
Price earnings multiple of HCHL in the financial year of 2002
Average price earnings multiple of the Comparable Companies
May-02
Aug-02
Nov-02
Feb-03
May-03
Aug-03
Nov-03
Feb-04
May-04
Aug-04
Nov-04
Feb-05
May-05
Latest Practicable Date

Note: The absence of the price earnings multiples curve over the period from 1st July, 2002 to 30th June, 2003 was due to HCHL Group being loss-making for the financial year of 2003.

Source: Bloomberg, annual reports and accounts of the Comparable Companies

During the above review period, the daily price earnings multiples of the Shares were within the range of approximately 12.04 and approximately 260.00 times. For this corresponding period, the average price earnings multiple of the Comparable Companies ranged from approximately 6.24 to approximately 30.04 times. Chart 3 also shows that the Shares have exceeded the industry average as represented by the Comparable Companies in terms of price earnings multiple since July, 2003.

The price earnings multiple represented by the Cancellation Price of 266.67 times significantly exceeds the highest value of price earnings multiple of approximately 260.00 times that the Shares have achieved within this review period.

From the Announcement and up to the Latest Practicable Date, daily closing price of the Shares traded significantly higher, reaching as high as HK$7.80. However, we would like to draw to your attention that there is no assurance that the price of the Shares will remain at such level if the Proposal lapses, and hence the price earnings multiple may return to a lower level.

Based on its historical price earnings, the Scheme provides an opportunity for the Scheme Shareholders to realise their investments in HCHL at an even higher price earnings multiple. In light of this, we are of the view that the Proposal is in the interest of the Independent Shareholders and the Cancellation Price is fair and reasonable.

G. **NAV and Adjusted NAV**

The NAV per Share and Adjusted NAV per Share are approximately HK$13.96 and approximately HK$12.51 respectively, the calculation of the Adjusted NAV per Share is shown in section 7 of Appendix I to the Scheme Document. The Cancellation Price represents a discount to approximately 42.69% and 36.05% to the NAV per Share and the Adjusted NAV per Share respectively.

To help evaluate the fairness and reasonableness of the discount represented by the Cancellation Price to the book value of the underlying assets of HCHL Group, we have made comparisons to the Comparable Companies. The table below illustrates a comparison to the level of premium and discount of the share price to the respective net asset values (the "Nav") of the Comparable Companies:

Table 9: Premium/Discount to Nav of the share price of the Comparable Companies

	Closing price of the Shares on the Pre-suspension Day	Market capitalisation on the Pre-suspension Day	Latest reported Nav	Latest reported Nav per share	Premium/ (discount) to Nav of the share price per share
	(HK$)	(HK$ million)	(HK$ million)	(HK$)	(%)
Shanghai Real Estate Limited	0.85	1,215.41	1,272.65	0.94	(9.57)
Beijing North Star Company Limited	1.58	2,949.89	4,864.17	2.61	(39.46)
China Overseas Land & Investment Limited	1.59	10,238.13	10,431.73	1.64	(3.05)
Beijing Capital Land Limited	1.84	3,157.37	2,183.26	1.35	36.30
Tomson Group Limited	1.91	2,162.55	3,553.75	3.19	(40.13)
Shanghai Forte Land Co., Ltd.	1.99	4,683.23	2,993.59	1.36	46.32
New World China Land Limited	2.83	10,623.16	16,459.48	10.98	(74.27)
Hopson Development Holdings Limited	4.28	4,287.83	3,253.77	3.24	32.10
Average					**(6.47)**
Proposal:					
Compared to the NAV					
HCHL on the Pre-suspension Day	**4.80**	**2,389.33**	**6,951.03**	**13.96**	**(65.62)**
HCHL - at the Cancellation Price	**8.00**	**3,982.21[1]**	**6,951.03**	**13.96**	**(42.69)**
Compared to the Adjusted NAV					
HCHL on the Pre-suspension Day	**4.80**	**2,389.33**	**6,951.03**	**12.51**	**(61.63)**
HCHL - at the Cancellation Price	**8.00**	**3,982.21[1]**	**6,951.03**	**12.51**	**(36.05)**

Note[1]: Market capitalisation is calculated based on the Cancellation Price of HK$8.00

Source: Bloomberg, annual reports and accounts of the Comparable Companies

As illustrated in Table 9 above, the Comparable Companies traded between the range of a discount to Nav of approximately 74.27% to a premium to Nav of approximately 46.32%. The simple average discount to Nav of the Comparable Companies is approximately 6.47%. HCHL traded at a discount of approximately 65.62% to the NAV per Share and approximately 61.63% to the Adjusted NAV per Share on the Pre-suspension Day. The Cancellation Price represents a discount of approximately 42.69% to the NAV per Share and approximately 36.05% to the Adjusted NAV per Share. Although both the discounts to NAV per Share and the Adjusted NAV per Share represented by the closing price of the Shares on the Pre-suspension Day and the Cancellation Price are above the average trading discount to Nav of the Comparable Companies, however, they nevertheless fall within the trading range of premium/discount to Nav of the Comparables Companies.

Furthermore, we have also assessed the discount to the Adjusted NAV per Share of the closing price of the Shares since 13th May, 2002 to the Latest Practicable Date. This is illustrated in the chart below:

Chart 4: Historical discount to the Adjusted NAV of the Shares


20.00%
0.00%
-20.00%
-40.00%
-60.00%
-80.00%
-100.00%
Average trading discount to Nav of the Comparable Companies
Discount to the Adjusted NAV of 36.05% represented by the Cancellation Price
Trading discount to NAV of HCHL
13-May-02
13-Jul-02
13-Sep-02
13-Nov-02
13-Jan-03
13-Mar-03
13-May-03
13-Jul-03
13-Sep-03
13-Nov-03
13-Jan-04
13-Mar-04
13-May-04
13-Jul-04
13-Sep-04
13-Nov-04
13-Jan-05
13-Mar-05
13-May-05
Latest Practicable Date

Source: Bloomberg, annual and interim reports and accounts of the Comparable Companies

Based on Chart 4 above, it can be seen that the Shares have traded at a significant discount to the NAV per Share for all of the days during this review period. The deepest trading discount to NAV per Share was approximately 83.05% on 25th April, 2003. Furthermore, the trading discount to NAV per Share was much deeper than both the average trading discount to Nav of the Comparable Companies and also the discount to the Adjusted NAV per Share represented by the Cancellation Price at all times during this review period. In light of this, we are of the view that the discount to the Adjusted NAV per Share as represented by the Cancellation Price is acceptable. Based on the historical trend of the trading discount to NAV per Share, in the absence of the Proposal, it is unlikely that the discount to NAV per Share will attain a discount of only approximately 36.05% as represented by the Cancellation Price. Therefore, we are of the view that the Cancellation Price is fair and reasonable and in the interest of the Independent Shareholders.

H. Overview of the PRC property market

1. *PRC market overview*

The growth rate of gross domestic product (the "GDP") and disposable income per capita of urban households in the PRC and in particular Beijing, Shanghai and Guangzhou for 2002 to 2004 are summarised in Table 10 below:

Table 10: Statistics for the PRC, Beijing, Shanghai and Guangzhou

	2002	2003	2004
PRC			
GDP growth rate	8.0%	9.1%	9.5%
Growth rate of disposable income for urban household (per capita)	11.7%	20.3%	8.3%
Beijing			
GDP growth rate	10.2%	10.5%	13.2%
Growth rate of disposable income for urban household (per capita)	15.5%	11.2%	11.5%
Shanghai			
GDP growth rate	10.9%	11.8%	13.6%
Growth rate of disposable income for urban household (per capita)	11.5%	12.2%	12.2%
Guangzhou			
GDP growth rate	13.2%	15.0%	15.0%
Growth rate of disposable income for urban household (per capita)	4.9%	12.1%	12.5%

Source: National Bureau of Statistics of China

Furthermore, the China Real Estate General Index - for Beijing, Shanghai and Guangzhou are shown in Chart 5 below:

Chart 5: China Real Estate General Indices for Beijing, Shanghai and Guangzhou

(a) **For Beijing**


1250
1200
1150
1100
1050
1000
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05

(b) **For Shanghai**


1600
1500
1400
1300
1200
1100
1000
900
800
700
600
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05

(c) **For Guangzhou**


1010
1000
990
980
970
960
950
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05

Source: China Real Estate Index System

In light of the above statistics, with respect to the GDP growth rates, growth rates of disposable income per capita and the China Real Estate General Indices, we note that the PRC economy and in particular the PRC property market have been growing in the recent years.

2. ***Governmental measures introduced since 2004***

During 2004 and 2005, the PRC government implemented a series of macro regulatory measures in an attempt to cool down the overheated industries, including the property market. Macro economic policies targeting the property market were aimed at two major aspects:

(a) *Property developers in the PRC*

In 2004, the PRC government tightened the credit requirements for property developers thereby prohibiting the cost of land to be financed by bank loans.

In addition, for those property developers which have secured bank loans for property project, the required ratio of capital to be paid for property projects was raised from 30% to 35%. These measures, to a certain extent, have imposed funding pressure on small to medium sized property developers in terms of fund and development risk.

(b) *Property buyers in the PRC*

On 2nd September, 2004, the China Banking Regulatory Commission announced the "Guidelines on Risk Management of Property Lending by Commercial Banks". It stated that commercial banks should place emphasis on assessing the repayment capability of borrowers by keeping the ratio of monthly repayment to monthly income under 50% for each housing loan and the ratio of monthly debt expenditure to monthly income under 55%. Furthermore, the People's Bank of China (the "PBOC") raised both the deposit and lending rates in October, 2004 and the housing mortgage rate also increased accordingly. In March, 2005, the PBOC required commercial banks in specific cities where the property market appeared to be overheated to increase the ratio of mortgage down payment from 20% to 30%.

In addition, the PBOC required the cancellation of the past privileges provided to mortgage loans and the adjustment of overdue interest rates by adding 30% to 50% to the lending rate stated in the loan agreement. Furthermore, starting from March, 2005, the Shanghai Inland Revenue imposed a capital gains tax of 5.5% on the difference between the sales price and original price paid for a property occupied for less than one year before being sold. From April, 2005 onward, the Shanghai Property Resources Bureau also required the seller to repay fully the loan before transferring the property. The measures mentioned above not only increased the capital cost of the mortgagor but also regulated the demand for properties.

Furthermore, on 11th May, 2005, The Ministry of Land and Resources and six other government authorities announced a series of new measures to stabilize the property market including:

(i) introduction of a nationwide sales tax of 5% on all residential properties sold within two years of purchase and a capital gains tax of 3% on luxurious properties sold after two years from 1st June, 2005;

(ii) prohibition of the sale of unfinished flats (pre-sales are allowed but no reselling);

(iii) charges for leaving land idle for a year after purchase and withdrawal of development rights after two years if the land is left idle;

(iv) priority for low-cost commodity and economic housing; and

(v) suspension of land allocation for villas development and better control on land supply for high-end property developments.

These measures to cool the real estate market are taking effect, in Shanghai, as average daily new home sales dropped by approximately 60% since March, 2005 and prices for residential properties dropped by approximately 9% on a month-on-month basis to approximately RMB8,097 per square metre in April, 2005. Prices of properties in suburban areas and second-hand flats also fell by as much as approximately 40% and approximately 20% respectively. According to the Shanghai Statistical Bureau, growth in real estate investment recorded an approximately 16% year-on-year growth in the first four months of 2005 compared to a growth of approximately 30% in the first three months, showing that growth has slowed abruptly in April, 2005.

In light of this, we are of the view that the continued growth of the PRC property market may be uncertain and faces higher volatility as a result of these recent PRC governmental measures on the property market in the PRC. Nevertheless, the underlying growth of the PRC market is still fundamentally strong.

The Proposal can therefore be considered as an opportunity for the Scheme Shareholders to realise their investments in the PRC market in times of market uncertainty which is especially conducive when the Cancellation Price is at a premium over the prevailing market price of the Shares. However, should the Scheme Shareholders continue to prefer investments in the PRC market and wish to follow the management of the HCHL Group, the Proposal nevertheless offers an opportunity to the Scheme Shareholders to realise their investment in HCHL at a premium to its prevailing market price and then can, if they so wish, subsequently acquire shares in HLD, which would, on completion of the Scheme, hold 100% of HCHL.

I. Precedent Proposals and Property Precedent Proposals

In assessing whether the level of the Cancellation Price is fair and reasonable, we have also reviewed and identified a total of 12 privatisations and general offers (the "Precedent Proposals") which were: (i) announced from 1st January, 2003 to the Pre-suspension Day for companies listed on the Stock Exchange; and (ii) the intention of which is for an eventual delisting of the company. More specifically, we have also reviewed the Precedent Proposals only applicable to property development and investment companies listed on the Stock Exchange (the "Property Precedent Proposals"). Summarised in the table below are the key statistics of the Precedent Proposals and Property Precedent Proposals:

Table 11: Key statistics of the Precedent Proposals and Property Precedent Proposals

Company	Principal activities	Offer price (HK$)	Date of announcement of Precedent Proposals	Premium to average closing share price (%)			Adjusted consolidated net tangible asset value per share of Property Precedent Proposals (HK$)	Premium/ (discount) of offer price to adjusted consolidated net tangible asset value per share (%)
				Presuspensiom day	30 trading days	90 trading days		
eSun Holdings Limited[1]	Hotel management, media and entertainment	0.28	19th February, 2003	27.27	30.58	5.02	3.26	(91.41)
Kerry Properties Limited[1]	Property investment and development	9.50	23rd April, 2003	58.33	48.67	51.06	15.77	(39.76)
Top Glory International Holdings Limited[1]	Property investment and development	0.74	3rd May, 2003	72.09	74.46	73.66	1.34	(44.78)
Oxford Properties & Finance Limited	Property investment and development	15.00	21st May, 2003	59.57	70.84	90.40	11.49	30.55
SIIC Medical Science and Technology (Group) Limited	Manufacturing, sales and distribution	2.15	21st May, 2003	14.97	24.28	35.22	1.22	76.23
Pacific Concord Holding Limited[1]	Manufacturing, Property investment and development	0.65	26th May, 2003	51.16	60.89	46.40	1.83	(64.48)
iLink Holdings Limited	Operation of data centres	0.035	20th August, 2003	75.00	66.67	52.17	0.038	(7.90)
Chevalier Construction Holdings Limited	Construction services and maintenance	0.25	31st October, 2003	16.28	23.76	58.23	0.32	(21.88)
Alpha General (Holdings) Limited	Provision of electrical appliances	0.70	13th October, 2004	125.81	133.33	125.81	1.32	(46.97)
The Kwong Sang Hong International Limited[1]	Property trading and leasing	1.25	4th November, 2004	5.04	36.17	64.04	1.83	(31.69)
Sinopec Beijing Yanhua Petrochemical Company Limited	Petrochemical business	3.80	29th December, 2004	10.95	23.88	28.98	1.82	108.79

Company	Principal activities	Offer price (HK$)	Date of announcement of Precedent Proposals	Premium to average closing share price (%)			Adjusted consolidated net tangible asset value per share of Property Precedent Proposals (HK$)	Premium/ (discount) of offer price to adjusted consolidated net tangible asset value per share (%)
				Presuspensiom day	30 trading days	90 trading days		
Hutchison Global Communications Holdings Limited	Telecommunications services	0.65	3rd May, 2005	36.84	43.33	44.55	0.034	1,797.81[2]
Precedent Proposals Average				**46.11**	**53.07**	**56.30**		**138.71**
Property Precedent Proposals Average				**42.78**	**50.15**	**48.04**		**(56.10)**
HCHL Proposal		**8.00**	**19th May, 2005**	**66.67**	**64.27**	**68.42**	**12.51[3]**	**(36.05)[3]**

Note[1]: Property Precedent Proposals

Note[2]: Net asset value is applied as net tangible asset value has not been released for the transaction

Note[3]: Adjusted NAV is applied

Source: Bloomberg, announcements and offer documents of the above Precedent Proposals and Property Precedent Proposals

As illustrated in Table 11 above, the premiums as represented by the average cancellation/offer prices offered by the Precedent Proposals to the average closing prices of the shares: (i) on the Pre-suspension Day; (ii) for the 30 trading days; and (iii) 90 trading days prior to and including the Pre-suspension Day of the Precedent Proposals, were approximately 46.11%, 53.07% and 56.30% respectively. The premiums as represented by the Cancellation Price over the price of the Shares for the corresponding periods of comparison were approximately 66.67%, 64.27% and 68.42% respectively, which are generally higher than the average premiums offered by the Precedent Proposals. Furthermore, these premiums are also all higher than the average premiums offered by the Property Precedent Proposals of approximately 42.78%, 50.15% and 48.04% respectively for the corresponding periods of comparison.

Although as illustrated in Table 11 above, we note that the average cancellation/offer prices offered by the Precedent Proposals represent a premium of approximately 138.71% to the net tangible asset value per share, this might not be an appropriate comparison parameter as the Precedent Proposals include those of companies which are more appropriately valued on an "earnings-based" rather than an "asset-based" approach. Therefore, a more appropriate comparison parameter would be with reference to the Property Precedent Proposals. As illustrated in Table 11 above, the discount of approximately 36.05% to the Adjusted NAV per Share as represented by the Cancellation Price is smaller than the average discount to the net tangible asset value per share as represented by the average cancellation/offer price of the Property Precedent Proposals of approximately 56.10%.

In light of the above, we are of the view that the Cancellation Price as compared to the relevant comparable parameters of the Precedent Proposals and in particular, the Property Precedent Proposals, is fair and reasonable and in the interests of the Independent Shareholders.

J. **Expiry of the Non-compete agreement**

As stated in the Explanatory Statement, the Non-compete Agreement was entered into at the time of the listing of HCHL on 28th March, 1996, under which the Parent Company and Messrs. Lee have undertaken to HCHL not to directly or indirectly participate in, hold any right or interest in or otherwise be involved in any property project in the PRC (other than through HCHL), save for certain qualifications set out therein. The Non-compete Agreement will cease to have effect on the earliest of the date on which:

(i) HCHL becomes a wholly-owned subsidiary of HLD;

(ii) HLD ceases to be the controlling shareholder (as defined from time to time in the Listing Rules) of HCHL;

(iii) the Parent Company ceases to be the controlling shareholder (as defined from time to time in the Listing Rules) of HLD; or

(iv) the tenth anniversary of the HCHL listing date.

Independent Shareholders should note that in the event that the Scheme is unsuccessful or the Proposal lapses, prima-facie the Non-compete Agreement will cease to have effect no later than March, 2006 which is the tenth anniversary of HCHL's listing date. In the absence of the Non-compete Agreement, the Parent Company and Messrs. Lee could participate, hold any right or interest in or otherwise be involved in any property project in the PRC. HCHL might then possibly face competition from not only other property developers but also from the Parent Company and Messrs. Lee which might create uncertainties to the business prospects of HCHL.

K. **Prospect of an alternative offer**

In formulating our recommendation relating to the terms of the Proposal and give our independent financial advice to the Independent Board Committee, we have also considered other alternatives for the proposed privatisation of HCHL, among the others, liquidating HCHL Group by selling its entire assets and returning the proceeds back to the Shareholders. However, based on our discussions with the Board, the Board has considered this alternative but is of the view that this may not be practicable and time efficient, due to, among others, the following reasons: (i) potential difficulties in seeking suitable buyers for each particular asset of HCHL Group; (ii) no assurance that the assets could be sold at a more favourable price, which would result in the proceeds being returned to the Shareholders at a price more favourable than at the Cancellation Price; and (iii) it might take a considerably longer period of time and higher costs to complete the liquidation of the entire portfolio of assets of HCHL Group as compared to the Scheme.

According to HCHL Group's unaudited interim report for the six months ended 31st December, 2004, HCHL Group's total assets are comprised of: (i) investment properties; (ii) properties held for development; and (iii) properties under development. Set out in the table below is a breakdown of HCHL Group's total assets as at 31st December, 2004:

Table 12 Breakdown of HCHL Group's total assets

	As at 31st December, 2004	Percentage to HCHL Group's total assets
	(HK$'000)	(%)
Properties held for development	3,834,546	33.96
Investment properties	3,182,587	28.18
Properties under development	1,318,300	11.67
	8,335,433	73.81
Others	2,957,926	26.19
Total assets	11,293,359	100.00

From Table 12 above: (i) investment properties; (ii) properties held for development; and (iii) properties under development contribute a total of 73.81% of the total assets of HCHL Group. Since these properties are located in different locations in the PRC, and also, in different development stages, the protracted timeframe to realize these properties might be considerably long and difficult and the costs may be considerably high. Furthermore, there is no assurance on the market price of these properties.

Moreover, as mentioned in the section headed "Overview of the PRC property market" above, due to the imposition of the recent macroeconomic measures by the PRC government, this has caused uncertainties in the property market in the PRC. Therefore, HCHL Group might face potential difficulties in seeking suitable buyers for all of these properties at favourable prices. Furthermore, there is no assurance as to when the liquidation of the entire portfolio of properties can be completed, if at all and also as to whether the proceeds from the liquidation of this entire portfolio of assets can be at a price which is more favourable to the Shareholders than at the Cancellation Price.

In light of the above, in particular:

(i) potential difficulties faced in seeking suitable buyers for each particular asset of HCHL Group;

(ii) the possibility of a considerably longer period of time and higher costs required to complete the liquidation of the entire portfolio of assets of HCHL Group as compared to the Scheme; and

(iii) no assurance that the assets of HCHL Group could be sold at a more favourable price, which would result in the proceeds being returned to the Shareholders at a price more favourable than at the Cancellation Price,

we concur with the view of the Board that the Proposal is a suitable alternative in returning the value of the assets of HCHL Group to the Scheme Shareholders.

Furthermore, HCHL is approximately 65.32% held by HLD as at the Latest Practicable Date, and as stated in the Explanatory Statement, HLD does not have any intention to dispose of or procure any of the Controlling Parties to dispose of any of their beneficial interests in HCHL. Consequently, the Independent Shareholders should note that, without the support of HLD, it is unlikely that there will be a third party offer or proposal for the Scheme Shares. Therefore, if the Proposal lapses, the price of the Shares may return to its historical trading level and trading volume. Therefore, the Proposal is, in our view, an opportunity for the Scheme Shareholders to realise their investment in the Shares at a premium, regardless of the shareholding size to be realised. The Proposal and its terms are, therefore, in the interest of the Independent Shareholders.

CONCLUSIONS AND RECOMMENDATION

We have considered the above principal factors and reasons and, in particular, have taken into account the following factors in arriving at our opinion:

(i) the financial performance of the HCHL Group for the preceding three financial years;

(ii) the decreasing trend of dividend pay-out ratio and dividend yield of HCHL;

(iii) the low trading volume of the Shares;

(iv) the Proposal providing a cash exit and an opportunity for all Scheme Shareholders to realise their investments in HCHL at the Cancellation Price which is at a premium over the closing price of the Shares over the five years before the Pre-suspension Day;

(v) the Cancellation Price represents approximately 266.67 times the price earnings multiple per Share for the financial year 2004 and this being the highest price earnings multiple per Share achieved during the last three years;

(vi) the Cancellation Price represents a discount of approximately 36.05% to the Adjusted NAV per Share of approximately HK$12.51 which is smaller than the average discount to the adjusted net tangible asset value per share as represented by the average cancellation price of the Property Precedent Proposals of approximately 56.10%;

(vii) the recent PRC government measures to cool down the property market may cause uncertainties in the growth of the PRC property market in the future;

(viii) the potential competition between HCHL and the Parent Company and Messrs. Lee in property business in the PRC upon the Non-compete Agreement ceasing to be effective; and

(ix) the absence of an alternative offer which is unlikely to be successful without the approval or support of HLD.

Having considered the above, we consider the terms of the Proposal, in particular the Cancellation Price, is fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the relevant resolutions which will be proposed at the respective Court Meeting and Special General Meeting to approve the Proposal and the Scheme.

Yours faithfully,
For and on behalf of
Platinum Securities Company Limited
Liu Chee Ming
Managing Director

Yours faithfully,
For and on behalf of
Platinum Securities Company Limited
Alvin Lai
Director

This Explanatory Statement constitutes the statement required under Section 100 of the Companies Act.

SCHEME OF ARRANGEMENT FOR THE CANCELLATION OF THE SCHEME SHARES AND THE PAYMENT OF THE CANCELLATION PRICE

INTRODUCTION

It was announced on 19th May, 2005 that HLD had on 17th May, 2005 requested the Board to put forward the Proposal to the Scheme Shareholders for consideration.

It was further announced on 3rd June, 2005 that in order to make the cancellation price more attractive to the Scheme Shareholders, HLD had decided to increase the cancellation price as originally announced on 19th May, 2005 from HK$7.50 per Scheme Share to HK$8.00 per Scheme Share, representing an increase of approximately 6.67%. HLD has stated that it would not further increase the Cancellation Price. Following such announcement, HLD will not be allowed to increase the Cancellation Price, save in wholly exceptional circumstances, as a result of the provisions of Rule 18.3 of the Takeovers Code.

The purpose of this Explanatory Statement is to explain the terms and the effects of the Proposal, which is to be implemented by the Scheme, and to give to the Shareholders other relevant information.

A letter from the Board is set out on pages 8 to 17 of this document. A letter from the Independent Board Committee, together with a letter from Platinum to the Independent Board Committee, in connection with the Proposal are set out on pages 18 to 45 of this document. The terms of the Scheme are set out on pages 151 to 156 of this document.

SUMMARY OF THE PROPOSAL

It is proposed that, subject to the Conditions being fulfilled or, if applicable, waived, the Proposal will be implemented by way of the Scheme, which will involve the cancellation and extinguishment of the Scheme Shares and a reduction of the issued share capital of HCHL under Section 46 of the Companies Act. Accordingly, HCHL will become a wholly-owned subsidiary of HLD. The Scheme also provides that, in consideration of the cancellation and extinguishment of the Scheme Shares, all of the Scheme Shareholders whose names appear on the Register at the Record Time will be entitled to receive the Cancellation Price, which is HK$8.00 for each Scheme Share held.

Payment of the Cancellation Price will be effected by cheques and implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous rights to which HLD may otherwise be, or claim to be, entitled against any holder of Scheme Shares.

As at the Latest Practicable Date, there were no outstanding options, derivatives, warrants or convertible securities issued by HCHL. On the bases of the Cancellation Price and of a total of 172,642,228 Scheme Shares and 325,133,977 Shares held by the Controlling Parties outstanding as at the Latest Practicable Date, the entire issued share capital of HCHL is valued at approximately HK$3,982 million under the Proposal. The amount of cash required for the payment of the Cancellation Price is approximately HK$1,381 million. HLD has stated that it intended to finance the payment of the Cancellation Price from internal resources and/or bank borrowings. HLD has, among others, two syndicated loan facilities of which an amount of HK$3,750,000,000 and an amount of HK$3,700,000,000 are available to HLD for use under the respective credit facilities and their respective facility agents are Standard Chartered Bank (Hong Kong) Limited and BNP Paribas Hong Kong Branch. The payment of interest on, and repayment of or security for, any loan facilities will not depend to any significant extent on the business of HCHL. HLD may consider, in the event of favourable market conditions, to refinance the syndicated loan facility in relation to which BNP Paribas Hong Kong Branch is acting as facility agent prior to its final maturity. In such circumstance, an amount of up to approximately HK$1,381 million required for the payment of the Cancellation Price will be earmarked by HLD out of the undrawn amount in the syndicated loan facility in relation to which Standard Chartered Bank (Hong Kong) Limited is acting as facility agent for such purpose and such earmarked facility amount shall not be used for any other purpose until the payment in full of the Cancellation Price or until the Proposal lapses.

Morgan Stanley is satisfied that sufficient financial resources are available to HLD for the implementation of the Proposal.

CONDITIONS OF THE PROPOSAL

The Scheme will become effective and binding on HCHL and all Shareholders subject to the fulfillment or waiver (as applicable) of the following Conditions:

(a) the approval of the Scheme by a majority in number of the Independent Shareholders present and voting either in person or by proxy at the Court Meeting, provided that:

   (i) the Scheme is approved (by way of poll) by the Independent Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of those Shares that are voted either in person or by proxy by the Independent Shareholders at the Court Meeting; and

   (ii) the Scheme is not disapproved by the Independent Shareholders at the Court Meeting holding more than 10% in value of all the Shares held by the Independent Shareholders (by way of poll);

(b) the passing of a special resolution to approve and give effect to the Scheme (including the cancellation of the Scheme Shares by way of a reduction of the share capital of HCHL) by a majority of at least three-fourths of the votes cast by the Shareholders present and voting in person or by proxy at the Special General Meeting;

(c) the sanction of the Scheme (with or without modifications) by the Supreme Court and the delivery to the Registrar of Companies in Bermuda of a copy of the order of the Supreme Court for registration;

(d) compliance, to the extent necessary, with the procedural requirements of Section 46(2) of the Companies Act in relation to the reduction of the issued share capital of HCHL;

(e) all Authorisations (if any) in connection with the Proposal having been obtained or made from, with or by (as the case may be) the Relevant Authorities, in Bermuda and/or Hong Kong and/or any other relevant jurisdictions;

(f) all Authorisations (if any) remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective;

(g) all necessary consents which may be required under any existing contractual obligations of HCHL being obtained; and

(h) if required, the obtaining by HLD of such other necessary consent, approval, authorisation, permission, waiver or exemption which may be required from any Relevant Authorities or other third parties which are necessary or desirable for the performance of the Scheme under the applicable laws and regulations.

In respect of Condition (a) above, according to the ruling granted by the Executive on 27th May, 2005 (and supplemented on 1st June, 2005), any votes actually known to HLD or HCHL attached to the Shares held by directors (together with their close relatives, related trusts and companies controlled by any of them) of subsidiaries and fellow subsidiaries of HLD will not be counted for the purpose of Rule 2.10 of the Takeovers Code. Any votes attaching to the Shares held by directors (together with their close relatives, related trusts and companies controlled by any of them) of HLD or HCHL will also not be counted for the purpose of Rule 2.10 of the Takeovers Code.

HLD reserves the right to waive Conditions (e), (f), (g) and (h) either in whole or in part in respect of any particular matter. Condition (a) to (d) cannot be waived in any event. All of the above Conditions will have to be fulfilled or waived, as applicable, on or before 30th November, 2005 (or such later date as HLD and HCHL may agree or, to the extent applicable, as the Supreme Court may direct), failing which the Scheme will lapse.

Assuming that all of the Conditions are fulfilled or, where applicable, waived, the Scheme will become effective on the Effective Date, which is expected to be Friday, 12th August, 2005. Further press announcements will be made giving details of the results of the Meetings and, if the resolutions are passed at the Meetings, the result of the hearing of the petition for the sanction of the Scheme by the Supreme Court, the last day for dealing in the Shares, the Record Time, the Effective Date and the date of the withdrawal of the listing of the Shares on the Stock Exchange.

The Scheme will lapse if it does not become effective on or before 30th November, 2005 or such later date as HLD and HCHL may agree or as the Supreme Court may allow and the Scheme Shareholders will be notified accordingly by press announcements.

FINANCIAL EFFECTS OF THE PROPOSAL

Share Price

The Cancellation Price represents:

(i) a premium of approximately 66.67% over the closing price of HK$4.80 per Share as quoted on the Stock Exchange on 13th May, 2005 (being the last trading day prior to the suspension of trading in the Shares pending the issue of the Announcement);

(ii) a premium of approximately 60.97% over the average closing price of approximately HK$4.97 per Share based on the daily closing prices as quoted on the Stock Exchange over the 10 trading days up to and including 13th May, 2005;

(iii) a premium of approximately 64.27% over the average closing price of approximately HK$4.87 per Share based on the daily closing prices as quoted on the Stock Exchange over the 30 trading days up to and including 13th May, 2005;

(iv) a premium of approximately 64.61% over the average closing price of approximately HK$4.86 per Share based on the daily closing prices as quoted on the Stock Exchange over the 60 trading days up to and including 13th May, 2005;

(v) a premium of approximately 86.05% over the average closing price of approximately HK$4.30 per Share based on the daily closing prices as quoted on the Stock Exchange over the 180 trading days up to and including 13th May, 2005;

(vi) a premium of approximately 2.56% over the closing price of HK$7.80 per Share as quoted on the Stock Exchange on 2nd June, 2005 (being the last trading day prior to the suspension of trading in the Shares pending the issue of the Price Increase Announcement); and

(vii) a premium of approximately 8.11% over the closing price of HK$7.40 per Share as quoted on the Stock Exchange as at the Latest Practicable Date.

Historical share price information on the Shares is set out in Section 2 of Appendix III to this document.

Net Assets

The Cancellation Price represents:

(i) a discount of approximately 42.69% over the NAV per Share of approximately HK$13.96; and

(ii) a discount of approximately 36.05% over the Adjusted NAV per Share of HK$12.51.

Earnings

The unaudited consolidated loss attributable to the Shareholders for the six months ended 31st December, 2004 was approximately HK$12 million, representing a loss per Share of approximately 2 cents.

The HCHL Group's audited consolidated profit attributable to the Shareholders for the year ended 30th June, 2004 was approximately HK$16 million, representing earnings per Share of approximately 3 cents. The HCHL Group's audited consolidated loss attributable to the Shareholders in respect of the previous financial year was approximately HK$399 million which is equivalent to loss per Share of approximately 80 cents.

Based on the earnings per Share for the twelve months ended 31st December, 2004, the Cancellation Price would represent a PER for Shares of approximately 114. This represents a premium of approximately 66.67% over the PER of approximately 69 based on the closing price of HK$4.80 per Share on 13th May, 2005.

Dividend Yield

Based on the Cancellation Price and the dividends approved and paid during the 12 months ended 31st December, 2004, the dividend yield for the Shares would be approximately 0.8%.

BACKGROUND TO, AND REASONS FOR, THE PROPOSAL

As stated in the Announcement, the trading volume of the Shares has been thin, resulting in the low liquidity of the Shares. The average daily trading volume for the past 6 months preceding the Announcement Date of approximately 429,533 Shares has been less than 0.1% of the number of issued Shares. Since HLD already owns approximately 65.32% of HCHL as at the Announcement Date, the directors of HLD believe that it is unlikely that the Scheme Shareholders will receive any other general offer from a third party to acquire the Scheme Shares, as such offer would not succeed without the approval of HLD.

The principal activities of both HLD and HCHL include property development and investment, finance, project management and property management. The consolidation of such active operations of HLD and HCHL is expected to result in better utilisation of resources for both HLD and HCHL and, therefore, the resultant consolidated business is expected to result in a more efficient operation with a more cost-effective group structure by making HCHL a wholly-owned subsidiary of HLD.

The directors of HCHL have been informed by the board of directors of HLD that the Cancellation Price was arrived at on an arm's length and commercial basis after taking into account the figures referred to in the sections headed "Financial Effects of the Proposal — Share Price" and "Financial Effects of the Proposal — Net Assets" of this Explanatory Statement and with reference to other privatisation transactions in the past few years.

The Board has decided to put forward the Proposal to the Scheme Shareholders for their consideration. As the Cancellation Price represents a premium of approximately 66.67%, approximately 60.97%, approximately 64.27%, approximately 64.61% and approximately 86.05% over the 1-day, 10-day, 30-day, 60-day and 180-day average closing price per Share respectively up to and including 13th May, 2005, the Board believes that the Proposal will provide an opportunity for all Scheme Shareholders to realise their investments in HCHL at a premium to the prevailing market price of the Shares.

Upon the Scheme becoming effective, HCHL will become a wholly-owned subsidiary of HLD. No discussions have taken place (or are taking place) with any third party regarding the disposal of any of the Shares held by HLD and it is the intention of HLD to maintain the existing businesses of the HCHL Group upon the privatisation of HCHL.

INFORMATION RELATING TO THE HCHL GROUP

History

HCHL was incorporated in Bermuda with limited liability, which Shares have been listed on the Main Board of the Stock Exchange since 28th March, 1996. HCHL is an investment holding company. The principal business activities of the HCHL Group are property development and investment, project management, property management, finance and investment holding in the PRC.

At the time of listing of HCHL on 28th March, 1996, the Non-compete Agreement was entered into under which the Parent Company and Messrs. Lee have undertaken to HCHL not to directly or indirectly participate in, hold any right or interest in or otherwise be involved in any property project in the PRC (other than through HCHL), save for certain qualifications set out therein. The Non-compete Agreement will cease to have effect on the earliest of the date on which: (i) HCHL becomes a wholly-owned subsidiary of HLD; (ii) HLD ceases to be the controlling shareholder (as defined from time to time in the Listing Rules) of HCHL; (iii) the Parent Company ceases to be the controlling shareholder (as defined from time to time in the Listing Rules) of HLD; or (iv) the tenth anniversary of the date of listing of HCHL.

HCHL will become a wholly-owned subsidiary of HLD upon the Scheme becoming effective which will be an event upon which the Non-compete Agreement will cease to have effect. However, the Parent Company and Messrs. Lee have undertaken to HCHL that the Non-compete Agreement will not cease to have effect upon the Scheme becoming effective, and that the Non-compete Agreement will otherwise continue to have full force and effect subject to the terms and conditions therein.

HCHL Group Structure

A simplified shareholding structure chart of HLD and HCHL is as follows:


HLD
325,133,977 Shares
65.32%
HCHL

Business

An analysis of the HCHL Group's turnover and operating profit or loss before interest expenses for each of the two years ended 30th June, 2004 and 30th June, 2003 by reference to its activities is set out below:

	Year ended 30th June,			
	2004		2003	
	Turnover	Operating profit/(loss)	Turnover	Operating profit/(loss)
			Restated	Restated
	HK$'000	HK$'000	HK$'000	HK$'000
Property development	28,532	228,959	91,042	(191,934)
Property investment	43,796	(122,847)	41,291	(124,317)
Finance	6,406	6,258	40,931	37,835
Management and sales commissions	14,595	7,032	15,066	(3,462)
Others	—	(77,820)	—	(8,123)
	93,329	41,582	188,330	(290,001)

Property Market

Continual growth in gross domestic product and increasing inflow of foreign capital were sustained in Mainland China. Household income of residents in the major cities have shown marked improvement in recent years. These have resulted in growth in spending power and stimulated strong urge for property ownership amongst the domestic citizens. The residential property segment showed significant improvement as property sales were kept active. In addition, as demand from foreign enterprises and certain domestic companies for quality office properties also showed a rising trend, property markets in major cities in Mainland China recorded satisfactory performance.

Property Development

During the six months ended 31st December, 2004, the remaining units of the previously completed development projects of the HCHL Group were put up for sale and these mainly included the Heng Bao Garden in Guangzhou, the Everwin Garden in Shanghai as well as HCHL Group's joint venture development project of Lexi New City Phase VIII — Luotao South Zone Villa and Phase IX — Green Island House located in Panyu, Guangdong Province. All of the residential units in Phase IX of the Lexi New City project were sold during the period under review. The residential units in Phase VIII of this project and those of Heng Bao Garden were almost completely sold towards the end of 2004.

During the six months ended 31st December, 2004, the HCHL Group increased its shareholding interests in the project site located at No. 2 Guan Dong Dian, Chao Yang District in Beijing (the old Beijing Lightbulb Factory site) to 100% and the HCHL Group will be in a position to capitalise on the maximum potential of this project. Located at the heart of the commercial district in Beijing city, this site is planned to be developed into a sizeable mixed-use property project that amounts to approximately 2.71 million sq. ft. in gross floor area.

Also, foundation work on the HCHL Group's project site located at 210 Fangcun Avenue, Fangcun District in Guangzhou (the old Guangzhou Preservation Fruit Factory site) is currently in progress. This site will be developed into a project of over 2.6 million sq.ft. in gross floor area. Being primarily residential in nature with ancillary retail shopping premises provided, this project will, upon completion, become a residential estate set in a pleasant surrounding.

The HCHL Group holds plentiful development land bank in major cities in Mainland China and satisfactory progress has been made in respect of those property sites that have been planned for development.

Property Rental

During the six months ended 31st December, 2004, the shopping arcade in the Henderson Centre in Beijing has been undergoing large-scale leasing activities upon completion of renovation. At the same time, leasing of the commercial podium of the Heng Bao Garden located right above Changshou Road Station of the Guangzhou Metro Line also continued. Further, rental of the shopping podium at the Skycity and the Everwin Garden in Shanghai remained stable and the rental performance of both projects continued to be satisfactory.

Construction work being undertaken at the HCHL Group's wholly-owned Office Tower II of The Grand Gateway in Shanghai, which is 42 storeys in total height and amounts to approximately 720,000 sq.ft. in total gross floor area, had made satisfactory progress. This project is expected to be completed in mid-2005 as scheduled. Strong demand for Grade A office building space in Shanghai will be beneficial to leasing of this project which is located along the Shanghai Metro Line station right at the centre of a busy commercial district in Shanghai where the density of population is traditionally high. It is anticipated that this office property will be much sought after by potential tenants and it will, upon completion, contribute significant recurrent rental income to the HCHL Group. Preparation in respect of leasing of this project is presently underway.

Further, the HCHL Group entered into a cooperative agreement with HOBA Home Furnishings Chains Enterprise Co. Ltd. whereby the "Meten" household brand could be leveraged to attract leasing tenants and this new cooperative partner will also manage the basement portion of the retail shopping arcade at the Henderson Centre in Beijing. It is envisaged that upon its re-opening, this will project a fresh image for the shopping arcade of the Henderson Centre.

Disposal of subsidiaries

Transaction contracted

In April 2005, a conditional agreement was entered into between Gain Year Development Limited ("Gain Year"), a wholly-owned subsidiary of HCHL, and (a) 上海隆宇企業發展有限公司 (Shanghai Long Yu Qi Ye Development Company Limited); (b) 中建八局基礎設施建設有限公司 (Zhong Jian Ba Ju Infrastructure Construction Company Limited); (c) 上海豐金投資有限公司 (Shanghai Fengjin Investment Company Limited); and (d) 中國建築第八工程局 (China Construction Eighth Engineering Division) (collectively the "Purchasers") pursuant to which Gain Year disposed of the entire shareholding interest ("Sale Interest") in 裕年發展置業(上海)有限公司 (Gain Year Development Real Estate (Shanghai) Co., Ltd) ("Shanghai Gain Year") at an aggregate consideration of RMB209,090,090 (approximately HK$197,254,802) ("146 Disposal"), of which (i) an amount of RMB86,100,000 (approximately HK$81,226,415) shall be paid by the Purchasers to Gain Year to assist Shanghai Gain Year to fully repay the loans due and owing by Shanghai Gain Year to the HCHL Group and (ii) the amount of RMB122,990,090 (approximately HK$116,028,387) shall be paid to Gain Year as consideration for the Sale Interest. As at the Latest Practicable Date, the 146 Disposal has not been completed subject to fulfillment of conditions set out therein.

Transactions not yet contracted

HCHL Group is also currently negotiating with independent third party(ies) on the following proposed transactions which, if materialised, may result in HCHL Group's disposals of interests in the following property holding companies:-

(i) HCHL Group's interest in 上海興輝置業有限公司 (Shanghai Henfield Properties Co., Ltd.) ("Shanghai Henfield"), which is currently held by Henfield Properties Limited, a 60% owned subsidiary of HCHL. The principal business of Shanghai Henfield is to hold the land situate at 上海市閘北區恒豐路、天目西路 406-2、406-3 和 406-4 號 (Lot Nos. 406-2, 406-3 & 406-4, Tianmu Road West, Hengfeng Road, Zhabei District, Shanghai) (i.e. property interest no. 11 in the summary of valuations set out in Appendix II to this document);

(ii) HCHL Group's 85% interest in 上海恒成置業發展有限公司 (Shanghai Heng Cheng Real Estate Development Co., Ltd.) ("Heng Cheng"). The principal business of Heng Cheng is to hold the piece of land situate at 上海市靜安區南京西路 688號 (Lot No. 688, Nanjing Road West, Jingan District, Shanghai) (i.e. property interest no. 12 in the summary of valuations set out in Appendix II to this document); and

(iii) HCHL Group's 100% interest in 捷昇發展置業(上海)有限公司 (Perfect Top Development Real Estate (Shanghai) Co., Ltd.) ("Perfect Top"). The principal business of Perfect Top is to hold the piece of land situate at 上海市閘北區恒豐路與裕通路交滙處天目西路 147-2、147-3號 (Lot Nos. 147-2 and 147-3, Tianmu Road West, Junction of Hengfeng Road and Yutong Road, Zhabei District, Shanghai) (i.e. property interest no. 10 in the summary of valuations set out in Appendix II to this document).

The proposed disposals referred to in (i) to (iii) above are collectively referred to as the "Proposed Disposals", and the Proposed Disposals and the 146 Disposal are collectively referred to as the "Disposals". Apart from the 146 Disposal, the terms and conditions (including the precise consideration) in relation to the Proposed Disposals have not yet been finalised and the Proposed Disposals may or may not proceed.

Under Rule 4 of the Takeovers Code, once a bona fide offer has been communicated to the board of an offeree company or the board of an offeree company has reason to believe that a bona fide offer may be imminent, no action which could effectively result in an offer being frustrated, or in the shareholders of the offeree company being denied an opportunity to decide on the merits of an offer, shall be taken by the board of the offeree company in relation to the affairs of the company without the approval of the shareholders of the offeree company in general meeting.

Under Note 1 to Rule 4 of the Takeovers Code, the Executive may grant a waiver from the requirement of a shareholders' meeting if the offeror agrees to the relevant transaction. HCHL has obtained a written consent for the Disposals from HLD and with such consent, HCHL had made an application to the Executive for, and was granted, a waiver from the requirement under Rule 4 of the Takeovers Code to obtain shareholders' approval in general meeting of HCHL in respect of each of the Disposals. Any of the Proposed Disposals may proceed after the date of this document.

Financial Information

A summary of the audited consolidated results of the HCHL Group for each of the two financial years ended 30th June, 2003 and 2004 and the unaudited consolidated results of the HCHL Group for the six months ended 31st December, 2004 is set out below:

	For the six months ended 31st December,	Year ended 30th June,	
	2004	2004	2003
	(unaudited)	(audited)	Restated (audited)
	HK$'000	HK$'000	HK$'000
Turnover	34,667	93,329	188,330
Operating (loss)/profit	(13,335)	41,582	(290,001)
Loss before taxation	(8,129)	(12,477)	(367,300)
Loss after taxation but before minority interests	(19,114)	(16,456)	(405,768)
(Loss)/profit attributable to the Shareholders	(12,087)	15,752	(398,750)
Dividends	14,933	29,866	29,806
(Loss)/earnings per Share	HK$(0.02)	HK$0.03	HK$(0.80)

Net assets

The NAV of the HCHL Group as at 31st December, 2004 was approximately HK$6,951 million, equivalent to approximately HK$13.96 per Share. The Adjusted NAV is approximately HK$6,228 million, equivalent to approximately HK$12.51 per Share. Details of the Adjusted NAV are set out in section 7 of Appendix I to this document.

Dividends

A final dividend of HK$0.03 per Share was declared and paid by HCHL on 8th December, 2004. An interim dividend of HK$0.03 per Share was declared and paid by HCHL on 21st April, 2005.

Liquidity and financial resources

As at 30th June, 2004, the gearing ratio of the HCHL Group which was calculated on the basis of the total net bank borrowings as a ratio of the HCHL Group's shareholders' funds amounted to 17.9% (2003 restated: 14.2%).

The total net bank borrowings of the HCHL Group, after deducting cash holdings of approximately HK$340 million, amounted to approximately HK$1,250 million as at 30th June, 2004. All of the HCHL Group's borrowings were unsecured and were mainly obtained on a committed term basis. The maturity profile of the HCHL Group's bank loans and borrowings outstanding as at the end of the two previous financial years and the six months ended 31st December, 2004 are summarised respectively as follows:

	As at 31st December,	As at 30th June,	
	2004	2004	2003
	HK$'000	HK$'000	HK$'000
Bank loans and borrowings repayable:			
Within 1 year	622	497,008	332,201
After 1 year but within 2 years	1,733,172	900,000	1,350,075
After 2 years but within 5 years	208,705	193,375	71,000
Total bank loans and borrowings	1,942,499	1,590,383	1,753,276
Less: cash at bank and in hand	(211,152)	(340,254)	(760,751)
Total net bank borrowings	1,731,347	1,250,129	992,525

The interest expenses of the HCHL Group was recorded at approximately HK$41 million (2003: HK$59 million) for the past financial year and showed a substantial decrease as a result of the low interest rate environment. The majority of the HCHL Group's bank borrowings was denominated in Hong Kong Dollars with the remaining balance being denominated in Renminbi. For bank loans which were obtained by the HCHL Group in Hong Kong currency, loan interests were chargeable mainly

based on certain agreed interest margins over the Hong Kong Interbank Offer Rate and such banking facilities were therefore of floating rate in nature. As for the bank borrowings which were denominated in Renminbi, these are linked to standard interest rates applicable for commercial loans as announced by The People's Bank of China from time to time.

As of 30th June, 2004, shareholders' funds of the HCHL Group amounted to approximately HK$6,985 million (2003 restated: HK$6,992 million). The HCHL Group possesses a large capital base and is in a strong financial position whereas net borrowing position remains low. With adequate cash on hand and committed banking facilities in place, the HCHL Group has sufficient financial resources to meet the funding requirements of its ongoing operations as well as future business development.

FUTURE INTENTIONS

HLD does not intend to dispose of or procure any of the Controlling Parties to dispose of any of their beneficial interests in HCHL, nor does it intend to discontinue any of the HCHL Group's businesses following the implementation of the Proposal. It is the intention of HLD to continue the existing businesses of the HCHL Group upon implementation of the Proposal.

The directors of HCHL have confirmed that, upon the privatisation of HCHL, they do not intend to make any significant changes to the existing businesses in the near future, other than in the ordinary course of business.

Whether or not the Proposal is implemented, the directors of HCHL do not have any intention to make any significant changes to the existing businesses, employment of the staff of the HCHL Group or any significant redeployment of its fixed assets.

The directors of HCHL intend that the listing of the Shares on the Stock Exchange will be withdrawn if the Scheme is implemented and be maintained in the event that the Scheme is not approved or withdrawn or lapses.

INFORMATION RELATING TO THE INTERESTS OF THE CONTROLLING PARTIES, THE EXCLUDED PARTIES AND THE DIRECTORS OF HCHL

As at the date of this document, the Controlling Parties are beneficially interested in an aggregate of 325,133,977 Shares, representing approximately 65.32% of the issued share capital of HCHL. Such Shares, by reason of the fact that the Controlling Parties are all indirect wholly-owned subsidiaries of HLD, will not form part of the Scheme Shares and, accordingly, will neither be represented nor voted at the Court Meeting to approve the Scheme. Although as stated in the Announcement, Shares held by the Controlling Parties will not be voted at the Special General Meeting, in view of the absence of any prohibition restricting the Controlling Parties from attending and voting at the Special General Meeting, the Controlling Parties now intend to vote at the Special General Meeting and have indicated that if the Scheme is approved at the Court Meeting, those Shares held by them will be voted in favour of the special resolution to be proposed at the Special General Meeting to approve and give effect to the Scheme.

In view of the interests of HLD in the Proposal and the direct or indirect relationships between the Excluded Parties and HLD as explained in the following paragraph, all of the 25,584,095 Shares of the Excluded Parties which represent approximately 5.14% of the issued share capital of HCHL, although forming part of the Scheme Shares, will not be represented or voted at the Court Meeting as the Excluded Parties are presumed to be acting in concert with HLD under the Takeovers Code. Although it was also stated in the Announcement that the Excluded Parties will abstain from voting on the Scheme at the Meetings, in view of the absence of any prohibition restricting the Excluded Parties (other than Mr. Jackson Woo Ka Biu who confirmed that, in seeking ruling from the Executive that Rule 2.4 of the Takeovers Code is not applicable to the Proposal, he will not take part or vote as a Shareholder at any meetings of the Shareholders to approve the Proposal) from attending and voting at the Special General Meeting, the Excluded Parties other than Mr. Jackson Woo Ka Biu now intend to vote at the Special General Meeting and have indicated that if the Scheme is approved at the Court Meeting, those Shares held by them will be voted in favour of the special resolution to be proposed at the Special General Meeting to approve and give effect to the Scheme.

As at the Latest Practicable Date, Canon International is beneficially interested in 24,328,000 Shares, Mr. Jackson Woo Ka Biu is beneficially interested in 544,802 Shares and Ms. Carmen Woo Ka Man is beneficially interested in 711,293 Shares, representing approximately 4.89%, approximately 0.11% and approximately 0.14%, respectively of the issued share capital of HCHL. Canon International is a company ultimately controlled by Ms. Liza Lee Pui Ling who is the daughter of Dr. Lee Shau Kee and the sister of Mr. Lee Ka Kit and Mr. Lee Ka Shing, all of whom are directors of HLD. Mr. Jackson Woo Ka Biu is the son of, and an alternate director of HLD to, Sir Po-shing Woo who is a non-executive director of HLD. Ms. Carmen Woo Ka Man is the daughter of Sir Po-shing Woo and the sister of Mr. Jackson Woo Ka Biu. Canon International, Mr. Jackson Woo Ka Biu and Ms. Carmen Woo Ka Man are presumed to be parties acting in concert with HLD under the Takeovers Code because of their direct or indirect relationship with HLD.

Further information in respect of the interests of the directors of HCHL, whether as such directors, Excluded Parties or Shareholders of HCHL or otherwise, and the effect thereon of the Scheme, in so far as it is different from the effect on the like interests of the other Scheme Shareholders, are set out under Section 3 headed "Disclosure of Interests" in Appendix III to this document.

SHARE CERTIFICATES, DEALINGS AND LISTING

Upon the Scheme becoming effective, all of the Scheme Shares will be cancelled and extinguished, and all the certificates representing the Scheme Shares will, accordingly, cease to have effect as documents or evidence of title.

HCHL will apply to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange immediately following the Effective Date, which is expected to take place on Friday, 12th August, 2005. In such an event, the listing of the Shares on the Stock Exchange is expected to be withdrawn on Monday, 15th August, 2005.

The Scheme Shareholders will be notified of the exact dates on which the Scheme and the withdrawal of the listing of the Shares on the Stock Exchange become effective by press announcements.

If the Scheme is not approved or withdrawn or lapses, it is intended that the listing of the Shares on the Stock Exchange will be maintained.

REGISTRATION AND PAYMENT

If the Scheme becomes effective, cheques for the Cancellation Price will be sent to the Scheme Shareholders whose names appear on the Register at the Record Time. Such cheques will be posted within ten days after the Effective Date.

It is proposed to close the Register immediately after 4:00 p.m. on Thursday, 11th August, 2005, or such other date as may be notified to the Scheme Shareholders by press announcements, in order to establish entitlements to the Cancellation Price under the Scheme. The Scheme Shareholders or their successors in title should ensure that their Shares are registered or lodged for registration in their names or in the names of their nominees before the Register is closed. HCHL's branch share registrar in Hong Kong is Computershare Hong Kong Investor Services Limited at Shops 1712-1716 Hopewell Centre, 183 Queen's Road East, Hong Kong.

Assuming that the Scheme becomes effective on Friday, 12th August, 2005, cheques for the Cancellation Price are expected to be despatched to the Scheme Shareholders or persons nominated by them on or before Monday, 22nd August, 2005. As provided in the Scheme, on or after the day being six calendar months after the posting of such cheques, HLD shall have the right to cancel or countermand payment of any such cheque which has not then been cashed or has been returned uncashed, and shall place all monies represented thereby in a deposit account in HCHL's name with a licensed bank in Hong Kong selected by HCHL. HCHL shall hold such monies on trust for those entitled under the terms of the Scheme until the expiry of six years from the Effective Date and shall, prior to such date, make payments thereout of the sums, together with interest thereon in accordance with Clause 3(e) of the Scheme, to persons who satisfy HCHL that they are respectively entitled thereto and that the cheques of which they are payees have not been cashed. On the expiry of six years from the Effective Date, HLD shall be released from any further obligation to make any payments under the Scheme and HCHL shall thereafter transfer to HLD the balance (if any) of the sums then standing to the credit of the deposit account in its name, including accrued interest subject, if applicable, to the deduction of any interest or withholding or other tax or any other deduction required by law and subject to the deduction of any expenses.

In the absence of any specific instructions to the contrary received in writing by HCHL's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, cheques will be sent to the persons whose names appear on the Register at the Record Time at their respective addresses or, in the case of joint Scheme Shareholders, to the registered address of that joint holder whose name stands first in the Register in respect of the joint holding. All such cheques will be sent at the risk of the persons entitled thereto and neither HLD nor HCHL will be liable for any loss or delay in transmission.

OVERSEAS SCHEME SHAREHOLDERS

In so far as those Scheme Shareholders not resident in Hong Kong are concerned, they may be subject to the laws of the jurisdiction in which they reside. Such Scheme Shareholders should inform themselves of and observe any applicable legal or regulatory requirements. It is the responsibility of all overseas Scheme Shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any government approval, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

TAXATION

The Scheme Shareholders, whether in Hong Kong or in other jurisdictions, are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of the Proposal and, in particular, whether the receipt of the Cancellation Price would make such Scheme Shareholders liable to taxation in Hong Kong or in other jurisdictions.

MEETINGS

In accordance with the direction of the Supreme Court, the Court Meeting has been convened for the purpose of considering and, if thought fit, passing the appropriate resolution to approve the Scheme (with or without modifications). In so far as the sanction of the Scheme by the Supreme Court is concerned, such a resolution will be deemed to have been passed if a majority in number representing three-fourths in value of the Shares held by the Scheme Shareholders present and voting either in person or by proxy at the Court Meeting vote in favour of the Scheme. As explained above, however, such a resolution will only be considered to have been passed under the Takeovers Code if (i) the Scheme is approved by at least 75% of the votes attaching to the Shares of the Independent Shareholders that are cast either in person or by proxy at the Court Meeting; and (ii) the number of votes cast against the resolution at the Court Meeting is not more than 10% of all the Shares held by all of the Independent Shareholders. Based on 147,058,133 Shares held by the Independent Shareholders as at the Latest Practicable Date, 10% of such Shares amounted to 14,705,813 Shares.

Immediately following the Court Meeting, the Special General Meeting has been convened for the purpose of considering and, if thought fit, passing a special resolution to approve and give effect to the Scheme. The special resolution will be passed provided that it is approved by a majority of at least three-fourths of the votes cast by the Shareholders present and voting in person or by proxy, at the Special General Meeting. All Shareholders will be entitled to attend and vote on such special resolution at the Special General Meeting.

As at the date of this document, the Controlling Parties are beneficially interested in an aggregate of 325,133,977 Shares, representing approximately 65.32% of the issued share capital of HCHL. Such Shares, by reason of the fact that the Controlling Parties are all indirect wholly-owned subsidiaries of HLD, will not form part of the Scheme Shares and, accordingly, will neither be represented nor voted at the Court Meeting to approve the Scheme. Although as stated in the Announcement, Shares held by the Controlling Parties will not be voted at the Special General Meeting, in view of the absence of any prohibition restricting the Controlling Parties from attending and voting at the Special General

Meeting, the Controlling Parties now intend to vote at the Special General Meeting and have indicated that if the Scheme is approved at the Court Meeting, those Shares held by them will be voted in favour of the special resolution to be proposed at the Special General Meeting to approve and give effect to the Scheme. In addition, the Excluded Parties, who as at the date of this document are collectively beneficially interested in 25,584,095 Shares representing approximately 5.14% of the issued share capital of HCHL, and their nominees in whose names some of the Shares beneficially interested by them are registered will not, for the reasons already explained above, attend and vote at the Court Meeting in person or by proxy in their capacity as Scheme Shareholders. Although it was also stated in the Announcement that the Excluded Parties will abstain from voting on the Scheme at the Meetings, in view of the absence of any prohibition restricting the Excluded Parties (other than Mr. Jackson Woo Ka Biu who confirmed, in seeking ruling from the Executive that Rule 2.4 of the Takeovers Code is not applicable to the Proposal, that he will not take part or vote as a Shareholder at any meetings of the Shareholders to approve the Proposal) from attending and voting at the Special General Meeting, the Excluded Parties other than Mr. Jackson Woo Ka Biu now intend to vote at the Special General Meeting and have indicated that if the Scheme is approved at the Court Meeting, those Shares held by them will be voted in favour of the special resolution to be proposed at the Special General Meeting to approve and give effect to the Scheme.

Notices of the Meetings are set out on pages 157 to 160 of this document. The Meetings will be held on Friday, 22nd July, 2005 at the respective times specified in such notices in the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong.

DEMAND FOR POLL AT THE SPECIAL GENERAL MEETING

In accordance with Bye-law 66 of the Bye-laws of HCHL, at any general meeting a resolution put to the vote shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded or otherwise required under the Listing Rules. A poll may be demanded:

(a) by the chairman of such meeting; or

(b) by at least three members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and holding Shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by member.

ACTION TO BE TAKEN BY THE SHAREHOLDERS

A pink form of proxy for use at the Court Meeting and a white form of proxy for use at the Special General Meeting are enclosed with this document.

Whether or not you are able to attend the Meetings in person, the Independent Shareholders are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the Shareholders are strongly urged to complete and sign the enclosed white form of proxy in respect of the Special General Meeting in accordance with the instructions respectively printed thereon and to lodge them with HCHL's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible, but in any case not later than the following respective times. In the case of the pink form of proxy for use at the Court Meeting, it is requested that this form of proxy be lodged not later than 11:00 a.m. on Wednesday, 20th July, 2005 but if it is not so lodged, it may be handed to the chairman of the Court Meeting at the Court Meeting. In order to be valid, the white form of proxy for use at the Special General Meeting must be lodged not later than 11:30 a.m. on Wednesday, 20th July, 2005. One self-addressed, pre-paid envelope marked "For Return of Court Meeting Proxy Form and/or Special General Meeting Proxy Form — Henderson China Holdings Limited" is enclosed in order to facilitate the return by the Shareholders by post (from within Hong Kong only) of their completed forms of proxy. The completion and return of a form of proxy for any of the Meetings will not preclude a Shareholder from attending the relevant Meeting and voting in person if he so wishes. In the event that a Shareholder who has lodged a form of proxy attends the Meeting, his form of proxy for that Meeting will be deemed to have been revoked.

For the purpose of determining the entitlements of the Independent Shareholders to attend and vote at the Court Meeting and of the Shareholders to attend and vote at the Special General Meeting, the Register will be closed from Monday, 18th July, 2005 to Friday, 22nd July, 2005 (both dates inclusive) and during such period, no transfer of Shares will be effected. In order to qualify to vote at the Court Meeting and the Special General Meeting, all transfers accompanied by the relevant share certificates must be lodged with HCHL's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716 Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 15th July, 2005.

Assuming that the Conditions are fulfilled or, where applicable, waived, the Scheme will become effective on the Effective Date, which is expected to be on Friday, 12th August, 2005. Further press announcements will be made giving details of the results of the Meetings and, if the resolutions are passed at the Meetings, the result of the hearing of the petition for the sanction of the Scheme by the Supreme Court, the last day for dealing in the Shares, the Record Time, the Effective Date and the date of the withdrawal of the listing of the Shares on the Stock Exchange.

FURTHER INFORMATION

A number of directors of HCHL, namely, Lee Ka Kit, Lee Shau Kee, Colin Lam Ko Yin, Lee King Yue, Leung Sing, Lee Ka Shing, Patrick Kwok Ping Ho, Ho Wing Fun, Kan Fook Yee and Gordon Kwong Che Keung are also directors of HLD, and Mr. Philip Yuen Pak Yiu and Mr. Leung Yuk Kwong are also directors of certain subsidiaries of HLD. As such, such directors of HCHL may be regarded as having interests in the Proposal which are different from the interests of the other directors of HCHL.

Further information in relation to the Proposal is set out in the Appendices to this document, all of which form part of this Explanatory Statement.

1. THREE-YEAR FINANCIAL SUMMARY

Set out below is a summary of the audited consolidated results of the HCHL Group for each of the three financial years ended 30th June, 2002, 2003 and 2004 extracted from the 2002, 2003 and 2004 annual reports of HCHL and unaudited consolidated results of the HCHL Group for the six months ended 31st December, 2004 extracted from the 2004/2005 interim report of HCHL:

	For the six months ended 31st December,	Year ended 30th June,		
	2004	2004	2003	2002
			Restated	
	(unaudited)	(audited)	(audited)	(audited)
	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	34,667	93,329	188,330	577,612
(Loss)/profit from operations	(13,335)	41,582	(290,001)	158,650
Shares of profits/(losses) of associates	6,683	(35,042)	(60,662)	(7,454)
(Loss)/profit from ordinary activities before taxation	(8,129)	(12,477)	(367,300)	143,055
Income tax	(10,985)	(3,979)	(38,468)	(6,554)
(Loss)/profit from ordinary activities after taxation	(19,114)	(16,456)	(405,768)	136,501
Minority interests	7,027	32,208	7,018	(3,615)
(Loss)/profit for the period/year attributable to the Shareholders	(12,087)	15,752	(398,750)	132,886
Dividends	14,933	29,866	29,806	59,614
(Loss)/earnings per Share (HK$)	(0.02)	0.03	(0.80)	0.27
Dividend per Share (HK$)	0.03	0.06	0.06	0.12

Note: There are no extraordinary or exceptional items for the past three financial years.

2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE HCHL GROUP FOR THE YEAR ENDED 30TH JUNE, 2004

The following information has been extracted from the audited consolidated financial statements of the HCHL Group for the year ended 30th June, 2004, the page numbers in the statements below refer to the 2004 annual report of HCHL. For the purpose of the extracts set out below, the "Company" means HCHL and the "Group" means "HCHL Group".

Consolidated Profit and Loss Account
for the year ended 30th June, 2004

	Note	2004 HK$'000	2003 restated HK$'000
Turnover	3 & 4	93,329	188,330
Cost of sales/services		(22,997)	(69,968)
		70,332	118,362
Other revenue		14,850	7,207
Other net (loss)/income	5	(1,644)	18,885
Selling expenses		(7,354)	(15,431)
Administrative expenses		(164,113)	(96,555)
Other operating income/(expenses)	6	129,511	(322,469)
Profit/(loss) from operations		41,582	(290,001)
Finance costs	7(a)	(19,017)	(16,637)
	3	22,565	(306,638)
Share of losses less profits of associates		(35,042)	(60,662)
Loss from ordinary activities before taxation	7	(12,477)	(367,300)
Income tax — Company and subsidiaries	8(a)	(34)	(40,428)
— Associates	8(a)	(3,967)	1,435
—Tax indemnity	8(a)&9	22	525
Loss from ordinary activities after taxation		(16,456)	(405,768)
Minority interests		32,208	7,018
Profit/(loss) attributable to shareholders	10&31	15,752	(398,750)
Dividends attributable to the year:	11		
Interim dividend declared during the year		14,933	14,903
Final dividend proposed after the balance sheet date		14,933	14,903
		29,866	29,806
Earnings/(loss) per share	12	$ 0.03	$ (0.80)

The notes on pages 47 to 83 form part of these accounts.

Balance Sheets
at 30th June, 2004

		The Group		The Company	
		2004	2003	2004	2003
			restated		
	Note	HK$'000	HK$'000	HK$'000	HK$'000
Non-current assets					
Fixed assets	13				
— Investment properties		3,180,911	3,183,600	—	—
— Other fixed assets		19,274	17,761	—	—
		3,200,185	3,201,361	—	—
Interest in subsidiaries	14	—	—	6,044,874	6,033,851
Interest in associates	15	425,680	797,150	88	65
Investments in securities	16	73,775	73,778	—	—
Properties held for development	17	3,804,700	3,425,956	—	—
Instalments receivable	18(a)	30,160	39,617	—	—
Deferred tax assets	26(b)	216,425	195,340	—	—
		7,750,925	7,733,202	6,044,962	6,033,916
Current assets					
Properties under development		1,223,785	1,100,509	—	—
Completed properties for sale		287,023	309,616	—	—
Deposits for acquisition of properties	19	1,177,406	300,251	—	—
Loans receivable	20	78,689	901,459	—	—
Debtors, prepayments and deposits	21	455,295	528,361	83,439	113,046
Instalments receivable	18(b)	31,002	38,986	—	—
Cash and cash equivalents	22	340,254	760,751	14	11
		3,593,454	3,939,933	83,453	113,057
Current liabilities					
Bank loans and overdrafts — unsecured	23	497,008	332,201	—	—
Creditors and accrued expenses	24	541,367	244,718	340	584
Current taxation	26(a)	213,681	250,907	—	—
		1,252,056	827,826	340	584
Net current assets		2,341,398	3,112,107	83,113	112,473
Total assets less current liabilities		10,092,323	10,845,309	6,128,075	6,146,389

	Note	The Group 2004 HK$'000	The Group 2003 restated HK$'000	The Company 2004 HK$'000	The Company 2003 HK$'000
Non-current liabilities					
Bank loans — unsecured	23	1,093,375	1,421,075	—	—
Amounts due to fellow subsidiaries	25	890,951	1,128,423	—	—
Deferred tax liabilities	26(b)	465,500	451,100	—	—
		2,449,826	3,000,598	—	—
Minority interests	32	657,708	852,636	—	—
		3,107,534	3,853,234	—	—
Net assets		6,984,789	6,992,075	6,128,075	6,146,389
Capital and reserves					
Share capital	27	497,776	496,776	497,776	496,776
Share premium	28	5,569,402	5,566,402	5,569,402	5,566,402
Capital reserves	29	81,716	75,527	—	—
Investment properties revaluation reserve	30	143,036	144,238	—	—
Retained profits	31	692,859	709,132	60,897	83,211
		6,984,789	6,992,075	6,128,075	6,146,389

The notes on pages 47 to 83 form part of these accounts.

Consolidated Statement of Changes in Equity
for the year ended 30th June, 2004

	Note	2004 HK$'000	2003 restated HK$'000
Shareholders' equity at 1st July			
— as previously reported		7,036,460	7,659,762
— prior year adjustment arising from change in accounting policy for deferred tax	2&30&31	(44,385)	(56,285)
— as restated		6,992,075	7,603,477
Deficit on revaluation of investment properties, net of deferred tax			
— as previously reported			(181,472)
— prior year adjustment arising from change in accounting policy for deferred tax	2		15,467
— deficit on revaluation of investment properties, net of deferred tax (2003: as restated)	30	—	(166,005)
Net loss not recognised in the consolidated profit and loss account		—	(166,005)
Net profit/(loss) for the year			
— as previously reported			(395,183)
— prior year adjustment arising from change in accounting policy for deferred tax	2		(3,567)
Net profit/(loss) for the year (2003: as restated)	31	15,752	(398,750)
Transfer of investment properties revaluation reserve surplus to the consolidated profit and loss account on disposal of investment properties	30	(1,202)	(1,937)
Impairment loss on positive goodwill	29	4,000	—
Dividends approved during the year	11	(29,836)	(44,710)
Movement in shareholders' equity arising from capital transactions with shareholders:			
— shares issued under share option scheme	27&28	4,000	—
Shareholders' equity at 30th June		6,984,789	6,992,075

The notes on pages 47 to 83 form part of these accounts.

Consolidated Cash Flow Statement

for the year ended 30th June, 2004

	Note	2004 HK$'000	2003 restated HK$'000
Operating activities			
Loss from ordinary activities before taxation		(12,477)	(367,300)
Adjustments for:			
— Interest expense		17,410	15,526
— Interest income		(6,406)	(40,931)
— Depreciation		4,514	2,803
— Dividends from unlisted investment securities		(13,691)	(4,888)
— Bad debts written off/provision		82,161	44,566
— (Write back)/provisions on property projects		(264,107)	262,500
— Share of losses less profits of associates		35,042	60,662
— (Gain)/loss on disposal of fixed assets		(2,035)	596
— Loss/(gain) on disposal of interest in subsidiaries		343	(99,530)
— Loss on disposal of interest in associates		—	78,294
— Impairment loss on positive goodwill		4,000	—
Operating loss before changes in working capital		(155,246)	(47,702)
Increase in properties held for development		(104,286)	(26,933)
Decrease in instalments receivable		17,441	60,805
Increase in properties under development		(108,820)	(43,711)
Decrease in completed properties for sale		22,593	66,885
Increase in deposits for acquisition of properties		(544,306)	—
Decrease/(increase) in debtors, prepayments and deposits		31,060	(37,651)
Increase/(decrease) in creditors and accrued expenses		51,166	(10,461)
Increase/(decrease) in rental and other deposits		1,307	(1,233)
(Decrease)/increase in amounts due to fellow subsidiaries		(35,966)	164,779
Cash (used in)/generated from operations		(825,057)	124,778
Income tax			
— Hong Kong Profits Tax paid		(730)	(317)
— Taxation outside Hong Kong refund		—	102
— Taxation outside Hong Kong paid		(43,215)	(12,419)
— Tax indemnity received		29,628	4,231
Net cash (used in)/from operating activities		(839,374)	116,375

	Note	2004 HK$'000	2003 restated HK$'000
Investing activities			
Proceeds from disposal of fixed assets		3,548	1,335
Payment for purchase of fixed assets		(1,315)	(6,421)
Purchase of additional shares in subsidiary		(55,791)	—
Proceeds from disposal of interest in subsidiaries	(a)	—	276,373
Repayment from associates		110,917	18,264
Repayment of loans receivable		489,921	—
Proceeds from disposal of investment in securities		3	—
Interest received		8,647	8,502
Dividends received from associates		21,544	70,199
Dividends received from unlisted investment securities		13,691	4,888
Net cash from investing activities		591,165	373,140
Financing activities			
New bank loans		3,760,113	1,995,478
Repayment of bank loans		(3,922,173)	(2,066,863)
Contribution from minority shareholders		34,123	6,860
Interest paid		(37,191)	(43,918)
Dividends paid		(10,327)	(15,443)
Proceeds from shares issued under share option scheme		4,000	—
Net cash used in financing activities		(171,455)	(123,886)
Net (decrease)/increase in cash and cash equivalents		(419,664)	365,629
Cash and cash equivalents at 1st July		759,266	393,637
Cash and cash equivalents at 30th June	22	339,602	759,266

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) **Disposal of interest in subsidiaries**

	2004 HK$'000	2003 HK$'000
Net assets of subsidiaries disposed of/net cash inflow arising on disposal:		
Properties held for development disposed	—	176,843
Gain on disposal	—	99,530
Total cash consideration from disposal	—	276,373

The notes on pages 47 to 83 form part of these accounts.

Notes to the Accounts

1 SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment properties as explained in the accounting policies set out below.

(c) Subsidiaries

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is accounted for in accordance with note 1(f).

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from liabilities and the shareholders' equity. Minority interests in the results of the Group for the year are also separately presented in the consolidated profit and loss account.

Where losses attributable to the minority exceed the minority interest in the net assets of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. All subsequent profits of the subsidiary are allocated to the Group until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(j)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is accounted for in accordance with note 1(f).

(d) **Associates**

An associate is a company in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Group, in which case, it is accounted for in accordance with note 1(f). The consolidated profit and loss account reflects the Group's share of the post-acquisition results of the associates for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(e). When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated profit and loss account.

In the Company's balance sheet, its investments in associates are stated at cost less impairment losses (see note 1(j)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Group, in which case, it is accounted for in accordance with note 1(f).

(e) **Goodwill**

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

— for acquisitions before 1st July, 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses recognised in the profit and loss account (see note 1(j)); and

— for acquisitions on or after 1st July, 2001, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see note 1(j)).

In respect of acquisitions of associates, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. The cost of positive goodwill less any accumulated amortisation and any impairment losses (see note 1(j)) is included in the carrying amount of the interest in associates.

Negative goodwill arising on acquisitions of controlled subsidiaries and associates represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

— for acquisitions before 1st July, 2001, negative goodwill is credited to a capital reserve; and

— for acquisitions on or after 1st July, 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair

values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

In respect of any negative goodwill not yet recognised in the consolidated profit and loss account:

— for controlled subsidiaries, such negative goodwill is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill; and

— for associates, such negative goodwill is included in the carrying amount of the interests in associates.

On disposal of a controlled subsidiary or an associate during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit or loss on disposal.

(f) **Investments in securities**

The Group's policies for investments in securities other than investments in subsidiaries and associates are as follows:

(i) Investments held on a continuing basis for an identified long-term purpose are classified as "investment securities". Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(ii) Provisions against the carrying value of investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iii) All other securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

(iv) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

(g) **Fixed assets**

(i) Fixed assets are carried in the balance sheets on the following bases:

— investment properties with an unexpired lease term of more than 20 years are stated in the balance sheet at their open market value which is assessed annually by a qualified valuer of the Group and at least every three years by external qualified valuers; and

— land and buildings held for own use are stated in the balance sheet at cost less accumulated depreciation (see note 1(i)) and impairment losses (see note 1(j)).

— other fixed assets are stated in the balance sheet at cost less accumulated depreciation (see note 1(i)) and impairment losses (see note 1(j)).

(ii) Changes arising on the revaluation of investment properties are generally dealt with in reserves. The only exceptions are as follows:

— when a deficit arises on revaluation, it will be charged to the profit and loss account, if and to the extent that it exceeds the amount held in the reserve in respect of the portfolio of investment properties immediately prior to the revaluation; and

— when a surplus arises on revaluation, it will be credited to the profit and loss account, if and to the extent that a deficit on revaluation in respect of the portfolio of investment properties, had previously been charged to the profit and loss account.

(iii) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(iv) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal. On disposal of an investment property, the related portion of surpluses or deficits previously taken to the investment properties revaluation reserve is also transferred to the profit and loss account for the year.

(h) **Leased assets**

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) *Assets held for use in operating leases*

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 1(i) below. Impairment loss are accounted for in accordance with the accounting policy as set out in note 1(j). Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in note 1(r)(ii).

(ii) *Operating lease charges*

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

(i) **Depreciation**

(i) *Investment properties*

No depreciation is provided in respect of investment properties with an unexpired lease term of over 20 years since the valuation takes into account the state of each property at the date of valuation.

(ii) *Properties held for and under development*

No depreciation is provided on properties held for and under development.

(iii) *Land and buildings held for own use*

Land and buildings held for own use are depreciated on a straight-line basis over the remaining terms of the respective leases or 40 years if shorter.

(iv) *Other fixed assets*

Other fixed assets are stated at cost, less accumulated depreciation and impairment losses (see note 1(j)). Depreciation is provided on a straight-line basis over their estimated useful lives as follows:-

Leasehold improvements, furniture, fixtures and office equipment	— 5 years
Motor vehicles and yacht	— 4 to 5 years

(j) **Impairment of assets**

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:—

— other fixed assets (other than properties carried at revalued amounts);

— investments in subsidiaries and associates (except for those accounted for note 1(f) as specified in notes 1(c) and (d)); and

— positive goodwill (whether taken initially to reserves or recognised as an asset).

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised in the profit and loss account whenever the carrying amount of such an asset (including positive goodwill taken directly to reserves) exceeds its recoverable amount.

(i) *Calculation of recoverable amount*

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently.

(ii) *Reversals of impairment losses*

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(k) **Properties held for and under development**

Properties held for and under development are stated at specifically identified cost, including borrowing costs capitalised, aggregate cost of development, materials and supplies, wages and other direct expenses, less any provisions considered necessary by the directors.

(l) **Development expenditure**

Construction and other costs, including borrowing costs and expenses relating to the marketing and sale of development properties prior to the issuance of a completion certificate by the relevant government authorities, are included as part of properties held for and under development. Interest payable on loans relating to properties held for and under development is capitalised up to the date of completion of the properties.

(m) **Completed properties for sale**

Completed properties for sale remaining unsold at the year end are stated at the lower of cost and the estimated net realisable value. Cost is determined by apportionment of the total land and development costs attributable to unsold properties. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

(n) **Cash equivalents**

Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(o) **Employee benefits**

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) *Mandatory Provident Fund Scheme*

Contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit and loss account as incurred, except to the extent that they are included in the properties held for development, properties under development and completed properties for sale not yet recognised as an expense.

(iii) *Defined contribution scheme*

Contributions to the scheme are expensed as incurred except to the extent that they are included in the properties held for development, properties under development and completed properties for sale not yet recognised as an expense. Contributions are reduced by forfeited contributions arising from employees who leave the scheme prior to becoming fully vested in the employer's contributions.

(iv) *Share options*

When the Group grants employees options to acquire shares of the Company at nil consideration, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(p) **Income tax**

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, negative goodwill treated as deferred income, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  - the same taxable entity; or

  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(q) **Provisions and contingent liabilities**

Provisions are recognised for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(r) **Revenue recognition**

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows:—

(i) *Sale of properties*

Revenue arising from the development of properties for sale together with the interest earned on instalment sale of properties are recognised upon the sale of properties or the issuance of the completion certificate by the relevant government authorities, whichever is later. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under creditors and accrued expenses.

(ii) *Rental income from operating leases*

Rental income receivable under operating leases is recognised in the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iii) *Interest income*

Interest earned on loans and advances to customers and investee company and bank deposits are accrued on a time apportioned basis on the principal outstanding and at the rate applicable.

(iv) *Management and sales commissions*

Management and sales commissions are recognised as the relevant services are rendered.

(v) *Dividends*

— Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

— Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(s) **Translation of foreign currencies**

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

The results of foreign enterprises are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

On disposal of a foreign enterprise, the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of the profit or loss on disposal.

(t) **Borrowing costs**

Borrowing costs are expensed in the profit and loss account in the year in which they are incurred, except to the extent that they are capitalised as being directly attributable to construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

(u) **Related parties**

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(v) **Segment reporting**

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these accounts.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and property, plant and equipment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses and minority interests.

2 CHANGE IN ACCOUNTING POLICY

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt.

With effect from 1st July, 2003, in order to comply with Statement of Standard Accounting Practice 12 (revised) ("Income Taxes") issued by the Hong Kong Institute of Certified Public Accountants, the Group adopted a new policy for deferred tax as set out in note 1(p). The effect of adopting of the new accounting policy has been applied retrospectively.

As a result of the adoption of this accounting policy, the shareholders' funds as at 1st July, 2003 and 1st July, 2002 were restated and decreased by HK$44,385,000, which comprised retained profits of HK$44,385,000 and investment properties revaluation reserve of HK$Nil, and HK$56,285,000, which comprised retained profits of HK$40,818,000 and investment properties revaluation reserve of HK$15,467,000, respectively. The effect of change to income tax charged to the consolidated profit and loss account and investment properties revaluation reserve, net of minority interests, for the year ended 30th June, 2004 is an increased credit of HK$10,085,000 (2003: an increased charge of HK$3,567,000) and an increased credit of HK$Nil (2003: HK$15,467,000) respectively.

3 SEGMENTAL INFORMATION

Segmental information is presented in respect of the Group's business segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

The Group comprises the following main business segments:—

Property development	—	the development and sale of properties
Property investment	—	the leasing of properties to generate rental income
Finance	—	the provision of financing to generate interest income
Management and sales commissions	—	the provision of property management services to generate management income

(a) Revenue and results

	Property development		Property investment		Finance		Management and sales commissions		Unallocated		Consolidated	
	2004	2003 restated	2004	2003 restated	2004	2003 restated	2004	2003 restated	2004	2003 restated	2004	2003 restated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	28,532	91,042	43,796	41,291	6,406	40,931	14,595	15,066	—	—	93,329	188,330
External revenue	28,532	91,042	43,796	41,291	6,406	40,931	14,595	15,066	—	—	93,329	188,330
Segment result	228,959	(191,934)	(122,847)	(124,317)	6,258	37,835	7,032	(3,462)	(77,820)	(8,123)	41,582	(290,001)
Profit/(loss) from operations											41,582	(290,001)
Finance costs											(19,017)	(16,637)
											22,565	(306,638)
Share of losses less profits of associates	(26,734)	(25,388)	(8,105)	(35,503)	—	—	—	—	(203)	229	(35,042)	(60,662)
Loss from ordinary activities before taxation											(12,477)	(367,300)
Income tax											(3,979)	(38,468)
Loss from ordinary activities after taxation											(16,456)	(405,768)
Minority interests											32,208	7,018
Profit/(loss) attributable to shareholders											15,752	(398,750)

(b) **Assets and liabilities**

	Property development		Property investment		Finance		Management and sales commissions		Unallocated		Consolidated	
	2004	2003 restated	2004	2003 restated	2004	2003 restated	2004	2003 restated	2004	2003 restated	2004	2003 restated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment assets	6,723,041	6,190,850	3,250,317	3,264,237	131,225	141,806	51,725	61,275	762,391	1,217,817	10,918,699	10,875,985
Interest in associates	254,268	(25,450)	170,069	(11,267)	—	832,352	—	—	1,343	1,515	425,680	797,150
Total assets											11,344,379	11,673,135
Segment liabilities	(282,306)	(217,895)	(145,263)	(102,289)	(14,814)	(16,486)	(21,264)	(13,712)	(3,238,235)	(3,478,042)	(3,701,882)	(3,828,424)

(c) **Other information**

	Property development		Property investment		Finance		Management and sales commissions	
	2004	2003	2004	2003	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Depreciation	1,212	1,317	3,099	1,230	57	57	142	161
Capital expenditure	836	5,471	6,016	6,588	—	—	13	461
(Write back)/provisions on property projects	(264,107)	262,500	—	—	—	—	—	—
Bad debts written off/provision	—	31	—	37,436	—	2,945	—	—

No geographical analysis of each segment is shown as less than 10% of the Group's operations and assets and liabilities are outside the People's Republic of China ("PRC").

4 TURNOVER

The principal activity of the Company is investment holding. The principal activities of the Company's subsidiaries are primarily property development and investment, project management, property management, finance and investment holding in the PRC.

Turnover represents proceeds from the sale of properties, rental and interest income, management and sales commissions. The amount of each significant category of revenue included in turnover during the year is as follows:

	The Group	
	2004	2003
	HK$'000	HK$'000
Sale of properties	28,532	91,042
Rental income	43,796	41,291
Interest income	6,406	40,931
Management and sales commissions	14,595	15,066
	93,329	188,330

5 OTHER NET (LOSS)/INCOME

	The Group	
	2004	2003
	HK$'000	HK$'000
Gain/(loss) on disposal of fixed assets	2,035	(596)
Exchange loss	(2,565)	(1,729)
Loss on disposal of interest in associates	—	(78,294)
(Loss)/gain on disposal of interest in subsidiaries	(343)	99,530
Others	(771)	(26)
	(1,644)	18,885

6 OTHER OPERATING INCOME/(EXPENSES)

	The Group	
	2004	2003
	HK$'000	HK$'000
Write back/(provisions) on property projects	264,107	(262,500)
Bad debts written off/provision	(82,161)	(44,566)
Others	(52,435)	(15,403)
	129,511	(322,469)

7 LOSS FROM ORDINARY ACTIVITIES BEFORE TAXATION

Loss from ordinary activities before taxation is arrived at after charging/(crediting):—

(a) **Finance costs**

	The Group	
	2004	2003
	HK$'000	HK$'000
Bank interest	36,796	42,428
Interest on loans wholly repayable within five years	3,800	16,828
Other borrowing costs	1,607	1,111
Total borrowing costs	42,203	60,367
Less: amount capitalised*	23,186	43,730
	19,017	16,637

* *Borrowing costs have been capitalised at a rate of 1.68% (2003: 2.50%) per annum.*

(b) **Staff costs**

	The Group	
	2004	2003
	HK$'000	HK$'000
Contributions to defined contribution plan	2,119	1,636
Salaries, wages and other benefits	62,051	60,866
	64,170	62,502
Less: amount capitalised (including contributions to defined contribution plan of HK$776,000 (2003: HK$850,000))	20,521	18,981
	43,649	43,521

(c) **Other items**

	The Group	
	2004	2003
	HK$'000	HK$'000
Depreciation	4,957	2,803
Less: amount capitalised	443	—
	4,514	2,803
Auditors' remuneration — audit services	1,957	1,945
Cost of completed properties for sale	22,593	68,083
Operating lease charges	2,853	2,127
Less: amount capitalised	2,291	1,464
	562	663
Rental receivables net of outgoings HK$373,000 (2003: HK$1,575,000)	(43,423)	(39,716)
Dividends from unlisted investment securities	(13,691)	(4,888)

8 INCOME TAX IN THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

(a) Income tax in the consolidated profit and loss account represents:—

	The Group	
	2004	2003 restated
	HK$'000	HK$'000
Company and subsidiaries		
Current tax — provision for Hong Kong Profits Tax		
Tax for the year	880	394
Under-provision in respect of prior years	214	6
	1,094	400
Current tax — outside Hong Kong		
Tax for the year	5,684	39,163
Over-provision in respect of prior years	(59)	(5,975)
Tax refund for taxation outside Hong Kong in respect of prior years	—	(102)
	5,625	33,086
Deferred tax		
Origination and reversal of temporary differences	(6,685)	6,942
	34	40,428
Associates		
Tax for the year	3,967	10,917
Tax refund for taxation outside Hong Kong in respect of prior years	—	(12,352)
	3,967	(1,435)
Tax indemnity *(note 9)*	(22)	(525)
	3,979	38,468

Provision for Hong Kong Profits Tax has been made at 17.5% (2003: 17.5%) on the estimated assessable profits for the year.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the year on the estimated assessable profits arising in the relevant foreign tax jurisdictions during the year.

(b) Reconciliation between tax expense and accounting loss at applicable tax rates:—

	The Group	
	2004	2003 restated
	HK$'000	HK$'000
Loss from ordinary activities before taxation	(12,477)	(367,300)
Notional tax on loss from ordinary activities before taxation, calculated at the rates applicable to profits in the countries concerned	13,182	(124,560)
Tax effect of non-deductible expenses	29,865	170,620
Tax effect of non-taxable revenue	(129,461)	(55,291)
Tax effect of unused tax losses not recognised	90,286	66,647
Tax effect of tax losses utilised	(26)	—
Tax refund and under/(over)-provision in prior years	155	(18,423)
Tax indemnity	(22)	(525)
Actual tax expense	3,979	38,468

9 TAX INDEMNITY

Tax indemnity represents indemnity receivable from an intermediate holding company, Henderson Land Development Company Limited ("Henderson Land"), pursuant to an indemnity deed dated 15th March, 1996 in respect of PRC income tax and Land Appreciation Tax ("LAT") payable by the Group in consequence of the disposal by the Group of any of its property interests owned by the Group as at 31st December, 1995 ("Property Interests") insofar as such taxation is attributable to the difference between (i) the value attributed to the relevant Property Interests in the valuation of the Group's Property Interests by DTZ Debenham Tie Leung Limited (formerly C.Y. Leung & Company Limited) as at 31st December, 1995 ("the Valuation") and (ii) the aggregate of the attributable costs of such Property Interests incurred up to 31st December, 1995 and the attributable amount of unpaid land costs, unpaid land premium and unpaid costs of resettlement, demolition and public utilities and other deductible costs in respect of such Property Interests, on the assumption that such Property Interests are disposed of at the value attributed to them in the Valuation and computed by reference to the current rates and legislation governing PRC income tax and LAT.

10 PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS

The profit/(loss) attributable to shareholders includes a profit of HK$7,522,000 (2003: HK$83,387,000) which has been dealt with in the accounts of the Company.

11 DIVIDENDS

(a) **Dividends attributable to the year**

	The Company	
	2004	2003
	HK$'000	HK$'000
Interim dividend declared and paid at HK$0.03 (2003: HK$0.03) per share	14,933	14,903
Final dividend proposed after balance sheet date at HK$0.03 (2003: HK$0.03) per share	14,933	14,903
	29,866	29,806

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) **Dividends attributable to the previous financial year, approved and paid during the year**

	The Company	
	2004	2003
	HK$'000	HK$'000
Final dividend in respect of the previous financial year, approved and paid during the year, at HK$0.03 (2003: HK$0.06) per share	14,903	29,807

12 EARNINGS/(LOSS) PER SHARE

The calculation of earnings/(loss) per share is based on the profit attributable to shareholders of HK$15,752,000 (2003 restated: loss of HK$398,750,000) and on the weighted average of 497,113,637 ordinary shares (2003: 496,776,205 ordinary shares) in issue during the year. There is no potential dilution of earnings per share during the year and no potential dilution of loss per share for 2003.

13 FIXED ASSETS

The Group

	Land and buildings	Leasehold improvements	Furniture, fixtures and office equipment	Motor vehicles and yacht	Sub-total	Investment properties	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost or valuation:—							
At 1st July, 2003	3,312	14,394	33,106	25,643	76,455	3,183,600	3,260,055
Additions	—	5,554	1,006	309	6,869	—	6,869
Disposals	—	—	(501)	(15,220)	(15,721)	(2,689)	(18,410)
At 30th June, 2004	3,312	19,948	33,611	10,732	67,603	3,180,911	3,248,514
Representing:—							
Cost	3,312	19,948	33,611	10,732	67,603	—	67,603
Valuation 2004	—	—	—	—	—	3,180,911	3,180,911
	3,312	19,948	33,611	10,732	67,603	3,180,911	3,248,514
Aggregate depreciation:—							
At 1st July, 2003	760	9,351	24,305	24,278	58,694	—	58,694
Charge for the year	80	1,650	2,861	366	4,957	—	4,957
Written back on disposal	—	—	(134)	(15,188)	(15,322)	—	(15,322)
At 30th June, 2004	840	11,001	27,032	9,456	48,329	—	48,329
Net book value:—							
At 30th June, 2004	2,472	8,947	6,579	1,276	19,274	3,180,911	3,200,185
At 30th June, 2003	2,552	5,043	8,801	1,365	17,761	3,183,600	3,201,361

The analysis of net book value of properties is as follows:—

	The Group	
	2004	2003
	HK$'000	HK$'000
Outside Hong Kong under medium-term leases	3,183,383	3,186,152

The Group's investment properties were revalued as at 30th June, 2004 by Mr. Augustine Wong, the Group's professional valuer who is a Fellow Member of the Hong Kong Institute of Surveyors, on an open market value basis calculated on total rental income taking into account reversionary income potential.

The Group leases out investment properties under operating leases. The leases typically run for an initial period of one to ten years, with an option to renew the lease after that date at which time all terms are renegotiated. Lease income are usually increased annually to reflect market rentals. None of the leases includes contingent rentals.

The gross carrying amounts of investment properties of the Group held for use in operating leases were HK$3,180,911,000 (2003: HK$3,183,600,000).

The Group's total future minimum lease income under non-cancellable operating leases is receivable as follows:—

	The Group	
	2004	2003
	HK$'000	HK$'000
Within 1 year	39,615	42,021
After 1 year but within 5 years	77,258	62,027
After 5 years	77,489	83,630
	194,362	187,678

14 INTEREST IN SUBSIDIARIES

	The Company	
	2004	2003
	HK$'000	HK$'000
Unlisted share, at cost	1	1
Amounts due from subsidiaries	6,071,781	6,064,742
Less: impairment loss	(22,978)	(12,648)
	6,048,804	6,052,095
Amounts due to subsidiaries	(3,930)	(18,244)
	6,044,874	6,033,851

Details of principal subsidiaries are shown on pages 78 to 82.

15 INTEREST IN ASSOCIATES

	The Group		The Company	
	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Unlisted investments				
Share of net liabilities	(375,570)	(315,017)	—	—
Loans to associates	820,355	1,131,272	88	65
Loans from associates	(19,105)	(19,105)	—	—
	425,680	797,150	88	65

Details of principal associates are shown on page 83.

16 INVESTMENTS IN SECURITIES

	The Group	
	2004	2003
	HK$'000	HK$'000
Investment securities — equity securities		
Listed outside Hong Kong	20,314	20,314
Unlisted	53,461	53,464
Total	73,775	73,778
Market value of listed securities	28,966	20,331

17 PROPERTIES HELD FOR DEVELOPMENT

	The Group	
	2004	2003 restated
	HK$'000	HK$'000
Outside Hong Kong in the PRC	3,804,700	3,425,956

Included in the balance at 30th June, 2004 are properties held for development carried at net realisable value of HK$678,400,000 (2003: HK$1,276,249,000) as estimated by the directors after taking into account a valuation report prepared by Mr. Augustine Wong dated 20th September, 2004 in respect of certain properties of the Group.

18 INSTALMENTS RECEIVABLE

(a) This represents the principal content of instalments receivable from the sale of flats after twelve months from the balance sheet date. The amounts receivable within twelve months from the balance sheet date are included under current assets.

(b) The ageing analysis of instalments receivable (net of provision for bad debts) under current assets is as follows:—

	The Group	
	2004	2003
	HK$'000	HK$'000
Under 1 month overdue	11,585	19,284
More than 1 month overdue but less than 3 months overdue	669	824
More than 3 months overdue but less than 6 months overdue	979	1,351
More than 6 months overdue	17,769	17,527
	31,002	38,986

19 DEPOSITS FOR ACQUISITION OF PROPERTIES

The deposit for acquisition of properties of HK$1,177,406,000 (2003: HK$300,251,000) represented the deposit for the acquisition of a property in the PRC.

In 2002/2003, a master sale and purchase agreement was signed by the Group and a shareholder of a former associate of the Group in connection with the purchase of a property in the PRC at a cash consideration of US$124,000,000. In accordance with the formal property acquisition agreements and loan assignment agreements signed during the year, part of the loans advanced to the former associate in previous years of HK$332,849,000 was accounted for as part of the consideration for the acquisition of the property (note 20).

20 LOANS RECEIVABLE

	The Group	
	2004	2003
	HK$'000	HK$'000
Amounts due from investee companies	78,689	901,459

Amounts due from investee companies represent:—

(a) HK$78,689,000 (2003: HK$205,610,000) funds advanced by the Group pursuant to a financing arrangement for certain government-sponsored An-Ju housing projects in Tianjin, the PRC, under which the Group was entitled to interest income, management commission and guaranteed return on investment; and

(b) Included in the previous year's amounts were loans advanced by the Group to an investee company, a former associate of the Group which amounted to HK$695,849,000. During the year, HK$363,000,000 was received and the remaining balance was accounted for as part of the consideration for acquisition of properties as set out in note 19.

21 DEBTORS, PREPAYMENTS AND DEPOSITS

The Group maintains a defined credit policy. Consideration in respect of sold properties are payable by the purchaser pursuant to the terms of the sale and purchase agreement. Monthly rent in respect of leasing properties are payable in advance by tenants. Other trade debtors settle their accounts according to the payment terms as stated in the contracts. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The ageing analysis of trade debtors (net of provision for bad debts) is as follows:—

	The Group		The Company	
	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Under 1 month overdue	28,260	42,645	—	—
More than 1 month overdue but less than 3 months overdue	1,611	1,671	—	—
More than 3 months overdue but less than 6 months overdue	3,930	4,417	—	—
More than 6 months overdue	100,781	173,869	—	—
	134,582	222,602	—	—
Prepayments, deposits and other receivables	320,713	305,759	83,439	113,046
	455,295	528,361	83,439	113,046

The above balances include HK$340,372,000 (2003: HK$378,338,000) which are not expected to be recovered within one year.

22 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Deposits with banks and other financial institutions	118,928	163,653	—	—
Cash at bank and in hand	221,326	597,098	14	11
Cash and cash equivalents in the balance sheets	340,254	760,751	14	11
Bank overdrafts *(note 23)*	(652)	(1,485)	—	—
Cash and cash equivalents in the consolidated cash flow statement	339,602	759,266	14	11

23 BANK LOANS AND OVERDRAFTS

	The Group	
	2004	2003
	HK$'000	HK$'000
Bank loans and overdrafts are repayable as follows:—		
Within 1 year and included in current liabilities	497,008	332,201
After 1 year and included in non-current liabilities		
After 1 year but within 2 years	900,000	1,350,075
After 2 years but within 5 years	193,375	71,000
	1,093,375	1,421,075
	1,590,383	1,753,276

The Group has unsecured banking facilities, amounting to HK$7,029,909,000 (2003: HK$4,976,932,000), of which HK$1,590,383,000 (2003: HK$1,753,276,000) were utilised at 30th June, 2004.

24 CREDITORS AND ACCRUED EXPENSES

Included in creditors and accrued expenses are trade creditors with the following ageing analysis:—

	The Group	
	2004	2003 restated
	HK$'000	HK$'000
Trade creditors:—		
Due within 1 month and on demand	3,477	835
Due after 1 month but within 3 months	2,507	6,295
Due after 3 months but within 6 months	2,433	9,271
Due after 6 months	129,676	145,065
	138,093	161,466
Rental and other deposits	24,540	23,233
Other payables	378,734	60,019
	541,367	244,718

The above balances include HK$113,688,000 (2003: HK$112,533,000) which are not expected to be settled within one year.

25 AMOUNTS DUE TO FELLOW SUBSIDIARIES

	The Group	
	2004	2003
	HK$'000	HK$'000
Amounts due to fellow subsidiaries	890,951	1,128,423

The amounts due to fellow subsidiaries are unsecured, will not be repayable within the next twelve months and are interest free with the exception of loans totalling HK$687,249,000 (2003: HK$915,508,000) which carry interest at the prevailing Hong Kong Inter-bank Offer Rates.

26 INCOME TAX IN THE CONSOLIDATED BALANCE SHEET

(a) Current taxation in the consolidated balance sheet represents:—

	The Group	
	2004	2003 restated
	HK$'000	HK$'000
Provision for Hong Kong Profits Tax for the year	880	394
Provisional Profits Tax paid	(515)	(311)
	365	83
Balance of Profits Tax provision relating to prior years	7,742	7,660
Overseas tax payable	205,574	243,164
	213,681	250,907

(b) Deferred tax assets and liabilities recognised:—

(i) *The Group*

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

	Depreciation allowances in excess of related depreciation HK$'000	Revaluation of properties HK$'000	Elimination and capitalisation of expenses HK$'000	Fair value adjustment on business combination HK$'000	Total HK$'000
Deferred tax arising from:					
At 1st July, 2002					
— as previously reported	—	—	—	—	—
— prior year adjustment	38,000	38,292	36,018	166,800	279,110
— as restated	38,000	38,292	36,018	166,800	279,110
Charged/(credited) to consolidated profit and loss account	13,500	—	(6,558)	—	6,942
Credited to investment properties revaluation reserve *(note 30)*	—	(30,292)	—	—	(30,292)
At 30th June, 2003 (as restated)	51,500	8,000	29,460	166,800	255,760
At 1st July, 2003					
— as previously reported	—	—	—	—	—
— prior year adjustment	51,500	8,000	29,460	166,800	255,760
— as restated	51,500	8,000	29,460	166,800	255,760
Charged/(credited) to consolidated profit and loss account	11,915	—	(18,600)	—	(6,685)
At 30th June, 2004	63,415	8,000	10,860	166,800	249,075

(ii)

	2004	2003 restated
	HK$'000	HK$'000
Deferred tax assets	67,585	46,500
Deferred tax recoverable from Henderson Land *(note)*	148,840	148,840
Net deferred tax assets recognised on the consolidated balance sheet	216,425	195,340
Net deferred tax liabilities recognised on the consolidated balance sheet	(465,500)	(451,100)
	(249,075)	(255,760)

Note: Pursuant to an indemnity deed dated 15th March, 1996 Henderson Land will indemnify the Group's share of the LAT and PRC income tax liabilities of HK$38,495,000 (2003: HK$38,495,000) and HK$110,345,000 (2003: HK$110,345,000) respectively upon the crystallisation of the corresponding deferred tax liabilities (note 9).

(c) Deferred tax assets have not been recognised in respect of the following items:—

(i) *The Group*

	2004		2003	
	Tax losses	Deferred tax asset not recognised	Tax losses	Deferred tax asset not recognised
	HK$'000	HK$'000	HK$'000	HK$'000
Future benefits of tax losses				
(i) Hong Kong *(note a)*	16,684	2,920	12,157	2,127
(ii) Outside Hong Kong *(note b)*	421,284	138,425	200,538	65,756
	437,968	141,345	212,695	67,883

(ii) *The Company*

	2004		2003	
	Tax losses	Deferred tax asset not recognised	Tax losses	Deferred tax asset not recognised
	HK$'000	HK$'000	HK$'000	HK$'000
Future benefits of tax losses				
(i) Hong Kong *(note a)*	5,906	1,034	4,014	702

The Group has not recognised deferred tax assets in respect of tax losses of certain subsidiaries as it is not probable that sufficient future profits will be available against which the unused tax losses can be utilised.

note:

a. The tax losses do not expire under current tax legislation.

b. The tax losses can be carried forward to offset against taxable profits of subsequent years for up to five years from the year in which they were incurred.

27 SHARE CAPITAL

	Number of shares		Nominal value	
	2004	2003	2004	2003
	'000	'000	HK$'000	HK$'000
Authorised:—				
Ordinary shares of HK$1.00 each	1,000,000	1,000,000	1,000,000	1,000,000
Issued and fully paid:—				
At 1st July	496,776	496,776	496,776	496,776
Shares issued under share option scheme	1,000	—	1,000	—
At 30th June	497,776	496,776	497,776	496,776

On 20th February, 2004 and 27th February, 2004, options were exercised to subscribe for 1,000,000 ordinary shares in the Company at a consideration of HK$4,000,000, of which HK$1,000,000 was credited to share capital and the balance of HK$3,000,000 (note 28) was credited to the share premium account.

28 SHARE PREMIUM

	2004	2003
	HK$'000	HK$'000
Balance at 1st July	5,566,402	5,566,402
Shares issued under share option scheme *(note 27)*	3,000	—
Balance at 30th June	5,569,402	5,566,402

29 CAPITAL RESERVES

	The Group		
	Reserve on consolidation	Other reserve (note)	Total
	HK$'000	HK$'000	HK$'000
At 1st July, 2002	71,079	4,424	75,503
Transfer from consolidated profit and loss account *(note)*	—	24	24
At 30th June, 2003	71,079	4,448	75,527
At 1st July, 2003	71,079	4,448	75,527
Transfer from consolidated profit and loss account *(note)*	—	2,189	2,189
Impairment loss on positive goodwill	4,000	—	4,000
At 30th June, 2004	75,079	6,637	81,716

Note: According to the relevant PRC rules and regulations applicable to wholly foreign-owned enterprises, wholly foreign-owned enterprises are required to transfer at least 10% of their profits after taxation, as determined under the PRC Accounting Regulations, to a reserve fund until the reserve fund balance reaches 50% of its registered capital.

30 INVESTMENT PROPERTIES REVALUATION RESERVE

	The Group	
	2004	2003 restated
	HK$'000	HK$'000
Balance at 1st July		
— as previously reported	144,238	327,647
— prior year adjustment in respect of deferred tax *(note 2)*	—	(15,467)
— as restated	144,238	312,180
Revaluation surplus transferred to the consolidated profit and loss account on disposal of investment properties	(1,202)	(1,937)
Revaluation deficit, net of deferred tax *(note 26 (b)(i))*	—	(166,005)
Balance at 30th June	143,036	144,238

31 RETAINED PROFITS

	The Group		The Company	
	2004	2003 restated	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Balance at 1st July				
— as previously reported	753,517	1,193,434	83,211	44,534
— prior year adjustment in respect of deferred tax *(note 2)*	(44,385)	(40,818)	—	—
— as restated	709,132	1,152,616	83,211	44,534
Profit/(loss) for the year (2003: as restated) *(note 10)*	15,752	(398,750)	7,522	83,387
Dividends approved in respect of the previous year *(note 11(b))*	(14,903)	(29,807)	(14,903)	(29,807)
Dividends declared in respect of the current year *(note 11(a))*	(14,933)	(14,903)	(14,933)	(14,903)
Transfer to capital reserves *(note 29)*	(2,189)	(24)	—	—
Balance at 30th June (2003: as restated)	692,859	709,132	60,897	83,211
Retained by:—				
Company and subsidiaries	1,161,027	1,136,147		
Associates	(468,168)	(427,015)		
	692,859	709,132		

32 MINORITY INTERESTS

Included in the minority interests are long term loans totalling HK$525,826,000 (2003: HK$466,977,000) from the minority shareholders and joint venture partners which are unsecured, will not be repayable within the next twelve months and bear interest either at an annual rate of US Dollar Prime Rate plus 1.5% or in accordance with terms specified in the respective joint venture agreements. Interest payable to the minority shareholders and joint venture partners amounted to HK$1,609,000 (2003: HK$1,522,000).

33 DISTRIBUTABLE RESERVES

The distributable reserves of the Company at 30th June, 2004 amounted to HK$60,897,000 (2003: HK$83,211,000).

34 DEFINED CONTRIBUTION RETIREMENT PLAN

(a) The Group operates a Mandatory Provident Fund Scheme ("the MPF scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000. Contributions to the scheme vest immediately.

(b) As stipulated by the regulations of the PRC, the subsidiaries in the PRC participate in basic defined contribution pension plans organised by their respective Municipal Governments under which they are governed.

Employees in the PRC are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age. The Group has no other material obligation for payment of basic retirement benefits beyond the annual contributions which are calculated at a rate based on the salaries, bonuses and certain allowances of its employees.

35 EQUITY COMPENSATION BENEFITS

The Company once adopted a share option scheme on 15th March, 1996 ("Henderson China Share Option Scheme"). The Company by ordinary resolution passed at its special general meeting held on 1st December, 2003 adopted a new share option scheme (the "New Scheme") and terminated Henderson China Share Option Scheme in order to comply with the new requirements under the revised Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). No further options may be offered under Henderson China Share Option Scheme. However, the outstanding options granted under Henderson China Share Option Scheme shall continue to be subject to the provisions of Henderson China Share Option Scheme and the revised provisions of Chapter 17 of the Listing Rules. No share options have been granted under the New Scheme to any persons since its adoption. A summary of the Henderson China Share Option Scheme and the New Scheme is as below:—

(a) Maximum number of shares available for subscription

The maximum number of shares in respect of which options may be granted (including shares issued pursuant to options exercised and shares in respect of which any options remain outstanding) under the Henderson China Share Option Scheme and any other share option schemes of the Company shall not exceed 10% of the issued share capital of the Company from time to time excluding shares issued pursuant to the Henderson China Share Option Scheme.

The total number of shares which may be issued upon exercise of all options to be granted under the New Scheme and any other share option schemes of the Company shall not in aggregate exceed 10% of the total number of shares in issue as at the date of approval of the New Scheme unless the Company obtains a fresh approval from its shareholders.

Notwithstanding the above, the maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Scheme and any other share options schemes of the Company (including Henderson China Share Option Scheme) shall not exceed 30% of the total number of shares in issue from time to time. No options may be granted under any schemes of the Company (or the subsidiary of the Company) if this will result in the limit being exceeded.

(b) **Minimum and maximum periods for the exercise of options**

An option may be exercised in accordance with the terms of the Henderson China Share Option Scheme at any time during such period or periods to be notified by the Board of Directors of the Company to each grantee. The option may be exercised on the expiry of 6 months after the date on which the grant of an option is accepted (the "Commencement Date") and not later than a period of 3 years after the Commencement Date or 14th March, 2006, whichever is the earlier.

In respect of any particular option granted under the New Scheme, the period during which an option may be exercised, and unless the Board of the Directors shall otherwise resolve in relation to any particular option at the time of the grant, is (i) the period commencing after the expiry of 1 year after the date of grant in respect of the first 30% of an option granted at any time to any grantee; and (ii) the period commencing after the expiry of 2 years after the date of grant in respect of a further 30% of such option; and (iii) the period commencing after the expiry of 3 years from the date of grant in respect of the remaining 40% of such option; and in any event each of such period shall expire after 6 years from the date of grant. The Board of the Directors may also provide restrictions on the exercise of such option during the period an option may be exercised.

(c) **Payment on acceptance of option**

HK$1.00 is payable to the Company by the grantee on acceptance of an option under the Henderson China Share Option Scheme and the New Scheme within 28 days from the date of offer of the grant of an option ("Offer Date").

(d) **Basis of determining the subscription price**

The subscription price per share under the Henderson China Share Option Scheme is determined by the Board of Directors of the Company and shall be the higher of:

(i) a price being not less than 80% of the average closing price per share as stated in the daily quotation sheets issued by The Stock Exchange of Hong Kong Limited for the 5 business days immediately preceding the Offer Date; and

(ii) the nominal value per share.

The subscription price for shares in the Company under the New Scheme shall be a price solely determined by the Board of the Directors and shall be at least the higher of:

(i) the closing price of the shares as stated in The Stock Exchange of Hong Kong Limited's daily quotations sheet on the Offer Date;

(ii) a price being the average closing price of the shares as stated in The Stock Exchange of Hong Kong Limited's daily quotations sheets for the 5 business days immediately preceding the Offer Date; and

(iii) the nominal value of a share.

(e) **Remaining life**

The Henderson China Share Option Scheme terminated on 1st December, 2003 and no further options will be offered under the Henderson China Share Option Scheme.

The New Scheme shall remain in force for a period of 10 years commencing on 1st December, 2003, after which period no further options will be issued but in all other respects the provisions of the New Scheme shall remain in full force and effect.

(f) At 30th June, 2004, the details of outstanding share options were as follows:—

Date of grant	Number of share options granted	Exercise price per share HK$	Exercisable period — 3 years commencing on	Number of share options outstanding at 30th June, 2003	Number of share options exercised during the year	Number of share options outstanding at 30th June, 2004
12th December, 2000	1,000,000	4.00	28th June, 2001	1,000,000	1,000,000	—
21st February, 2001	1,500,000	4.00	21st August, 2001	1,500,000	—	1,500,000
2nd May, 2001	1,500,000	4.00	2nd November, 2001	1,500,000	—	1,500,000
				4,000,000	1,000,000	3,000,000

(g) Details of share options exercised during the year:—

Exercise date	Exercise price per share HK$	Closing price per share at exercise date HK$	Proceeds received HK$	Number
20th February, 2004	4.00	4.675	3,000,000	750,000
27th February, 2004	4.00	4.650	1,000,000	250,000
			4,000,000	1,000,000

(h) Excepted for the above note 35(g), no share options were granted, exercised, cancelled or lapsed during the year.

36 COMMITMENTS

(a) At 30th June, 2004, the Group had commitments not provided for in these accounts as follows:—

	The Group	
	2004 HK$'000	2003 HK$'000
Contracted for	1,749,656	2,312,686
Authorised but not contracted for	2,777,361	1,649,502
	4,527,017	3,962,188

Based on information available at the balance sheet date, the directors estimate that the Group's commitments disclosed above are payable as follows:—

	The Group	
	2004	2003
	HK$'000	HK$'000
Within 1 year	1,243,458	1,114,133
After 1 year but within 2 years	1,120,844	563,840
After 2 years	2,162,715	2,284,215
	4,527,017	3,962,188

The above commitments will be financed by the Group's existing banking facilities and operating cash flows.

(b) At 30th June, 2004, the Group had total future minimum lease payments under non-cancellable operating leases are payable as follows:—

	The Group	
	2004	2003
	HK$'000	HK$'000
Within 1 year	886	1,731
After 1 year but within 5 years	72	378
	958	2,109

The Group leases a number of properties under operating leases. The leases typically run for an initial period of one to five years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually increased annually to reflect market rentals. None of the leases includes contingent rentals.

37 CONTINGENT LIABILITIES

At 30th June, 2004, contingent liabilities of the Group and of the Company were as follows:—

	The Group		The Company	
	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000
(a) Guarantees given by the Company and its subsidiaries to financial institutions in respect of financing provided to purchasers of flats	213,556	229,320	—	—
(b) Guarantees given by the Company to banks to secure banking facilities of subsidiaries	—	—	1,289,731	1,030,791
	213,556	229,320	1,289,731	1,030,791

(c) The Company has given guarantees to third party in respect of the sale and purchase agreement between its wholly owned subsidiary and the third party in case the subsidiary fails to commit the payment. At 30th June, 2004, the Company had contingent liabilities of US$21,488,000 (equivalent to HK$167,603,000) in relation to the said guarantees.

38 MATERIAL RELATED PARTY TRANSACTIONS

(a) Transactions with fellow subsidiaries

Details of material related party transactions between the Group and Henderson Land and its subsidiaries other than the Group (the "Henderson Land Group") and subsidiaries of Henderson Development Limited (the "Henderson Development companies") are as follows:—

	The Group	
	2004	2003
	HK$'000	HK$'000
Interest expenses *(note (i))*	(3,800)	(16,828)
Accounting fees paid *(note (ii))*	(2,000)	(2,000)
Tax indemnity *(note (iii))*	22	525

Notes:

(i) Interest expenses represent interest payable on the basis of outstanding balances owed to the Henderson Land Group and Henderson Development companies by subsidiaries of the Company. Interest under these intra group financing arrangements is charged based on the prevailing Hong Kong Inter-bank Offer Rate per annum.

(ii) Accounting fees represent charges for accounting services payable to the Henderson Land Group by subsidiaries of the Company on terms not unfavourable to the Group.

(iii) The tax indemnity represents indemnity receivable from Henderson Land Group pursuant to an indemnity deed dated 15th March, 1996 (note 9).

(iv) The amounts due to the fellow subsidiaries at 30th June, 2004 are set out in note 25.

(b) Transactions with companies controlled by a director of the Company

Mr Lee Ka Kit, a director of the Company, through companies controlled or owned by him has separate interests in certain subsidiaries and associates of the Company and through which the Company holds its interest in certain development projects in the PRC. Mr Lee through companies controlled or owned by him had provided finance in the form of advances to these subsidiaries and associates in accordance with the percentage of his equity interest in these companies. At 30th June, 2004, the advances made to the Company's subsidiaries and associates through companies controlled or owned by Mr Lee amounting to HK$470,464,000 (2003: HK$414,438,000) and HK$586,821,000 (2003: HK$664,322,000) respectively are unsecured. Interest payable by these subsidiaries and associates to companies controlled or owned by Mr Lee under such arrangements during the year ended 30th June, 2004 are HK$Nil (2003: HK$Nil) and HK$Nil (2003: HK$17,943,000) respectively.

(c) Transactions with associates

	The Group	
	2004	2003
	HK$'000	HK$'000
Interest income recognised	—	29,208
Management fee recognised	10,872	8,515

The amounts due to and due from the associates at the year end are set out in note 15.

(d) **Transactions with related companies**

(i) *The Group and one of its related companies entered into a rental agreement dated 12th August, 2002 for* leasing certain units of the Group's investment properties with a monthly rental charge of HK$250,000. The total rental income receivable from the related company during the year is HK$3,000,000. The rental deposit received and rental receivables are HK$500,000 and HK$3,250,000 respectively as at 30th June, 2004.

(ii) The Group and one of its related companies entered into a rental agreement dated 30th March, 2004 for leasing certain units of the Group's investment properties with a monthly rental charged at 8% of the tenant's monthly turnover. According to the rental agreement, the related company is entitled to a rent-free period from 1st April, 2004 to 30th September, 2004 and accordingly no rental income was derived from *the related company for the year ended 30th June, 2004.*

In the opinion of the directors of the Company, the transactions with the above related parties were carried out on normal commercial terms and in the ordinary course of business.

39 DIRECTORS' REMUNERATION

(a) Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:—

	The Group	
	2004	**2003**
	HK$'000	**HK$'000**
Executives directors		
Fees	200	200
Salaries and other emoluments	2,965	3,032
Retirement scheme contributions	193	251
	3,358	3,483
Independent non-executive directors		
Fees	40	40
Other emoluments	100	100
	140	140
Non-executive directors		
Fees	40	40
Salary and other emolument	—	—
Discretionary bonus	—	—
Retirement scheme contributions	—	—
	40	40

There was no arrangement under which a director had waived or agreed to waive any emoluments during the current and prior years.

(b) The remuneration of the directors is within the following bands:—

	The Group	
	2004	2003
	Number of Directors	Number of Directors
HK$		
Nil — 1,000,000	12	12
1,000,001 — 1,500,000	1	1
1,500,001 — 2,000,000	1	1
2,000,001 — 2,500,000	—	—
2,500,001 — 3,000,000	—	—

40 SENIOR MANAGEMENT REMUNERATION

(a) Of the five individuals with the highest emoluments, two (2003: one) of them are directors whose emoluments are disclosed in note 39. The aggregate of the emoluments in respect of the other three (2003: four) individuals are as follows:—

	The Group	
	2004	2003
	HK$'000	HK$'000
Salaries and other emoluments	5,630	6,304
Retirement scheme contributions	102	244
	5,732	6,548

(b) The remuneration of three (2003: four) employees who were not directors during the year and who were amongst the five highest paid employees of the Group, were within the following bands:—

	The Group	
	2004	2003
	Number of Employees	Number of Employees
HK$		
1,500,001 — 2,000,000	2	4
2,000,001 — 2,500,000	—	—
2,500,001 — 3,000,000	1	—
3,000,001 — 3,500,000	—	—

41 COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of the change in accounting policy for deferred taxation, details of which are set out in note 2.

42 ULTIMATE HOLDING COMPANY

The directors consider that the ultimate holding company at 30th June, 2004 to be Henderson Development Limited, which is incorporated in Hong Kong.

Principal Subsidiaries at 30th June, 2004

Details of the principal subsidiaries are as follows:—

	Name of company	Place of incorporation/ establishment and operation	Attributable percentage of equity interest held by The Company	Attributable percentage of equity interest held by Subsidiaries	Issued/contributed registered capital (HK$ unless otherwise stated)	Principal activities
	Andcoe Limited	British Virgin Islands	100	—	US$1	Investment holding
	Asia Winner Development Limited	Hong Kong	—	100	2	Investment holding
* †	Beijing Gaoyi Property Development Co., Ltd.	PRC	—	100#	US$12,000,000	Property development
†	Beijing Henderson Properties Co., Ltd.	PRC	—	75#	RMB655,000,000	Property development
•	Beijing Henghua Property Management Co., Ltd.	PRC	—	75	US$700,000	Property management
	Bestime Development Limited	Hong Kong	—	100	2	Investment holding
	Billiton International Limited	Hong Kong	—	100	2	Investment holding
	Champion Hall International Limited	Hong Kong	—	100	2	Investment holding
	Champion King International Limited	Hong Kong	—	100	2	Investment holding
	China Property Finance Limited	Hong Kong	—	100	2	Finance
	Citimax Investment Limited	British Virgin Islands	100	—	US$1	Investment holding
*	City Sharp Development Limited	Hong Kong	—	100	2	Investment holding
	City Sparkle Limited	Hong Kong	—	100	2	Investment holding
†	Dongguan Heng Jun Plaza Development Ltd.	PRC	—	70#	15,429,190	Property development
	Fame China Limited	Hong Kong	—	100	2	Investment holding

	Name of company	Place of incorporation/ establishment and operation	Attributable percentage of equity interest held by The Company	Attributable percentage of equity interest held by Subsidiaries	Issued/contributed registered capital (HK$ unless otherwise stated)	Principal activities
†@	Fangcun Henderson Property Development Ltd.	PRC	—	100#	RMB211,650,140	Property development
	Fineway Development Limited	Hong Kong	—	100	2	Property investment
	Fordking Development Limited	Hong Kong	—	100	2	Investment holding
	Fortic Limited	Hong Kong	—	100	2	Property investment
	Gain Year Development Limited	Hong Kong	—	100	2 2**	Investment holding
~	Gain Year Development Real Estate (Shanghai) Co., Ltd	PRC	—	100	US$12,000,000	Property development
	Glena (Hong Kong) Limited	Hong Kong	—	100	10,000	Investment holding
~@	Guangdong Hengbao Property Management Co., Ltd.	PRC	—	100	RMB1,000,000	Property management
†@*	Guangdong Jiaxing Real Estate Co., Ltd.	PRC	—	100#	148,845,677	Property development
†@	Guangzhou Guang An Property Development Ltd.	PRC	—	62#	US$17,947,550	Property development
†	Guangzhou Guang Hung Property Development Ltd.	PRC	—	72#	US$17,000,000	Property development
†	Guangzhou Guang Nam Property Development Limited	PRC	—	68.4#	RMB125,969,120	Property development
•*	Guangzhou Henderson Premier Real Estate Agent Co., Ltd.	PRC	—	60	RMB4,000,000	Management and agency services
†	Guangzhou Hengguo Real Estate Development Co., Ltd.	PRC	—	80	212,670,000	Property development

	Name of company	Place of incorporation/ establishment and operation	Attributable percentage of equity interest held by The Company	Subsidiaries	Issued/contributed registered capital (HK$ unless otherwise stated)	Principal activities
†@	Guangzhou Jian Heng Property Development Ltd.	PRC	—	100#	US$17,000,000	Property development
†	Guangzhou Jiejun Real Estate Development Co., Ltd.	PRC	—	100#	310,000,000	Property development
†	Guangzhou Jietong Real Estate Development Co., Ltd.	PRC	—	95#	184,000,000	Property development
	Hansen (China) Property Management Company Limited	Hong Kong	—	100	2	Property management
	Henderson (China) Finance Limited	Hong Kong	—	100	10,000	Finance
	Henderson (China) Investment Company Limited	Hong Kong	—	100	2 2**	Investment holding and management services
	Henderson (China) Real Estate Agency Limited	Hong Kong	—	100	2	Management and agency services
	Henderson Sun Investment Company Limited	Hong Kong	—	70	10,000,000	Investment holding
	Hendison (China) Investment Company Limited	Hong Kong	—	100	2 2**	Investment holding
	Henfield Properties Limited	Hong Kong	—	60	10,000	Investment holding
	Hennon International Limited	Hong Kong	—	100	10	Investment holding
	Henston (BVI) Investment Limited	British Virgin Islands	—	100	US$10,000	Investment holding
	Henston (China) Investment Company Limited	Hong Kong	—	100	2 2**	Investment holding

	Name of company	Place of incorporation/ establishment and operation	Attributable percentage of equity interest held by The Company	Subsidiaries	Issued/contributed registered capital (HK$ unless otherwise stated)	Principal activities
	Hentra International Limited	Hong Kong	—	100	2	Investment holding
	Hiram Assets Limited	British Virgin Islands	—	100	US$1	Finance
	Jet Charter Development Limited	Hong Kong	—	100	2	Investment holding
	Jetgood Development Limited	Hong Kong	—	100	2 2**	Investment holding
~	Jetgood Development Real Estate (Shanghai) Co., Ltd.	PRC	—	100	US$12,000,000	Property development
	Jetmax Development Limited	Hong Kong	—	100	2	Investment holding
~	Jonescorp Estate (Shenzhen) Ltd.	PRC	—	100	US$4,360,000	Property development
	Jonescorp Investment Limited	Hong Kong	—	100	2 2**	Investment holding
	Keengold Development Limited	Hong Kong	—	100	2	Investment holding
	Main Eagle Limited	Hong Kong	—	100	2	Investment holding
	Maxton Venture Limited	British Virgin Islands	100	—	US$1	Investment holding
	Million Globe Limited	Hong Kong	—	100	2	Property investment
	Perfect Top Development Limited	Hong Kong	—	100	2 2**	Investment holding
~	Perfect Top Development Real Estate (Shanghai) Co., Ltd.	PRC	—	100	US$12,000,000	Property development
	Profit Field Development Limited	Hong Kong	—	100	2	Investment holding
	Ranki Development Limited	Hong Kong	—	100	2	Investment holding

	Name of company	Place of incorporation/ establishment and operation	Attributable percentage of equity interest held by		Issued/contributed registered capital (HK$ unless otherwise stated)	Principal activities
			The Company	Subsidiaries		
	Senko Investment Limited	British Virgin Islands	—	100	US$1	Investment holding
•	Shanghai Henfield Properties Co., Ltd.	PRC	—	59.4	US$26,843,216	Property development
•	Shanghai Heng Cheng Real Estate Development Co., Ltd.	PRC	—	85	US$33,340,000	Property development
	Shellson International Limited	Hong Kong	—	75	100	Investment holding
•*	Shenzhen Shunchang Decorate Engineering Co., Ltd.	PRC	—	75	RMB13,000,000	Decoration
	Spaceworld Limited	British Virgin Islands	—	100	US$2	Investment holding
	Star Yield Development Limited	Hong Kong	—	100	2	Investment holding
	Starmac Development Limited	Hong Kong	—	100	2	Investment holding
	Sunmark Limited	Hong Kong	—	100	2	Property investment
	Waker International Limited	Hong Kong	—	100	20	Investment holding

* Subsidiaries not audited by KPMG

** Non-voting deferred shares

These interests represent the Company's profit sharing percentage in the respective subsidiaries

@ The company name in English is a direct translation of its registered name in Chinese

• Sino-Foreign Equity Joint Venture Enterprise

† Sino-Foreign Cooperative Joint Venture Enterprise

~ Wholly Foreign-Owned Enterprise

The above are the principal subsidiaries of the Group which, in the opinion of the directors, materially affect the profit or assets of the Group.

Principal Associates at 30th June, 2004

Details of the principal associates are as follows:

	Name of company	Place of incorporation/ establishment	Percentage of equity interest held	Issued/ contributed registered capital (HK$ unless otherwise stated)	Principal activities
	Feswin Investment Limited	Hong Kong	50	10,000	Investment holding
*	Maxfine Development Limited	Hong Kong	16.67	9,150	Investment holding
*	Panyu Lexi New City Land Company Limited	PRC	25	56,000,000	Property development
	Perlin Development Limited	Hong Kong	50	10	Investment holding
	Quickcentre Properties Limited	British Virgin Islands	50	US$2	Investment holding
	Shanghai Hengan Real Estate Development Co., Ltd.	PRC	35	US$3,200,000	Property development
*	Shanghai Heng Chang Real Estate Development Co., Ltd.	PRC	49	US$10,000,000	Property development
	Shanghai Hengyi Real Estate Development Co., Ltd.	PRC	37.5	US$23,500,000	Property development
	Shanghai Jianmei Property Development Co., Ltd.	PRC	15	US$10,000,000	Property development
*	Triple Wide Company Limited	Hong Kong	33.33	30,000 30,000**	Investment holding

* Associates not audited by KPMG

** Non-voting deferred shares

The above are the principal associates of the Group which, in the opinion of the directors, materially affect the profit or assets of the Group.

3. UNAUDITED INTERIM RESULTS OF THE HCHL GROUP FOR THE SIX MONTHS ENDED 31ST DECEMBER, 2004

The following information has been extracted from the unaudited condensed interim consolidated financial statements of the HCHL Group for the six months ended 31st December, 2004, the page numbers in the statements below refer to the 2004/2005 interim report of HCHL. For the purpose of the extracts set out below, the "Company" means HCHL and the "Group" means "HCHL Group".

Consolidated Profit and Loss Account — unaudited

		For the six months ended 31st December,	
		2004	2003
	Note	HK$'000	HK$'000
Turnover	3	34,667	52,320
Cost of sales/services		(5,490)	(17,650)
		29,177	34,670
Other revenue		6,746	13,986
Other net income		1,070	1,386
Selling expenses		(2,099)	(12,140)
Administrative and other operating expenses		(48,229)	(56,175)
Loss from operations	3	(13,335)	(18,273)
Finance costs	4(a)	(1,477)	(6,705)
		(14,812)	(24,978)
Share of profits less losses of associates		6,683	(6,932)
Loss from ordinary activities before taxation	4	(8,129)	(31,910)
Income tax	5	(10,985)	(6,599)
Loss from ordinary activities after taxation		(19,114)	(38,509)
Minority interests		7,027	6,785
Loss attributable to shareholders		(12,087)	(31,724)
Interim dividend declared after the interim period end	7(a)	14,933	14,903
Loss per share	8	HK$0.02	HK$0.06

The notes on pages 8 to 19 form part of the condensed interim financial statements.

Consolidated Balance Sheet

	Note	At 31st December, 2004 unaudited HK$'000	At 30th June, 2004 audited HK$'000
Non-current assets			
Fixed assets			
— Investment properties		3,182,587	3,180,911
— Other fixed assets		17,453	19,274
		3,200,040	3,200,185
Interest in associates		404,620	425,680
Investments in securities		74,665	73,775
Properties held for development	16	3,834,546	3,804,700
Instalments receivable	9(a)	23,687	30,160
Deferred tax assets		218,127	216,425
		7,755,685	7,750,925
Current assets			
Properties under development		1,318,300	1,223,785
Completed properties for sale		283,044	287,023
Deposits for acquisition of properties		1,177,406	1,177,406
Loans receivable		50,488	78,689
Debtors, prepayments and deposits	10	465,298	455,295
Instalments receivable	9(b)	31,986	31,002
Cash and cash equivalents		211,152	340,254
		3,537,674	3,593,454
Current liabilities			
Bank loans and overdrafts — unsecured		622	497,008
Creditors and accrued expenses	11	542,710	541,367
Current taxation		214,176	213,681
		757,508	1,252,056
Net current assets		2,780,166	2,341,398
Total assets less current liabilities		10,535,851	10,092,323

	Note	At 31st December, 2004 unaudited HK$'000	At 30th June, 2004 audited HK$'000
Non-current liabilities			
Bank loans — unsecured		1,941,877	1,093,375
Amounts due to fellow subsidiaries		515,521	890,951
Deferred tax liabilities		474,890	465,500
		2,932,288	2,449,826
Minority interests		652,532	657,708
		3,584,820	3,107,534
Net assets		6,951,031	6,984,789
Capital and reserves			
Share capital	12	497,776	497,776
Share premium	13	5,569,402	5,569,402
Capital reserves	13	82,796	81,716
Investment properties revaluation reserve	13	136,298	143,036
Retained profits	13	664,759	692,859
		6,951,031	6,984,789

The notes on pages 8 to 19 form part of the condensed interim financial statements.

Consolidated Statement of Changes in Equity — unaudited

	Note	For the six months ended 31st December, 2004 HK$'000	2003 HK$'000
Shareholders' equity at 1st July		6,984,789	6,843,235
Deficit on revaluation of investment properties, net of deferred tax	13	(4,821)	—
Net loss not recognised in the consolidated profit and loss account		(4,821)	—
Net loss for the period		(12,087)	(31,724)
Transfer of investment properties revaluation reserve surplus to the consolidated profit and loss account on disposal of investment properties	13	(1,917)	(1,693)
Dividend approved and paid during the period	7(b)	(14,933)	(14,903)
		(28,937)	(48,320)
Shareholders' equity at 31st December		6,951,031	6,794,915

The notes on pages 8 to 19 form part of the condensed interim financial statements.

Condensed Consolidated Cash Flow Statement — unaudited

	For the six months ended 31st December,	
	2004	2003
	HK$'000	HK$'000
Net cash used in operating activities	(519,628)	(627,954)
Net cash from investing activities	55,712	107,276
Net cash from financing activities	334,844	168,834
Net decrease in cash and cash equivalents	(129,072)	(351,844)
Cash and cash equivalents at 1st July	339,602	759,266
Cash and cash equivalents at 31st December	210,530	407,422
Analysis of balances of cash and cash equivalents		
Cash and cash equivalents in the balance sheet	211,152	407,422
Bank overdrafts	(622)	—
	210,530	407,422

Notes to the Condensed Interim Financial Statements (unaudited)

1 BASIS OF PREPARATION

These condensed interim financial statements are unaudited, but have been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") except that they have only reviewed the figures in respect of the six months ended 31st December, 2004, and did not review the comparatives for the six months ended 31st December, 2003. KPMG's independent review report to the Board of Directors is included on page 34.

These condensed interim financial statements have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the HKICPA and the disclosure requirements set out in Appendix 16 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are the same as those used in the Group's audited accounts for the year ended 30th June, 2004.

2 RECENTLY ISSUED ACCOUNTING STANDARDS

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005.

The Group has not early adopted these new HKFRSs in the condensed interim financial statements for the six months ended 31st December, 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

3 SEGMENTAL INFORMATION

(a) The analysis of the Group's revenue and results by business segment during the periods are as follows:

Business segments:

Property development	—	the development and sale of properties
Property investment	—	the leasing of properties to generate rental income
Finance	—	the provision of financing to generate interest income
Management and sales commissions	—	the provision of property management services to generate management income

For the six months ended 31st December, 2004

	Property development HK$'000	Property investment HK$'000	Finance HK$'000	Management and sales commissions HK$'000	Unallocated HK$'000	Consolidated HK$'000
Turnover	6,429	21,484	2,175	4,579	—	34,667
Other revenue	—	60	—	—	6,686	6,746
External revenue	6,429	21,544	2,175	4,579	6,686	41,413
Segment result	(4,696)	(13,397)	2,166	272	2,320	(13,335)
Loss from operations						(13,335)
Finance costs						(1,477)
						(14,812)
Share of profits less losses of associates	4,723	2,099	—	—	(139)	6,683
Loss from ordinary activities before taxation						(8,129)
Income tax						(10,985)
Loss from ordinary activities after taxation						(19,114)
Minority interests						7,027
Loss attributable to shareholders						(12,087)

For the six months ended 31st December, 2003

	Property development HK$'000	Property investment HK$'000	Finance HK$'000	Management and sales commissions HK$'000	Unallocated HK$'000	Consolidated HK$'000
Turnover	19,378	21,832	4,091	7,019	—	52,320
Other revenue	60	60	—	—	13,866	13,986
External revenue	19,438	21,892	4,091	7,019	13,866	66,306
Segment result	(26,769)	(11,463)	4,082	4,058	11,819	(18,273)
Loss from operations						(18,273)
Finance costs						(6,705)
						(24,978)
Share of losses less profits of associates	(7,556)	629	—	—	(5)	(6,932)
Loss from ordinary activities before taxation						(31,910)
Income tax						(6,599)
Loss from ordinary activities after taxation						(38,509)
Minority interests						6,785
Loss attributable to shareholders						(31,724)

(b) No geographical analysis of each segment is shown as less than 10% of the Group's operations and assets and liabilities are outside the People's Republic of China ("PRC").

4 LOSS FROM ORDINARY ACTIVITIES BEFORE TAXATION

Loss from ordinary activities before taxation is arrived at after charging/(crediting):

(a) **Finance costs**

	For the six months ended 31st December,	
	2004	**2003**
	HK$'000	**HK$'000**
Bank interest	13,197	13,470
Interest on loans wholly repayable within five years	1,246	3,331
Other borrowing costs	498	363
Total borrowing costs	14,941	17,164
Less: amount capitalised*	(13,464)	(10,459)
	1,477	6,705

* *Borrowing costs have been capitalised approximately at the rate of 1.28% (2003: 1.36%) per annum.*

(b) **Items other than those separately disclosed in Note 4(a):**

	For the six months ended 31st December,	
	2004	**2003**
	HK$'000	**HK$'000**
Staff costs	27,956	32,332
Less: amount capitalised	(16,164)	(10,036)
	11,792	22,296
Depreciation	2,350	1,826
Less: amount capitalised	(13)	(12)
	2,337	1,814
Cost of completed properties for sale	5,162	14,873
Gain on disposal of fixed assets	(617)	(2,179)
Dividends from unlisted investment securities	(5,857)	(13,691)

5 INCOME TAX

Income tax in the consolidated profit and loss account represents:

	For the six months ended 31st December,	
	2004	2003
	HK$'000	HK$'000
Company and subsidiaries		
Current tax — provision for Hong Kong Profits Tax	(1)	(1)
Current tax — outside Hong Kong	(3,038)	(1,403)
Deferred tax	(7,688)	(1,300)
Associates	(262)	(3,895)
Tax indemnity *(note 6 and 17(a))*	4	—
	(10,985)	(6,599)

Provision for Hong Kong Profits Tax has been made at 17.5% (2003: 17.5%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign tax jurisdictions during the period.

6 TAX INDEMNITY

Tax indemnity represents indemnity receivable from an intermediate holding company, Henderson Land Development Company Limited ("Henderson Land"), pursuant to an indemnity deed dated 15th March, 1996 in respect of PRC income tax and Land Appreciation Tax ("LAT") payable by the Group in consequence of the disposal by the Group of any of its property interests owned by the Group as at 31st December, 1995 ("Property Interests") insofar as such taxation is attributable to the difference between (i) the value attributed to the relevant Property Interests in the valuation of the Group's Property Interests by DTZ Debenham Tie Leung Limited (formerly C. Y. Leung & Company Limited) as at 31st December, 1995 (the "Valuation") and (ii) the aggregate of the attributable costs of such Property Interests incurred up to 31st December, 1995 and the attributable amount of unpaid land costs, unpaid land premium and unpaid costs of resettlement, demolition and public utilities and other deductible costs in respect of such Property Interests, on the assumption that such Property Interests are disposed of at the value attributed to them in the Valuation and computed by reference to the current rates and legislation governing PRC income tax and LAT.

7 DIVIDENDS

(a) *Dividends attributable to the interim period*

	For the six months ended 31st December,	
	2004	2003
	HK$'000	HK$'000
Interim dividend declared after the interim period end at HK$0.03 per share (2003: HK$0.03 per share)	14,933	14,903

The interim dividend declared after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) **Dividends attributable to the previous financial year, approved and paid during the interim period**

	For the six months ended 31st December,	
	2004	2003
	HK$'000	HK$'000
Final dividend in respect of the previous financial year, approved and paid during the interim period, at HK$0.03 per share (2003: HK$0.03 per share)	14,933	14,903

8 LOSS PER SHARE

The calculation of loss per share is based on the loss attributable to shareholders of HK$12,087,000 (2003: HK$31,724,000) and on 497,776,205 ordinary shares (2003: 496,776,205 ordinary shares) in issue during the period. There was no potential dilution of loss per share for both periods.

9 INSTALMENTS RECEIVABLE

(a) This represents the principal content of instalments receivable from the sale of flats after twelve months from the balance sheet date. The amounts receivable within twelve months from the balance sheet date are included under current assets.

(b) The ageing analysis of instalments receivable (net of provision for bad debts) under current assets is as follows:

	At 31st December, 2004	At 30th June, 2004
	HK$'000	HK$'000
Under 1 month overdue	10,520	11,585
More than 1 month overdue but less than 3 months overdue	637	669
More than 3 months overdue but less than 6 months overdue	875	979
More than 6 months overdue	19,954	17,769
	31,986	31,002

10 DEBTORS, PREPAYMENTS AND DEPOSITS

The Group maintains a defined credit policy. Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leasing properties are payable in advance by tenants. Other trade debtors settle their accounts according to the payment terms as stated in the contracts. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The ageing analysis of trade debtors (net of provision for bad debts) is as follows:

	At 31st December, 2004	At 30th June, 2004
	HK$'000	HK$'000
Under 1 month overdue	30,134	28,260
More than 1 month overdue but less than 3 months overdue	837	1,611
More than 3 months overdue but less than 6 months overdue	3,292	3,930
More than 6 months overdue	105,919	100,781
	140,182	134,582
Prepayments, deposits and other receivables	325,116	320,713
	465,298	455,295

11 CREDITORS AND ACCRUED EXPENSES

Included in creditors and accrued expenses are trade creditors with the following ageing analysis:

	At 31st December, 2004	At 30th June, 2004
	HK$'000	HK$'000
Trade creditors:		
Due within 1 month and on demand	2,580	3,477
Due after 1 month but within 3 months	657	2,507
Due after 3 months but within 6 months	1,363	2,433
Due after 6 months	129,841	129,676
	134,441	138,093
Rental and other deposits	26,166	24,540
Other payables	382,103	378,734
	542,710	541,367

12 SHARE CAPITAL

	Number of shares		Nominal value	
	At 31st December, 2004	At 30th June, 2004	At 31st December, 2004	At 30th June, 2004
	'000	'000	HK$'000	HK$'000
Authorised:				
Ordinary shares of HK$1.00 each	1,000,000	1,000,000	1,000,000	1,000,000
Issued and fully paid:				
Ordinary shares of HK$1.00 each	497,776	497,776	497,776	497,776

13 RESERVES

	Share premium	Capital reserves	Investment properties revaluation reserve	Retained profits	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance at 1st July, 2004	5,569,402	81,716	143,036	692,859	6,487,013
Dividend approved and paid in respect of the previous financial year *(Note 7(b))*	—	—	—	(14,933)	(14,933)
Transfer from profit and loss account to capital reserves *(note)*	—	1,080	—	(1,080)	—
Loss for the period	—	—	—	(12,087)	(12,087)
Revaluation surplus transferred to the consolidated profit and loss account on disposal of investment properties	—	—	(1,917)	—	(1,917)
Revaluation deficit, net of deferred tax	—	—	(4,821)	—	(4,821)
Balance at 31st December, 2004	5,569,402	82,796	136,298	664,759	6,453,255

note: According to the relevant PRC rules and regulations applicable to wholly foreign-owned enterprises, wholly foreign-owned enterprises are required to transfer at least 10% of their profits after taxation, as determined under the PRC Accounting Regulations, to a reserve fund until the reserve fund balance reaches 50% of their registered capital.

14 COMMITMENTS

(a) The Group had commitments not provided for in these financial statements as follows:

	At 31st December, 2004	At 30thJune, 2004
	HK$'000	HK$'000
Contracted for	1,769,228	1,749,656
Authorised but not contracted for	2,446,834	2,777,361
	4,216,062	4,527,017

Based on information available at the balance sheet date, the Directors estimate that the Group's commitments disclosed above are payable as follows:

	At 31st December, 2004	At 30th June, 2004
	HK$'000	HK$'000
Within 1 year	951,397	1,243,458
After 1 year but within 2 years	831,571	1,120,844
After 2 years	2,433,094	2,162,715
	4,216,062	4,527,017

The above commitments will be financed by the Group's existing banking facilities and operating cash flows.

(b) The Group had total future minimum lease payments under non-cancellable operating leases payable as follows:

	At 31st December, 2004	At 30th June, 2004
	HK$'000	HK$'000
Within 1 year	2,826	886
After 1 year but within 5 years	457	72
	3,283	958

The Group leases a number of properties under operating leases. The leases typically run for an initial period of one to five years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually increased annually to reflect market rentals. None of the leases includes contingent rentals.

15 CONTINGENT LIABILITIES

Contingent liabilities of the Group were as follows:

	At 31st December, 2004	At 30th June, 2004
	HK$'000	HK$'000
Guarantees given by the Company and its subsidiaries to financial institutions in respect of financing provided to purchasers of flats	187,388	213,556

16 PENDING LITIGATION

Included in the balance of properties held for development ("PHFD"), an amount approximately of HK$288 million is in relation to a project co-developed by a PRC joint venture partner ("JV partner") and a subsidiary of the Group. Due to the failure of the JV partner to fulfil the terms of the joint venture agreement ("the agreement"), the subsidiary did not complete the land use right application within the time period as required by the local authority. As at 21st December, 2004, the subsidiary filed litigation against the JV partner for the breach of the agreement.

Having consulted the legal counsel, it is considered that the subsidiary had a favourable position in the above allegation and would successfully obtain the land use right. Accordingly, no provision in respect of the PHFD held by the subsidiary has been made in the condensed interim financial statements as at 31st December, 2004.

17 MATERIAL RELATED PARTY TRANSACTIONS

(a) Transactions with fellow subsidiaries

Details of material related party transactions between the Group and Henderson Land and its subsidiaries other than the Group (the "Henderson Land Group") and subsidiaries of Henderson Development Limited (the "Henderson Development companies") are as follows:

	For the six months ended 31st December,	
	2004	2003
	HK$'000	HK$'000
Interest expenses *(note (i))*	(1,246)	(3,331)
Accounting fees paid *(note (ii))*	(1,000)	(1,000)
Tax indemnity *(note (iii)) (Note 6)*	4	—

Note:

(i) Interest expenses represent interest payable on the basis of outstanding balances owed to the Henderson Land Group and Henderson Development companies by subsidiaries of the Company. Interest under these intra group financing arrangements is charged based on the prevailing Hong Kong Inter-bank Offer Rate per annum.

(ii) Accounting fees represent charges for accounting services payable to the Henderson Land Group by subsidiaries of the Company on terms not unfavourable to the Group.

(iii) The tax indemnity represents indemnity receivable from Henderson Land Group pursuant to an indemnity deed dated 15th March, 1996 (Note 6).

(b) Transactions with companies controlled by a Director of the Company

Mr. Lee Ka Kit, a Director of the Company, through companies controlled or owned by him has separate interests in certain subsidiaries and associates of the Company and through which the Company holds its interest in certain development projects in the PRC. Mr. Lee through companies controlled or owned by him had provided finance in the form of advances to these subsidiaries and associates in accordance with the percentage of his equity interest in these companies. At 31st December, 2004, the advances made to the Company's subsidiaries and associates through companies controlled or owned by Mr. Lee amounting to HK$470,464,000 (At 30th June, 2004: HK$470,464,000) and HK$586,821,000 (At 30th June, 2004: HK$586,821,000) respectively are unsecured. No interest is charged to these subsidiaries and associates by the companies controlled or owned by Mr. Lee under such arrangements during the period ended 31st December, 2003 and 2004.

(c) Transactions with associates

	For the six months ended 31st December,	
	2004	2003
	HK$'000	HK$'000
Management fee recognised	270	5,140

(d) **Transactions with related companies**

(i) The Group and one of its related companies entered into a rental agreement dated 12th August, 2002 for leasing certain units of the Group's investment properties with a monthly rental charge of HK$250,000. The total rental income receivable from the related company during the interim period is HK$445,000. The rental deposit received and rental receivables are HK$500,000 and HK$3,683,000 respectively as at 31st December, 2004.

(ii) The Group and one of its related companies entered into a rental agreement dated 30th March, 2004 for leasing certain units of the Group's investment properties with a monthly rental charged at 8% of the tenant's monthly turnover. According to the rental agreement, the related company is entitled to a rent-free period from 1st April, 2004 to 30th September, 2004. The total rental income and receivable from the related company during the interim period and as at 31st December, 2004 is HK$249,000.

In the opinion of the Directors of the Company, the transactions with the above related parties were carried out on normal commercial terms and in the ordinary course of business.

4. SHARE CAPITAL

The authorised and issued share capital of HCHL as at the Latest Practicable Date are as follows:

	Number of Shares	Nominal value
		HK$
Authorised	1,000,000,000	1,000,000,000
Issued and fully paid	497,776,205	497,776,205

There was no movement in the share capital of HCHL for the period since 30th June, 2004 up to the Latest Practicable Date.

Each of the Shares ranks pari passu in all respects, including dividends, voting and capital.

Apart from the Shares, HCHL does not have any warrants, options, derivatives, convertible securities or other securities in issue. None of the unissued share or loan capital of HCHL is subject to any warrants, options, derivatives or conversion rights and it has not been agreed, conditionally or unconditionally, to put any of the unissued share or loan capital of HCHL under any warrants, options, derivatives or conversion rights.

5. INDEBTEDNESS

At the close of business on 30th April, 2005, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, the HCHL Group had outstanding borrowings of approximately HK$2,637 million, comprising bank borrowings of approximately HK$1,970 million and other borrowings due to fellow subsidiaries of approximately HK$667 million. The HCHL Group's bank borrowings and other borrowings were unsecured.

Contingent liabilities of the HCHL Group as at 30th April, 2005 amounted to approximately HK$171 million. These were mainly related to guarantees given by the HCHL Group to financial institutions in respect of mortgage financing provided to purchasers of property units developed by the HCHL Group, and a large portion of these guarantees are short term in nature which will be gradually relinquished upon the issuance of title deeds of the relevant property units.

Save as disclosed in this section headed under "Indebtedness" and apart from intra-group liabilities and normal trade payables in the ordinary course of the business of the HCHL Group, the HCHL Group did not have any outstanding mortgages, charges, debentures, loan capital or other similar indebtedness, or hire-purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities as at the close of business on 30th April, 2005.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 30th April, 2005. The directors of HCHL have confirmed that there has been no material changes in HCHL's indebtedness and contingent liability positions since 30th April, 2005.

6. MATERIAL CHANGES

There has been no material changes in the financial or trading position or prospects of the HCHL Group since 30th June, 2004, the date to which the latest published audited consolidated financial statements of the HCHL Group were made up.

7. STATEMENT OF ADJUSTED NAV

Set out below is a statement of the Adjusted NAV of the HCHL Group which has been prepared based on the unaudited consolidated net assets of the HCHL Group as at 31st December, 2004 after taking into account the effect of net surplus arising from the valuation of all the property interests (as per the requirement of Rule 11.1(f) of the Takeovers Code) held by the HCHL Group as at 30th April, 2005 net of potential tax liabilities attributable to the HCHL Group and interim dividend paid on 21st April, 2005 and the purpose of which is for reference only.

		HK$'000
NAV of the HCHL Group as at 31st December, 2004 *(Note 1)*		6,951,031
Adjustments:	Net surplus arising from the valuation of property interests attributable to the HCHL Group as at 30th April, 2005 *(Note 2)*, net of potential tax liabilities of HK$800,624,000 *(Note 3)*	(707,762)
	Interim dividend of HK$0.03 per Share approved and paid *(Note 1)*	(14,933)
Adjusted NAV		6,228,336

	HK$
Adjusted NAV per Share (based on 497,776,205 Shares in issue as at the Latest Practicable Date)	12.51

Notes:

1. These amounts are extracted from the section headed "Unaudited interim results of the HCHL Group for the six months ended 31st December, 2004" in this appendix, which contains the text of the published interim report of HCHL for the six months ended 31st December, 2004.

2. DTZ, an independent property valuer, has performed valuations of all the property interests (as per the requirement of Rule 11.1 (f) of the Takeovers Code) held by the HCHL Group as at 30th April, 2005. The net surplus in the amount of approximately HK$92,862,000 is arrived at after deducting (i) the carrying amount of investment properties as recorded in the books of the HCHL Group as at 31st December, 2004; and (ii) the carrying amount of properties held for development, properties under development and completed properties for sale as recorded in the books of the HCHL Group as at 30th April, 2005.

   According to DTZ's property valuation report set out in Appendix II to this document, certain HCHL Group's property interests (i.e. property interests nos. 8, 13, 14, 15, 19, 25 and 29) in such property valuation report have no commercial value as the respective Certificates for the Use of State-owned Land have not been obtained up to 30th April, 2005. DTZ has performed valuations for such properties on the assumption that the Certificates for the Use of State-owned Land have been obtained. A net surplus of approximately HK$21,343,000, which has been taken into account in the above statement, is arrived at after deducting the carrying amounts of such properties as recorded in the books of HCHL Group as at 30th April, 2005.

   Your attention is drawn to the property valuation report of DTZ which is set out in Appendix II to this document.

3. This represents additional provision for deferred tax liabilities attributable to the HCHL Group as at 30th April, 2005 in accordance with SSAP12 and contingent tax liabilities that will arise if the property interests of HCHL Group were to be sold at the revalued amount.


DTZ Debenham Tie Leung
戴德梁行
International Property Advisers

National Grade A Real Estate Valuation Company in China
National Land Valuation Company in China

10th Floor,
Jardine House,
1 Connaught Place,
Central,
Hong Kong

20th June, 2005

The Directors
Henderson China Holdings Limited
72-76/F
Two International Finance Centre
8 Finance Street
Central
Hong Kong

Dear Sirs,

INSTRUCTIONS, PURPOSE & DATE OF VALUATION

In accordance with the instruction of Henderson China Holdings Limited ("the Company") for us to value all the property interests (as per the requirement of Rule 11.1(f) of the Takeovers Code) held by the Company, its subsidiaries and associated companies (within the meaning of the Takeovers Code) over which the Company exercises a significant degree of control (means direct or indirect interest of 30% or more of the voting rights of a company) (together referred to as "the Group") in the People's Republic of China ("the PRC") and Hong Kong, we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market value of the property interests as at 30th April, 2005 ("the date of valuation").

BASIS OF VALUATION

Our valuation of each of the property interests is our opinion of the market value which we would define as intended to mean the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

VALUATION ASSUMPTION

Our valuation of each property interest excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangements, special considerations or concessions granted by anyone associated with the sale, or any element of special value.

In valuing the property interests which are situated in the PRC, we have valued on the basis, unless otherwise stated, that transferable land use rights in respect of the property interests for specific terms at nominal annual land use fees have been granted and all necessary premiums payable have already been fully paid; the grantees or the users of the properties have free and uninterrupted rights to use or to assign the property interests for the whole of the unexpired terms as granted. We have relied on the advice given by the Group and its legal adviser on PRC Law, Commerce & Finance Law Offices, regarding the title to the property interests.

The tax liability for disposal of PRC properties comprises sale tax, stamp duty, land appreciation tax and enterprise profit tax (if any). The Group advises that (i) in the case of property interests in Group I and property nos. 9, 10, 11, 12 in Group III, a potential tax liability attributable to the Group estimated to be approximately HK$156,736,000 would arise if such properties were to be sold at the amount of the valuations; (ii) for other property interests in the property valuation, a potential tax liability attributable to the Group estimated to be approximately HK$986,899,000 would arise if such properties were to be sold at the amount of the valuations. Depending on the then sale status, there is likelihood of such liability referred to in (i) above being crystallised, since property interests in Group I are held for sale; property interest no. 9 in Group III is contracted to be sold and property nos. 10, 11 and 12 in Group III are subject to sale negotiation in progress with independent third parties, and HK$15,895,000 out of such liability will be indemnified by Henderson Land Development Company Limited ("HLD") pursuant to an indemnity deed dated 15th March, 1996 executed in favour of HCHL at the time of listing of HCHL in respect of certain tax payable by the Group in consequence of the disposal by the Group of any property interests owned by the Group as at 31st December, 1995 ("Indemnity") and HK$3,253,000 out of such liability will be set off by the tax losses of certain subsidiaries of the Group brought forward from prior periods. For property interests referred to in (ii) above, there is less likelihood of such liability referred to in (ii) above crystallising as the Group has no plan yet as to the disposal of such property interests and HK$113,083,000 out of such liability will be indemnified by HLD pursuant to the Indemnity. The above amounts are for indicative purposes and are calculated based on prevailing rules and information available as at the Latest Practicable Date.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on the property interests nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoing of an onerous nature which could affect their values.

METHOD OF VALUATION

In forming our opinion of values of the property interests in Group I which are held for sale by the Group in the PRC, we have valued them on an open market basis by Direct Comparison Approach assuming sale of the property interests in existing state on a strata-titled basis with the benefit of vacant possession and by making reference to comparable sales evidence and where appropriate, by Investment Approach by capitalising rental income from the property interests with due provision for any reversionary income potential.

In valuing the property interests in Group II which are held under development by the Group in the PRC, we have valued each of these property interests on the basis that these property interests will be developed and completed in accordance with the Group's latest development proposals provided to us. In arriving at our opinion of value, we have valued them by the Direct Comparison Approach by making reference to comparable transactions in the locality with due allowance for all outstanding development costs.

In valuing the property interests (except no. 9) in Group III which are held for future development by the Group in the PRC, we have also valued each of these property interests by Direct Comparison Approach assuming sale of each of these property interests in existing state with the benefit of vacant possession and by making reference to comparable site transactions. In valuing the property interest no. 9 in Group III, we have valued the property interest taking into account the contracted sale price.

In valuing the property interests (except no. 25) in Group IV which are held for investment by the Group in the PRC, we have valued the property interests by Investment Approach by capitalising rental income from the property interests with due provision for any reversionary income potential. In valuing the property interest no. 25 in Group IV, we have valued the property interest by Direct Comparison Approach and by making reference to comparable transactions.

In valuing the property interests in Group V which are held and occupied by the Group in the PRC, we have valued each of these property interests by Direct Comparison Approach assuming sale of each of these property interests in existing state with the benefit of vacant possession and by making reference to comparable transactions.

The property interests in Groups VI and VII which are leased by the Group in the PRC and Hong Kong respectively have no commercial value due to prohibition against subletting or assignment or lack of substantial profit rent.

The property valuation complies with the requirements set out in Chapter 5 and Practice Note 12 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Valuation Standards on Properties (First Edition 2005) of The Hong Kong Institute of Surveyors.

SOURCE OF INFORMATION

We have relied to a very considerable extent on the information given by the Group and related parties and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, site and floor areas, particulars of occupancy and all other relevant matters. We have had no reason to doubt the truth and accuracy of the information provided to us by the Group which is material to the valuation. We were also advised by the Group that no material facts have been omitted from the information supplied.

Dimension, measurements and areas included in the valuation certificate are based on information provided to us and are therefore only approximations. No on-site measurement has been taken.

TITLE INVESTIGATION

We have been provided by the Group with copies of documents in relation to the title to the property interests. However, we have not been able to search the original documents to verify the ownership of the property interests and to ascertain any amendments which may not appear on the copies handed to us.

SITE INSPECTION

We have inspected the exterior and, where possible, the interior of the properties. However, no structural survey has been made, but in the course of our inspection, we did not note any serious defects. We are not, however, able to report whether the properties are free of rot, or any other structural defects. Regarding the properties under or held for future development, we have not carried out investigations on site to determine the suitability of the ground conditions and the services etc. for any future developments. Our valuations are prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period. Unless otherwise stated, we have not been able to carry out detailed on-site measurement to verify the site and floor areas of the property and we have assumed that the areas shown on the copies of the documents handed to us are correct.

CURRENCY & EXCHANGE RATES

Unless otherwise stated, all money amounts stated in our valuations are in Hong Kong dollars. The exchange rate adopted in our valuation is HK$1 = RMB1.06 which was the approximate exchange rate prevailing as at the date of valuation and there has been no significant fluctuation in such exchange rate between that date and the date of this letter.

Yours faithfully,
for and on behalf of
DTZ Debenham Tie Leung Limited
Chiu Kam Kuen
China Real Estate Appraiser
F.R.I.C.S., F.H.K.I.S., F.H.K.F.A., R.P.S. (GP)
Executive Director

Note: Mr. Chiu Kam Kuen is a registered professional surveyor with about 20 years' experience of property valuation in Hong Kong and the PRC.

SUMMARY OF VALUATIONS

	Property	Capital value in existing state as at 30th April, 2005	Interest attributable to the Group	Capital value in existing state attributable to the Group as at 30th April, 2005
		HK$	%	HK$
	Group I - Property interests held for sale by the Group in the PRC			
1.	Remaining portions of State Apartments & Office Towers, Beijing Henderson Centre, No. 18 Jianguomennei Avenue, Dongcheng District, Beijing	307,200,000	75	230,400,000
2.	Remaining portions of Mega Tower, Shanghai Skycity, Lot No. 547 Tianmu Road West, Zhabei District, Shanghai	150,500,000	37.5	56,437,500
3.	Remaining portions of Residential Tower and Office/Residential Tower Everwin Garden, Lot No. 521 Wanping Road South, Xuhui District, Shanghai	9,480,000	49	4,645,200
4.	Remaining portions of Residential Tower of Fortune Park, Lot Nos. B118-6 and B118-7, Caitian Road, Futian District, Shenzhen, Guangdong Province	1,015,000	100	1,015,000

	Property	Capital value in existing state as at 30th April, 2005	Interest attributable to the Group	Capital value in existing state attributable to the Group as at 30th April, 2005
		HK$	%	HK$
5.	Remaining portions of Residential Towers, Hengbao Garden, Nos. 133-147 Baohua Road, Baoyuan Road and Duobao Road, Liwan District, Guangzhou, Guangdong Province	14,620,000	100	14,620,000
	Sub-total of 1-5 :	482,815,000		307,117,700
	Group II — Property interests held under development by the Group in the PRC			
6.	The proposed Jingao Centre, No. 2 Guandongdian Street South, South of Chaoyang Road, Chaoyang District, Beijing	1,150,000,000	100	1,150,000,000
7.	Lot No. 130-2 Tianmu Road West, Junction of Tianmu Road West and Hengfeng Road, Zhabei District, Shanghai	250,000,000	100	250,000,000
8.	No. 210 Fangcun Avenue, Fangcun District, Guangzhou, Guangdong Province	No commercial value *(Note)*	80	No commercial value *(Note)*
	Sub-total of 6-8 :	1,400,000,000		1,400,000,000

	Property	Capital value in existing state as at 30th April, 2005	Interest attributable to the Group	Capital value in existing state attributable to the Group as at 30th April, 2005
		HK$	%	HK$
	Group III — Property interests held for future development by the Group in the PRC			
9.	Lot No. 146(A)-3 Tianmu Road West, Junction of Hengfeng Road and Puji Road, Zhabei District, Shanghai	208,200,000	100	208,200,000
10.	Lot Nos. 147-2 and 147-3 Tianmu Road West, Junction of Hengfeng Road and Yutong Road, Zhabei District, Shanghai	194,300,000	100	194,300,000
11.	Lot Nos. 406-2, 406-3 and 406-4 Tianmu Road West, Hengfeng Road, Zhabei District, Shanghai	492,500,000	60	295,500,000
12.	Lot No. 688 Nanjing Road West, Jingan District, Shanghai	810,400,000	85	688,840,000
13.	Lot Nos. RJ-6 and RJ-7, bounded by Zhongshan 6th Road, Ruinan Road, Liurong Road and Jiangjun Road East, Yuexiu District, Guangzhou, Guangdong Province	No commercial value *(Note)*	95	No commercial value *(Note)*

	Property	Capital value in existing state as at 30th April, 2005	Interest attributable to the Group	Capital value in existing state attributable to the Group as at 30th April, 2005
		HK$	%	HK$
14.	Fortune Garden, Junction of Tongfu Road and Tongqing Road, Haizhu District, Guangzhou, Guangdong Province	No commercial value *(Note)*	100	No commercial value *(Note)*
15.	River Pearl Plaza Block A, Yanjiang Road West, Yuexiu District, Guangzhou, Guangdong Province	No commercial value *(Note)*	68.4	No commercial value *(Note)*
16.	River Pearl Plaza Block B, Yanjiang Road West, Yuexiu District, Guangzhou, Guangdong Province	276,000,000	62	171,120,000
17.	River Pearl Plaza Block C, Yanjiang Road West, Yuexiu District, Guangzhou, Guangdong Province	220,000,000	72	158,400,000
18.	Site on the Huadi Section, Fangcun Avenue (formerly known as Fangcun Gongye Avenue), Fangcun District, Guangzhou, Guangdong Province	787,000,000	100	787,000,000

	Property	Capital value in existing state as at 30th April, 2005	Interest attributable to the Group	Capital value in existing state attributable to the Group as at 30th April, 2005
		HK$	%	HK$
19.	Site on the east side of Nos. 286-318 Beijing Road, West side of Fuxue Road West, Yuexiu District, Guangzhou, Guangdong Province	No commercial value *(Note)*	100	No commercial value *(Note)*
20.	Dongguan Hengjun Plaza, East of Guantai Road, Dongguan, Guangdong Province	49,700,000	70	34,790,000
	Sub-total of 9 - 20 :	3,038,100,000		2,538,150,000

Group IV — Property interests held for investment by the Group in the PRC

	Property	Capital value in existing state as at 30th April, 2005	Interest attributable to the Group	Capital value in existing state attributable to the Group as at 30th April, 2005
21.	Commercial Podium and Car Parks, Beijing Henderson Centre, No. 18 Jianguomennei Avenue, Dongcheng District, Beijing	1,965,000,000	75	1,473,750,000
22.	Units 518 and 519, Office Tower 3, Beijing Henderson Centre, No. 18 Jianguomennei Avenue, Dongcheng District, Beijing	4,550,000	100	4,550,000
23.	Commercial Podium and Car Parks, Shanghai Skycity, Lot No. 547 Tianmu Road West, Zhabei District, Shanghai	525,700,000	37.5	197,137,500

	Property	Capital value in existing state as at 30th April, 2005	Interest attributable to the Group	Capital value in existing state attributable to the Group as at 30th April, 2005
		HK$	%	HK$
24.	Commercial Podium and Car Parks, Everwin Garden, Lot No. 521, Wanping Road South, Xuhui District, Shanghai	81,000,000	49	39,690,000
25.	Office Tower II, The Grand Gateway, No.3 Hongqiao Road, Xuhui District, Shanghai	No commercial value *(Note)*	100	No commercial value *(Note)*
26.	Remaining portions of Commercial Podium of Fortune Park, Lot Nos. B118-6 & B118-7, Caitian Road, Futian District, Shenzhen, Guangdong Province	24,300,000	100	24,300,000
27.	Commercial Podium and Car Parks, Hengbao Garden, Nos. 133-147 Baohua Road, Baoyuan Road and Duobao Road, Liwan District, Guangzhou, Guangdong Province	938,000,000	100	938,000,000
	Sub-total of 21 - 27:	3,538,550,000		2,677,427,500

	Property	Capital value in existing state as at 30th April, 2005	Interest attributable to the Group	Capital value in existing state attributable to the Group as at 30th April, 2005
		HK$	%	HK$
	Group V — Property interests held and occupied by the Group in the PRC			
28.	Apartment No. 7-6-7 on Level 2, Block 6-31, District 7 (Lilac Garden), Legend Garden Villas, 89 Capital Airport Road, Chaoyang District, Beijing	1,700,000	75	1,275,000
29.	Units 407, 507 and 607, Block 40, Buxin Garden, Buxin Road, Luohu District, Shenzhen, Guangdong Province	No commercial value *(Note)*	100	No commercial value *(Note)*
	Sub-total of 28 - 29:	1,700,000		1,275,000
	Grand Total of 1 - 29:	8,461,165,000		6,923,970,200

	Property	Capital value in existing state as at 30th April, 2005
		HK$
	Group VI — Property interests leased by the Group in the PRC	
30.	Unit 1901, Embassy House, No. 18 Dongzhimenwai Xiaojie, Dongcheng District, Beijing	No commercial value
31.	Unit 1906, Embassy House, No. 18 Dongzhimenwai Xiaojie, Dongcheng District, Beijing	No commercial value
32.	Unit 2204, Suntop Mansion, Shanghai Skycity, Lot No. 547 Tianmu Road West, Zhabei District, Shanghai	No commercial value
33.	Unit 2208, Suntop Mansion, Shanghai Skycity, Lot No. 547 Tianmu Road West, Zhabei District, Shanghai	No commercial value
34.	Unit 2901, Suntop Mansion, Shanghai Skycity, Lot No. 547 Tianmu Road West, Zhabei District, Shanghai	No commercial value
35.	Villa B-1, Hongqiao State Guest Hotel, No. 1591 Hongqiao Road, Changning District, Shanghai	No commercial value
36.	Unit 808, Block B, Nos. 27-53 Baohua Avenue, Baohua Road, Liwan District, Guangzhou	No commercial value

Property	Capital value in existing state as at 30th April, 2005
	HK$
Group VII — Property interests leased by the Group in Hong Kong	
37. Units 2601-3 on the 26/F of AIA Tower, No. 183 Electric Road, Hong Kong	No commercial value
38. Flat D, 13/F, Kam Sing Mansion (T52), Sing Fai Terrace, Taikooshing, Quarry Bay, Hong Kong	No commercial value

Note:

No capital value has been included in the Summary of Valuations or the Valuation Certificate for the following properties because the respective Certificates for the Use of State-owned Land had yet been obtained. However, in the Valuation Certificate we have stated in the notes to each of such properties that on the assumption that the respective Certificates for the Use of State-owned Land for such properties had been obtained, the capital value as at 30th April, 2005 for such properties are:-

	Property	Capital value in existing state as at 30th April, 2005	Interest attributable to the Group	Capital value in existing state attributable to the Group as at 30th April, 2005
		HK$	%	HK$
8.	No. 210 Fangcun Avenue, Fangcun District, Guangzhou, Guangdong Province	307,000,000	80	245,600,000
13.	Lot Nos. RJ-6 and RJ-7, bounded by Zhongshan 6th Road, Ruinan Road, Liurong Road and Jiangjun Road East, Yuexiu District, Guangzhou, Guangdong Province	310,000,000	95	294,500,000
14.	Fortune Garden, Junction of Tongfu Road and Tongqing Road, Haizhu District, Guangzhou, Guangdong Province	196,000,000	100	196,000,000

	Property	Capital value in existing state as at 30th April, 2005	Interest attributable to the Group	Capital value in existing state attributable to the Group as at 30th April, 2005
		HK$	%	HK$
15.	River Pearl Plaza Block A, Yanjiang Road West, Yuexiu District, Guangzhou, Guangdong Province	300,000,000	68.4	205,200,000
19.	Site on the east side of Nos. 286-318 Beijing Road, West side of Fuxue Road West, Yuexiu District, Guangzhou, Guangdong Province	310,000,000	100	310,000,000
25.	Office Tower II, The Grand Gateway, No. 3 Hongqiao Road, Xuhui District, Shanghai	1,540,000,000	100	1,540,000,000
29.	Units 407, 507 and 607, Block 40, Buxin Garden, Buxin Road, Luohu District, Shenzhen, Guangdong Province	750,000	100	750,000
	Total	**2,963,750,000**		**2,792,050,000**

1. RESPONSIBILITY STATEMENT

The information in this document relating to the HCHL Group has been supplied by the directors of HCHL. The issue of this document has been approved by the directors of HCHL, who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than that relating to the HLD Group apart from the HCHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document (other than that relating to the HLD Group apart from the HCHL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement in this document (other than that relating to the HLD Group apart from the HCHL Group) misleading.

The information in this document relating to the HLD Group has been supplied by the directors of HLD. The issue of this document has been approved by the directors of HLD, who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than that relating to the HCHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document (other than that relating to the HCHL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement in this document (other than that relating to the HCHL Group) misleading.

2. MARKET PRICES

The Shares are traded on the Main Board of the Stock Exchange.

The table below shows the respective closing prices of the Shares on the Main Board of the Stock Exchange (i) on the last trading day of each of the six calendar months preceding the Announcement Date, (ii) on 13th May, 2005, being the last trading day prior to the suspension of trading in the Shares pending the issue of the Announcement, and (iii) on the Latest Practicable Date.

Date	Price per Share
	HK$
30th November, 2004	3.95
31st December, 2004	4.15
31st January, 2005	5.05
28th February, 2005	5.10
31st March, 2005	4.75
29th April, 2005	4.95
13th May, 2005	4.80
Latest Practicable Date	7.40

The lowest and highest closing prices per Share recorded on the Stock Exchange during the period from 19th November, 2004, being the date six months prior to the Announcement Date, to the Latest Practicable Date were respectively HK$3.80 on 13th December, 2004 and HK$7.80 on 2nd and 3rd June, 2005.

3. DISCLOSURE OF INTERESTS

For the purpose of this Section, the "Offer Period" means the period from 19th May, 2005 to the Latest Practicable Date, both dates inclusive, the "Disclosure Period" means the period beginning from the six months prior to the commencement of the Offer Period and ending with the Latest Practicable Date, both dates inclusive, and "interested" and "interests" have the meanings respectively ascribed thereto in Part XV of the SFO. "HLD Shareholdings" means the HLD Shares and any other equity share capital of HLD, securities of HLD which carry substantially the same rights as the HLD Shares, and convertible securities, warrants, options and derivatives in respect of any of them, and "HCHL Shareholdings" means the Shares and any other securities of HCHL which carry voting rights, and convertible securities, warrants, options and derivatives in respect of any of them.

(a) Interests and dealings in Shares

(i) As at the Latest Practicable Date, HLD, through the Controlling Parties, was interested in 325,133,977 Shares, representing approximately 65.32% of the issued share capital of HCHL.

Save as disclosed above, HLD and the Controlling Parties do not have any HCHL Shareholdings and did not deal for value in any HCHL Shareholdings during the Disclosure Period.

(ii) As at the Latest Practicable Date, the following directors of HLD had the following interests in the Shares:

		Number of Shares held and nature of interest				Total number and percentage of issued share capital of HCHL held	
Director of HLD	**Note**	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total**	**%**
Lee Shau Kee	1	—	—	325,133,977	—	325,133,977	65.32
Lee Ka Kit	1	—	—	—	325,133,977	325,133,977	65.32
Lee Ka Shing	1	—	—	—	325,133,977	325,133,977	65.32
Li Ning	1	—	325,133,977	—	—	325,133,977	65.32
Jackson Woo Ka Biu	2	544,802	—	—	—	544,802	0.11

Notes:

1. Of these Shares, 175,000,000 Shares, 75,233,977 Shares and 74,900,000 Shares were respectively owned by Primeford, Timsland and Quantum, all of which were wholly-owned subsidiaries of Brightland Enterprises Limited which was 100% held by HLD which in turn was 61.87% held by the Parent Company. Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of the Parent Company and Fu Sang Company Limited ("Fu

Sang"). Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these Shares by virtue of the SFO. As directors of HLD and HCHL and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these Shares by virtue of the SFO. As director of HLD and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these Shares by virtue of the SFO.

Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing are also directors of HCHL.

Save as disclosed above, none of the directors of HLD nor the directors of HCHL had any interest in the HCHL Shareholdings as at the Latest Practicable Date and none of the directors of HLD nor the directors of HCHL dealt for value in any HCHL Shareholdings during the Disclosure Period.

(iii) As at the Latest Practicable Date, the Excluded Parties had the following interests in the Shares:

		Number of Shares held and nature of interest				Total number and percentage of issued share capital of HCHL held	
Excluded Parties	**Note**	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total**	**%**
Canon International	3	—	—	24,328,000	—	24,328,000	4.89
Jackson Woo Ka Biu	2	544,802	—	—	—	544,802	0.11
Carmen Woo Ka Man	4	711,293	—	—	—	711,293	0.14

Notes:-

2. Mr. Jackson Woo Ka Biu is the son of, and an alternate director of HLD to, Sir Po-shing Woo who is a non-executive director of HLD and therefore is presumed to be a party acting in concert with HLD under the Takeovers Code.

3. Canon International is a company ultimately controlled by Ms. Liza Lee Pui Ling who is the daughter of Dr. Lee Shau Kee and the sister of Mr. Lee Ka Kit and Mr. Lee Ka Shing, all of whom are directors of HLD. Canon International is presumed to be a party acting in concert with HLD under the Takeovers Code.

4. Ms. Carmen Woo Ka Man is the daughter of Sir Po-shing Woo and the sister of Mr. Jackson Woo Ka Biu and therefore is presumed to be a party acting in concert with HLD under the Takeovers Code.

Save as disclosed above, none of the Excluded Parties had any interest in the HCHL Shareholdings as at the Latest Practicable Date. None of the Excluded Parties dealt for value in any HCHL Shareholdings during the Disclosure Period.

Save as disclosed above, none of the parties acting in concert with HLD owned or controlled any HCHL Shareholdings as at the Latest Practicable Date or dealt for value in the HCHL Shareholdings during the Disclosure Period.

(iv) As at the Latest Practicable Date, no subsidiary of HCHL, pension fund of HCHL or of any subsidiary of HCHL or any advisers to HCHL as specified in class (2) of the definition of "associate" in the Takeovers Code, but excluding exempt principal traders, owned or controlled any HCHL Shareholdings or had dealt for value in any HCHL Shareholdings during the Disclosure Period.

(v) No person had irrevocably committed to accept or reject the Scheme.

(vi) As at the Latest Practicable Date, no arrangement of the kind referred to in the third paragraph of Note 8 to Rule 22 of the Takeovers Code existed between HLD or any person acting in concert with HLD, and any other person.

(vii) As at the Latest Practicable Date, no arrangement of the kind referred to in the third paragraph of Note 8 to Rule 22 of the Takeovers Code existed between HCHL or any person who is an associate of HCHL by virtue of classes (1), (2), (3) or (4) of the definition of "associate" under the Takeovers Code, and any other person.

(b) **Interests and dealings in HLD Shares**

(i) As at the Latest Practicable Date, the following directors of HCHL had the following interests in HLD Shares:

		Number of HLD Shares held and nature of interest				**Total number and percentage of issued share capital of HLD held**	
Director of HCHL	**Note**	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total**	**%**
Lee Shau Kee	5	—	—	1,122,938,300	—	1,122,938,300	61.88
Lee Ka Kit	5	—	—	—	1,122,938,300	1,122,938,300	61.88
Lee Ka Shing	5	—	—	—	1,122,938,300	1,122,938,300	61.88
Kan Fook Yee	6	—	24,000	—	—	24,000	0.00
Lee King Yue	7	26,400	16,500	19,800	—	62,700	0.00
Leung Sing	8	85,600	—	—	—	85,600	0.00
Ho Wing Fun	9	100	—	—	—	100	0.00

Notes:

5. Of these HLD Shares, (i) 570,743,800 HLD Shares were owned by the Parent Company; (ii) 7,962,100 HLD Shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of the Parent Company; (iii) 145,090,000 HLD Shares were owned by Cameron Enterprise Inc.; 222,045,300 HLD Shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 HLD Shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 HLD Shares were owned by Fancy

Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 HLD Shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by the Parent Company; (iv) 5,602,600 HLD Shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 37.05% held by Henderson Investment Limited ("HI"). HI was 73.48% held by HLD which in turn was 61.87% held by the Parent Company; and (v) 192,500 HLD Shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in the Parent Company and Fu Sang as set out in Note 1, China Gas and HLD by virtue of the SFO. As directors of HCHL and HLD and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these HLD Shares by virtue of the SFO.

6. These HLD Shares were owned by the wife of Mr. Kan Fook Yee.
7. Of these HLD Shares, Mr. Lee King Yue was the beneficial owner of 26,400 HLD Shares, and for the remaining 36,300 HLD Shares, (i) 16,500 HLD Shares were owned by his wife; and (ii) 19,800 HLD Shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.
8. Mr. Leung Sing was the beneficial owner of these HLD Shares.
9. Mr. Ho Wing Fun was the beneficial owner of these HLD Shares.

(ii) Save as disclosed above, none of the directors of HCHL nor HCHL had any interest in any HLD Shareholdings as at the Latest Practicable Date and none of the directors of HCHL nor HCHL dealt for value in any HLD Shareholdings during the Disclosure Period.

(c) **Other interests**

(i) No benefit is or will be paid to any director of HCHL as compensation for loss of office or otherwise in connection with the Scheme.

(ii) No agreement, arrangement or understanding (including any compensation arrangement) exists between HLD or any person acting in concert with HLD and any of the directors or recent directors of HCHL, Shareholders or recent Shareholders having any connection with or dependence upon the Scheme.

(iii) No agreement or arrangement exists between any director of HCHL and any other person which is conditional on or dependent upon the outcome of the Scheme or otherwise connected with the Scheme.

(iv) No material contract has been entered into by HLD in which any director of HCHL has a material personal interest.

(v) As at the Latest Practicable Date, none of the directors of HCHL has a service contract in force with any member of the HCHL Group which has more than twelve months to run or which was entered into or amended within six months before the Announcement Date.

4. MATERIAL CONTRACTS

Neither HCHL nor any of its subsidiaries has entered into any material contracts, which are or may be material other than in the ordinary course of business carried on or intended to be carried on by the HCHL Group, after the date two years preceding the Announcement Date.

5. MATERIAL LITIGATION

On 21st December, 2004, Guangdong Jiaxing Real Estate Co., Ltd. ("Jiaxing Real Estate"), a wholly-owned subsidiary of HCHL, filed litigation against a PRC joint venture partner (the "JV Partner") regarding the failure of the JV Partner to assist in the completion of certain land use right procedures in relation to a project co-developed by Jiaxing Real Estate and the JV Partner. Having consulted the HCHL Group's PRC legal adviser handling this litigation, it is considered that Jiaxing Real Estate had a favourable position in the litigation. As at the Latest Practicable Date, HCHL was of the opinion that such litigation would have no material impact on the operations of the HCHL Group.

As at the Latest Practicable Date and save as disclosed above, there were no material litigations or claims of material importance pending or threatened against any member of the HCHL Group.

6. MISCELLANEOUS

(a) The beneficial interests in the Shares of the parties presumed to be acting in concert with the offeror, HLD, are set out in the section headed "Shareholding Structure" on page 11 of this document. Those parties which are companies are Primeford, Timsland and Quantum (all of which are wholly-owned subsidiaries of HLD) and Canon International. Their addresses and the names of their directors are as follows:-

Name	Address	Directors
HLD	72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee, Suen Kwok Lam, Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing), Jackson Woo Ka Biu (as alternate to Woo Po Shing), Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong
Primeford	as above	Lee Shau Kee, Fung Lee Woon King, Lee King Yue and Colin Lam Ko Yin
Timsland	as above	Lee Shau Kee, Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing
Quantum	as above	Lee Shau Kee, Fung Lee Woon King, Lee King Yue and Colin Lam Ko Yin
Canon International	26/F., Jardine House, 1 Connaught Place, Central, Hong Kong.	Liza Lee Pui Ling

The ultimate controlling shareholder of HLD, Primeford, Timsland and Quantum is Hopkins, the trustee of the unit trust as described in Note 1 to paragraph (a) (ii) in Section 3 of this Appendix III. The ultimate parent company of HLD, Primeford, Timsland and Quantum is the Parent Company. The directors of the Parent Company are Lee Shau Kee, Lee Ka Kit, Lee Ka Shing, Lee Tat Man, Fung Lee Woon King, Colin Lam Ko Yin (also alternate to Lee Tat Man) and Woo Po Shing.

The ultimate controlling shareholder of Canon International is Liza Lee Pui Ling and the ultimate parent company of Canon International is Potential Enterprises Limited, the sole director of which is Liza Lee Pui Ling.

The individuals presumed to be parties acting in concert with HLD are Mr. Jackson Woo Ka Biu and Ms. Carmen Woo Ka Man, whose address is 2/F., Kailey Tower, 16 Stanley Street, Central, Hong Kong.

(b) The registered office of HCHL is situated at Clarendon House, Church Street, Hamilton HM 11, Bermuda. The Hong Kong head office and principal place of business of HCHL is situated at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

(c) The principal place of business of Morgan Stanley is 30th Floor, Three Exchange Square, Central, Hong Kong.

(d) All costs, charges and expenses of and incidental to the Scheme and the costs of carrying the Scheme into effect will be borne by HLD.

(e) The English text of this document and the forms of proxy shall prevail over the Chinese text. However, English names of the PRC established companies / entities in this document are only translations of their official Chinese names. In case of inconsistency, the Chinese names shall prevail.

(f) All announcements in relation to the Proposal will be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper, being in each case a newspaper which is published daily and circulating generally in Hong Kong.

7. EXPERTS

The following are the qualifications of the experts who have given opinions or advice which are contained in this document:

Name	Qualifications
Morgan Stanley	A company incorporated in Hong Kong, which is licensed for Type 1 regulated activity (dealing in securities), Type 4 regulated activity (advising on securities), Type 6 regulated activity (advising on corporate finance) and Type 7 regulated activity (providing automated trading services) under the SFO
Platinum	Platinum Securities Company Limited, licensed to carry out Type 1 regulated activity (dealing in securities) and Type 6 regulated activity (advising on corporate finance) under the SFO
DTZ	Property valuer
KPMG	Certified Public Accountants

8. CONSENTS

Morgan Stanley, Platinum, DTZ and KPMG have given and have not withdrawn their respective written consents to the issue of this document with the inclusion therein of their opinions, letters or valuation reports, as the case may be, and the references to their names, opinions, letters or valuation reports in the form and context in which they respectively appear.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the offices of the solicitors for HCHL, Woo, Kwan, Lee & Lo at 27th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours on any weekday (public holidays excepted) until the Effective Date or the date on which the Scheme lapses or is withdrawn, whichever is earlier:

(a) the memorandum of association and bye-laws of HCHL;

(b) the memorandum of association and articles of association of HLD;

(c) the audited consolidated financial statements of the HCHL Group for each of the two financial years ended 30th June, 2003 and 2004 and the unaudited consolidated financial statements of the HCHL Group for the six months ended 31st December, 2004;

(d) the audited consolidated financial statements of the HLD Group for each of the two financial years ended 30th June, 2003 and 2004 and the unaudited consolidated financial statements of the HLD Group for the six months ended 31st December, 2004;

(e) the letter from the Independent Board Committee, the text of which is set out on page 18 of this document;

(f) the letter from Platinum to the Independent Board Committee, the text of which is set out on pages 19 to 45 of this document;

(g) the letter and summary of valuations from DTZ, the text of which are set out in Appendix II to this document, and the valuation certificates from DTZ; and

(h) the letters of consent referred to in Section 8 of this Appendix.

IN THE SUPREME COURT OF BERMUDA

CIVIL JURISDICTION

2005:NO.191

IN THE MATTER OF

HENDERSON CHINA HOLDINGS LIMITED

and

IN THE MATTER OF SECTION 99 OF THE COMPANIES ACT 1981

SCHEME OF ARRANGEMENT

between

HENDERSON CHINA HOLDINGS LIMITED

and

THE HOLDERS OF THE SCHEME SHARES

(as hereinafter defined)

PRELIMINARY

(A) In this Scheme of Arrangement, unless inconsistent with the subject or context, the following expressions shall bear the following meanings:

"Canon International"	Canon International Limited, a company incorporated in the British Virgin Islands with limited liability, and a wholly-owned subsidiary of Potential Enterprises Limited which is wholly-owned by Ms. Liza Lee Pui Ling
"Companies Act"	the Companies Act 1981 of Bermuda
"Controlling Parties"	Primeford, Timsland and Quantum, all indirect wholly-owned subsidiaries of HLD and are beneficially interested in an aggregate of approximately 65.32% of the issued share capital of HCHL as at the Latest Practicable Date
"Court"	the Supreme Court of Bermuda
"Effective Date"	the date on which this Scheme becomes effective in accordance with clause 6 of this Scheme

"Excluded Parties"	Canon International, Mr. Jackson Woo Ka Biu and Ms. Carmen Woo Ka Man, all beneficially interested in an aggregate of approximately 5.14% of the issued share capital of HCHL as at the Latest Practicable Date
"holder(s)"	a registered holder and includes a person entitled by transmission to be registered as such and joint holders
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HCHL"	Henderson China Holdings Limited, a company incorporated in Bermuda with limited liability
"HCHL Group"	HCHL and its subsidiaries
"HLD"	Henderson Land Development Company Limited, a company incorporated in Hong Kong with limited liability
"Latest Practicable Date"	16th June, 2005 being the latest practicable date prior to printing of the document sent to, inter alia, holders of Shares dated 20th June, 2005 in which this Scheme is contained
"Primeford"	Primeford Investment Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Brightland Enterprises Limited which is wholly-owned by HLD
"Proposal"	the proposal for the privatisation of HCHL by HLD by way of the Scheme
"Quantum"	Quantum Overseas Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Brightland Enterprises Limited which is wholly-owned by HLD
"Record Time"	5:00 p.m. Hong Kong time on Friday, 12th August, 2005 for determining entitlements under the Scheme
"Register"	the register of members of HCHL
"Scheme"	this scheme of arrangement under Section 99 of the Companies Act in its present form or with or subject to any modification thereof or addition thereto or condition(s) which the Court may approve or impose
"Scheme Shareholder(s)"	Shareholders other than the Controlling Parties

"Scheme Share(s)"	the Shares held by the Scheme Shareholders as at the Record Time
"Shareholder"	a registered holder of Shares
"Share(s)"	share(s) of HK$1.00 each in the share capital of HCHL
"Timsland"	Timsland Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Brightland Enterprises Limited which is wholly-owned by HLD
"Takeovers Code"	the Code on Takeovers and Mergers
"HK$"	Hong Kong dollars

(B) HCHL was incorporated on 18th May, 1993 in Bermuda under the Companies Act and as at the Latest Practicable Date had an authorised share capital of HK$1,000,000,000 divided into 1,000,000,000 Shares of which 497,776,205 Shares have been issued and are fully paid or credited as fully paid.

(C) The primary purpose of this Scheme is that on the Effective Date, all the Scheme Shares should be cancelled and extinguished and that HCHL should become a wholly-owned subsidiary of HLD.

(D) On the Latest Practicable Date, an aggregate of 325,133,977 Shares were beneficially owned by the Controlling Parties and registered as follows:

Name of Controlling Parties	Name of Registered Holders	Number of Shares
Primeford	Primeford	175,000,000
Timsland	Timsland	19,717,977
	Arsenton Nominees Limited	55,516,000
Quantum	Quantum	74,900,000

(E) On the Latest Practicable Date, an aggregate of 25,584,095 Shares were beneficially owned by the Excluded Parties and registered as follows:

Name of Excluded Parties	Name of Registered Holders	Number of Shares
Canon International	Canon International	24,328,000
Jackson Woo Ka Biu	Jackson Woo Ka Biu	160,000
	Goldman, Sachs & Co.	384,802
Carmen Woo Ka Man	Carmen Woo Ka Man	361,392
	Goldman, Sachs & Co.	192,401
	Challenge Capital Management Ltd.	157,500

(F) Each of the Excluded Parties, being presumed to be acting in concert with HLD under the Takeovers Code, has undertaken that in relation to such Shares in which each of them is beneficially interested, each of such Shares will remain so registered and beneficially interested until the date on which the Scheme becomes effective, is withdrawn or lapses and will procure that such Shares will not be represented or voted at the meeting convened by direction of the Court for the purpose of approving this Scheme.

(G) HLD and each of the Controlling Parties and Excluded Parties have agreed to appear by Counsel at the hearing of the petition to sanction this Scheme and to undertake to the Court to be bound thereby and will execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed and done by them for the purpose of giving effect to this Scheme.

THE SCHEME

PART I

Cancellation and extinguishment of the Scheme Shares

1. On the Effective Date:

   (a) the issued share capital of HCHL shall be reduced by cancelling and extinguishing the Scheme Shares; and

   (b) HCHL shall apply the credit arising in its books of account as a result of the reduction of its share capital referred to in sub-paragraph (a) of this Clause 1 to the contributed surplus account of HCHL.

PART II

Consideration for cancellation of the Scheme Shares

2. In consideration of the cancellation and extinguishment of the Scheme Shares, HLD shall pay or cause to be paid to each holder of Scheme Shares (as appearing in the Register at the Record Time) HK$8.00 for each Scheme Share held.

PART III

General

3. (a) Not later than ten days after the Effective Date, HLD shall send or cause to be sent to the Scheme Shareholders (as appearing in the Register at the Record Time), cheques in respect of the sums payable to such Scheme Shareholders pursuant to Clause 2 of this Scheme.

(b) Unless indicated otherwise in writing to HCHL's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, all such cheques shall be sent by post in pre-paid envelopes addressed to such Scheme Shareholders at their respective addresses as appearing on the Register at the Record Time or, in the case of joint Scheme Shareholders, at the address as appearing on the Register at the Record Time of the joint Scheme Shareholder whose name then stands first in the Register in respect of the relevant joint holding.

(c) Cheques shall be posted at the risk of the addressees and neither HCHL nor HLD shall be responsible for any loss or delay in transmission.

(d) Each such cheque shall be payable to the order of the person to whom, in accordance with the provisions of paragraph (b) of this Clause 3, the envelope containing the same is addressed and the encashment of any such cheque shall be a good discharge to HLD for the monies represented thereby.

(e) On or after the day being six calendar months after the posting of the cheques pursuant to paragraph (b) of this Clause 3, HLD shall have the right to cancel or countermand payment of any such cheque which has not then been encashed or has been returned uncashed and shall place all monies represented thereby in a deposit account in HCHL's name with a licensed bank in Hong Kong selected by HCHL. HCHL shall hold such monies on trust for those entitled under the terms of the Scheme until the expiration of six years from the Effective Date and shall prior to such date make payments thereout of the sums payable pursuant to Clause 2 of this Scheme to persons who satisfy HCHL that they are respectively entitled thereto and the cheques referred to in paragraph (b) of this Clause 3 of which they are payees have not been cashed. Any payments made by HCHL hereunder shall include any interest accrued on the sums to which the respective persons are entitled pursuant to Clause 2 of this Scheme, calculated at the annual rate prevailing from time to time at the licensed bank in which the monies are deposited, subject, if applicable, to the deduction of any interest or withholding tax or any other deductions required by law. HCHL shall exercise its absolute discretion in determining whether or not it is satisfied that any person is so entitled and a certificate of HCHL to the effect that any particular person is so entitled or not so entitled, as the case may be, shall be conclusive and binding upon all persons claiming an interest in the relevant monies.

(f) On the expiration of six years from the Effective Date, HLD shall be released from any further obligation to make any payments under this Scheme and HCHL shall transfer to HLD the balance, if any, of the sums standing to the credit of the deposit account referred to in paragraph (e) of this Clause 3 including accrued interest subject, if applicable, to the deduction of interest tax or any withholding tax or any other deductions required by law.

(g) Paragraph (f) of this Clause 3 shall take effect subject to any prohibition or condition imposed by law.

4. Each certificate existing at the Record Time in respect of a holding of any number of Scheme Shares shall on the Effective Date cease to be valid for any purpose as a certificate for such Scheme Shares and every Scheme Shareholder of such certificate shall be bound at the request of HCHL to deliver up the same to HCHL for the cancellation thereof.

5. All mandates or relevant instructions in force at the Record Time relating to any of the Scheme Shares shall cease to be valid as effective mandates or instructions.

6 This Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Scheme under section 99 of the Companies Act shall have been delivered to the Registrar of Companies in Bermuda for registration.

7. Unless this Scheme shall have become effective on or before 30th November, 2005 or such later date, if any, as HLD and HCHL may agree or as the Court on the application of HLD or HCHL may allow, this Scheme shall lapse.

8. HCHL and HLD may jointly consent for and on behalf of all concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

9. All costs, charges and expenses of and incidental to the Scheme and the costs of carrying this Scheme into effect will be borne by HLD.

Dated 20th June, 2005

IN THE SUPREME COURT OF BERMUDA

CIVIL JURISDICTION

2005: NO. 191

IN THE MATTER OF

HENDERSON CHINA HOLDINGS LIMITED

and

IN THE MATTER OF

SECTION 99 OF THE COMPANIES ACT 1981

NOTICE OF COURT MEETING

NOTICE IS HEREBY GIVEN that, by an Order dated 16th June, 2005 made in the above matters, the Court has directed Henderson China Holdings Limited (the "Company") to convene a meeting of the Scheme Shareholders (as defined in the Scheme of Arrangement hereinafter mentioned) (the "Meeting"), for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement ("Scheme of Arrangement") proposed to be made between the Company and the holders of the Scheme Shares (as defined in the Scheme of Arrangement) and that the Meeting will be held in the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong, on Friday, 22nd July, 2005 at 11:00 a.m. (Hong Kong time) at which place and time all the Scheme Shareholders are requested to attend.

A copy of the Scheme of Arrangement and a copy of the Explanatory Statement required to be furnished pursuant to Section 100 of the above mentioned Act are incorporated in the composite document of which this Notice forms part. A copy of the said composite document can also be obtained by the Scheme Shareholders from the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

The Scheme Shareholders may vote in person at the Meeting or they may appoint another person, whether a member of the Company or not, as their proxies to attend and vote in their stead. A pink form of proxy for use at the Meeting is enclosed herewith.

It is requested that forms appointing proxies be lodged with the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 48 hours before the time appointed for the Meeting, but if forms are not so lodged they may be handed to the Chairman of the Meeting at the Meeting.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

By the same Order, the Court has appointed Liang Shangli, a director of the Company, or failing him, Leung Yuk Kwong, also a director of the Company, or failing him, any other person who is a director of the Company as at the date of the Order, to act as Chairman of the Meeting and has directed the Chairman to report the result thereof to the Court.

The Scheme of Arrangement will be subject to the subsequent approval of the Court.

Dated 20th June, 2005.

CONYERS DILL & PEARMAN
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda
Attorneys for the Company



恒基中國集團有限公司*
HENDERSON CHINA HOLDINGS LIMITED
Incorporated in Bermuda with limited liability
(Stock Code: 0246)

NOTICE IS HEREBY GIVEN that a Special General Meeting of Henderson China Holdings Limited (the "Company") will be held in the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong on Friday, 22nd July, 2005 at 11:30 a.m. (Hong Kong time) (or so soon thereafter as the meeting of the Scheme Shareholders (as defined in the Scheme as hereinafter mentioned) convened by direction of the Supreme Court of Bermuda for the same place and day shall have been concluded or adjourned), for the purpose of considering and, if thought fit, passing the following resolution as a Special Resolution:-

SPECIAL RESOLUTION

"THAT:-

(A) the Scheme of Arrangement dated 20th June, 2005 (the "Scheme") between the Company and the Scheme Shareholders (as defined in the Scheme) in the form of the print which has been produced to this Meeting and for the purpose of identification signed by the Chairman of this Meeting, with any modification thereof or addition thereto or condition approved or imposed by the Supreme Court of Bermuda, be and the same is hereby approved; and

(B) for the purpose of giving effect to the Scheme, on the Effective Date (as defined in the Scheme):

(i) the issued share capital of the Company be reduced by cancelling and extinguishing the Scheme Shares; and

(ii) the Company shall apply the credit arising in its books of account as a result of such reduction of capital to the contributed surplus account of the Company; and

(C) the directors of the Company be and are hereby authorised to do all acts and things considered by them to be necessary or desirable in connection with the implementation of the Scheme, including (without limitation) the giving of consent to any modification of, or addition to, the Scheme, which the Supreme Court of Bermuda may see fit to impose."

By Order of the Board
Richard LAW Cho Wa
Company Secretary

Dated 20th June, 2005

Registered office
Clarendon House
Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business in Hong Kong
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company, but must attend the Meeting in person to represent him.
2. A white form of proxy for use at the Meeting is enclosed herewith.
3. In order to be valid, the white form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be lodged with the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude a member from attending the Meeting and voting in person if he so wishes. In the event that a member attends the Meeting after having lodged his form of proxy, his form of proxy will be deemed to have been revoked.
4. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.
5. At the Meeting, the chairman of the Meeting will exercise his power under Bye-law 66 of the Bye-laws of the Company to put the above resolution to vote by way of a poll.
6. The register of members of the Company will be closed from Monday, 18th July, 2005 to Friday, 22nd July, 2005 (both days inclusive) during which period no transfer of shares will be registered. In order to be entitled to attend and vote at the Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716 Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 15th July, 2005.

* *For identification purposes only*

註冊辦事處
Clarendon House
Church Street
Hamilton HM 11
Bermuda

香港總辦事處及主要營業地點：
香港中環
金融街8號
國際金融中心二期
72-76樓

附註：

1. 凡有權出席會議及於會上投票之股東，均有權委任一名或多名代表代其出席及投票。委任代表毋須為本公司之股東，但必須親自代其出席會議。
2. 隨附會議適用之白色代表委任表格。
3. 會議適用之白色代表委任表格，連同已簽署之授權書或其他授權文件(如有)(或經由公證人簽署證明之該等授權書或授權文件副本)必須在會議或其任何續會之指定舉行時間不少於48 小時前交回本公司之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)，方為有效。填妥及交回代表委任表格後，股東仍可親身出席會議及投票。倘股東於遞交代表委任表格後出席會議，則其代表委任表格將被視為作廢。
4. 倘屬股份之聯名持有人，則只有排名較先之聯名持有人親自或其委任代表所作出之投票，方會被接納，其他聯名持有人之投票一概無效。就此而言，排名先後乃以有關聯名持有人於本公司股東名冊上登記之次序為準。
5. 於會議上，大會主席將行使根據本公司細則之第66條細則之權力，提交上述決議案以點票方式表決。
6. 本公司將由二零零五年七月十八日(星期一)至二零零五年七月二十二日(星期五)(包括首尾兩天)期間停止辦理股東名冊登記，而期間亦不辦理任何股份過戶登記手續。為符合資格出席會議並於會上投票，所有過戶文件連同有關股票必須不遲於二零零五年七月十五日(星期五)下午四時交回本公司之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心1712-1716號)。

* *僅供識別*



恒基中國集團有限公司*
HENDERSON CHINA HOLDINGS LIMITED
於百慕達註冊成立之有限公司
Incorporated in Bermuda with limited liability
(股份代號：0246)

茲通告恒基中國集團有限公司(「本公司」)訂於二零零五年七月二十二日(星期五)上午十一時三十分(香港時間)(或緊隨奉百慕達最高法院之指令於同一地點及同一日召開計劃股東(定義見下述之該計劃)之會議或其任何續會結束後)假座香港中環干諾道中5號香港文華東方酒店松鶴及竹林廳舉行股東特別大會，藉以考慮及酌情通過下列將提呈為特別決議案之決議案：

特別決議案

「**動議**：

(A) 批准本公司與計劃股東(定義見該計劃)於二零零五年六月二十日訂立之協議安排(「該計劃」)，其形式依已提呈本會議之印刷本，而該印刷本經本大會主席簽署以資識別，惟仍須作出百慕達最高法院所批准或施加之任何修訂或增補或附帶條件；及

(B) 為使該計劃得以生效，於生效日期(定義見該計劃)：

(i) 註銷及取消計劃股份，以削減本公司之已發行股本；及

(ii) 本公司會將因削減股本而產生之賬面進賬額，記入本公司之實繳盈餘賬戶；及

(C) 現授權本公司董事就有關進行該計劃而作出彼等認為必須或適宜之一切行動及事宜，包括(但不限於)同意百慕達最高法院認為適宜施加於該計劃之任何修訂或增補。」

承董事局命
公司秘書
羅左華

日期：二零零五年六月二十日

倘屬股份之聯名持有人，則只有排名較先之聯名持有人親自或委派代表所作出之投票，方會被接納，其他聯名持有人之投票一概無效。就此而言，排名先後乃以有關聯名持有人於本公司股東名冊上登記之次序為準。

法院已透過上述指令委任本公司董事梁尚立擔任該大會主席，或如其未能出席，本公司董事梁沃光擔任該大會主席，或如其未能出席，則由於頒佈指令之日期為本公司董事之任何其他人士擔任該大會主席，法院並指令主席須向法院呈報該會議之結果。

協議安排須經法院另行批准，始能作實。

日期：二零零五年六月二十日

本公司之律師
CONYERS DILL & PEARMAN
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

百慕達最高法院

民事審判

二零零五年第一九一號

有關

恒基中國集團有限公司

及有關

一九八一年公司法第99條

法院會議通告

茲通告最高法院已於二零零五年六月十六日就上述事項頒佈指令，指示恒基中國集團有限公司(「本公司」)舉行計劃股東(定義見下述之協議安排)之會議(「該會議」)，藉以考慮並酌情通過(不論有否修訂)擬由本公司與計劃股份持有人(定義見協議安排)訂立之一項協議安排(「協議安排」)。該會議訂於二零零五年七月二十二日(星期五)上午十一時正(香港時間)假座香港中環干諾道中5號香港文華東方酒店松鶴及竹林廳舉行，所有計劃股東均獲邀出席。

根據上述公司法第100條須予落實之一份協議安排及一份説明函件，均隨附於綜合文件(本通告為其一部分)內。計劃股東亦可向本公司之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)索取一份上述之綜合文件。

計劃股東可親身於該會議上投票，或可委任其他人士(不論是否本公司股東)代其出席及投票。隨附該會議之粉紅色代表委任表格。

代表委任表格須於該會議指定舉行時間不少於48小時前送達本公司之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)。或如未能交回表格，則可於該會議上呈交予大會主席。

4. 在記錄時間持有任何數目之計劃股份之每一現有股票，於生效日期將終止作為該等計劃股份之股票。各該等股票之計劃股東須受恒基中國之要求約束，將其持有之計劃股份之股票交回恒基中國，以作註銷。

5. 於記錄時間，所有就任何計劃股份之授權或相關指示，均作失效之授權或指示論。

6. 當法院根據公司法第99條批准本計劃之法院指令之正式文本，呈交百慕達公司註冊處正式登記後，本計劃隨即生效。

7. 除非本計劃於二零零五年十一月三十日(或恒基地產及恒基中國可能協定之較後日期，或法院按恒基地產或恒基中國之申請可能准許之較後日期)(如有)或之前生效，否則本計劃便告失效。

8. 恒基中國及恒基地產可聯名及代表所有有關者，同意法院酌情批准或施加於本計劃之任何修訂或增補或附帶條件。

9. 本計劃及其附帶之所有成本、收費及開支，以及進行本計劃之成本，概由恒基地產承擔。

日期：二零零五年六月二十日

(b) 除非向恒基中國之香港股份過戶登記分處香港中央證券登記有限公司（地址為香港皇后大道東183號合和中心46樓）以書面説明，否則全部該等支票須以已預付郵費信封寄予於記錄時間名列股東名冊上之該等計劃股東之個別地址，或就聯名計劃股東而言，則將支票寄予於記錄時間就有關聯名持有權而名列股東名冊上首位之聯名持有人之地址。

(c) 郵寄予收件人之支票之郵遞風險概由收件人承擔，恒基中國或恒基地產均不會就傳遞上之任何遺失或延誤而承擔責任。

(d) 每一該等支票須根據本第3 項條款(b)段所確立之收件人名稱為抬頭人，並在存有該等支票之信封上註明收件人，而任何該等支票之兑現須被視為完全解除恒基地產就該支票所代表之金額而須作出之付款責任。

(e) 根據本第3項條款(b)段，於寄出支票後第六個曆月當日或之後，恒基地產有權註銷或撤回當時仍未被兑現或已退回但未被兑現之任何該等支票之款項，並以恒基中國之名義將該等支票所代表之所有款項存於一間由恒基中國選定位於香港之持牌銀行之存款賬戶內。恒基中國將以信託方式保留該等款項至生效日期起第六年屆滿時，並可在該日期前，根據本計劃第2項條款自該賬戶支付款項予恒基中國信納為分別有權收取該等款項及本第3項條款(b)段所指支票，且仍未被兑現之支票之收款人。恒基中國據此而支付之任何款項，應包括就各有關人士根據本計劃第2 項條款有權獲得款項所應計之任何利息（按存放該等款項之持牌銀行有關賬戶不時生效之年利率計算，惟須扣除（如適用）法例規定之任何利息税或預扣税或任何其他扣減項目）。恒基中國有絕對酌情權決定是否信納任何人士有權獲得支票，及根據恒基中國之股票以證實任何人士有權或無權獲得支票（視情況而定），該決定為最終依據，並對索償有關款項之利益之所有人士具有約束力。

(f) 自生效日期起計第六年屆滿時，恒基地產將獲解除根據本計劃作出任何付款之任何進一步責任，而恒基中國其後在扣除法例規定之任何利息税或預扣税或任何其他扣減項目（如適用）後，應把本第3項條款(e)段所述之存款賬戶內當時之款項餘額（如有），包括其應計利息，轉予恒基地產。

(g) 本第3項條款(f)段之實行，須受法例所施加之任何禁令或條件所限制。

(F) 各除外人士(根據收購守則被視為與恒基地產一致行動人士)已承諾，就彼等各自實益擁有之該等股份，每一股該等股份將如此保持登記及實益擁有，直至本計劃生效、被撤回或失效當日為止，並將促使根據法院指令就批准本計劃而舉行之會議上，該等股份將不作代表或投票之用。

(G) 恒基地產、各控股人士及除外人士已同意由大律師出席申請批准本計劃之聆訊，並向法院作出承諾會受其約束，並將簽署及作出並促使簽署及作出所有必須及適宜之所有該等文件、行動及事宜，以便本計劃得以生效。

本計劃

第一部分

註銷及取消計劃股份

1. 於生效日期：

   (a) 恒基中國之已發行股本將透過註銷及取消計劃股份之方式而被削減；及

   (b) 恒基中國將因根據本第1項條款(a)分段削減股本而產生之賬面進賬額，記入恒基中國之實繳盈餘賬戶。

第二部分

註銷計劃股份之代價

2. 作為註銷及取消計劃股份之代價，恒基地產須支付或促使就所持每股計劃股份向各計劃股份持有人(於記錄時間名列股東名冊)支付港幣8.00元。

第三部分

一般事項

3. (a) 在不遲於生效日期後十天，恒基地產須將根據本計劃第2 項條款應付予計劃股東(於記錄時間名列股東名冊)之金額，以支票送交或促使送交該等計劃股東。

「計劃股份」	指	於記錄時間由計劃股東持有之股份
「股東」	指	股份之登記持有人
「股份」	指	恒基中國股本中每股面值港幣1.00元之股份
「Timsland」	指	Timsland Limited，一間於英屬處女群島註冊成立之有限公司，為恒基地產全資擁有之Brightland Enterprises Limited之全資附屬公司
「收購守則」	指	公司收購及合併守則
「港幣」	指	港幣

(B) 恒基中國於一九九三年五月十八日在百慕達根據公司法註冊成立，於最後實際可行日期有法定股本港幣1,000,000,000元，分為1,000,000,000 股股份，當中497,776,205股股份為已發行及其股款已被繳足或入賬列為已被繳足。

(C) 本計劃旨在於生效日期，註銷及取消全部計劃股份，以及恒基中國成為恒基地產之全資附屬公司。

(D) 於最後實際可行日期，控股人士實益擁有合共325,133,977股股份，並登記如下：

控股人士名稱	登記持有人	股份數目
Primeford	Primeford	175,000,000
Timsland	Timsland	19,717,977
	雅仙代理人有限公司	55,516,000
Quantum	Quantum	74,900,000

(E) 於最後實際可行日期，除外人士實益擁有合共25,584,095股股份，並登記如下：

除外人士名稱	登記持有人	股份數目
Canon International	Canon International	24,328,000
胡家驃	胡家驃	160,000
	Goldman, Sachs & Co.	384,802
胡家雯	胡家雯	361,392
	Goldman, Sachs & Co.	192,401
	Challenge Capital Management Ltd.	157,500

「除外人士」	指	Canon International、胡家驃先生及胡家雯女士，於最後實際可行日期，彼等實益擁有恒基中國已發行股本合共約5.14%權益
「持有人」	指	登記持有人，包括透過轉讓方式而有權登記成為持有人之人士及聯名持有人
「香港」	指	中華人民共和國香港特別行政區
「恒基中國」	指	恒基中國集團有限公司，一間於百慕達註冊成立之有限公司
「恒基中國集團」	指	恒基中國及其附屬公司
「恒基地產」	指	恒基兆業地產有限公司，一間在香港註冊成立之有限公司
「最後實際可行日期」	指	二零零五年六月十六日，即寄予股份持有人之一份日期為二零零五年六月二十日(其中包括載有本計劃)之本文件付印前之最後實際可行日期
「Primeford」	指	Primeford Investment Limited，一間於英屬處女群島註冊成立之有限公司，為恒基地產全資擁有之Brightland Enterprises Limited之全資附屬公司
「該建議」	指	建議由恒基地產透過本計劃將恒基中國私有化
「Quantum」	指	Quantum Overseas Limited，一間於英屬處女群島註冊成立之有限公司，為恒基地產全資擁有之Brightland Enterprises Limited之全資附屬公司
「記錄時間」	指	二零零五年八月十二日(星期五)下午五時正(香港時間)，以決定合資格獲得本計劃項下之權益
「股東名冊」	指	恒基中國之股東名冊
「本計劃」	指	根據現行公司法第99條之本協議安排，或連同任何經法院所批准或施加之任何修訂或增補或附帶條件
「計劃股東」	指	控股人士以外之股東

百慕達最高法院

民事審判

二零零五年第一九一號

有關

恒基中國集團有限公司

及

有關一九八一年公司法第99條

恒基中國集團有限公司

與

計劃股份(定義見本協議安排)持有人

之間訂立之

協議安排事項

緒　言

(A) 於本協議安排內，除非與主旨或文義不符，否則下列詞彙具有以下涵義：

「Canon International」	指	Canon International Limited，一間於英屬處女群島註冊成立之有限公司，並為Potential Enterprises Limited之全資附屬公司。Potential Enterprises Limited乃由李佩玲女士全資擁有
「公司法」	指	百慕達一九八一年公司法
「控股人士」	指	Primeford、Timsland及Quantum，均為恒基地產之間接全資附屬公司，於最後實際可行日期，實益擁有恒基中國已發行股本合共約65.32%權益
「法院」	指	百慕達最高法院
「生效日期」	指	根據本計劃第6條本計劃生效之日期

8. 同意書

摩根士丹利、百德能、戴德梁行及畢馬威已就本文件之刊發發出同意書，同意按本文件所載之個別形式及涵義，轉載彼等各自之意見、函件或估值報告(視情況而定)及引述彼等之名稱、意見、函件或估值報告，且迄今並無撤回其同意書。

9. 備查文件

下列文件於生效日期或該計劃失效或被撤回之日(以較早發生者為準)前任何週日(公眾假期除外)之正常辦公時間內，於恒基中國之律師胡關李羅律師行之辦事處可供查閱，地址為香港中環康樂廣場1號怡和大廈27樓：

(a) 恒基中國之組織章程大綱及公司細則；

(b) 恒基地產之組織章程大綱及章程細則；

(c) 恒基中國集團截至二零零三年及二零零四年六月三十日止兩個財政年度各年之經審核綜合財務報表，以及恒基中國集團截至二零零四年十二月三十一日止六個月之未經審核綜合財務報表；

(d) 恒基地產集團截至二零零三年及二零零四年六月三十日止兩個財政年度各年之經審核綜合財務報表，以及恒基地產集團截至二零零四年十二月三十一日止六個月之未經審核綜合財務報表；

(e) 獨立董事委員會發出之函件，全文載於本文件第18頁；

(f) 百德能向獨立董事委員會發出之函件，全文載於本文件第19至45頁；

(g) 戴德梁行發出之函件及估值概要(全文載於本文件附錄二)及戴德梁行發出之估值證書；及

(h) 本附錄第8節所述之同意書。

被視為與恒基地產一致行動之個別人士為胡家驃先生及胡家雯女士，彼等之地址為香港中環士丹利街16號騏利大廈2樓。

(b) 恒基中國之註冊地址位於Clarendon House, Church Street, Hamilton HM 11, Bermuda。恒基中國之香港總部及主要營業地點位於香港中環金融街8號國際金融中心二期72-76樓。

(c) 摩根士丹利之主要營業地點為香港中環交易廣場三期30樓。

(d) 該計劃涉及與附帶之所有成本、費用及開支及令該計劃生效之成本將由恒基地產承擔。

(e) 本文件及代表委任表格之中英文本概以英文本為準。然而，於本文件中，於中國成立之公司／實體之英文名稱僅為其正式中文名稱之翻譯。如有任何歧義，概以中文名稱為準。

(f) 有關該建議之所有公佈將於最少一份主要英文報章及一份主要中文報章(即兩者均須為每日出版及於香港普遍發行之報章)以付款公佈形式刊登。

7. 專家

以下為發表本文件所載意見或建議之專家之資格：

名稱	資格
摩根士丹利	於香港註冊成立之公司，根據證券及期貨條例持牌可從事第一類受規管活動(證券交易)、第四類受規管活動(就證券提供意見)、第六類受規管活動(就機構融資提供意見)及第七類受規管活動(提供自動化交易服務)
百德能	百德能證券有限公司，根據證券及期貨條例持牌可從事第一類受規管活動(證券交易)及第六類受規管活動(就機構融資提供意見)
戴德梁行	物業估值師
畢馬威	執業會計師

6. 其他事項

(a) 被視為與要約人恒基地產一致行動之人士於股份之實益權益載於本文件第11頁「股權架構」一節。該等人士中，Primeford、Timsland及Quantum（全部均為恒基地產之全資附屬公司）及Canon International均為公司。彼等之地址及董事姓名如下：

名稱	地址	董事
恒基地產	香港中環 金融街8號 國際金融中心二期 72-76樓	李兆基、李家傑、林高演、李家誠、李鏡禹、馮李煥琼、梁昇、劉壬泉、李寧、郭炳濠、何永勳、葉盈枝、孫國林、羅德丞、胡寶星、梁希文、李王佩玲、李達民、簡福飴、梁雲生（羅德丞之替代董事）、胡家驃（胡寶星之替代董事）、鄺志強、高秉強及胡經昌
Primeford	如上文所述	李兆基、馮李煥琼、李鏡禹及林高演
Timsland	如上文所述	李兆基、馮李煥琼、李鏡禹、林高演及李家誠
Quantum	如上文所述	李兆基、馮李煥琼、李鏡禹及林高演
Canon International	香港中環 康樂廣場1號 怡和大廈26樓	李佩玲

恒基地產、Primeford、Timsland及Quantum之最終控股股東為Hopkins（本附錄三第3節(a)(ii)段附註1所述該單位信託之受託人）。恒基地產、Primeford、Timsland及Quantum之最終母公司為母公司。母公司之董事為李兆基、李家傑、李家誠、李達民、馮李煥琼、林高演（亦為李達民之替代董事）及胡寶星。

Canon International之最終控股股東為李佩玲，而Canon International之最終母公司為Potential Enterprises Limited。李佩玲為Potential Enterprises Limited之唯一董事。

(v) 於最後實際可行日期，恒基中國董事概無與恒基中國集團之任何成員公司訂立尚餘有效期十二個月以上之服務合約，亦無於公佈日期前六個月內訂立或修訂任何服務合約。

4. 重大合約

於公佈日期前兩年內，恒基中國或其任何附屬公司概無訂立屬重大或可能屬重大(恒基中國集團於或擬於正常業務範圍內訂立者除外)之任何合約。

5. 重大訴訟

於二零零四年十二月二十一日，恒基中國之全資附屬公司廣東嘉星房地產有限公司(「嘉星房地產」)入稟向一名中國合營夥伴(「合營夥伴」)提出訴訟，有關合營夥伴無法協助完成有關嘉星房地產與合營夥伴共同發展之項目之若干土地使用權程序。經諮詢恒基中國集團處理此訴訟之中國法律顧問，認為嘉星房地產於訴訟中處於有利位置。於最後實際可行日期，恒基中國認為，該訴訟不會對恒基中國集團之經營構成重大影響。

於最後實際可行日期及除上文所披露者外，恒基中國集團之任何成員公司概無待決或受威脅之重大訴訟或重大申索。

產股份由Jayasia Investments Limited全資擁有之Prosglass Investment Limited擁有；55,000,000股恒基地產股份由Mei Yu Ltd.全資擁有之Fancy Eye Limited擁有；55,000,000股恒基地產股份由World Crest Ltd.全資擁有之Spreadral Limited擁有；Cameron Enterprise Inc.、South Base Limited、Jayasia Investments Limited、Mei Yu Ltd.及World Crest Ltd.為Yamina Investment Limited之全資附屬公司，而Yamina Investment Limited為母公司全資擁有；(iv)5,602,600股恒基地產股份由香港中華煤氣有限公司(「煤氣」)之全資附屬Superfun Enterprises Limited擁有，恒基兆業發展有限公司(「恒發」)持有煤氣37.05%。恒基地產持有恒發73.48%，母公司則持有恒基地產61.87%；及(v)192,500股恒基地產股份由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有母公司及富生(列載於附註1)、煤氣及恒基地產之權益。李家傑先生及李家誠先生為恒基中國及恒基地產之董事及於該單位信託持有單位之兩個全權信託之可能受益人，根據證券及期貨條例，被視為擁有該恒基地產股份之權益。

6. 該恒基地產股份由簡福飴先生之妻子擁有。
7. 該恒基地產股份中，26,400股恒基地產股份由李鏡禹先生實益擁有，而其餘之36,300股恒基地產股份中，(i)16,500股恒基地產股份由其妻子擁有；及(ii)19,800股恒基地產股份由銀禧建業有限公司擁有，而李鏡禹先生及其妻子分別擁有銀禧建業有限公司之50%。
8. 該恒基地產股份由梁昇先生實益擁有。
9. 該恒基地產股份由何永勳先生實益擁有。

(ii) 除上文所披露者外，於最後實際可行日期，恒基中國董事或恒基中國概無於任何恒基地產股權中擁有任何權益，於披露期內，恒基中國董事或恒基中國概無買賣任何恒基地產股權。

(c) **其他權益**

(i) 概無任何恒基中國董事獲得或將會獲得任何利益，以作為離職補償或與該計劃有關之其他事宜之賠償。

(ii) 恒基地產或與恒基地產一致行動之任何人士或恒基中國之任何董事或最近董事、股東或最近股東之間概無存在與該計劃有關或依賴該計劃而定之任何協議、安排或諒解(包括任何賠償安排)。

(iii) 恒基中國之任何董事及任何其他人士之間概無存在受限於該計劃之結果或依賴該計劃之結果或其他與該計劃有關之任何協議或安排。

(iv) 恒基地產概無訂立任何恒基中國之任何董事於當中擁有重大私人利益之重大合約。

除上文所披露者外，於最後實際可行日期，與恒基地產一致行動之人士概無擁有或控制任何恒基中國股權，亦無於披露期內買賣恒基中國股權。

(iv) 於最後實際可行日期，恒基中國之附屬公司、恒基中國或恒基中國之任何附屬公司之退休基金，或收購守則內「聯繫人」定義第(2)類別訂明之恒基中國之任何顧問（不包括獲豁免自營買賣商）概無擁有或控制任何恒基中國股權，亦無於披露期內買賣任何恒基中國股權。

(v) 概無任何人士已不可撤回地承諾接納或拒絕該計劃。

(vi) 於最後實際可行日期，恒基地產或與恒基地產一致行動之任何人士及任何其他人士之間概無存在收購守則第22條附註8第三段所述類別之安排。

(vii) 於最後實際可行日期，恒基中國或任何屬收購守則「聯繫人」定義第(1)、(2)、(3)或(4)類別的恒基中國聯繫人及任何其他人士之間概無存在收購守則第22條附註8第三段所述類別之安排。

(b) 恒基地產股份之權益及買賣

(i) 於最後實際可行日期，以下恒基中國董事擁有下列恒基地產股份權益：

恒基中國		持有之恒基地產股份數目及權益性質				持有之恒基地產已發行股本總數及百分比	
董事	**附註**	**個人權益**	**家族權益**	**公司權益**	**其他權益**	**總計**	**%**
李兆基	5	–	–	1,122,938,300	–	1,122,938,300	61.88
李家傑	5	–	–	–	1,122,938,300	1,122,938,300	61.88
李家誠	5	–	–	–	1,122,938,300	1,122,938,300	61.88
簡福飴	6	–	24,000	–	–	24,000	0.00
李鏡禹	7	26,400	16,500	19,800	–	62,700	0.00
梁昇	8	85,600	–	–	–	85,600	0.00
何永勳	9	100	–	–	–	100	0.00

附註：

5. 該恒基地產股份中，(i)570,743,800股恒基地產股份由母公司擁有；(ii)7,962,100股恒基地產股份由母公司之全資附屬先樂置業有限公司擁有；(iii)145,090,000股恒基地產股份由Cameron Enterprise Inc.擁有；222,045,300股恒基地產股份由South Base Limited全資擁有之Believegood Limited擁有；61,302,000股恒基地

及Riddick (Cayman) Limited(「Riddick」)分別作為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有該股份的權益。李家傑先生及李家誠先生為恒基地產及恒基中國之董事及於該單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該股份的權益。李寧先生為恒基地產董事及於該單位信託持有單位之兩個全權信託之可能受益人之配偶，根據證券及期貨條例，被視為擁有該股份之權益。

李兆基博士、李家傑先生及李家誠先生亦為恒基中國董事。

除上文所披露者外，於最後實際可行日期，恒基地產董事或恒基中國董事概無於恒基中國股權中擁有任何權益，而於披露期內，恒基地產董事或恒基中國董事概無買賣任何恒基中國股權。

(iii) 於最後實際可行日期，除外人士擁有下列股份權益：

		持有之股份數目及權益性質				持有之恒基中國已發行股本總數及百分比	
除外人士	附註	個人權益	家族權益	公司權益	其他權益	總計	%
Canon International	3	–	–	24,328,000	–	24,328,000	4.89
胡家驃	2	544,802	–	–	–	544,802	0.11
胡家雯	4	711,293	–	–	–	711,293	0.14

附註：

2. 胡家驃先生為恒基地產非執行董事胡寶星爵士之兒子及彼於恒基地產之替代董事，因此根據收購守則，被視為與恒基地產一致行動之人士。
3. Canon International為由李佩玲女士最終控制之公司。李佩玲女士為恒基地產董事李兆基博士之女兒及恒基地產董事李家傑先生及李家誠先生之胞姊。根據收購守則，Canon International被視為與恒基地產一致行動之人士。
4. 胡家雯女士為胡寶星爵士之女兒及胡家驃先生之胞妹，因此根據收購守則，被視為與恒基地產一致行動之人士。

除上文所披露者外，於最後實際可行日期，除外人士概無於恒基中國股權中擁有任何權益。於披露期內，除外人士概無買賣任何恒基中國股權。

3. 披露權益

就本節而言，「要約期」指二零零五年五月十九日至最後實際可行日期（包括首尾兩日）止期間，「披露期」指要約期開始前六個月起至最後實際可行日期（包括首尾兩日）止期間，而「擁有權益」及「權益」分別具有證券及期貨條例第XV部所賦予之涵義。「恒基地產股權」指恒基地產股份及恒基地產之任何其他股本、附帶大致上與恒基地產股份相同之權利之恒基地產證券及任何上述各項所涉及之可換股票據、認股權證、購股權及衍生工具，而「恒基中國股權」指股份及附帶投票權之恒基中國任何其他證券及任何上述各項所涉及之可換股證券、認股權證、購股權及衍生工具。

(a) 股份之權益及買賣

(i) 於最後實際可行日期，恒基地產透過控股人士擁有325,133,977股股份權益，相當於恒基中國已發行股本之約65.32%。

除上文所披露者外，恒基地產及控股人士並無擁有任何恒基中國股權，亦無於披露期內買賣任何恒基中國股權。

(ii) 於最後實際可行日期，以下恒基地產董事擁有下列股份權益：

		持有之股份數目及權益性質				持有之恒基中國已發行股本總數及百分比	
恒基地產之董事	附註	個人權益	家族權益	公司權益	其他權益	總計	%
李兆基	1	–	–	325,133,977	–	325,133,977	65.32
李家傑	1	–	–	–	325,133,977	325,133,977	65.32
李家誠	1	–	–	–	325,133,977	325,133,977	65.32
李寧	1	–	325,133,977	–	–	325,133,977	65.32
胡家驃	2	544,802	–	–	–	544,802	0.11

附註：

1. 該股份中，恒基地產全資擁有之Brightland Enterprises Limited之全資附屬Primeford、Timsland及Quantum分別擁有175,000,000股、75,233,977股及74,900,000股，而母公司持有恒基地產61.87%。Hopkins (Cayman) Limited（「Hopkins」）作為一單位信託（「該單位信託」）之受託人，擁有母公司及富生有限公司（「富生」）之全部已發行普通股股份。Rimmer (Cayman) Limited（「Rimmer」）

1. 責任聲明

本文件內所載有關恒基中國集團之資料乃由恒基中國董事提供。本文件之刊發已獲恒基中國董事批准。恒基中國董事願就本文件所載資料(有關恒基地產集團(不包括恒基中國集團)之資料除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知，本文件所表達之意見(有關恒基地產集團(不包括恒基中國集團)之意見除外)乃經審慎周詳考慮後作出，本文件並無遺漏其他事實致使本文件所作之任何陳述(有關恒基地產集團(不包括恒基中國集團)之陳述除外)有所誤導。

本文件內所載有關恒基地產集團之資料乃由恒基地產董事提供。本文件之刊發已獲恒基地產董事批准。恒基地產董事願就本文件所載資料(有關恒基中國集團之資料除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知，本文件所表達之意見(有關恒基中國集團之意見除外)乃經審慎周詳考慮後作出，本文件並無遺漏其他事實致使本文件所作之任何陳述(有關恒基中國集團之陳述除外)有所誤導。

2. 市價

股份於聯交所主板買賣。

下表顯示股份於(i)公佈日期前各六個曆月之每月最後交易日，(ii)二零零五年五月十三日(即股份暫停買賣前最後一個交易日，以待刊發該公佈)及(iii)最後實際可行日期，於聯交所主板所報之各收市價。

日期	每股價格
	港幣
二零零四年十一月三十日	3.95
二零零四年十二月三十一日	4.15
二零零五年一月三十一日	5.05
二零零五年二月二十八日	5.10
二零零五年三月三十一日	4.75
二零零五年四月二十九日	4.95
二零零五年五月十三日	4.80
最後實際可行日期	7.40

由二零零四年十一月十九日(即公佈日期前六個月之日)至最後實際可行日期止期間，於聯交所錄得之每股最低及最高收市價分別為港幣3.80元(於二零零四年十二月十三日)及港幣7.80元(於二零零五年六月二日及六月三日)。

	物業	於二零零五年四月三十日現況下之資本值	貴集團應佔權益	於二零零五年四月三十日貴集團應佔現況下之資本值
		港幣	%	港幣
15.	廣東省 廣州市 越秀區 沿江西路 海珠廣場A座	300,000,000	68.4	205,200,000
19.	廣東省 廣州市 越秀區 北京路286-318號以東 府學西街以西地塊	310,000,000	100	310,000,000
25.	上海市 徐匯區 虹橋路3號 港匯廣場 辦公大樓II	1,540,000,000	100	1,540,000,000
29.	廣東省 深圳市 羅湖區 布心路 布心花園 40座 407、507及607號單位	750,000	100	750,000
	總計	2,963,750,000		2,792,050,000

物業	於二零零五年四月三十日現況下之資本值
	港幣
第七類－貴集團於香港租賃之物業權益	
37. 香港 電氣道183號 友邦廣場 26樓2601-3室	無商業價值
38. 香港 鰂魚涌 太古城 星輝台 金星閣T-52座 13樓D室	無商業價值

附註：

由於尚未領取以下物業之國有土地使用證，故在估值概要或估值證書內並未列入有關之資本值。然而，於估值證書內，吾等於各項物業之附註中載述，假設已領取有關物業之國有土地使用證，則有關物業於二零零五年四月三十日之資本值如下：

物業	於二零零五年四月三十日現況下之資本值	貴集團應佔權益	於二零零五年四月三十日貴集團應佔現況下之資本值
	港幣	%	港幣
8. 廣東省 廣州市 芳村區 芳村大道210號	307,000,000	80	245,600,000
13. 廣東省 廣州市 越秀區 於中山六路、瑞南路、六榕路及 將軍東路地段範圍內 之RJ-6及RJ-7地塊	310,000,000	95	294,500,000
14. 廣東省 廣州市 海珠區 同福路與同慶路 交匯處之同福花園	196,000,000	100	196,000,000

物業	於二零零五年四月三十日現況下之資本值
	港幣
第六類－貴集團於中國租賃之物業權益	
30. 北京市 東城區 東直門外小街18號 萬國公寓1901號單位	無商業價值
31. 北京市 東城區 東直門外小街18號 萬國公寓1906號單位	無商業價值
32. 上海市 閘北區 天目西路547號地塊 不夜城廣場 逸天閣2204號單位	無商業價值
33. 上海市 閘北區 天目西路547號地塊 不夜城廣場 逸天閣2208號單位	無商業價值
34. 上海市 閘北區 天目西路547號地塊 不夜城廣場 逸天閣2901號單位	無商業價值
35. 上海市 長寧區 虹橋路1591號 上海虹橋迎賓館B-1別墅	無商業價值
36. 廣州市 荔灣區 寶華路 寶華大街27-53號 B座808號單位	無商業價值

物業	於二零零五年四月三十日現況下之資本值	貴集團應佔權益	於二零零五年四月三十日貴集團應佔現況下之資本值
	港幣	%	港幣
第五類－貴集團於中國持有及佔用之物業權益			
28. 北京市 朝陽區 首都機場路89號 麗京花園別墅 7區(海棠園) 6-31座 2樓7-6-7號公寓	1,700,000	75	1,275,000
29. 廣東省 深圳市 羅湖區 布心路 布心花園 40座 407、507及607號單位	無商業價值 *(附註)*	100	無商業價值 *(附註)*
28-29之小計：	1,700,000		1,275,000
1-29之總計：	8,461,165,000		6,923,970,200

	物業	於二零零五年四月三十日現況下之資本值	貴集團應佔權益	於二零零五年四月三十日貴集團應佔現況下之資本值
		港幣	%	港幣
24.	上海市 徐匯區 宛平南路521號地塊 恒昌花園 商業平台及停車位	81,000,000	49	39,690,000
25.	上海市 徐匯區 虹橋路3號 港匯廣場 辦公大樓II	無商業價值 *(附註)*	100	無商業價值 *(附註)*
26.	廣東省 深圳市 福田區 彩田路 B118-6號及B118-7號地塊 恒福花園商業平台 之餘下部分	24,300,000	100	24,300,000
27.	廣東省 廣州市 荔灣區 寶華路133-147號 寶源路及多寶路 恒寶華庭 商業平台及停車位	938,000,000	100	938,000,000
	21-27之小計：	3,538,550,000		2,677,427,500

	物業	於二零零五年四月三十日現況下之資本值	貴集團應佔權益	於二零零五年四月三十日貴集團應佔現況下之資本值
		港幣	%	港幣
19.	廣東省 廣州市 越秀區 北京路286-318號以東 府學西街以西地塊	無商業價值 *(附註)*	100	無商業價值 *(附註)*
20.	廣東省 東莞市 莞太東路 東莞恒駿廣場	49,700,000	70	34,790,000
	9-20之小計：	3,038,100,000		2,538,150,000
	第四類－貴集團於中國持有作投資之物業權益			
21.	北京市 東城區 建國門內大街18號 北京恒基中心 商業平台及停車位	1,965,000,000	75	1,473,750,000
22.	北京市 東城區 建國門內大街18號 北京恒基中心 辦公大樓第三座 518及519室	4,550,000	100	4,550,000
23.	上海市 閘北區 天目西路547號地塊 不夜城廣場 商業平台及停車位	525,700,000	37.5	197,137,500

	物業	於二零零五年四月三十日現況下之資本值	貴集團應佔權益	於二零零五年四月三十日貴集團應佔現況下之資本值
		港幣	%	港幣
14.	廣東省 廣州市 海珠區 同福路與同慶路 交匯處之同福花園	無商業價值 *(附註)*	100	無商業價值 *(附註)*
15.	廣東省 廣州市 越秀區 沿江西路 海珠廣場A座	無商業價值 *(附註)*	68.4	無商業價值 *(附註)*
16.	廣東省 廣州市 越秀區 沿江西路 海珠廣場B座	276,000,000	62	171,120,000
17.	廣東省 廣州市 越秀區 沿江西路 海珠廣場C座	220,000,000	72	158,400,000
18.	廣東省 廣州市 芳村區 芳村大道 (前稱「芳村工業大道」) 花地地段	787,000,000	100	787,000,000

	物業	於二零零五年四月三十日現況下之資本值	貴集團應佔權益	於二零零五年四月三十日貴集團應佔現況下之資本值
		港幣	%	港幣
	第三類－貴集團在中國持作未來發展之物業權益			
9.	上海市 閘北區 恒豐路與普濟路交匯處 天目西路146(A)-3號地塊	208,200,000	100	208,200,000
10.	上海市 閘北區 恒豐路與裕通路交匯處 天目西路147-2號及147-3號地塊	194,300,000	100	194,300,000
11.	上海市 閘北區 恒豐路 天目西路406-2號、406-3號及 406-4號地塊	492,500,000	60	295,500,000
12.	上海市 靜安區 南京西路 688號地塊	810,400,000	85	688,840,000
13.	廣東省 廣州市 越秀區 於中山六路、瑞南路、六榕路及 將軍東路地段範圍內 之RJ-6及RJ-7地塊	無商業價值 *(附註)*	95	無商業價值 *(附註)*

	物業	於二零零五年四月三十日現況下之資本值	貴集團應佔權益	於二零零五年四月三十日貴集團應佔現況下之資本值
		港幣	%	港幣
5.	廣東省 廣州市 荔灣區 寶華路133-147號 寶源路及多寶路 恒寶華庭 住宅大廈之餘下部分	14,620,000	100	14,620,000
	1-5之小計：	482,815,000		307,117,700
	第二類－貴集團在中國持有發展中之物業權益			
6.	北京市 朝陽區 朝陽路南側 關東店南街2號 建議中之京澳中心	1,150,000,000	100	1,150,000,000
7.	上海市 閘北區 天目西路與 恒豐路交匯處 天目西路130-2號地塊	250,000,000	100	250,000,000
8.	廣東省 廣州市 芳村區 芳村大道210號	無商業價值 *(附註)*	80	無商業價值 *(附註)*
	6-8之小計：	1,400,000,000		1,400,000,000

估值概要

	物業	於二零零五年四月三十日現況下之資本值	貴集團應佔權益	於二零零五年四月三十日貴集團應佔現況下之資本值
		港幣	%	港幣
	第一類－貴集團於中國持作待售之物業權益			
1.	北京市 東城區 建國門內大街18號 北京恒基中心 公寓樓及辦公樓之餘下部分	307,200,000	75	230,400,000
2.	上海市 閘北區 天目西路547號地塊 不夜城廣場 聯通國際大廈之餘下部分	150,500,000	37.5	56,437,500
3.	上海市 徐匯區 宛平南路521號地塊 恒昌花園 住宅大廈及辦公樓／ 住宅大廈之餘下部分	9,480,000	49	4,645,200
4.	廣東省 深圳市 福田區 彩田路B118-6號及B118-7號地塊 恒福花園 住宅大廈之餘下部分	1,015,000	100	1,015,000

貨幣及滙率

除非另有註明，所有於吾等估值中列出之金額均以港幣計算。吾等之估值採用之滙率為港幣1元兑人民幣1.06元，其乃估值日期之現行概約滙率，而自當日起至本函件發出日期止期間，該滙率並無重大波動。

此致

香港
中環
金融街8號
國際金融中心二期
72至76樓
恒基中國集團有限公司
列位董事　台照

代表
戴德梁行有限公司
執行董事
趙錦權
中國房地產估值師
F.R.I.C.S., F.H.K.I.S., F.H.K.F.A., R.P.S.(GP)
謹啓

二零零五年六月二十日

附註： 趙錦權先生為註冊專業測量師，在香港及中國物業估值方面擁有約二十年經驗。

資料來源

吾等在估值時在極大程度上依賴　貴集團及關聯人士所提供之資料，並接納提供予吾等有關圖則批准或法定通告、地役權、年期、地盤與樓面面積、佔用詳情及其他相關事宜之意見。吾等無理由懷疑由　貴集團提供且對估值而言屬重要之資料之真確性。吾等獲貴集團通知，表示所提供之資料並無遺漏任可重大事實。

在估值證書內之尺寸、量度及面積乃根據提供予吾等之資料作為基準，因此僅為約數。吾等並無進行實地量度。

業權調查

吾等獲　貴集團提供與物業權益之業權有關之文件副本。然而，吾等未能查證文件正本，以證實物業權益之所有權及確定並未於吾等接獲之副本上列明之任何修訂。

實地查察

吾等曾視察物業之外貌，並在情況許可下視察該等物業之內部。然而，吾等並無進行結構測量，惟在視察過程中，並無發現任何嚴重損毀。然而，吾等無法呈報此等物業確無腐朽或任何其他結構損壞。對於發展中或持作未來發展之物業，吾等並無進行實地查察以確定地面情況及各項設施是否適合作發展用途。吾等所編製之估值，乃假設此等方面均達到滿意程度，且在施工期間不會產生非經常開支或不會出現延誤情況。除另有訂明外，吾等無法進行實地詳細測量，以確定該物業之地盤及樓面面積是否正確，故吾等假設在接獲之文件所示之面積均屬正確。

估值方法

對 貴集團於中國持作待售用途之第一類物業權益之價值發表意見時，吾等已按公開市場基準，透過以下方法評估彼等之價值：直接比較法，假設該等物業權益以現行狀況按分割業權之基準交吉出售，以及參考可資比較之銷售案例；以及(倘適用)以投資法，將該等物業權益之租金收入撥作資本，並就任何可復歸收入潛力適當提取撥備。

對 貴集團於中國持有作發展用途之第二類物業權益之價值作出評估時，吾等已根據以下基準評估該等物業權益之價值：該等物業權益將根據 貴集團提供予吾等之最新發展建議書而予以發展及落成。在達致估值意見時，吾等已根據直接比較法，參考當地之可資比較交易，並對所有未償還發展成本作出適當備抵而評估該等物業權益之價值。

於評估 貴集團在中國持有作未來發展用途之第三類物業權益(不包括第9號物業)之價值時，吾等已根據直接比較法，假設每項物業權益以現行狀況交吉出售，以及參考可資比較之地盤交易而進行估值。在評估第三類第9號物業權益之價值時，吾等已計及已訂約之售價而進行估值。

於評估 貴集團在中國持有作投資用途之第四類物業權益(不包括第25號物業)之價值時，吾等已根據投資法，將該等物業權益之租金收入撥作資本，並就任何可復歸收入潛力適當提取撥備而進行估值。在評估第四類第25號物業權益之價值時，吾等已根據直接比較法及參考可資比較之交易而進行估值。

於評估 貴集團在中國持有及佔用之第五類物業權益時，吾等已根據直接比較法，假設每項物業權益以現行狀況交吉出售，以及參考可資比較之交易而進行估值。

由於 貴集團分別在中國及香港租用之第六及第七類物業權益，均被禁止予以分租或出讓或缺乏可觀之租金利潤，故並無商業價值。

該物業估值乃符合香港聯合交易所有限公司證券上市規則第5章及應用指引第12號所載之規定，以及符合香港測量師協會之物業估值標準(二零零五年第一版)所載之規定。

估值假設

吾等對各物業權益之估值，不包括因特殊條款或情況(例如不尋常之融資、銷售及售後租回安排、與銷售有關之任何人士授予之特殊代價或優待，或特殊價值之任何成份)而抬高或降低之估計價格。

於評估中國物業權益之價值時，除另有說明外，吾等已根據以下基準進行估值：該等物業權益於特定使用年期內可轉讓之土地使用權，已按象徵式土地使用年費予以授出，且所有必要之地價均已獲悉數支付；該等物業之承讓人或使用者，均可於所授出之整段未屆滿年期內，免費及不受干擾地使用或出讓該等物業權益。就該等物業權益之所有權而言，吾等已依賴　貴集團及其中國法律顧問通商律師事務所之意見。

有關出售中國物業之納稅責任，包括銷售稅、印花稅、土地增值稅及企業所得稅(如有)。　貴集團知會吾等：(i)就第一類物業權益及第三類之第9、10、11及12號物業而言，倘若該等物業按估值額售出，則會為　貴集團帶來之潛在納稅責任約為港幣156,736,000元；(ii)就物業估值中之其他物業權益而言，倘若該等物業按估值額售出，則估計會為　貴集團帶來潛在納稅負債約港幣986,899,000元。視乎當時銷售狀況而定，以上(i)所述之納稅責任似乎會落實，此乃基於第一類物業權益均屬持有待售之物業；第三類之第9號物業權益屬訂約出售之物業，而第三類之第10、11及12號物業均屬正與獨立第三者進行銷售磋商之物業，以及根據於一九九六年三月十五日，就　貴集團因出售其於一九九五年十二月三十一日擁有之任何物業權益而應付之若干稅項，以恒基中國為受益人(在恒基中國上市時)而訂立之彌償保證契據，恒基兆業地產有限公司(「恒基地產」)將彌償該納稅責任中之港幣15,895,000元(「彌償保證」)，而該納稅責任中之港幣3,253,000元，則將由結轉自過去期間之　貴集團若干附屬公司之稅務虧損所抵銷。就以上(ii)所述之物業權益而言，由於　貴集團尚未有計劃出售該等物業權益，且恒基地產將根據彌償保證而彌償該納稅責任中之港幣113,083,000元，故以上(ii)所述之納稅責任，落實之機會較微。上述數額均作說明用途，並根據最後實際可行日期之現行規則及獲得之資料而計算出來。

吾等之估值並無考慮該等物業權益所欠負之任何抵押、按揭或款額，亦無考慮銷售時可能產生之任何開支或稅項。除另有說明外，吾等假設該等物業權益均不附帶可影響其價值之繁重負擔、限制及支銷。


DTZ Debenham Tie Leung
戴德梁行
國際物業顧問
全國一級房地產評估機構
全國土地評估機構

香港
中環
康樂廣場1號
怡和大廈10樓

敬啓者：

指示、目的及估值日期

吾等遵照恒基中國集團有限公司(「貴公司」)指示，評估 貴公司、其附屬公司及聯營公司(定義見收購守則，為 貴公司可對其行使重大程度控制權(意指直接或間接擁有某家公司之30%或以上投票權)之公司)(統稱「貴集團」)持有在中華人民共和國(「中國」)及香港之所有物業權益之價值(根據收購守則第11.1(f)條之規定)，吾等確認曾進行視察、作出有關查詢，並蒐集吾等認為必要之其他資料，以便向 閣下呈報吾等對該等物業權益於二零零五年四月三十日(「估值日期」)之市值之意見。

估值基準

吾等對各物業權益之估值，乃吾等對市值之意見。所謂市值，乃指經適當推銷後，自願買賣雙方於估值日期進行公平交易(雙方均須在知情及自願情況下審慎交易)時，買賣一項物業之估計金額。

七. 經調整資產淨值報表

以下為恒基中國集團之經調整資產淨值報表，其乃於計及(根據收購守則第11.1(f)條之規定)因評估恒基中國集團所持之所有物業權益於二零零五年四月三十日之價值而產生之淨盈餘影響，減恒基中國集團應佔之潛在税項負債，以及於二零零五年四月二十一日支付之中期股息後，根據恒基中國集團於二零零四年十二月三十一日之未經審核綜合資產淨值編製，並純粹作參考用途。

	港幣千元
恒基中國集團於二零零四年十二月三十一日之資產淨值 *(附註1)*	6,951,031
調整：因評估恒基中國集團應佔之物業權益於二零零五年四月三十日之價值而產生之淨盈餘 *(附註2)*，減潛在税項負債港幣800,624,000元 *(附註3)*	(707,762)
批准及支付中期股息每股股份港幣0.03元 *(附註1)*	(14,933)
經調整資產淨值	6,228,336

	港幣元
經調整每股資產淨值(以最後實際可行日期已發行股份497,776,205股為基準)	12.51

附註：

1. 該等數額乃摘錄自本附錄「恒基中國集團截至二零零四年十二月三十一日止年六個月之未經審核中期業績」一節，當中載有已刊發之恒基中國截至二零零四年十二月三十一日止六個月之中期報告全文。

2. 一獨立物業估值師戴德梁行已(根據收購守則第11.1(f)條之規定)評估恒基中國集團於二零零五年四月三十日持有之所有物業權益之價值。為數約港幣92,862,000元之淨盈餘，乃於扣除(i)恒基中國集團賬簿內所記錄投資物業於二零零四年十二月三十一日之賬面值；及(ii)恒基中國集團賬簿內所記錄持作發展用途物業、發展中物業，以及待售之已落成物業於二零零五年四月三十日之賬面值後而達致。

   根據本文件附錄二所載戴德梁行之物業估值報告，該物業估值報告中有若干恒基中國集團之物業權益(即第8、13、14、15、19、25及29號物業權益)並無商業價值，原因乃直至二零零五年四月三十日止，並未領取各自之國有土地使用證。戴德梁行已假設領取了國有土地使用證而對該等物業進行估值。以上經調整資產淨值報表已計及之淨盈餘約港幣21,343,000元，乃於扣除恒基中國集團賬簿內所記錄該等物業於二零零五年四月三十日之賬面值後而達致。

   閣下務須留意本文件附錄二所載之戴德梁行物業估值報告。

3. 此乃就恒基中國集團於二零零五年四月三十日應佔遞延税項負債之額外撥備(根據會計實務準則12編製)，以及若恒基中國集團之物業權益乃按重估數額出售而將產生的或然税項負債。

五. 債務

於二零零五年四月三十日(即本文件編印前就本債務聲明而言之最後實際可行日期)營業時間結束時，恒基中國集團之未償還借款約為港幣2,637,000,000元，包括銀行借款約港幣1,970,000,000元及應付同系附屬公司之其他借款約港幣667,000,000元。恒基中國集團之銀行借款及其他借款均無抵押。

於二零零五年四月三十日，恒基中國集團之或然負債約為港幣171,000,000元，主要有關恒基中國集團就提供按揭融資予恒基中國集團發展之物業單位之買家而給予財務機構之擔保。該等擔保大部份屬短期性質，將於發出有關物業單位之業權契據後逐漸予以解除。

除「債務」一節所披露者外及除恒基中國集團之集團內負債及日常業務範圍內應付之正常貿易賬款外，於二零零五年四月三十日營業時間結束時，恒基中國集團並無任何未償還按揭、抵押、債務、借貸資本或其他類似債務或租購承擔、承兑負債或承兑信貸或任何擔保或其他重大或然負債。

就上述債務聲明而言，外幣款額已按二零零五年四月三十日營業時間結束時之概約匯率兑換為港幣。恒基中國董事確認，自二零零五年四月三十日以來，恒基中國之債務及或然負債狀況概無重大變動。

六. 重大變動

自二零零四年六月三十日(編製恒基中國集團之最新刊發經審核綜合財務報表之日)以來，恒基中國集團之財務或貿易狀況或前景概無重大變動。

(丁) **與關連公司之交易**

(i) 集團於二零零二年八月十二日與一關連公司簽定租賃合約以租用集團旗下一投資物業單位，每月租金為港幣250,000元。本期內向該關連公司應收之租金總數為港幣445,000元。於二零零四年十二月三十一日已收租金按金及應收租金為港幣500,000元及港幣3,683,000元。

(ii) 集團於二零零四年三月三十日與一關連公司簽定租賃合約以租用集團其下一投資物業單位，每月租金按承租戶每月銷售額的8%計算。根據所簽定之租賃合約，該關連公司可享用由二零零四年四月一日至二零零四年九月三十日之免租期。期內截至二零零四年十二月三十一日止與該關連公司之租金收入及應收租金總數為港幣249,000元。

本公司董事局認為，上述關連人士交易乃按一般商業條款及於正常業務範圍內進行。

四. 股本

於最後實際可行日期，恒基中國之法定及已發行股本如下：

	股份數目	面值
		港幣元
法定	1,000,000,000	1,000,000,000
已發行及繳足	497,776,205	497,776,205

由二零零四年六月三十日至最後實際可行日期，恒基中國之股本概無變動。

每股股份於各方面均享有相同權益，包括股息、投票及資本。

除股份外，恒基中國並無擁有任何認股權證、購股權、衍生工具、可換股證券或其他已發行證券。恒基中國之未發行股本或借貸資本概不受任何認購權證、購股權、衍生工具或換股權所規限，而恒基中國亦無已有條件或無條件同意使其之任何未發行股本或借貸資本受任何認股權證、購股權、衍生工具或換股權所規限。

十七 有關連人士的重大交易

(甲) 與同母系附屬公司之交易

本集團與恒基兆業地產有限公司及其附屬公司(本集團除外)(「恒基地產集團」)與恒基兆業有限公司之附屬公司(「恒基兆業系」)之間的重大關連人士交易詳情如下：

	截至十二月三十一日止六個月	
	二零零四年	二零零三年
	港幣千元	港幣千元
利息支出 *(註(i))*	(1,246)	(3,331)
會計服務費用 *(註(ii))*	(1,000)	(1,000)
稅項賠償保證 *(註(iii)) (附註六)*	4	–

註：

(i) 利息支出指本公司之附屬公司應付恒基地產集團及恒基兆業系之款項而計算之應付利息。這些集團內公司間的融資安排每年按香港銀行同業拆息基準計付利息。

(ii) 會計服務費用指本公司之附屬公司應付恒基地產集團之費用，相關條款並無不利於本集團。

(iii) 稅項賠償保證指根據與恒基地產集團於一九九六年三月十五日簽訂之賠償保證契約(附註六)而計算之應收賠償。

(乙) 與本公司董事所控制之公司之交易

本公司董事李家傑先生透過其所控制或擁有之公司在本公司之若干附屬公司及聯營公司擁有個別之權益，而本公司則透過這些附屬公司及聯營公司持有若干在中國發展項目之權益。李先生透過其所控制或擁有之公司根據其於這些附屬公司及聯營公司之股本權益百分比以墊款方式向這些公司提供融資。於二零零四年十二月三十一日李先生透過其所控制或擁有之公司，向本公司附屬公司及聯營公司墊支款項總額分別為港幣470,464,000元(於二零零四年六月三十日：港幣470,464,000元)及港幣586,821,000元(於二零零四年六月三十日：港幣586,821,000元)，全部均無抵押。截至二零零三年及二零零四年十二月三十一日止六個月內，這些附屬公司及聯營公司並無就上述安排向李先生所控制或擁有之公司支付任何利息。

(丙) 與聯營公司之交易

	截至十二月三十一日止六個月	
	二零零四年	二零零三年
	港幣千元	港幣千元
管理費收入	270	5,140

(乙) 本集團根據不可撤銷經營租賃在日後應付的最低租賃付款總額如下：

	於二零零四年十二月三十一日 港幣千元	於二零零四年六月三十日 港幣千元
一年內	2,826	886
一年後及五年內	457	72
	3,283	958

本集團以營運租約租用物業，一般租約初步為期一年至五年，並且有權選擇在到期日後續期，屆時所有條款均可重新商定。租金支出通常每年增加以反映市場租值。租約並不包括或然租金。

十五 或然負債

本集團之或然負債如下：

	於二零零四年十二月三十一日 港幣千元	於二零零四年六月三十日 港幣千元
本公司及附屬公司為樓宇買家獲得的融資而向財務機構提供的擔保	187,388	213,556

十六 待解決之訴訟

資產負債表中的待發展物業，其中約值港幣二億八千八百萬元之待發展物業屬於本集團旗下一附屬公司與中方合作伙伴(「合作方」)共同經營的發展項目。由於合作方未有履行雙方所簽定合作合同(「合同」)的條款，以致該附屬公司未能於當局要求限期內完成土地使用權的申請。於二零零四年十二月二十一日該附屬公司已提出民事訴訟控告合作方違反合作合同內容。

徵詢法律顧問意見後，認為該附屬公司在以上訴訟中處於有利情況及將成功取得有關土地使用權。因此，截至二零零四年十二月三十一日之簡明中期財務報表內，該附屬公司毋須就所持之待發展物業項目作出撥備。

十三 儲備

	股份溢價 港幣千元	資本儲備 港幣千元	投資物業 重估儲備 港幣千元	溢利保留 港幣千元	合計 港幣千元
於二零零四年七月一日結存	5,569,402	81,716	143,036	692,859	6,487,013
期內核准及支付屬於上一財政年度之股息 *(附註七(乙))*	–	–	–	(14,933)	(14,933)
由損益計算表撥轉往資本儲備 *(註)*	–	1,080	–	(1,080)	–
期內虧損	–	–	–	(12,087)	(12,087)
出售投資物業時由投資物業重估儲備盈餘撥轉至綜合損益計算表	–	–	(1,917)	–	(1,917)
投資物業重估虧損(扣除遞延稅項後的淨額)	–	–	(4,821)	–	(4,821)
於二零零四年十二月三十一日結存	5,569,402	82,796	136,298	664,759	6,453,255

註： 根據中國有關對於全外資公司的條例及守則，全外資公司在期內需要最少撥轉按中國會計守則計算之除稅後溢利的10%往儲備基金，直至此儲備基金的結存達至該公司註冊資本的50%。

十四 承擔項目

(甲) 本集團未包括在賬項內之承擔如下：

	於二零零四年 十二月三十一日 港幣千元	於二零零四年 六月三十日 港幣千元
已簽約	1,769,228	1,749,656
已授權未簽約	2,446,834	2,777,361
	4,216,062	4,527,017

根據於結算日所得的資料，董事局估計本集團支付上述承擔的情況如下：

	於二零零四年 十二月三十一日 港幣千元	於二零零四年 六月三十日 港幣千元
一年內	951,397	1,243,458
一年後及兩年內	831,571	1,120,844
兩年以後	2,433,094	2,162,715
	4,216,062	4,527,017

上述提及之承擔將由本集團現有銀行信貸額及以營業活動現金提供融資。

應收貿易賬款(扣除壞賬準備)之賬齡分析如下：

	於二零零四年十二月三十一日 港幣千元	於二零零四年六月三十日 港幣千元
一個月內到期	30,134	28,260
逾期一個月但少於三個月	837	1,611
逾期三個月但少於六個月	3,292	3,930
逾期超過六個月	105,919	100,781
	140,182	134,582
預付費用、按金及其他應收賬項	325,116	320,713
	465,298	455,295

十一 應付賬項及應付費用

應付貿易賬款包括在應付賬項及應付費用內，其賬齡分析如下：

	於二零零四年十二月三十一日 港幣千元	於二零零四年六月三十日 港幣千元
貿易賬款：		
欠款一個月內及按要求還款	2,580	3,477
欠款一個月後但三個月內	657	2,507
欠款三個月後但六個月內	1,363	2,433
欠款六個月後	129,841	129,676
	134,441	138,093
租金及其他按金	26,166	24,540
其他應付賬項	382,103	378,734
	542,710	541,367

十二 股本

	股數		票面值	
	於二零零四年十二月三十一日 千計	於二零零四年六月三十日 千計	於二零零四年十二月三十一日 港幣千元	於二零零四年六月三十日 港幣千元
法定股本：				
普通股每股港幣一元	1,000,000	1,000,000	1,000,000	1,000,000
發行及繳足股本：				
普通股每股港幣一元	497,776	497,776	497,776	497,776

(乙) 屬於上一財政年度，並於本期內核准及支付的股息

	截至十二月三十一日止六個月	
	二零零四年 港幣千元	二零零三年 港幣千元
屬於上一財政年度，並於本期內核准及支付末期股息每股港幣三仙（二零零三年：每股港幣三仙）	14,933	14,903

八　每股虧損

每股虧損乃按股東應佔虧損港幣12,087,000元（二零零三年：港幣31,724,000元）並按期內已發行普通股497,776,205股（二零零三年：496,776,205股）計算。於期內及截至二零零三年同期並無潛在攤薄之每股虧損。

九　應收分期款

(甲) 此乃自結算日起十二個月後應收樓價之分期款，結算日後十二個月內之應收分期款，已列入流動資產內。

(乙) 包括於流動資產部份之應收分期款（扣除壞賬準備）之賬齡分析如下：

	於二零零四年十二月三十一日 港幣千元	於二零零四年六月三十日 港幣千元
一個月內到期	10,520	11,585
逾期一個月但少於三個月	637	669
逾期三個月但少於六個月	875	979
逾期超過六個月	19,954	17,769
	31,986	31,002

十　應收賬項、預付費用及按金

本集團設有特定之信貸政策。於樓宇銷售方面，買家需按買賣合約所訂條款而支付樓價；出租物業的每月租金是由租戶預先繳納。其他貿易應收賬是按個別合約繳款條文而繳付其賬項。應收貿易賬款之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

五　所得稅

綜合損益計算表所列之所得稅為：

	截至十二月三十一日止六個月	
	二零零四年	二零零三年
	港幣千元	港幣千元
本公司及其附屬公司		
本期稅項－香港利得稅準備	(1)	(1)
本期稅項－海外	(3,038)	(1,403)
遞延稅項	(7,688)	(1,300)
聯營公司	(262)	(3,895)
稅項賠償保證 *(附註六及十七(甲))*	4	–
	(10,985)	(6,599)

香港利得稅準備乃按期內估計應課稅溢利之17.5%(二零零三年：17.5%)計算。

香港以外稅項準備乃按期內之適用稅率就期內在有關境外稅務司法管轄區賺取之估計應課稅溢利計算。

六　稅項賠償保證

稅項賠償保證為根據與恒基兆業地產有限公司(「恒基地產」)(中間控股公司)於一九九六年三月十五日之賠償保證契約，因本集團出售任何於一九九五年十二月三十一日所持有的物業權益(「物業權益」)而應繳之中國所得稅及中國土地增值稅從該公司取得之賠償保證。而有關稅項只應來自下列兩者之差額：(i)有關物業權益於一九九五年十二月三十一日由戴德梁行(前身為梁振英測量師行)對本集團的物業權益進行估值(「估值」)中所應佔的價格；及(ii)該等物業權益在截至一九九五年十二月三十一日已產生之應佔費用與該等物業權益應佔之未付土地成本、未付土地溢價及未付遷置、清拆及公共配套設施等費用及其他可扣除費用等之總額。計算時乃假設該等物業權益按其在估值所應佔的價值出售，並以現行稅率及中國所得稅法及中國土地增值稅法為依據。

七　股息

(甲)本期內股息

	截至十二月三十一日止六個月	
	二零零四年	二零零三年
	港幣千元	港幣千元
中期結算後宣派之中期股息每股港幣三仙(二零零三年：每股港幣三仙)	14,933	14,903

結算日後宣派的中期股息尚未在結算日確認為負債。

四　除稅前經常業務之虧損

除稅前經常業務之虧損已扣除／(計入)：

(甲) 融資成本

	截至十二月三十一日止六個月	
	二零零四年 港幣千元	二零零三年 港幣千元
銀行利息	13,197	13,470
五年內須全部償還之借款利息	1,246	3,331
其他借貸成本	498	363
借貸成本總額	14,941	17,164
減：撥充資本化之數額*	(13,464)	(10,459)
	1,477	6,705

* *借貸成本已資本化之息率約為每年1.28% (二零零三年：1.36%)。*

(乙) 除已於附註四(甲)中披露外之其他項目：

	截至十二月三十一日止六個月	
	二零零四年 港幣千元	二零零三年 港幣千元
員工成本	27,956	32,332
減：撥充資本化之數額	(16,164)	(10,036)
	11,792	22,296
折舊	2,350	1,826
減：撥充資本化之數額	(13)	(12)
	2,337	1,814
出售物業成本	5,162	14,873
出售固定資產淨收益	(617)	(2,179)
非上市證券股息收入	(5,857)	(13,691)

截至二零零四年十二月三十一日止六個月

	物業發展 港幣千元	物業投資 港幣千元	財務 港幣千元	管理及 銷售佣金 港幣千元	未能分部 港幣千元	綜合 港幣千元
營業額	6,429	21,484	2,175	4,579	–	34,667
其他收入	–	60	–	–	6,686	6,746
對外收入	6,429	21,544	2,175	4,579	6,686	41,413
分部業績	(4,696)	(13,397)	2,166	272	2,320	(13,335)
經營虧損						(13,335)
融資成本						(1,477)
						(14,812)
應佔聯營公司溢利減虧損	4,723	2,099	–	–	(139)	6,683
除税前經常業務之虧損						(8,129)
所得税						(10,985)
除税後經常業務之虧損						(19,114)
少數股東權益						7,027
股東應佔虧損						(12,087)

截至二零零三年十二月三十一日止六個月

	物業發展 港幣千元	物業投資 港幣千元	財務 港幣千元	管理及 銷售佣金 港幣千元	未能分部 港幣千元	綜合 港幣千元
營業額	19,378	21,832	4,091	7,019	–	52,320
其他收入	60	60	–	–	13,866	13,986
對外收入	19,438	21,892	4,091	7,019	13,866	66,306
分部業績	(26,769)	(11,463)	4,082	4,058	11,819	(18,273)
經營虧損						(18,273)
融資成本						(6,705)
						(24,978)
應佔聯營公司虧損減溢利	(7,556)	629	–	–	(5)	(6,932)
除税前經常業務之虧損						(31,910)
所得税						(6,599)
除税後經常業務之虧損						(38,509)
少數股東權益						6,785
股東應佔虧損						(31,724)

(乙) 由於本集團的運作、資產及負債來自中華人民共和國(「中國」)以外的地區少於百分之十，故此並無呈列以地區劃分之分析。

簡明中期財務報表附註(未經審核)

一　編製基準

本簡明中期財務報表乃未經審核，但畢馬威會計師事務所已根據香港會計師公會頒佈之核數準則第700號「中期財務報表的審閱」作出審閱，審閱範圍只包括截至二零零四年十二月三十一日止六個月的資料，並不包括截至二零零三年十二月三十一日止六個月的比較資料。畢馬威會計師事務所致董事局之獨立審閱報告乃刊載於第三十四頁。

本簡明中期財務報表乃根據香港會計師公會頒佈之會計實務準則第25號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄16所訂明之披露規定編製而成。

本簡明中期財務報表所採納之會計決策及計算基準，與本集團編製二零零四年六月三十日止年度賬目所採用者相符。

二　新近頒佈之會計準則

香港會計師公會頒佈多項新定及經修訂的香港財務報告準則及香港會計準則(「新香港財務報告準則」)，由二零零五年一月一日或之後開始之會計期間生效。

本集團於截至二零零四年十二月三十一日止六個月之簡明財務報表並未提早採納此等新香港財務報告準則。本集團已開始估算此等新香港財務報告準則的影響，但目前仍未能適宜說明此等新香港財務報告準則會否對本集團經營業績及財務狀況之編製及呈列造成重大影響。

三　分部資料

(甲) 本集團於期內按業務分部劃分之收入及業績之分析如下：

業務分部：

物業發展　—　物業發展和銷售

物業投資　—　出租物業所產生之租金收入

財務　—　提供財務借貸所產生之利息收入

管理及銷售佣金　—　提供物業管理服務所產生之管理費收入

簡明綜合現金流量表(未經審核)

	截至十二月三十一日止六個月	
	二零零四年	二零零三年
	港幣千元	港幣千元
經營活動所用的現金淨值	(519,628)	(627,954)
投資活動所得的現金淨值	55,712	107,276
融資活動所得的現金淨值	334,844	168,834
現金及現金等價物減少淨值	(129,072)	(351,844)
於七月一日之現金及現金等價物	339,602	759,266
於十二月三十一日之現金及現金等價物	210,530	407,422
現金及現金等價物結餘分析		
資產負債表之現金及現金等價物	211,152	407,422
銀行透支	(622)	—
	210,530	407,422

綜合權益變動表(未經審核)

	附註	截至十二月三十一日止六個月 二零零四年 港幣千元	截至十二月三十一日止六個月 二零零三年 港幣千元
於七月一日之股東權益		6,984,789	6,843,235
投資物業重估虧損(扣除遞延税項後的淨額)	十三	(4,821)	–
未確認在綜合損益計算表之淨虧損		(4,821)	–
期內淨虧損		(12,087)	(31,724)
出售投資物業時由投資物業重估儲備盈餘撥轉至綜合損益計算表	十三	(1,917)	(1,693)
期內核准及支付之股息	七(乙)	(14,933)	(14,903)
		(28,937)	(48,320)
於十二月三十一日之股東權益		6,951,031	6,794,915

第八頁至十九頁之附註屬本簡明中期財務報表之一部份,應同時參閱。

	附註	於二零零四年十二月三十一日 未經審核 港幣千元	於二零零四年六月三十日 已審核 港幣千元
非流動負債			
銀行借款－無抵押		1,941,877	1,093,375
同母系附屬公司借款		515,521	890,951
遞延稅項負債		474,890	465,500
		2,932,288	2,449,826
少數股東權益		652,532	657,708
		3,584,820	3,107,534
資產淨值		6,951,031	6,984,789
資本及儲備			
股本	十二	497,776	497,776
股份溢價	十三	5,569,402	5,569,402
資本儲備	十三	82,796	81,716
投資物業重估儲備	十三	136,298	143,036
溢利保留	十三	664,759	692,859
		6,951,031	6,984,789

第八頁至十九頁之附註屬本簡明中期財務報表之一部份，應同時參閱。

綜合資產負債表

	附註	於二零零四年十二月三十一日 未經審核 港幣千元	於二零零四年六月三十日 已審核 港幣千元
非流動資產			
固定資產			
－投資物業		3,182,587	3,180,911
－其他固定資產		17,453	19,274
		3,200,040	3,200,185
聯營公司權益		404,620	425,680
證券投資		74,665	73,775
待發展之物業	十六	3,834,546	3,804,700
應收分期款	九(甲)	23,687	30,160
遞延税項資產		218,127	216,425
		7,755,685	7,750,925
流動資產			
發展中物業		1,318,300	1,223,785
待出售之建成物業		283,044	287,023
購買物業訂金		1,177,406	1,177,406
應收貸款		50,488	78,689
應收賬項、預付費用及按金	十	465,298	455,295
應收分期款	九(乙)	31,986	31,002
現金及現金等價物		211,152	340,254
		3,537,674	3,593,454
流動負債			
銀行借款及透支－無抵押		622	497,008
應付賬項及應付費用	十一	542,710	541,367
應付所得税項		214,176	213,681
		757,508	1,252,056
流動資產淨值		2,780,166	2,341,398
資產總值減流動負債		10,535,851	10,092,323

三. 恒基中國集團截至二零零四年十二月三十一日止六個月之未經審核中期業績

下列資料乃摘錄自恒基中國集團截至二零零四年十二月三十一日止六個月之未經審核簡明中期綜合財務報表，下列報表之頁次指恒基中國集團之二零零四／二零零五年中期報告之頁次。就下列所載之摘錄而言，「本公司」指恒基中國，而「本集團」則指「恒基中國集團」。

綜合損益計算表(未經審核)

	附註	截至十二月三十一日止六個月 二零零四年 港幣千元	二零零三年 港幣千元
營業額	三	34,667	52,320
銷售／服務成本		(5,490)	(17,650)
		29,177	34,670
其他收入		6,746	13,986
其他收益淨額		1,070	1,386
銷售費用		(2,099)	(12,140)
行政及其他營運費用		(48,229)	(56,175)
經營虧損	三	(13,335)	(18,273)
融資成本	四(甲)	(1,477)	(6,705)
		(14,812)	(24,978)
應佔聯營公司溢利減虧損		6,683	(6,932)
除税前經常業務之虧損	四	(8,129)	(31,910)
所得税	五	(10,985)	(6,599)
除税後經常業務之虧損		(19,114)	(38,509)
少數股東權益		7,027	6,785
股東應佔虧損		(12,087)	(31,724)
中期結算後宣派之中期股息	七(甲)	14,933	14,903
每股虧損	八	港幣0.02元	港幣0.06元

第八頁至十九頁之附註屬本簡明中期財務報表之一部份，應同時參閱。

二零零四年六月三十日之主要聯營公司

主要聯營公司的詳細資料如下：—

	公司名稱	註冊／成立地點	應佔股權擁有百分比	已發行／實繳註冊股本(以港元列示特別註明者除外)	主要業務
	威永投資有限公司	香港	50	10,000	控股投資
*	美福發展有限公司	香港	16.67	9,150	控股投資
*	番禺洛溪新城地產有限公司	中國	25	56,000,000	物業發展
	寶麟發展有限公司	香港	50	10	控股投資
	Quickcentre Properties Limited	英屬處女群島	50	美元2	控股投資
	上海恒安置業發展有限公司	中國	35	美元3,200,000	物業發展
*	上海恒昌置業發展有限公司	中國	49	美元10,000,000	物業發展
	上海恒業置業發展有限公司	中國	37.5	美元23,500,000	物業發展
	上海建美房產發展有限公司	中國	15	美元10,000,000	物業發展
*	三暢有限公司	香港	33.33	30,000 30,000**	控股投資

*　並非由畢馬威會計師事務所審核之聯營公司

**　無投票權遞延股份

以上為董事認為對本集團損益或資產有重大影響之主要聯營公司。

	公司名稱	註冊／成立及經營業務地點	應佔股權擁有百分比		已發行／實繳註冊股本(以港元列示特別註明者除外)	主要業務
			本公司	附屬公司		
	Senko Investment Limited	英屬處女群島	—	100	美元1	控股投資
•	上海興輝置業有限公司	中國	—	59.4	美元26,843,216	物業發展
•	上海恒成置業發展有限公司	中國	—	85	美元33,340,000	物業發展
	兆誠國際有限公司	香港	—	75	100	控股投資
•*	深圳順昌裝飾工程有限公司	中國	—	75	人民幣13,000,000	裝飾工程
	Spaceworld Limited	英屬處女群島	—	100	美元2	控股投資
	星欣發展有限公司	香港	—	100	2	控股投資
	星健發展有限公司	香港	—	100	2	控股投資
	和標有限公司	香港	—	100	2	物業投資
	威基國際有限公司	香港	—	100	20	控股投資

*　並非由畢馬威會計師事務所審核之附屬公司

**　無投票權遞延股份

\#　此乃公司佔附屬公司之溢利百分比

•　中外合資經營企業

†　中外合作經營企業

~　外資企業

以上為董事認為對本集團損益或資產有重大影響之主要附屬公司。

	公司名稱	註冊／成立及經營業務地點	應佔股權擁有百分比 本公司	附屬公司	已發行／實繳註冊股本(以港元列示特別註明者除外)	主要業務
	恒集國際有限公司	香港	—	100	2	控股投資
	Hiram Assets Limited	英屬處女群島	—	100	美元1	財務
	統卓發展有限公司	香港	—	100	2	控股投資
	中光發展有限公司	香港	—	100	2 2**	控股投資
~	中光發展置業(上海)有限公司	中國	—	100	美元12,000,000	物業發展
	俊銘發展有限公司	香港	—	100	2	控股投資
~	仲合房地產(深圳)有限公司	中國	—	100	美元4,360,000	物業發展
	仲合投資有限公司	香港	—	100	2 2**	控股投資
	祺金發展有限公司	香港	—	100	2	控股投資
	敏鵬有限公司	香港	—	100	2	控股投資
	Maxton Venture Limited	英屬處女群島	100	—	美元1	控股投資
	萬球有限公司	香港	—	100	2	物業投資
	捷昇發展有限公司	香港	—	100	2 2**	控股投資
~	捷昇發展置業(上海)有限公司	中國	—	100	美元12,000,000	物業發展
	達源發展有限公司	香港	—	100	2	控股投資
	宏祺發展有限公司	香港	—	100	2	控股投資

	公司名稱	註冊／成立及經營業務地點	應佔股權擁有百分比 本公司	附屬公司	已發行／實繳註冊股本(以港元列示特別註明者除外)	主要業務
†	廣州建恒房地產發展有限公司	中國	—	100#	美元17,000,000	物業發展
†	廣州捷駿房地產開發有限公司	中國	—	100#	310,000,000	物業發展
†	廣州捷通房地產開發有限公司	中國	—	95#	184,000,000	物業發展
	恒盛(中國)物業管理有限公司	香港	—	100	2	物業管理
	恒基(中國)財務有限公司	香港	—	100	10,000	財務
	恒基(中國)投資有限公司	香港	—	100	2 2**	控股投資及管理服務
	恒基(中國)地產代理有限公司	香港	—	100	2	管理及代理服務
	恒中陽光投資有限公司	香港	—	70	10,000,000	控股投資
	恒達信(中國)投資有限公司	香港	—	100	2 2**	控股投資
	興輝置業有限公司	香港	—	60	10,000	控股投資
	興安國際有限公司	香港	—	100	10	控股投資
	Henston (BVI) Investment Limited	英屬處女群島	—	100	美元10,000	控股投資
	恒實(中國)投資有限公司	香港	—	100	2 2**	控股投資

	公司名稱	註冊／成立及經營業務地點	應佔股權擁有百分比 本公司	附屬公司	已發行／實繳註冊股本(以港元列示特別註明者除外)	主要業務
†	廣州芳村恒基房地產發展有限公司	中國	—	100#	人民幣211,650,140	物業發展
	發偉發展有限公司	香港	—	100	2	物業投資
	福權發展有限公司	香港	—	100	2	控股投資
	福迪有限公司	香港	—	100	2	物業投資
	裕年發展有限公司	香港	—	100	2 2**	控股投資
~	裕年發展置業(上海)有限公司	中國	—	100	美元12,000,000	物業發展
	嘉年華(香港)有限公司	香港	—	100	10,000	控股投資
~	廣東恒寶物業管理有限公司	中國	—	100	人民幣1,000,000	物業管理
†*	廣東嘉星房地產有限公司	中國	—	100#	148,845,677	物業發展
†	廣州市廣安房產發展有限公司	中國	—	62#	美元17,947,550	物業發展
†	廣州廣恒房產發展有限公司	中國	—	72#	美元17,000,000	物業發展
†	廣州廣南房產發展有限公司	中國	—	68.4#	人民幣125,969,120	物業發展
•*	廣州恒基三維房地產代理有限公司	中國	—	60	人民幣4,000,000	管理及代理服務
†	廣州市恒果房地產開發有限公司	中國	—	80	212,670,000	物業發展

二零零四年六月三十日之主要附屬公司

主要附屬公司的詳細資料如下：－

	公司名稱	註冊／成立及經營業務地點	應佔股權擁有百分比 本公司	附屬公司	已發行／實繳註冊股本(以港元列示特別註明者除外)	主要業務
	Andcoe Limited	英屬處女群島	100	–	美元1	控股投資
	源傑發展有限公司	香港	—	100	2	控股投資
*†	北京高億房地產開發有限公司	中國	—	100#	美元12,000,000	物業發展
†	北京恒兆置業有限公司	中國	—	75#	人民幣655,000,000	物業發展
•	北京恒華物業管理有限公司	中國	—	75	美元700,000	物業管理
	泰仁發展有限公司	香港	—	100	2	控股投資
	兆駿國際有限公司	香港	—	100	2	控股投資
	駿豪國際有限公司	香港	—	100	2	控股投資
	駿建國際有限公司	香港	—	100	2	控股投資
	中國物業財務有限公司	香港	—	100	2	財務
	Citimax Investment Limited	英屬處女群島	100	—	美元1	控股投資
*	思鋭發展有限公司	香港	—	100	2	控股投資
	基耀有限公司	香港	—	100	2	控股投資
†	東莞恒駿廣場開發有限公司	中國	—	70#	15,429,190	物業發展
	閩華有限公司	香港	—	100	2	控股投資

（乙）董事之酬金介乎下列款額之人數如下：—

	本集團	
	2004 董事人數	2003 董事人數
港幣		
無至1,000,000元	12	12
1,000,001元至1,500,000元	1	1
1,500,001元至2,000,000元	1	1
2,000,001元至2,500,000元	—	—
2,500,001元至3,000,000元	—	—

四十 高級管理人員酬金

（甲）五位最高薪僱員，其中二位（2003年：一位）為董事，其酬金已披露在附註卅九內。其餘三位（2003年：四位）之累計酬金如下：—

	本集團	
	2004 港幣千元	2003 港幣千元
薪金及其他酬金	5,630	6,304
退休金供款	102	244
	5,732	6,548

（乙）於本年度內屬本集團五位最高薪僱員之三位（2003年：四位）非董事的酬金在下列款額內：—

	本集團	
	2004 僱員人數	2003 僱員人數
港幣		
1,500,001元至2,000,000元	2	4
2,000,001元至2,500,000元	—	—
2,500,001元至3,000,000元	1	—
3,000,001元至3,500,000元	—	—

四十一 比較數字

由於修訂了關於遞延所得税的會計政策，故部份比較數字已作出調整；有關詳情載於附註二。

四十二 最終控股公司

董事認為，於二零零四年六月三十日之最終控股公司為於香港註冊成立之恒基兆業有限公司。

(丁) **與關連公司之交易**

(i) 集團於二零零二年八月十二日與一關連公司簽定租賃合約以租用集團其下一投資物業單位，每月租金為港幣250,000元。本年度向該關連公司應收之租金總數為港幣3,000,000元。於二零零四年六月三十日已收租金按金及應收租金為港幣500,000元及港幣3,250,000元。

(ii) 集團於二零零四年三月三十日與一關連公司簽定租賃合約以租用集團其下一投資物業單位，每月租金按承租戶每月銷售額的8%計算。根據所簽定之租賃合約，關連公司可享用由二零零四年四月一日至二零零四年九月三十日之免租期，因此，截至二零零四年六月三十日止年度，本集團並未有相關租金收入。

本公司董事局認為，上述關連人士交易乃按一般商業條款及於正常業務範圍內進行。

卅九 董事酬金

(甲) 依照香港公司條例第161條列報之董事酬金如下：—

	本集團	
	2004	2003
	港幣千元	港幣千元
執行董事		
袍金	200	200
薪金及其他酬金	2,965	3,032
退休金供款	193	251
	3,358	3,483
獨立非執行董事		
袍金	40	40
其他酬金	100	100
	140	140
非執行董事		
袍金	40	40
薪金及其他酬金	—	—
酌定花紅	—	—
退休金供款	—	—
	40	40

本集團於本年度及上年度並無任何董事放棄或同意放棄任何酬金安排。

卅八 有關連人士的重大交易

(甲) 與同母系附屬公司之交易

本集團與恒基地產及其附屬公司(本集團除外)(「恒基地產集團」)與恒基兆業有限公司之附屬公司(「恒基兆業系」)之間的重大關連人士交易詳情如下：—

	本集團	
	2004 港幣千元	2003 港幣千元
利息支出 *(註(i))*	(3,800)	(16,828)
會計服務費用 *(註(ii))*	(2,000)	(2,000)
稅項賠償保證 *(註(iii))*	22	525

註：—

(i) 利息支出指本公司之附屬公司應付恒基地產集團及恒基兆業系之款項而計算之應付利息。這些集團內公司間的融資安排每年按香港銀行同業拆息基準計付利息。

(ii) 會計服務費用指本公司之附屬公司應付恒基地產集團之費用，相關條款並無不利於本集團。

(iii) 稅項賠償保證指根據與恒基地產於一九九六年三月十五日簽訂之賠償保證契約而計算之應收賠償(附註九)。

(iv) 截至二零零四年六月三十日止向同母系附屬公司借款已詳列於附註廿五。

(乙) 與本公司董事所控制之公司之交易

本公司董事李家傑先生透過其所控制或擁有之公司在本公司之若干附屬公司及聯營公司擁有個別之權益，而本公司則透過這些附屬公司及聯營公司持有若干在中國發展項目之權益。李先生透過其所控制或擁有之公司根據其於這些附屬公司及聯營公司之股本權益百分比以墊款方式向這些公司提供融資。於二零零四年六月三十日李先生透過其所控制或擁有之公司，向本公司附屬公司及聯營公司墊支款項總額分別為港幣470,464,000元(2003年：港幣414,438,000元)及港幣586,821,000元(2003年：港幣664,322,000元)，全部均無抵押。截至二零零四年六月三十日止年度內，這些附屬公司及聯營公司就上述安排向李先生所控制或擁有之公司支付利息分別為港幣零元(2003年：港幣零元)及港幣零元(2003年：港幣17,943,000元)。

(丙) 與聯營公司之交易

	本集團	
	2004 港幣千元	2003 港幣千元
利息收入	—	29,208
管理費收入	10,872	8,515

本公司於年終時與聯營公司之欠款及借款已分別列示於附註十五。

根據於結算日所得的資料，董事局估計本集團支付上述承擔的情況如下：—

	本集團	
	2004	2003
	港幣千元	港幣千元
一年內	1,243,458	1,114,133
一年後及兩年內	1,120,844	563,840
兩年以後	2,162,715	2,284,215
	4,527,017	3,962,188

上述提及之承擔將由本集團現有銀行信貸額及以營業活動現金提供融資。

(乙) 於二零零四年六月三十日，根據不可撤銷經營租賃在日後應付的最低租賃付款總額如下：—

	本集團	
	2004	2003
	港幣千元	港幣千元
一年內	886	1,731
一年後及五年內	72	378
	958	2,109

本集團以營運租約租用物業，一般租約初步為期一年至五年，並且有權選擇在到期日後續期，屆時所有條款均可重新商定。租金支出通常每年增加以反映市場租值。租約並不包括或然租金。

卅七 或然負債

於二零零四年六月三十日，本集團及本公司之或然負債如下：—

	本集團		本公司	
	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元
(甲) 本公司及附屬公司為樓宇買家獲得的融資而向財務機構提供的擔保	213,556	229,320	—	—
(乙) 本公司為附屬公司獲得銀行貸款而向銀行提供的擔保	—	—	1,289,731	1,030,791
	213,556	229,320	1,289,731	1,030,791

(丙) 本公司向第三者發出擔保保證有關其附屬公司就(股權轉讓協議)之按期付款收購股權的擔保人。於二零零四年六月三十日，該等擔保之或然負債為美元21,488,000(等值港幣167,603,000元)。

(戊) **尚餘有效期**

由於恒基中國認購股份期權計劃於二零零三年十二月一日已被終止，故本公司再不會根據恒基中國認購股份期權計劃授出任何股份期權。

認購股份期權新計劃之有效期為由二零零三年十二月一日起計十年，而有效期後將不再授出股份期權，惟認購股份期權新計劃之條款於各方面均具有效力及作用。

(己) 於二零零四年六月三十日，尚未行使之股份期權詳情如下：—

授予日期	給予股份期權數目	每股認購價港幣元	認購期由以下日期起計三年	於二零零三年六月三十日尚未行使之股份期權數目	於年內行使之股份期權數目	於二零零四年六月三十日尚未行使之股份期權數目
12/12/2000	1,000,000	4.00	28/06/2001	1,000,000	1,000,000	—
21/02/2001	1,500,000	4.00	21/08/2001	1,500,000	—	1,500,000
02/05/2001	1,500,000	4.00	02/11/2001	1,500,000	—	1,500,000
				4,000,000	1,000,000	3,000,000

(庚) 年度內行使股權明細：—

認購日期	每股認購價港幣元	認購日之收市價每股港幣元	收取所得港幣元	數目
20/02/2004	4.00	4.675	3,000,000	750,000
27/02/2004	4.00	4.650	1,000,000	250,000
			4,000,000	1,000,000

(辛) 除上述附註卅五(庚)外，本年年內既無授予任何股份期權，亦無任何股份期權獲行使、註銷或告作廢。

卅六 承擔項目

(甲) 於二零零四年六月三十日，本集團未包括在賬項內之承擔如下：—

	本集團 2004 港幣千元	本集團 2003 港幣千元
已簽約	1,749,656	2,312,686
已授權未簽約	2,777,361	1,649,502
	4,527,017	3,962,188

儘管受上文所限，認購股份期權新計劃及本公司任何其他認購股份期權計劃(包括恒基中國認購股份期權計劃)中所有已授出但未行使之股份期權在行使時可予發行之股份數目，不得超過不時之已發行本公司股份總數之30%。若超過此限額，則不可根據本公司(或本公司之附屬公司)之任何計劃授出任何股份期權。

(乙) **行使股份期權之最短及最長期限**

根據恒基中國認購股份期權計劃，股份期權可於本公司董事局通知各承授人之期間內，遵照有關條款隨時行使。股份期權可於接納授予之日期起計六個月(「開始日期」)後行使，但不可遲於開始日期起計三年或二零零六年三月十四日(以較早者為準)。

就有關認購股份期權新計劃授予之任何特定股份期權而言，一項股份期權可獲行使之期間，及除非本公司之董事局就一項特定股份期權於授予時決議通過另有所指，則該期間指：(i)在授予股份期權日期後起計一年結束後任何時間可行使任何承授人所獲授予的股份期權之30%；及(ii)在授予股份期權日期後起計兩年結束後任何時間可行使該股份期權之另外30%；及(iii)在授予股份期權日期後起計三年結束後任何時間可行使該股份期權餘下40%；及在任何情況下，各期間須在授予股份期權日期後起計六年後屆滿。本公司之董事局亦可就股份期權可獲行使之期間設定若干有關行使股份期權之限制。

(丙) **接納股份期權須付之款額**

根據恒基中國認購股份期權計劃及認購股份期權新計劃，承授人須於授出股份期權之日(「要約日」)起計二十八日內接納股份期權時向本公司支付港幣1.00元的代價。

(丁) **認購價之釐定基準**

根據恒基中國認購股份期權計劃，每股認購價由本公司董事局釐定，但將為以下兩者中之較高者：

(i) 不少於要約日之前五個交易日股份在香港聯合交易所有限公司每日報價表所報之平均收市價之80%；或

(ii) 本公司股份之每股面值。

根據認購股份期權新計劃之本公司股份認購價須由本公司之董事局全權決定，惟不得低於以下三者中最高者：

(i) 本公司股份在要約日於香港聯合交易所有限公司每日報價表所報之收市價；

(ii) 本公司股份在緊接要約日前五個營業日於香港聯合交易所有限公司每日報價表所報之平均收市價；及

(iii) 本公司股份之每股面值。

卅二 少數股東權益

少數股東權益包括少數股東及合營企業合夥人合共港幣525,826,000元（2003年：港幣466,977,000元）的長期借款。這些借款均無抵押，年息以美元最優惠利率加1.5%計算或根據相關合營企業協議條款釐定，並不須於一年內償還。應付少數股東及合營企業合夥人利息金額為港幣1,609,000元（2003年：港幣1,522,000元）。

卅三 可分派之儲備

本公司於二零零四年六月三十日可分派之儲備為港幣60,897,000元（2003年：港幣83,211,000元）。

卅四 設定提存退休計劃

（甲）本集團按照香港《強制性公積金計劃條例》的規定，為根據香港《僱傭條例》聘用，而且以往不受設定受益退休計劃保障的僱員，設立強制性公積金計劃（「強積金計劃」）。強積金計劃是一個設定提存退休計劃，由獨立的受託人管理。根據強積金計劃，僱主和僱員均須按照僱員相關入息的5%向計劃作出供款；但每月的相關入息上限為港幣2萬元。向計劃作出的供款即時成為既定僱員福利。

（乙）按照中國法規，中國附屬公司均須參加由對其作出管轄的相關市政府所主辦的基本設定提存養老計劃。

國內僱員均可在正常退休年齡獲享相當於其薪金某一固定比例的退休福利。除按僱員薪金、花紅及若干津貼的某一比率計算的年度供款外，本集團毋須就支付基本退休福利承擔其他重大責任。

卅五 權益計酬福利

本公司曾於一九九六年三月十五日採納認購股份期權計劃（「恒基中國認購股份期權計劃」）。本公司於二零零三年十二月一日舉行之股東特別大會上，為遵守香港聯合交易所有限公司證券上市規則（「上市規則」）第十七章新修訂條文之規定，已通過採納認購股份期權新計劃（「認購股份期權新計劃」）及終止恒基中國認購股份期權計劃之普通決議案。本公司不得再根據恒基中國認購股份期權計劃授出股份期權。然而，根據恒基中國認購股份期權計劃授出的尚未行使股份期權，將須繼續受此認購股份期權計劃的條文及上市規則第十七章的新修訂條文規管。自採納認購股份期權新計劃以來，並未有任何人士獲授予此計劃之股份期權。恒基中國認購股份期權計劃及認購股份期權新計劃之概要現載列如下：

（甲）可予認購之最高股份總數

根據恒基中國認購股份期權計劃及本公司任何其他認購股份期權計劃可能會授出之股份期權而可予認購之本公司股份（包括因行使股份期權而發行之本公司股份及當時尚未行使之股份期權可認購之本公司股份）最多不得超過本公司不時之已發行股本（不包括根據恒基中國認購股份期權計劃而發行之本公司股份）10% 之股份數目。

根據認購股份期權新計劃及本公司任何其他認購股份期權計劃可授出之所有股份期權獲行使時可予發行之本公司股份總數，最多不得超過批准認購股份期權新計劃當日已發行股份總數之10%，除非本公司獲得股東批准更新限額。

三十 投資物業重估儲備

	本集團	
	2004	2003
		重列
	港幣千元	港幣千元
於七月一日結存		
—以往呈報	144,238	327,647
—有關遞延税項的前期調整 *(附註二)*	—	(15,467)
—已重列	144,238	312,180
出售投資物業時由投資物業重估儲備盈餘撥轉至綜合損益計算表	(1,202)	(1,937)
投資物業重估虧損(扣除遞延税項後的淨值 *(附註廿六(乙)(i))*)	—	(166,005)
於六月三十日結存	143,036	144,238

卅一 溢利保留

	本集團		本公司	
	2004	2003	2004	2003
		重列		
	港幣千元	港幣千元	港幣千元	港幣千元
於七月一日結存				
—上年度報告	753,517	1,193,434	83,211	44,534
—有關遞延税項的前期調整 *(附註二)*	(44,385)	(40,818)	—	—
—已重列	709,132	1,152,616	83,211	44,534
本年度溢利／(虧損)(2003年：已重列) *(附註十)*	15,752	(398,750)	7,522	83,387
本年度內批准屬於上一年度的股息 *(附註十一(乙))*	(14,903)	(29,807)	(14,903)	(29,807)
本年度已宣派股息 *(附註十一(甲))*	(14,933)	(14,903)	(14,933)	(14,903)
撥轉往資本儲備 *(附註廿九)*	(2,189)	(24)	—	—
於六月三十日結存(2003年：已重列)	692,859	709,132	60,897	83,211
保留溢利如下：—				
本公司及附屬公司	1,161,027	1,136,147		
聯營公司	(468,168)	(427,015)		
	692,859	709,132		

廿七 股本

	股數		票面值	
	2004	2003	2004	2003
	千計	千計	港幣千元	港幣千元
法定股本：—				
普通股每股港幣一元	1,000,000	1,000,000	1,000,000	1,000,000
發行及繳足股本：—				
於七月一日	496,776	496,776	496,776	496,776
根據購股權計劃發行的股本	1,000	—	1,000	—
於六月三十日	497,776	496,776	497,776	496,776

於二零零四年二月二十日及二零零四年二月二十七日，行使期權以認購本公司之普通股1,000,000股，其代價為港幣4,000,000元，其中港幣1,000,000元為股本及餘額港幣3,000,000元(附註廿八)為股份溢價。

廿八 股份溢價

	2004	2003
	港幣千元	港幣千元
於七月一日結存	5,566,402	5,566,402
根據購股權計劃發行的股本 *(附註廿七)*	3,000	—
於六月三十日結存	5,569,402	5,566,402

廿九 資本儲備

		本集團	
	綜合	其他儲備	
	賬項儲備	(附註)	總計
	港幣千元	港幣千元	港幣千元
於二零零二年七月一日	71,079	4,424	75,503
由綜合損益計算表撥轉 *(附註)*	—	24	24
於二零零三年六月三十日	71,079	4,448	75,527
於二零零三年七月一日	71,079	4,448	75,527
由綜合損益計算表撥轉 *(附註)*	—	2,189	2,189
正商譽減值	4,000	—	4,000
於二零零四年六月三十日	75,079	6,637	81,716

附註： 根據中國有關對於全外資公司的條例及守則，全外資公司在年度內需要最少撥轉按中國會計守則計算之除稅後溢利的10%往儲備基金，直至此儲備基金的結存達至該公司註冊資本的50%。

(ii)

	2004 港幣千元	2003 重列 港幣千元
遞延稅項資產	67,585	46,500
由恒基地產之可收回遞延稅項 *(註)*	148,840	148,840
在綜合資產負債表確認的遞延稅項資產淨值	216,425	195,340
在綜合資產負債表確認的遞延稅項負債淨值	(465,500)	(451,100)
	(249,075)	(255,760)

註： 依照一九九六年三月十五日之稅項賠償保證契約，當遞延稅項負債實現時，恒基地產將賠償本集團應佔之中國土地增值稅及中國所得稅負債分別為港幣38,495,000元(2003年：港幣38,495,000元)及港幣110,345,000元(2003年：港幣110,345,000元)(附註九)。

(丙) 未被確認的遞延稅項資產為以下項目：—

(i) *本集團*

	2004		2003	
	稅項虧損 港幣千元	未確認的 遞延稅項資產 港幣千元	稅項虧損 港幣千元	未確認的 遞延稅項資產 港幣千元
稅項虧損的未來利益				
(i) 香港 *(附註甲)*	16,684	2,920	12,157	2,127
(ii) 香港以外 *(附註乙)*	421,284	138,425	200,538	65,756
	437,968	141,345	212,695	67,883

(ii) *本公司*

	2004		2003	
	稅項虧損 港幣千元	未確認的 遞延稅項資產 港幣千元	稅項虧損 港幣千元	未確認的 遞延稅項資產 港幣千元
稅項虧損的未來利益				
(i) 香港 *(附註甲)*	5,906	1,034	4,014	702

由於本集團預計部份附屬公司沒有很大的可能性在將來獲得足夠的溢利以抵扣稅務虧損，因此本集團尚未確認由該等附屬公司之稅務虧損所產生之遞延稅項資產。

附註：

甲：根據現時稅務法例，稅項虧損是沒有逾期的限制。

乙：稅項虧損可與隨後年度之應課稅溢利相抵銷，於該等虧損產生年度起計五年內抵銷。

廿六 綜合資產負債表的所得稅

(甲) 綜合資產負債表內所示之應付所得稅項為：—

	本集團	
	2004	2003
		重列
	港幣千元	港幣千元
本年度香港利得稅準備	880	394
已付暫繳利得稅	(515)	(311)
	365	83
以往年度利得稅準備結餘	7,742	7,660
應付海外稅項	205,574	243,164
	213,681	250,907

(乙) 已確認遞延稅項資產和負債：—

(i) *本集團*

已在綜合資產負債表確認的遞延稅項(資產)／負債的組成部分和本年度變動如下：

	超逾相關折舊的折舊免稅額	物業估值	支出沖銷及資本化	合併業務之公平價值調整	總值
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
來自下列各項的遞延稅項：					
於二零零二年七月一日					
一以往呈報	—	—	—	—	—
一前期調整	38,000	38,292	36,018	166,800	279,110
一已重列	38,000	38,292	36,018	166,800	279,110
在綜合損益計算表列支／(計入)	13,500	—	(6,558)	—	6,942
在投資物業重估儲備計入 *(附註三十)*	—	(30,292)	—	—	(30,292)
於二零零三年六月三十日(已重列)	51,500	8,000	29,460	166,800	255,760
於二零零三年七月一日					
一以往呈報	—	—	—	—	—
一前期調整	51,500	8,000	29,460	166,800	255,760
一已重列	51,500	8,000	29,460	166,800	255,760
在綜合損益計算表列支／(計入)	11,915	—	(18,600)	—	(6,685)
於二零零四年六月三十日	63,415	8,000	10,860	166,800	249,075

廿四 應付賬項及應付費用

應付貿易賬款包括在應付賬項及應付費用內，其賬齡分析如下：—

	本集團	
	2004	2003
		重列
	港幣千元	港幣千元
貿易賬款：—		
欠款一個月內及按要求還款	3,477	835
欠款一個月後但三個月內	2,507	6,295
欠款三個月後但六個月內	2,433	9,271
欠款六個月後	129,676	145,065
	138,093	161,466
租金及其他按金	24,540	23,233
其他應付賬項	378,734	60,019
	541,367	244,718

以上結餘包括港幣113,688,000元(2003年：港幣112,533,000元)為預算不須在一年內償還。

廿五 同母系附屬公司借款

	本集團	
	2004	2003
	港幣千元	港幣千元
同母系附屬公司借款	890,951	1,128,423

同母系附屬公司借款包括港幣687,249,000元(2003年：港幣915,508,000元)為帶息借款，並按香港銀行同業拆息基準計算，以及不須於一年內償還。餘額為無抵押、免息，並不須於一年內償還。

應收貿易賬款(扣除壞賬準備)之賬齡分析如下：—

	本集團		本公司	
	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元
一個月內到期	28,260	42,645	—	—
逾期一個月但少於三個月	1,611	1,671	—	—
逾期三個月但少於六個月	3,930	4,417	—	—
逾期超過六個月	100,781	173,869	—	—
	134,582	222,602	—	—
預付費用、按金及其他應收賬款	320,713	305,759	83,439	113,046
	455,295	528,361	83,439	113,046

以上結餘包括港幣340,372,000元(2003年：港幣378,338,000元)預算不在一年內還款。

廿二 現金及現金等價物

	本集團		本公司	
	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元
銀行及其他財務機構存款	118,928	163,653	—	—
銀行存款及現金	221,326	597,098	14	11
資產負債表之現金及現金等價物	340,254	760,751	14	11
銀行透支 *(附註廿三)*	(652)	(1,485)	—	—
綜合現金流量表之現金及現金等價物	339,602	759,266	14	11

廿三 銀行借款及透支

	本集團	
	2004	2003
	港幣千元	港幣千元
銀行借款及透支的償還期列報如下：—		
一年內並已列入流動負債	497,008	332,201
一年後並已列入非流動負債		
一年後但兩年內	900,000	1,350,075
兩年後但五年內	193,375	71,000
	1,093,375	1,421,075
	1,590,383	1,753,276

本集團獲得銀行無抵押貸款額港幣7,029,909,000元(2003年：港幣4,976,932,000元)，其中港幣1,590,383,000元(2003年：港幣1,753,276,000元)已於二零零四年六月三十日使用。

(乙) 包括於流動資產部份之應收分期款(扣除壞賬準備)之賬齡分析如下：—

	本集團	
	2004	2003
	港幣千元	港幣千元
一個月內到期	11,585	19,284
逾期一個月但少於三個月	669	824
逾期三個月但少於六個月	979	1,351
逾期超過六個月	17,769	17,527
	31,002	38,986

十九 購買物業訂金

本集團在國內購買物業訂金為港幣1,177,406,000元(2003年：港幣300,251,000元)。

於二零零二年／二零零三年年度，本集團簽定一主要買賣合約，以美元124,000,000 現金向前聯營公司之股東購入一國內物業。根據於本年度簽定的正式物業買賣合約及貸款轉讓合同，本集團對前聯營公司之部份貸款計港幣332,849,000元用作收購上述物業之部份付款(附註二十)。

二十 應收貸款

	本集團	
	2004	2003
	港幣千元	港幣千元
應收投資公司款	78,689	901,459

應收投資公司款代表：—

(甲) 本集團投資天津「安居」工程項目之貸款為港幣78,689,000元(2003年：港幣205,610,000元)。本集團可享有利息收入、管理佣金及固定投資回報收入；及

(乙) 上年度數字包括本集團向投資公司(其前身為本集團之聯營公司)之貸款為港幣695,849,000元。在年內，本集團收回應收賬款為港幣363,000,000元，餘額將作為購買載列於附註十九之物業之部份付款。

廿一 應收賬款、預付費用及按金

本集團設有特定之信貸政策。於樓宇銷售方面，買家需按買賣合約所訂條款而支付樓價；出租物業的每月租金是由租戶預先繳納。其他貿易應收賬是按個別合約繳款條文而繳付其賬項。應收貿易賬款之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

十五 聯營公司權益

	本集團		本公司	
	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元
無牌價投資				
所佔負債淨值	(375,570)	(315,017)	—	—
貸款予聯營公司	820,355	1,131,272	88	65
來自聯營公司借款	(19,105)	(19,105)	—	—
	425,680	797,150	88	65

主要聯營公司之明細詳列於第167頁。

十六 證券投資

	本集團	
	2004	2003
	港幣千元	港幣千元
投資證券 — 股本證券		
在香港以外地區上市	20,314	20,314
非上市	53,461	53,464
總額	73,775	73,778
上市投資證券市值	28,966	20,331

十七 待發展之物業

	本集團	
	2004	2003 重列
	港幣千元	港幣千元
香港以外之中國境內	3,804,700	3,425,956

以上結餘包括經董事局考慮及根據黃浩明先生之二零零四年九月二十日為本集團部份待發展之物業的估值報告而評估之可變現淨值為港幣678,400,000元(2003年：港幣1,276,249,000元)之待發展物業。

十八 應收分期款

(甲) 此乃自結算日起十二個月後應收分期款之樓價，結算日後十二個月內之應收分期款，已列入流動資產內。

物業賬面淨值的分析如下：—

	本集團	
	2004 港幣千元	2003 港幣千元
位於香港境外並簽有中期租約	3,183,383	3,186,152

本集團之投資物業已於二零零四年六月三十日由本集團之專業估價師黃浩明先生(香港測量師學會資深會員)進行重估。重估乃以租金淨收入並且考慮到物業市場潛在租金變化作為計算公開市值為評估基準。

本集團在營運租約下所出租的投資物業，一般租約期初步為一年至十年，並且有權選擇在到期日後續期，屆時所有條款均可重新商定。租賃付款額通常會逐年遞增以反映市場租值。各項經營租賃均不包括或然租金。

本集團作為營運租約下所出租的投資物業的賬面值為港幣3,180,911,000元(2003年：港幣3,183,600,000元)。

本集團在未來根據不可撤銷的營運租約而應收的最少出租收入總額如下：—

	本集團	
	2004 港幣千元	2003 港幣千元
一年內	39,615	42,021
一年後及五年內	77,258	62,027
五年後	77,489	83,630
	194,362	187,678

十四 附屬公司權益

	本公司	
	2004 港幣千元	2003 港幣千元
非上市股份，成本值	1	1
貸款予附屬公司	6,071,781	6,064,742
減：減值撥備	(22,978)	(12,648)
	6,048,804	6,052,095
來自附屬公司借款	(3,930)	(18,244)
	6,044,874	6,033,851

主要附屬公司之明細詳列於第162頁至166頁。

(乙) 屬於上一財政年度，並於本年度核准及支付的股息

	本公司	
	2004 港幣千元	2003 港幣千元
屬於上一財政年度，並於本年度核准及支付末期股息每股港幣3仙 (2003年：每股港幣6仙)	14,903	29,807

十二 每股盈利／(虧損)

每股盈利／(虧損) 乃按股東應佔溢利港幣15,752,000元 (2003 年重列：虧損港幣398,750,000元)，並按年度內已發行普通股之加權平均數497,113,637股 (2003年：已發行普通股496,776,205股) 計算。於二零零四年年度並無潛在攤薄之每股盈利及於二零零三年年度並無潛在攤薄之每股虧損。

十三 固定資產

本集團

	土地及樓宇 港幣千元	租賃物業裝修 港幣千元	傢具、裝置及辦公室設備 港幣千元	車輛及遊艇 港幣千元	小計 港幣千元	投資物業 港幣千元	總值 港幣千元
成本值或估值：—							
二零零三年七月一日	3,312	14,394	33,106	25,643	76,455	3,183,600	3,260,055
添置	—	5,554	1,006	309	6,869	—	6,869
出售	—	—	(501)	(15,220)	(15,721)	(2,689)	(18,410)
二零零四年六月三十日	3,312	19,948	33,611	10,732	67,603	3,180,911	3,248,514
代表：—							
成本值	3,312	19,948	33,611	10,732	67,603	—	67,603
估值：二零零四年	—	—	—	—	—	3,180,911	3,180,911
	3,312	19,948	33,611	10,732	67,603	3,180,911	3,248,514
累計折舊：—							
二零零三年七月一日	760	9,351	24,305	24,278	58,694	—	58,694
本年度折舊	80	1,650	2,861	366	4,957	—	4,957
出售資產撥回	—	—	(134)	(15,188)	(15,322)	—	(15,322)
二零零四年六月三十日	840	11,001	27,032	9,456	48,329	—	48,329
賬面淨值：—							
二零零四年六月三十日	2,472	8,947	6,579	1,276	19,274	3,180,911	3,200,185
二零零三年六月三十日	2,552	5,043	8,801	1,365	17,761	3,183,600	3,201,361

(乙) 稅項支出和會計虧損按適用稅率計算的對賬：—

	本集團	
	2004	2003
		重列
	港幣千元	港幣千元
除稅前經常業務之虧損	(12,477)	(367,300)
按照在相關國家獲得溢利的適用稅率計算除稅前經常業務之虧損的名義稅項	13,182	(124,560)
不可扣減支出的稅項影響	29,865	170,620
毋須計稅收入的稅項影響	(129,461)	(55,291)
未使用而且未確認的可抵扣虧損的稅項影響	90,286	66,647
使用可抵扣虧損的稅項影響	(26)	—
稅項退回及以往年度少計／(超撥) 準備	155	(18,423)
稅項賠償保證	(22)	(525)
實際稅項支出	3,979	38,468

九　稅項賠償保證

稅項賠償保證為根據與恒基兆業地產有限公司(「恒地」) (中間控股公司) 於一九九六年三月十五日之賠償保證契約，因本集團出售任何於一九九五年十二月三十一日所持有的物業權益(「物業權益」) 而應繳之中國所得稅及中國土地增值稅從該公司取得之賠償保證。而有關稅項只應來自下列兩者之差額：(i)有關物業權益於一九九五年十二月三十一日由戴德梁行 (前身為梁振英測量師行) 對本集團的物業權益進行估值(「估值」) 中所應佔的價格；及(ii)該等物業權益在截至一九九五年十二月三十一日已產生之應佔費用與該等物業權益應佔之未付土地成本、未付土地溢價及未付遷置、清拆及公共配套設施等費用及其他可扣除費用等之總額。計算時乃假設該等物業權益按其在估值所應佔的價值出售，並以現行稅率及中國所得稅法及中國土地增值稅法為依據。

十　股東應佔溢利／(虧損)

股東應佔溢利／(虧損) 中之溢利港幣7,522,000元 (2003年：港幣83,387,000元) 已計入本公司賬項內。

十一 股息

(甲) 本年度股息

	本公司	
	2004	2003
	港幣千元	港幣千元
已宣派及支付中期股息每股港幣3仙 (2003年：每股港幣3仙)	14,933	14,903
於結算日後建議分派末期股息每股港幣3仙 (2003年：每股港幣3仙)	14,933	14,903
	29,866	29,806

於結算日後建議分派的末期股息尚未在結算日確認為負債。

八　綜合損益計算表的所得稅

(甲) 綜合損益計算表所示的所得稅為：—

	本集團	
	2004	2003 重列
	港幣千元	港幣千元
本公司及其附屬公司		
本期稅項－香港利得稅準備		
本年度稅項	880	394
以往年度少計準備	214	6
	1,094	400
本期稅項－海外		
本年度稅項	5,684	39,163
以往年度超撥準備	(59)	(5,975)
以往年度海外稅項退回	—	(102)
	5,625	33,086
遞延稅項		
暫時差異的產生和轉回	(6,685)	6,942
	34	40,428
聯營公司		
本年度稅項	3,967	10,917
以往年度海外稅項退回	—	(12,352)
	3,967	(1,435)
稅項賠償保證 *(附註九)*	(22)	(525)
	3,979	38,468

二零零四年度的香港利得稅準備是按本年度的估計應評課稅溢利以17.5% (2003年：17.5%) 的稅率計算。

香港以外稅項準備乃按本年內之適用稅率就年內在有關境外稅務司法管轄區賺取之估計應課稅溢利計算。

(乙) **員工成本**

	本集團	
	2004 港幣千元	2003 港幣千元
設定提存計劃供款	2,119	1,636
員工薪金、工資及其他福利	62,051	60,866
	64,170	62,502
減：撥充資本化成本之數額(包括設定提存計劃供款港幣776,000元(2003年：港幣850,000元))	20,521	18,981
	43,649	43,521

(丙) **其他項目**

	本集團	
	2004 港幣千元	2003 港幣千元
折舊	4,957	2,803
減：撥充資本化之數額	443	–
	4,514	2,803
核數師酬金－核數服務	1,957	1,945
出售物業成本	22,593	68,083
物業經營租賃費用	2,853	2,127
減：撥充資本化之數額	2,291	1,464
	562	663
除支銷港幣373,000元(2003年：港幣1,575,000元)後之租金收益	(43,423)	(39,716)
非上市證券股息收入	(13,691)	(4,888)

五　其他（虧損）╱收益淨額

	本集團	
	2004 港幣千元	2003 港幣千元
出售固定資產淨收益╱（虧損）	2,035	(596)
匯兌虧損	(2,565)	(1,729)
出售聯營公司權益淨虧損	−	(78,294)
出售附屬公司權益淨（虧損）╱收益	(343)	99,530
其他	(771)	(26)
	(1,644)	18,885

六　其他營運收入╱（費用）

	本集團	
	2004 港幣千元	2003 港幣千元
物業項目回撥╱（撥備）	264,107	(262,500)
壞賬撇數╱準備	(82,161)	(44,566)
其他	(52,435)	(15,403)
	129,511	(322,469)

七　除税前經常業務之虧損

除税前經常業務之虧損已扣除╱（計入）：－

（甲）**融資成本**

	本集團	
	2004 港幣千元	2003 港幣千元
銀行利息	36,796	42,428
五年內須全部償還之借款利息	3,800	16,828
其他借貸成本	1,607	1,111
借貸成本總額	42,203	60,367
減：撥充資本化之數額*	23,186	43,730
	19,017	16,637

*　*借貸成本已資本化之息率為每年1.68%（2003年：2.50%）。*

(乙) 資產及負債

	物業發展		物業投資		財務		管理及銷售佣金		未能分部		綜合	
	2004	2003 重列	2004	2003 重列	2004	2003 重列	2004	2003 重列	2004	2003 重列	2004	2003 重列
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分部資產	6,723,041	6,190,850	3,250,317	3,264,237	131,225	141,806	51,725	61,275	762,391	1,217,817	10,918,699	10,875,985
聯營公司權益	254,268	(25,450)	170,069	(11,267)	–	832,352	–	–	1,343	1,515	425,680	797,150
資產總值											11,344,379	11,673,135
分部負債	(282,306)	(217,895)	(145,263)	(102,289)	(14,814)	(16,486)	(21,264)	(13,712)	(3,238,235)	(3,478,042)	(3,701,882)	(3,828,424)

(丙) 其他資料

	物業發展		物業投資		財務		管理及銷售佣金	
	2004	2003	2004	2003	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
折舊	1,212	1,317	3,099	1,230	57	57	142	161
資本性支出	836	5,471	6,016	6,588	–	–	13	461
物業項目(回撥)／撥備	(264,107)	262,500	–	–	–	–	–	–
壞賬撇數／準備	–	31	–	37,436	–	2,945	–	–

由於本集團的運作、資產及負債來自中國以外的地區少於百分之十，故此並無呈列以地區劃分之分析。

四　營業額

本公司乃一投資控股公司，其附屬公司之主要業務包括在中國之物業發展及投資、項目管理、物業管理、財務及投資控股。

營業額包括出售物業收入、租金及利息收入、管理及售樓佣金收入。年內營業額中各項已確認的重要收入類別的數額如下：－

	本集團	
	2004	2003
	港幣千元	港幣千元
出售物業	28,532	91,042
租金收入	43,796	41,291
利息收入	6,406	40,931
管理及售樓佣金	14,595	15,066
	93,329	188,330

三　分部資料

分部資料是按本集團的業務分部作出呈述。由於業務分部資料對本集團的內部財務匯報工作意義較大，故被選為報告分部信息的主要形式。

本集團的主要業務分部如下：－

物業發展	－	物業發展和銷售
物業投資	－	出租物業所產生之租金收入
財務	－	提供財務借貸所產生之利息收入
管理及銷售佣金	－	提供物業管理服務所產生之管理費收入

(甲) 收入及業績

	物業發展		物業投資		財務		管理及銷售佣金		未能分部		綜合	
	2004	2003 重列	2004	2003 重列	2004	2003 重列	2004	2003 重列	2004	2003 重列	2004	2003 重列
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額	28,532	91,042	43,796	41,291	6,406	40,931	14,595	15,066	–	–	93,329	188,330
對外收入	28,532	91,042	43,796	41,291	6,406	40,931	14,595	15,066	–	–	93,329	188,330
分部業績	228,959	(191,934)	(122,847)	(124,317)	6,258	37,835	7,032	(3,462)	(77,820)	(8,123)	41,582	(290,001)
經營溢利／(虧損)											41,582	(290,001)
融資成本											(19,017)	(16,637)
											22,565	(306,638)
應佔聯營公司虧損減溢利	(26,734)	(25,388)	(8,105)	(35,503)	–	–	–	–	(203)	229	(35,042)	(60,662)
除稅前經常業務之虧損											(12,477)	(367,300)
所得稅											(3,979)	(38,468)
除稅後經常業務之虧損											(16,456)	(405,768)
少數股東權益											32,208	7,018
股東應佔溢利／(虧損)											15,752	(398,750)

(亥) **分部報告**

分部是指本集團內可明顯區分的組成部份，並且負責提供單項或一組相關的產品或服務(業務分部)，或在一個特定的經濟環境中提供產品或服務(地區分部)，並且承擔着不同於其他分部的風險和回報。

按照本集團的內部財務報告模式，本集團選擇以業務分部為報告分部信息的主要形式，而地區分部則是次要的分部報告形式。

分部收入、支出、業績、資產及負債包含直接歸屬某一分部，以及可按合理的基準分配至該分部的項目的數額。例如，分部資產可能包括存貨、應收賬款及物業、機器及設備。分部收入、支出、資產及負債包含須在編製綜合賬項時抵銷的集團內部往來的餘額和集團內部交易；但同屬一個分部的集團企業之間的集團內部往來的餘額和交易則除外。分部之間的轉移事項定價按與其他外界人士相若的條款計算。

分部資本開支是指在期內購入預計可於超過一個會計期間使用的分部資產(包括有形和無形資產)所產生的成本總額。

未能分配至分部的項目主要包括財務及企業資產、帶息貸款、借款、企業和融資支出及少數股東權益。

二　會計政策變動

於以往年度，遞延稅項負債是就收益及支出的會計與稅務處理方法之間，由所有重大時差所產生而相當可能於可見將來實現的稅項影響，以負債法計提準備。同時，遞延稅項資產也只會在合理確定可實現時才會確認。

由二零零三年七月一日起，為了符合香港會計師公會頒佈的《會計實務準則》第12號(經修訂)「所得稅」的規定，本集團在遞延稅項方面採用載列於附註一(巳)所載的新會計政策，並追溯採用這項新的會計政策。

由於採用該項新政策，於二零零三年七月一日及二零零二年七月一日的股東權益已重列並分別減少港幣44,385,000元，包括保留溢利港幣44,385,000元及投資物業重估儲備港幣零元；及港幣56,285,000元包括保留溢利港幣40,818,000元及投資物業重估儲備港幣15,467,000元。由於該項政策的轉變，截至二零零四年六月三十日止年度於綜合損益賬及投資物業重估儲備的遞延稅項影響，在扣除少數股東權益後分別為增加溢利港幣10,085,000元(2003年：減少溢利港幣3,567,000元)及增加投資物業重估儲備港幣零元(2003年：港幣15,467,000元)。

2　*經營租賃的租金收入*

經營租賃的租金收入在租賃期所涵蓋的會計期間內，以等額在損益計算表確認，但如有其他基準能更清楚地反映租賃資產所產生的收益模式則除外。經營租賃協議所涉及的激勵措施均在損益計算表中確認為應收租賃淨付款總額的組成部份，或然租金在其產生的會計期間內確認為收入。

3　*利息收入*

銀行存款及分期款之利息收入乃按本金及有關之息率以時間分配基準計算。

4　*管理及銷售佣金收入*

管理及銷售佣金收入在提供該等有關服務後始入賬。

5　*股息*

－　非上市投資股息收入乃於股東收取股息之權利確定時確認。

－　上市投資股息收入於該等投資之股價不帶股息時確認。

(申) **外幣之換算**

年內的外幣交易按交易日的匯率換算為港幣。以外幣為單位的貨幣資產及負債則按資產負債表結算日的匯率換算為港幣。匯兌盈虧均撥入損益表處理。

海外企業的業績按年內的平均匯率換算為港幣；資產負債表項目則按結算日的匯率換算為港幣。所產生的匯兌差額作為儲備變動處理。

在出售海外企業時，與該海外企業有關的累計匯兌差額會在計算出售的溢利或虧損時包括在內。

(酉) **借貸成本**

除直接用作建設而需要相當長時間才可投入原定用途或銷售的資產的借貸成本予以資本化外，其他借貸成本均在發生期間計入損益計算表。

(戌) **關連人士**

就本賬項而言，如果本集團有權直接或間接監控另一方人士或對另一方人士的財務及經營決策作出重要影響，或另一方人士有權直接或間接監控本集團或對本集團的財務及經營決策作出重要的影響，或本集團與另一方人士均受制於共同的監控或共同的重要影響下，便會被視為關連人士。關連人士可以是個別人士或其他實體。

遞延所得稅資產的賬面金額會在每個結算日評估。如果本集團預期不再可能獲得足夠的應課稅溢利予以抵扣相關的稅務利益，該遞延所得稅資產的賬面金額便會調低；但是如果日後又可能獲得足夠的應課稅溢利，有關減額便會轉回。

4　本期和遞延所得稅結餘及其變動額會分開列示，並且不予抵銷。本期和遞延所得稅資產只會在本公司或本集團有法定行使權以本期所得稅資產抵銷本期所得稅負債，並且符合以下附帶條件的情況下，才可以分別抵銷本期和遞延所得稅負債：

- 本期所得稅資產和負債：本公司或本集團計劃按淨額基準結算，或同時變現該資產和清償該負債；或

- 遞延所得稅資產和負債：這些資產和負債必須與同一稅務機關就以下其中一項徵收的所得稅有關：

  - 同一應課稅實體；或

  - 不同的應課稅實體。這些實體計劃在日後每個預計有大額遞延所得稅負債需要清償或大額遞延所得稅資產可以收回的期間內，按淨額基準實現本期所得稅資產和清償本期所得稅負債，或同時變現該資產和清償該負債。

(午) **準備及或然負債**

倘若本公司或本集團須就已發生的事件承擔法律或推定義務，而履行該義務預期會導致含有經濟效益的資源外流，並可作出可靠的估計，便會就該時間或數額不定的負債計提準備。如果貨幣時間價值重大，則按預計履行義務所需資源的現值計列準備。

倘若含有經濟效益的資源外流的可能性較低，或是無法對有關數額作出可靠的估計，便會將該義務披露為或然負債，但假如這類資源外流的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的潛在義務，亦會披露為或然負債，但假如這類資源外流的可能性極低則除外。

(未) **收益確認**

收入是在經濟效益可能會流入本集團，以及能夠可靠地計算收入和成本(如適用)時，根據下列方法在損益計算表內確認：－

1　*出售物業收益*

出售物業所得之收益及就分期樓宇款計算之利息均於物業出售之日或有關政府當局發給之建築完成證明書之日，兩者之較後日期入賬。在確認出售物業收益前所收取的銷售訂金及分期樓宇款均作應付賬項及應付費用記入資產負債表。

3　*設定提存計劃*

本集團作出的設定提存計劃供款，均於產生時在損益計算表列支；但已計入尚未確認為開支的待發展物業、發展中物業和待出售之建成物業的數額除外。倘若部份僱員在可全數獲享供款的利益前退出計劃而被沒收供款，則供款額或會減少。

4　*股份期權*

如本集團不用價款授予僱員可認購公司股份的購股權，在授予日期不會確認僱員福利成本或義務。當購股權被行使時，股東權益按所收取款項的數額增加。

(巳) 所得税

1　本年度所得税包括本期所得税及遞延税項資產和負債的變動。本期所得税及遞延所得税資產和負債的變動均在損益表內確認，但與直接確認為股東權益項目相關的，則確認為股東權益。

2　本期所得税是按本年度應課税收入根據已執行或在結算日實質上已執行的税率計算的預期應付税項，加上以往年度應付税項的任何調整。

3　遞延所得税資產和負債是分別由可抵扣和應課税暫時差異產生。暫時差異是指資產和負債在財務報表上的賬面金額與這些資產和負債的計税基礎的差異。遞延所得税資產也可以由未使用可抵扣税項虧損額和未使用税款抵減而產生。

除了某些有限的特別情況外，所有遞延所得税負債和遞延所得税資產(只限於未來可能有應課税盈利予以抵銷的遞延税項資產)均予確認。支持確認由可抵扣暫時差異所產生遞延所得税資產的未來應課税的溢利包括因轉回目前存在的應課税暫時差異而產生的數額；但這些轉回的差異必須與同一税務機關及同一應課税實體有關，並預期在可抵扣暫時差異預計轉回的同一期間或遞延所得税資產所產生可抵扣税項虧損可向後期或向前期結轉的期間內轉回。在決定目前存在的應課税暫時差異是否足以支持確認由未使用可抵扣税項虧損額和税款抵免所產生的遞延所得税資產時，亦會採用同一準則，即差異是否與同一税務機關及同一應税實體有關，並是否預期在能夠使用未使用可抵扣税項虧損額和税款抵免撥回的同一期間內轉回。

對於不確認為遞延所得税資產和負債的暫時差異是產生自以下有限的例外情況：不可在税務方面獲得扣減的商譽；作為遞延收入處理的負商譽；不影響會計或應税溢利的資產或負債的初始確認(如屬業務合併的一部分則除外)；以及投資附屬公司(如屬應課税差異，只限於本集團可以控制轉回的時間，而且在可預見的將來不大可能轉回的暫時差異；或如屬可抵扣差異，則只限於可能在將來轉回的差異)。

遞延所得税額是按照資產和負債賬面金額的預期實現或清償方式，根據已執行或在結算日實質上已執行的税率計量。遞延所得税資產和負債均不作折讓。

所轉回的減值虧損以假設沒有在往年確認減值虧損而應已釐定的資產賬面金額為限。所轉回的減值虧損在確認轉回的年度內計入損益計算表。

(子) 待發展及發展中物業

待發展及發展中物業均按照可介定成本值，包括借貸成本已撥充發展部份，累計發展費用，原料供應，薪金及其他直接費用，減除經董事局考慮後所需之撥備。

(丑) 發展費用

凡於建築完成証明書簽發前有關之一切建築及其他費用，包括借貸成本及推銷發展物業之費用均列入為待發展及發展中物業之一部份。物業發展完成前之有關借款利息均撥充為資本化成本。

(寅) 待出售之建成物業

在結算日的待出售之建成物業均以成本值或可變現淨值之較低數額入賬。成本值之計算按照此等物業所佔部份之土地成本及樓宇建築開支部份計算。可變現淨值是由管理層根據市場環境而估計。

(卯) 現金等價物

現金及現金等價物包含銀行存款及現金、存放於銀行和其他財務機構的活期存款，以及短期和流動性極高的投資項目。這些項目可以容易地換算為已知的現金數額、所須承受的價值變動風險甚小，並在購入後三個月內到期。就編製現金流量表而言，現金及現金等價物也包括須於接獲通知時償還，並構成本集團現金管理一部份的銀行透支。

(辰) 僱員福利

1　薪金、年度獎金、有薪年假、假期旅遊津貼及各項非貨幣福利令本集團產生的成本，均在本集團僱員提供相關服務的年度內累計。如延遲付款或結算會構成重大的貨幣時間價值，則上述數額須按現值列賬。

2　*強制性公積金計劃*

根據香港《強制性公積金計劃條例》的規定作出的強制性公積金供款，均於產生時在損益計算表列支；但已計入尚未確認為開支的待發展物業、發展中物業和待出售之建成物業的數額除外。

2 *待發展及發展中物業*

待發展及發展中物業不計提折舊準備。

3 *持作自用的土地及樓宇*

持作自用的土地及樓宇根據未屆滿租約年期或四十年(兩者中較短者為準)以直線法計算折舊。

4 *其他固定資產*

其他固定資產均按照成本值減除累計折舊及減值虧損(參閱附註一(癸))後列報。以其估計可用年數以直線折舊法撇銷如下：—

租賃物業裝修、傢具、裝置及辦公室設備	—	五年
車輛及遊艇	—	四至五年

(癸) **資產減值**

本集團在每個結算日審閱內部和外來的信息，以確定下列資產有否出現減值跡象，或是以往確認的減值虧損不復存在或已經減少：—

— 其他固定資產(按重估數額列賬的物業除外)；

— 於附屬公司及聯營公司的投資(根據附註一(丙)及(丁)所引述於附註一(己)入賬的公司除外)；及

— 正商譽(不論是在產生時與儲備抵銷或確認為資產)。

如果出現有減值跡象，便會估計該資產的可收回數額。當資產(包括已直接撥入儲備的正商譽)的賬面金額高於可收回數額時，便會在損益計算表確認減值虧損。

1 *計算可收回數額*

資產的可收回數額以其銷售淨價和使用價值兩者中的較高數額為準。在評估使用價值時，會使用除稅前折讓率將估計未來現金流量折讓至現值。該折讓率應是反映市場當時所評估的貨幣時間價值和該資產的獨有風險。如果資產所產生的現金流入基本上不獨立於其他資產所產生的現金流入，則以能獨立產生現金流入的最小資產類別來釐定可收回數額。

2 *減值虧損轉回*

倘若用以釐定可收回數額的估計發生有利的變化，便會將資產減值虧損轉回；但商譽除外。至於商譽的減值虧損，倘若虧損是由性質獨特及預計不會再出現的特殊外界因素所造成，而且可收回數額的增加明顯是與該特殊因素轉回有關，才會將減值虧損轉回。

2　重估投資物業所產生的變動一般是撥入儲備，但下列情況除外：

- 如果重估產生虧損，而有關虧損額又超過該投資物業組合在這次重估前撥入儲備的金額，則超額部分虧損便會撥入損益計算表；及

- 如果重估產生盈餘，而該投資組合曾經有重估虧損撥入損益計算表，則會按所轉撥虧損額將盈餘撥入損益計算表。

3　在超過現有資產原先評估的表現水平的未來經濟效益很可能流入企業時，與固定資產有關而且已獲確認的其後支出便會加入資產的賬面金額。所有其他其後支出則在產生的期間確認為支出。

4　報廢或出售固定資產所產生的損益以估計出售所得淨額與資產的賬面金額之間的差額釐定，並於報廢或出售當日在損益計算表確認。出售投資物業時，早前記入投資物業重估儲備的有關盈餘或虧損部份亦會轉入該年度的損益計算表內。

(辛) **租賃資產**

由承租人承擔所有權的絕大部分相關風險及回報的資產租賃歸類為融資租賃。出租人並未轉讓所有權的全部相關風險及回報的資產租賃，則歸類為經營租賃。

1　*用作經營租賃的資產*

如屬本集團以經營租賃出租資產的情況，則有關的資產會按性質列入資產負債表，並在適當的情況下，按附註一(壬)所載本集團的折舊政策計算折舊。減值虧損按照附註一(癸)所述的會計政策入賬。經營租賃所產生的收入則根據附註一(未)2所載本集團確認收入的政策確認。

2　*經營租賃費用*

如屬本集團透過經營租賃使用資產的情況，則根據租賃作出的付款會在租賃期所涵蓋的會計期間內，以等額在損益表扣除；但如有其他基準能更清楚地反映租賃資產的收益模式則除外。經營租賃協議所涉及的激勵措施均在損益表中確認為租賃淨付款總額的組成部分。或有租金在其產生的會計期間內在損益表扣除。

(壬) **折舊**

1　*投資物業*

由於個別物業在估值當日已考慮該物業之狀況並已計算在估值內，租賃期尚餘超過二十年之投資物業不予折舊。

為限）則按應計折舊／攤銷的非貨幣資產的加權平均可用年限，在綜合損益計算表內確認。然而，如尚餘的負商譽數額高於所收購非貨幣資產公平價值，這部份負商譽便會即時在綜合損益計算表內確認。

至於尚未在綜合損益計算表內確認的任何負商譽：

– 如為受控制附屬公司，有關的負商譽會在綜合資產負債表內列示為資產的減項，與正商譽屬於同一個資產負債表類別；及

– 如為聯營公司，有關的負商譽會計入聯營公司權益中。

如於年內出售受控制附屬公司或聯營公司，以往未在綜合損益計算表攤銷或以往作為集團儲備變動處理的應佔購入商譽的數額，均在計算出售的溢利或虧損時包括在內。

（己）**證券投資**

本集團就證券投資（於附屬公司及聯營公司的投資除外）的政策如下：–

1 持續持有作同一長期用途的投資是歸類為「投資證券」。投資證券是以成本減去任何減值準備後記入資產負債表。除非有證據證明減值屬於臨時性質，否則，當公平價值下跌至低於賬面金額時，便會提撥減值準備，並在損益計算表內確認為支出。這些準備是就各項投資個別釐定。

2 在引致減值或銷記的情況及事項不再存在，並有具説服力的憑證顯示新的情況及事項將會在可預見將來持續下去時，便會撥回就持有投資證券的賬面金額提撥的減值準備。

3 所有其他證券均以公平價值記入資產負債表。公平價值的變動在產生時在損益計算表內確認。

4 出售證券投資的溢利或虧損是按估計出售收入淨額與投資賬面金額之間的差額釐定，並在產生時記入損益計算表。

（庚）**固定資產**

1 固定資產是按下列基準記入資產負債表內：

– 租賃期尚餘超過二十年的投資物業按每年本集團之合資格估值師及最少每三年由外聘的合資格估值師所評估的公開市值記入資產負債表；

– 自用土地與樓宇是以成本減累計折舊記入資產負債表（參閱附註一（壬））及減值虧損（參閱附註一（癸））；及

– 其他固定資產以成本減去累計折舊（參閱附註一（壬））及減值虧損（參閱附註一（癸））後記入資產負債表。

(丁) **聯營公司**

聯營公司是指本集團或本公司對其管理層發揮重大影響力的公司，包括參與其財務及經營決策，但不是控制或聯合控制管理層。

於聯營公司的投資是按權益法記入綜合賬項，並且先以成本值入賬，然後就本集團佔該聯營公司淨資產在收購後的變動作出調整。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或是長期在嚴格限制條件下經營，以致其向本集團轉移資金的能力嚴重受損，則這些投資會按附註一(己)入賬。綜合損益計算表反映出年內本集團所佔聯營公司於收購後的業績，包括按照附註一(戊)在本年度列支或計入的正商譽或負商譽的任何攤銷。當本集團對聯營公司虧損的承擔額超出本集團於該聯營公司的賬面金額時，賬面金額將會減至零，並且不再確認其他虧損；但如本集團須向該聯營公司承擔義務則除外。

本集團與各聯營公司之間交易所產生的未變現損益，均按本集團於聯營公司所佔的權益比率抵銷；但假如未變現虧損顯示已轉讓資產出現減值，則這些未變現虧損即時在綜合損益計算表內確認。

本公司資產負債表所示於聯營公司的投資，是按成本減去減值虧損後入賬(參閱附註一(癸))。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或是長期在嚴格限制條件下經營，以致其向本集團轉移資金的能力嚴重受損，則這些投資會按附註一(己)入賬。

(戊) **商譽**

編製綜合賬項時產生的正商譽是指投資成本超過本集團佔所收購可分資產與負債公平價值的數額。就受控制附屬公司而言：

- 對於在二零零一年七月一日之前作出的收購，正商譽與儲備抵銷，並且減去已在損益計算表確認的減值虧損(參閱附註一(癸))之數；及

- 對於在二零零一年七月一日或之後作出的收購，正商譽是按其預計可用年限，以直線法在綜合損益計算表內攤銷。正商譽是以成本減去任何累計攤銷及任何減值虧損(參閱附註一(癸))後，記入綜合資產負債表。

至於收購聯營公司方面，正商譽是按其預計可用年限，以直線法在綜合損益計算表內攤銷。正商譽是以成本減去任何累計攤銷及任何減值虧損(參閱附註一(癸))後，計入聯營公司權益中。

收購受控制附屬公司及聯營公司所產生的負商譽是指本集團佔所收購可分資產與負債公平價值超過投資成本的數額。負商譽的入賬方法如下：

- 對於在二零零一年七月一日之前作出的收購，負商譽計入資本儲備；及

- 對於在二零零一年七月一日或之後作出的收購，假如負商譽關乎已在收購計劃中確定及可以可靠地計算，但尚未確認的預計未來虧損和支出，便會在未來虧損和支出確認時，在綜合損益計算表內確認。任何尚餘的負商譽(但以所收購非貨幣資產公平價值

賬目附註

一　主要會計決策

(甲) 遵例聲明

本賬項已按照香港會計師公會頒布所有適用的《香港財務報告準則》包括所有適用的《會計實務準則》及解釋、香港公認會計原則及香港《公司條例》的規定編製。本賬項同時亦符合適用的《香港聯合交易所有限公司證券上市規則》披露規定。本集團採用的主要會計政策概述如下。

(乙) 賬項編製基準

除投資物業按重估值(見下文所載的會計政策)外，本賬項是以歷史成本作為編製基準。

(丙) 附屬公司

按照香港《公司條例》的規定，附屬公司是指本集團直接或間接持有其過半數已發行股本，或控制其過半數投票權，或控制其董事會組成的公司。本公司有權直接或間接管轄其財務及經營政策，以透過其活動得益的附屬公司，均視為受本公司控制。

集團於受控制附屬公司的投資均在綜合賬項中綜合計算。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或受控制附屬公司是長期在嚴格限制條件下經營，以致其向本集團轉移資金的能力嚴重受損，則這些投資會按附註一(己)入賬。

集團公司間結存及交易和集團公司間交易所產生的任何未變現溢利，均在編製綜合賬項時悉數抵銷。集團公司間交易所產生的未變現虧損的抵銷方法與未變現收益相同，但只限於無法證明已出現減值的數額。

於結算日的少數股東權益是指並非由本公司直接或透過附屬公司間接擁有的股權所佔附屬公司資產淨值的部分；這些權益在綜合資產負債表內是與負債及股東權益分開列示。少數股東所佔本集團本年度業績的權益在綜合損益計算表內亦會分開列示。

如果少數股東應佔的虧損超過其所佔附屬公司資產淨值的權益，超額部分和任何歸屬於少數股東的進一步虧損便會沖減本集團所佔權益；但如少數股東須承擔具有約束力的義務並有能力彌補虧損則除外。附屬公司的所有其後溢利均會分配予本集團，直至本集團收回以往承擔的少數股東應佔虧損為止。

在本公司的資產負債表中，於附屬公司的投資均按成本減去任何減值虧損(參閱附註一(癸))後入賬。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或附屬公司是長期在嚴格限制條件下經營，以致其向本公司轉移資金的能力嚴重受損，則這些投資會按附註一(己)入賬。

	附註	2004 港幣千元	2003 重列 港幣千元
投資活動			
出售固定資產		3,548	1,335
購入固定資產		(1,315)	(6,421)
增持附屬公司權益		(55,791)	–
出售附屬公司權益	(甲)	–	276,373
聯營公司還款		110,917	18,264
收回應收貸款		489,921	–
出售投資證券收入		3	–
利息收入		8,647	8,502
收聯營公司股息		21,544	70,199
收非上市證券股息		13,691	4,888
投資活動所得的現金淨值		591,165	373,140
融資活動			
新增銀行貸款		3,760,113	1,995,478
償還銀行貸款		(3,922,173)	(2,066,863)
少數股東科款		34,123	6,860
利息支出		(37,191)	(43,918)
付股息		(10,327)	(15,443)
根據購股權計劃發行股份所得款項		4,000	–
融資活動所用的現金淨值		(171,455)	(123,886)
現金及現金等價物(減少)／增加淨值		(419,664)	365,629
於七月一日之現金及現金等價物		759,266	393,637
於六月三十日之現金及現金等價物	廿二	339,602	759,266

綜合現金流量表附註

(甲) **出售附屬公司權益**

	2004 港幣千元	2003 港幣千元
出售附屬公司資產淨值／出售後淨現金流入：－		
出售待發展物業	–	176,843
出售之淨收益	–	99,530
出售所得的現金總值	–	276,373

第131頁至167頁的賬項之附註屬本賬項之一部份，應同時參閱。

綜合現金流量表

截至二零零四年六月三十日止年度

	附註	2004 港幣千元	2003 重列 港幣千元
經營活動			
除税前經常業務之虧損		(12,477)	(367,300)
調整項目：			
－利息支出		17,410	15,526
－利息收入		(6,406)	(40,931)
－折舊		4,514	2,803
－非上市證券股息收入		(13,691)	(4,888)
－壞賬撇數／準備		82,161	44,566
－物業項目(回撥)／撥備		(264,107)	262,500
－應佔聯營公司虧損減溢利		35,042	60,662
－出售固定資產淨(收益)／虧損		(2,035)	596
－出售附屬公司權益淨虧損／(收益)		343	(99,530)
－出售聯營公司權益淨虧損		－	78,294
－正商譽減值		4,000	－
營運資金變動前經營虧損		(155,246)	(47,702)
增加待發展之物業		(104,286)	(26,933)
減少應收分期款		17,441	60,805
增加發展中物業		(108,820)	(43,711)
減少待出售之建成物業		22,593	66,885
增加購買物業訂金		(544,306)	－
減少／(增加)應收賬項、預付費用及按金		31,060	(37,651)
增加／(減少)應付賬項及應付費用		51,166	(10,461)
增加／(減少)租約及其他按金		1,307	(1,233)
(減少)／增加同母系附屬公司借款		(35,966)	164,779
經營業務(所用)／產生的現金		(825,057)	124,778
所得税			
－付香港利得税		(730)	(317)
－海外税項撥回		－	102
－付海外税項		(43,215)	(12,419)
－收回税項賠償保證		29,628	4,231
經營活動(所用)／所得的現金淨值		(839,374)	116,375

綜合權益變動表

截至二零零四年六月三十日止年度

	附註	2004 港幣千元	2003 重列 港幣千元
於七月一日之股東權益			
一以往呈報		7,036,460	7,659,762
一修訂遞延所得稅的會計政策所產生的前期調整	二、三十及卅一	(44,385)	(56,285)
一已重列		6,992,075	7,603,477
投資物業重估虧損(扣除遞延稅項後的淨值)			
一以往呈報			(181,472)
一修訂遞延所得稅的會計政策所產生的前期調整	二		15,467
一投資物業重估虧損(扣除遞延稅項後的淨值)(2003年:已重列)	三十	–	(166,005)
在綜合損益計算表未確認的淨虧損		–	(166,005)
年度淨溢利／(虧損)			
一以往呈報			(395,183)
一修訂遞延所得稅的會計政策所產生的前期調整	二		(3,567)
一年度淨溢利／(虧損)(2003年:已重列)	卅一	15,752	(398,750)
出售投資物業時由投資物業重估儲備盈餘撥轉至綜合損益計算表	三十	(1,202)	(1,937)
正商譽減值	廿九	4,000	–
本年度核准之股息	十一	(29,836)	(44,710)
由股東進行資本交易而產生的股東權益變動:			
一根據購股權計劃發行的股份	廿七及廿八	4,000	–
於六月三十日之股東權益		6,984,789	6,992,075

第131頁至167頁的賬項之附註屬本賬項之一部份，應同時參閱。

	附註	本集團 2004 港幣千元	本集團 2003 重列 港幣千元	本公司 2004 港幣千元	本公司 2003 港幣千元
非流動負債					
銀行借款－無抵押	廿三	1,093,375	1,421,075	–	–
同母系附屬公司借款	廿五	890,951	1,128,423	–	–
遞延稅項負債	廿六(乙)	465,500	451,100	–	–
		2,449,826	3,000,598	–	–
少數股東權益	卅二	657,708	852,636	–	–
		3,107,534	3,853,234	–	–
資產淨值		6,984,789	6,992,075	6,128,075	6,146,389
資本及儲備					
股本	廿七	497,776	496,776	497,776	496,776
股份溢價	廿八	5,569,402	5,566,402	5,569,402	5,566,402
資本儲備	廿九	81,716	75,527	–	–
投資物業重估儲備	三十	143,036	144,238	–	–
溢利保留	卅一	692,859	709,132	60,897	83,211
		6,984,789	6,992,075	6,128,075	6,146,389

第131頁至167頁之附註屬本賬項之一部份，應同時參閱。

資產負債表

二零零四年六月三十日

	附註	本集團 2004 港幣千元	本集團 2003 重列 港幣千元	本公司 2004 港幣千元	本公司 2003 港幣千元
非流動資產					
固定資產	十三				
－投資物業		3,180,911	3,183,600	–	–
－其他固定資產		19,274	17,761	–	–
		3,200,185	3,201,361	–	–
附屬公司權益	十四	–	–	6,044,874	6,033,851
聯營公司權益	十五	425,680	797,150	88	65
證券投資	十六	73,775	73,778	–	–
待發展之物業	十七	3,804,700	3,425,956	–	–
應收分期款	十八(甲)	30,160	39,617	–	–
遞延稅項資產	廿六(乙)	216,425	195,340	–	–
		7,750,925	7,733,202	6,044,962	6,033,916
流動資產					
發展中物業		1,223,785	1,100,509	–	–
待出售之建成物業		287,023	309,616	–	–
購買物業訂金	十九	1,177,406	300,251	–	–
應收貸款	二十	78,689	901,459	–	–
應收賬項、預付費用及按金	廿一	455,295	528,361	83,439	113,046
應收分期款	十八(乙)	31,002	38,986	–	–
現金及現金等價物	廿二	340,254	760,751	14	11
		3,593,454	3,939,933	83,453	113,057
流動負債					
銀行借款及透支－無抵押	廿三	497,008	332,201	–	–
應付賬項及應付費用	廿四	541,367	244,718	340	584
應付所得稅項	廿六(甲)	213,681	250,907	–	–
		1,252,056	827,826	340	584
流動資產淨值		2,341,398	3,112,107	83,113	112,473
資產總值減流動負債		10,092,323	10,845,309	6,128,075	6,146,389

二. 恒基中國集團截至二零零四年六月三十日止年度之經審核綜合財務報表

下列資料乃摘錄自恒基中國集團截至二零零四年六月三十日止年度之經審核綜合財務報表，下列報表之頁次指恒基中國之二零零四年年報之頁次。就下列所載之摘錄而言，「本公司」指恒基中國，而「本集團」則指「恒基中國集團」。

綜合損益計算表

截至二零零四年六月三十日止年度

	附註	2004 港幣千元	2003 重列 港幣千元
營業額	三及四	93,329	188,330
銷售／服務成本		(22,997)	(69,968)
		70,332	118,362
其他收入		14,850	7,207
其他(虧損)／收益淨額	五	(1,644)	18,885
銷售費用		(7,354)	(15,431)
行政費用		(164,113)	(96,555)
其他營運收入／(費用)	六	129,511	(322,469)
經營溢利／(虧損)		41,582	(290,001)
融資成本	七(甲)	(19,017)	(16,637)
	三	22,565	(306,638)
應佔聯營公司虧損減溢利		(35,042)	(60,662)
除税前經常業務之虧損	七	(12,477)	(367,300)
所得税－本公司及其附屬公司	八(甲)	(34)	(40,428)
－聯營公司	八(甲)	(3,967)	1,435
－税項賠償保證	八(甲)及九	22	525
除税後經常業務之虧損		(16,456)	(405,768)
少數股東權益		32,208	7,018
股東應佔溢利／(虧損)	十及卅一	15,752	(398,750)
本年度股息：－	十一		
年內已宣派中期股息		14,933	14,903
於結算日後建議分派末期股息		14,933	14,903
		29,866	29,806
每股盈利／(虧損)	十二	0.03元	(0.80)元

第131頁至167頁之附註屬本賬項之一部份，應同時參閱。

一．三年財務概要

以下為恒基中國集團截至二零零二年、二零零三年及二零零四年六月三十日止三個財政年度各年之經審核綜合業績（摘錄自恒基中國之二零零二年、二零零三年及二零零四年年報）及恒基中國集團截至二零零四年十二月三十一日止六個月之未經審核綜合業績（摘錄自恒基中國之二零零四／二零零五年中期報告）：

	截至十二月三十一日止六個月	截至六月三十日止年度		
	二零零四年	二零零四年	二零零三年 重列	二零零二年
	（未經審核） 港幣千元	（經審核） 港幣千元	（經審核） 港幣千元	（經審核） 港幣千元
營業額	34,667	93,329	188,330	577,612
經營（虧損）／溢利	(13,335)	41,582	(290,001)	158,650
應佔聯營公司溢利／（虧損）	6,683	(35,042)	(60,662)	(7,454)
除税前經常業務之（虧損）／溢利	(8,129)	(12,477)	(367,300)	143,055
所得税	(10,985)	(3,979)	(38,468)	(6,554)
除税後經常業務之（虧損）／溢利	(19,114)	(16,456)	(405,768)	136,501
少數股東權益	7,027	32,208	7,018	(3,615)
股東應佔期／年內（虧損）／溢利	(12,087)	15,752	(398,750)	132,886
股息	14,933	29,866	29,806	59,614
每股（虧損）／盈利（港幣元）	(0.02)	0.03	(0.80)	0.27
每股股息（港幣元）	0.03	0.06	0.06	0.12

附註： 於過去三個財政年度並無特殊項目。

其他資料

恒基中國之數名董事包括李家傑、李兆基、林高演、李鏡禹、梁昇、李家誠、郭炳濠、何永勳、簡福飴及鄺志強亦為恒基地產董事，而阮北耀先生及梁沃光先生亦為若干恒基地產附屬公司董事。因此，該等恒基中國董事可能被視為於該建議擁有之權益，乃有別於恒基中國其他董事之權益。

有關該建議之其他資料載於本文件之各附錄，全部附錄均屬本說明函件之一部分。

股東將採取之行動

本文件隨附適用於法院會議之粉紅色代表委任表格及適用於股東特別大會之白色代表委任表格。

無論　閣下能否親自出席該等會議，務請獨立股東按照隨附之法院會議之粉紅色代表委任表格，以及務請股東按照隨附之股東特別大會之白色代表委任表格上印備之指示填妥及簽署，並將有關表格盡快交回恒基中國之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)。惟在任何情況下，交回之時間不得遲於下列各時間。就法院會議適用之粉紅色代表委任表格而言，務請獨立股東於二零零五年七月二十日(星期三)上午十一時正前交回此代表委任表格，倘未能於上述時間交回，可於法院會議上交予法院會議主席。獨立股東必須於二零零五年七月二十日(星期三)上午十一時三十分前交回股東特別大會之白色代表委任表格，方為有效。隨函附奉列明發信人姓名及地址，並已預付郵資之回郵信封，信封上註明「交回法院會議代表委任表格及／或股東特別大會代表委任表格－恒基中國集團有限公司」，方便股東填妥代表委任表格後，將表格寄回(僅供香港郵寄之用)。填妥及交回該等會議之代表委任表格後，股東仍可親自出席有關會議，並按意願於會上投票。若股東於遞交有關代表委任表格後出席該等會議，則交回之代表委任表格將被視為作廢。

為決定有權出席法院會議並在會上投票之獨立股東身份，以及有權出席股東特別大會並在會上投票之股東身份，由二零零五年七月十八日(星期一)至二零零五年七月二十二日(星期五)(包括首尾兩天)，將暫停辦理股份過戶登記手續。於該段期間內，任何股份之過戶手續均不受理。為符合資格在法院會議及股東特別大會上投票，所有過戶文件連同有關股票，均須不遲於二零零五年七月十五日(星期五)下午四時正交回恒基中國之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心1712-1716號)。

假設所有條件獲達成或獲豁免(如適用)，則該計劃將於生效日期生效。生效日期預期為二零零五年八月十二日(星期五)。有關該等會議之結果，以及(倘決議案於該等會議上獲得通過)最高法院就批准該計劃之呈請之聆訊結果、股份最後買賣日期、記錄時間、生效日期，以及撤銷股份於聯交所上市地位之日期詳情，將另行發表報章公佈。

投票，並已表示，倘該計劃於法院會議上獲批准，則彼等持有之股份將在股東特別大會上投票贊成將提呈以批准該計劃及使其生效之特別決議案。此外，由於除外人士(於本文件之日期，彼等共同實益擁有25,584,095股股份，相當於恒基中國已發行股本約5.14%)及彼等之代名人(該等人士實益擁有之一些股份以其名義登記)根據以上已闡釋之原因，將不會以計劃股東之身分親自或委任代表出席法院會議並於會上投票。雖然該公佈載述，除外人士將在該等會議上就該計劃放棄投票，但鑑於並無任何禁制規限除外人士(不包括胡家驃先生，因在尋求執行人員裁定收購守則第2.4條不適用於該建議時，彼確認不會以股東身份參與有關批准該建議之任何股東會議或於會上投票)出席股東特別大會並於會上投票，除外人士(不包括胡家驃先生)現擬於股東特別大會上投票，並已表示，倘該計劃於法院會議上獲批准，則彼等持有之股份將在股東特別大會上投票贊成將提呈以批准該計劃及使其生效之特別決議案。

該等會議之通告載於本文件第157至160頁。該等會議將於二零零五年七月二十二日(星期五)在有關通告各自所列之時間假座香港中環干諾道中5號香港文華東方酒店松鶴及竹林廳舉行。

要求於股東特別大會上以點票方式表決之程序

根據恒基中國細則第66條細則，於任何股東大會上提呈表決之決議案須以舉手表決方式進行，惟(於宣佈舉手表決結果之前或當時或於撤回就點票提出之任何其他要求時)以有效要求或根據上市規則以點票方式表決則作別論。以點票方式表決之要求可由下列人士提出：

(a) 該大會主席；或

(b) 有權於大會上投票，並親身出席(或倘股東為法團，則由其正式授權代表出席)或由委任代表出席之最少三名股東；或

(c) 有權於大會上投票及持有佔全體股東之投票權總額不少於十分之一，並親身出席(或倘股東為法團，則由其正式授權代表出席)或由委任代表出席之一名或多名股東；或

(d) 一名或多名親自出席大會之股東(或倘股東為法團，則由其正式授權代表出席)或其委任代表，彼等須持有獲賦予可在大會上投票之本公司股份之實繳股款總額不少於附有該等權利之所有股份實繳股款總額十分之一之股份。

一名股東之委任代表(或倘股東為法團，則由其正式授權代表出席)所提出之要求將被視作猶如一名股東所提出之要求。

海外計劃股東

就有關非香港居民之計劃股東而言，彼等可能受彼等所居住司法權區之法律規限。該等計劃股東應自行了解及遵守任何適用之法律或監管規定。所有海外計劃股東均有責任完全遵守有關司法權區有關此等事項之法例，包括取得所需之任何政府批准，外滙管制或其他同意，或辦理其他必要之正式手續，以及支付於該司法權區應付之任何發行、轉讓或其他稅項。

稅項

不論於香港或其他司法權區之計劃股東如對該建議所涉及之稅項，尤其是收取註銷價會否對該等計劃股東構成支付香港或其他司法權區之稅項之責任等事宜有任何疑問，應諮詢彼等之專業顧問。

該等會議

根據最高法院之指示，已召開之法院會議將考慮並酌情通過適當決議案以批准該計劃(不論有否修訂)。就有關最高法院批准該計劃而言，如獲相當於親身出席及於法院會議上投票(親身或委任代表)之大多數計劃股東(其所持股份價值佔所有親身或委任代表出席法院會議及投票之計劃股東所持股份價值為四分之三)對該計劃投贊成票，該項決議案將被視為已獲通過。如以上所闡釋，然而根據收購守則，只有在(i)獨立股東親自或委任代表在法院會議上，透過所持股份之投票權，以最少75%票數批准該計劃；及(ii)在法院會議上投票反對該決議案之票數，不多於全體獨立股東所持所有股份之10%，該決議案方被視為已被通過。根據獨立股東於最後實際可行日期所持有之147,058,133股股份計算，該股份之10%為14,705,813股股份。

緊隨法院會議後，已召開之股東特別大會將考慮及酌情通過一項批准該計劃及使其生效之特別決議案。若股東以大多數(即親自或委任代表出席股東特別大會，並於會上投票之股東最少四分之三)投票批准，則特別決議案將會被通過。全體股東均有權出席股東特別大會並於會上就特別決議案投票。

於本文件之日期，控股人士實益擁有總共325,133,977股股份，相當於恒基中國已發行股本約65.32%。由於所有控股人士均為恒基地產之間接全資附屬公司，該等股份不會構成計劃股份之一部分，因此，不會在為批准該計劃而舉行之法院會議上作代表或投票之用。雖然該公佈載述，控股人士持有之股份將不會在股東特別大會上作投票之用，但鑑於並無任何禁制規限控股人士出席股東特別大會並於會上投票，控股人士現擬於股東特別大會上

該計劃及撤銷股份在聯交所上市地位生效之實際日期，將會以報章公佈方式知會計劃股東。

倘若該計劃不獲批准或撤回或已告失效，則擬維持股份在聯交所之上市地位。

登記及付款

倘若該計劃生效，註銷價之支票將會寄交於記錄時間名列股東名冊之計劃股東。該等支票將於生效日期後十日內寄出。

現建議於緊隨二零零五年八月十一日(星期四)下午四時正(或以報章公佈方式通知計劃股東之其他日期)後停止辦理股份過戶登記手續，以確定根據該計劃獲得註銷價之權利。計劃股東或彼等之所有權繼承人，應確保彼等之股份於停止辦理股份過戶登記手續前以彼等之名義或彼等代名人之名義登記或送交過戶處登記。恒基中國之香港股份過戶登記分處為香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心1712-1716號)。

假設該計劃於二零零五年八月十二日(星期五)生效，預計註銷價之支票將於二零零五年八月二十二日(星期一)或之前寄送計劃股東或彼等指定之人士。根據該計劃規定，於寄出支票後第六個曆月當日或之後，恒基地產有權註消或撤銷當時仍未被兑現或已退回但未被兑現之任何支票之款項，並以恒基中國之名義將該等支票所代表之所有款項存於一間由恒基中國選定位於香港之持牌銀行之存款賬戶內。恒基中國將以信託方式保留該等款項至生效日期起第六年屆滿時，並可在該日期前，自該賬戶支付款項(連同根據該計劃第3(e)項條款該款項之利息)予恒基中國信納為分別有權收取該等款項，且仍未被兑現之支票之收款人。自生效日期起計第六年屆滿時，恒基地產將獲解除根據該計劃作出任何付款之任何進一步責任，而恒基中國其後在扣除任何利息或預扣税或任何其他税項或法律規定之任何其他扣減項目(倘適用)後，以及扣除任何開支後，應把其名下之存款賬戶內當時之款項餘額(如有)，包括其應計利息，轉予恒基地產。

倘若恒基中國之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)並無收到以書面作出之任何相反特定指示，則支票將寄發予於記錄時間名列股東名冊之計劃股東各自之地址，倘為聯名計劃股東，則寄予股東名冊就聯名股權名列首位之聯名持有人之登記地址。所有該等支票將郵寄予有權收取該等支票之人士，風險由彼等自行承擔。恒基地產或恒基中國將不會對遺失或傳遞延誤承擔任何責任。

鑑於恒基地產於該建議之權益，以及下一段所闡釋除外人士與恒基地產間之直接或間接關係，除外人士之全部25,584,095股股份，相當於恒基中國已發行股本約5.14%，雖然構成計劃股份之一部分，但根據收購守則，除外人士被視為與恒基地產一致行動人士，故該等股份不會在法院會議上作代表或投票之用。雖然該公佈載述，除外人士將在該等會議上就該計劃放棄投票，但鑑於並無任何禁制規限除外人士(不包括胡家驃先生，因在尋求執行人員裁定收購守則第2.4條不適用於該建議時，彼確認不會以股東身份參與有關批准該建議之任何股東會議或於會上投票)出席股東特別大會並於會上投票，除外人士(不包括胡家驃先生)現擬於股東特別大會上投票，並已表示，倘該計劃於法院會議上獲批准，則彼等持有之股份將在股東特別大會上投票贊成將提呈以批准該計劃及使其生效之特別決議案。

於最後實際可行日期，Canon International實益擁有24,328,000股股份，胡家驃先生實益擁有544,802股股份及胡家雯女士實益擁有711,293股股份，相當於恒基中國已發行股本分別約4.89%、約0.11%及約0.14%。Canon International乃李佩玲女士(彼為恒基地產董事李兆基博士之女兒及恒基地產董事李家傑先生及李家誠先生之胞姊)最終控制之公司。胡家驃先生為恒基地產非執行董事胡寶星爵士之兒子，亦為其恒基地產之替代董事。胡家雯女士為胡寶星爵士之女兒及胡家驃先生之胞妹。由於彼等與恒基地產之直接或間接關係，根據收購守則，Canon International、胡家驃先生及胡家雯女士均被視為與恒基地產一致行動之人士。

有關恒基中國董事權益之其他資料(不論為此等董事、除外人士、恒基中國股東或其他)及對該計劃之有關影響(只限有別於其他計劃股東類似權益之影響)，載於本文件附錄三第3節「權益披露」內。

股票、買賣及上市

於該計劃生效後，全部計劃股份將會註銷及取消，因此，代表計劃股份之全部股票亦將不再當為有效之所有權文件或證明。

緊接生效日期(預計為二零零五年八月十二日(星期五))後，恒基中國將會向聯交所提出申請，撤銷股份在聯交所之上市地位。在該情況下，預計於二零零五年八月十五日(星期一)股份撤銷在聯交所上市。

幣為單位，而其餘則以人民幣為單位。對於恒基中國集團取得之港幣銀行貸款，貸款利息主要按香港銀行同業拆息率加上若干協定息差計算，故該等銀行貸款是浮息性質。至於以人民幣為單位之銀行借貸，則與中國人民銀行不時公佈之商業貸款適用之標準利率掛鈎。

於二零零四年六月三十日，恒基中國集團之股東權益約為港幣6,985,000,000元（二零零三年已重列：港幣6,992,000,000元）。恒基中國集團擁有龐大資金基礎，以及財務狀況穩健，而淨借貸額亦保持於低水平。由於恒基中國集團具備充裕庫存現金及已承諾之銀行貸款，故擁有足夠財務資源以配合持續經營和未來業務發展之資金需要。

未來意向

恒基地產無意出售或促使任何控股人士出售任何彼等於恒基中國之實益權益，亦無意於該建議進行後終止恒基中國集團之任何業務。恒基地產擬於該建議進行後，繼續恒基中國集團之現有業務。

恒基中國董事已確認，於恒基中國私有化後，除日常業務運作需要外，彼等無意在不久將來對現有業務作出任何重大改變。

不論該建議是否進行，恒基中國董事無意對現有業務或恒基中國集團之員工聘用作出任何重大改變，或對固定資產作出任何重大重新調配。

恒基中國董事擬於該計劃獲實施後撤銷股份於聯交所之上市地位，及倘該計劃不獲批准、被撤回或失效時維持上市地位。

有關控股人士、除外人士及恒基中國董事之權益之資料

於本文件之日期，控股人士實益擁有總共325,133,977股股份，相當於恒基中國已發行股本約65.32%。由於所有控股人士均為恒基地產之間接全資附屬公司，該等股份不會構成計劃股份之一部分，因此，不會在為批准該計劃而舉行之法院會議上作代表或投票之用。雖然該公佈載述，控股人士持有之股份將不會在股東特別大會上作投票之用，但鑑於並無任何禁制規限控股人士出席股東特別大會並於會上投票，控股人士現擬於股東特別大會上投票，並已表示，倘該計劃於法院會議上獲批准，則彼等持有之股份將在股東特別大會上投票贊成將提呈以批准該計劃及使其生效之特別決議案。

資產淨值

於二零零四年十二月三十一日，恒基中國集團之資產淨值約為港幣6,951,000,000元，相當於每股股份約港幣13.96元。經調整資產淨值約為港幣6,228,000,000元，相當於每股股份約港幣12.51元。經調整資產淨值之詳情載於本文件附錄一第7節。

股息

恒基中國宣派及於二零零四年十二月八日支付末期股息每股港幣0.03元。恒基中國宣派及於二零零五年四月二十一日支付中期股息每股港幣0.03元。

流動資金及財務資源

於二零零四年六月三十日，根據淨銀行借貸總額並以恒基中國集團之股東資金比率計算，恒基中國集團之資本負債比率為17.9%（二零零三年重列：14.2%）。

於二零零四年六月三十日，經扣除持有現金約港幣340,000,000元，恒基中國集團之淨銀行借貸總額約為港幣1,250,000,000元。恒基中國集團之所有借貸均為無抵押，並主要按有承諾條款取得。於過去兩個財政年度結束時，以及截至二零零四年十二月三十一日止六個月之完結日，恒基中國集團尚未清還之銀行貸款及借貸到期組合分別概述如下：

	於十二月三十一日	於六月三十日	
	二零零四年	二零零四年	二零零三年
	港幣千元	港幣千元	港幣千元
應償還銀行貸款及借貸：			
一年內	622	497,008	332,201
一年後但兩年內	1,733,172	900,000	1,350,075
兩年後但五年內	208,705	193,375	71,000
銀行貸款及借貸總額	1,942,499	1,590,383	1,753,276
減：銀行及庫存現金	(211,152)	(340,254)	(760,751)
淨銀行借貸總額	1,731,347	1,250,129	992,525

於上一財政年度，恒基中國集團之利息開支錄得約港幣41,000,000元（二零零三年：港幣59,000,000元），並因低利率環境而出現大幅減少。恒基中國集團之大部分銀行借貸以港

(iii) 恒基中國集團於捷昇發展置業（上海）有限公司(Perfect Top Development Real Estate (Shanghai) Co., Ltd.)（「捷昇」）之100%權益。捷昇之主要業務為持有位於上海市閘北區恒豐路與裕通路交滙處天目西路147-2及147-3號之地塊（即本文件附錄二估值概要之第10號物業權益）。

以上第(i)至(iii)項所指之建議出售統稱為「建議出售」，而建議出售及出售146號則統稱為「該等出售」。除了出售146號外，有關建議出售之條款與條件（包括實質代價）並無最終訂立，故建議出售可能或未必進行。

根據收購守則第4條，受要約公司之董事局一經接獲真正之要約，或當受要約公司之董事局有理由相信可能即將收到真正之要約時，在未獲得受要約公司股東在股東大會批准前，受要約公司之董事局在該公司事務上，不得採取任何行動（其效果足以阻撓該項要約或剝奪受要約公司股東判斷該項要約利弊之機會）。

根據收購守則第4條之附註一，如果要約人同意有關交易，執行人員可能豁免召開股東大會之規定。恒基中國已就該等出售取得恒基地產之書面同意，並憑藉該項同意，恒基中國已向執行人員提出申請，並獲豁免遵守收購守則第4條須就各項該等出售取得股東於恒基中國股東大會之批准的要求。於本文件之日期後，任何建議出售均可繼續進行。

財務資料

恒基中國集團截至二零零三年及二零零四年六月三十日止兩個財政年度各年之經審核綜合業績，以及恒基中國集團截至二零零四年十二月三十一日止六個月之未經審核綜合業績之概要如下：

	截至二零零四年十二月三十一日止六個月	截至六月三十日止年度	
		二零零四年	二零零三年
			重列
	（未經審核）	（經審核）	（經審核）
	港幣千元	港幣千元	港幣千元
營業額	34,667	93,329	188,330
經營（虧損）／溢利	(13,335)	41,582	(290,001)
除税前虧損	(8,129)	(12,477)	(367,300)
除税後但少數股東權益前虧損	(19,114)	(16,456)	(405,768)
股東應佔（虧損）／溢利	(12,087)	15,752	(398,750)
股息	14,933	29,866	29,806
每股（虧損）／盈利	港幣(0.02)元	港幣0.03元	港幣(0.80)元

此外，恒基中國集團已與深圳市好百年企業管理顧問有限公司簽訂合作協議，以「美庭都市」品牌招商，而該新合作夥伴亦管理北京「恒基中心」之地庫商場部份，相信於開業後將為北京恒基中心之商場帶來一番新景象。

出售附屬公司

已訂立合約之交易

於二零零五年四月，恒基中國之全資附屬公司裕年發展有限公司（「裕年」）與(a)上海隆宇企業發展有限公司；(b)中建八局基礎設施建設有限公司；(c)上海豐金投資有限公司及(d)中國建築第八工程局（統稱「買方」）訂立有條件協議，據此裕年出售其於裕年發展置業（上海）有限公司（「上海裕年」）之全部股本權益（「出售權益」），總代價為人民幣209,090,090元（約港幣197,254,802元）（「出售146號」），其中(i)買方向裕年支付人民幣86,100,000元（約港幣81,226,415元）款項以協助上海裕年全數清還欠恒基中國集團之貸款及(ii)向裕年支付人民幣122,990,090元（約港幣116,028,387元）款項以作出售權益之代價。於最後實際可行日期，出售146號仍未完成，須待履行該協議所載之條件。

尚未訂立合約之交易

恒基中國集團現正就以下建議交易與獨立第三方磋商，倘若落實，將會導致恒基中國集團出售以下物業控股公司之權益：

(i) 恒基中國集團於上海興輝置業有限公司(Shanghai Henfield Properties Co., Ltd.)（「上海興輝」）之權益。該等權益現正由恒基中國集團持有60%權益之附屬公司興輝置業有限公司所持有。上海興輝之主要業務為持有位於上海市閘北區恒豐路、天目西路406-2、406-3和406-4號之地塊（即本文件附錄二估值概要之第11號物業權益）；

(ii) 恒基中國集團於上海恒成置業發展有限公司(Shanghai Heng Cheng Real Estate Development Co., Ltd.)（「恒成」）之85%權益。恒成之主要業務為持有位於上海市靜安區南京西路688號之地塊（即本文件附錄二估值概要之第12號物業權益）；及

物業發展

於二零零四年十二月三十一日止六個月期間，恒基中國集團推售過往已竣工之發展項目剩餘單位，其中主要包括廣州之「恒寶華庭」、上海之「恒昌花園」以及廣東省番禺「洛溪新城」第八期「芳華花園洛濤居南區」及第九期「綠茵島水岸別墅」之恒基中國集團合資項目。「洛溪新城」第九期之住宅單位於期內已全部售罄，而「恒寶華庭」及「洛溪新城」第八期之住宅單位於二零零四年底亦已幾近售罄。

於二零零四年十二月三十一日止六個月期間，恒基中國集團於北京市朝陽區關東店2號(舊北京燈泡廠)地塊之權益已增加至100%，將能更全面發揮該項目之發展潛質。此地塊處於北京市商業心臟地帶，計劃興建為一大型綜合物業，總建築面積約2,710,000平方呎。

此外，恒基中國集團於廣州市芳村區芳村大道210號(舊廣州芳村果子廠)之地塊現正進行基礎樁工程。建成後總樓面逾2,600,000平方呎，該商住綜合發展項目，以住宅為主，備有商業配套，為環境幽雅之居住小區。

恒基中國集團在國內主要城市擁有相當數量之土地儲備，已規劃發展之物業地塊進度理想。

收租物業

於二零零四年十二月三十一日止六個月期間，北京「恒基中心」商場於完成裝修工程後進行大規模招租活動，而位於廣州長壽路地鐵站上蓋之「恒寶華庭」商業裙樓亦在期內進行招租。此外，上海「不夜城廣場」及「恒昌花園」商場之出租情況保持理想，租金亦見穩定。

恒基中國集團全資擁有之上海「港匯廣場」第二座辦公大樓，樓高四十二層，總樓面約720,000平方呎，建築進度理想，預計將如期於二零零五年中建成。市場對上海之甲級寫字樓需求殷切，恒基中國集團之「港匯廣場」第二座辦公大樓乃一位於地鐵站上蓋之優質商業大廈，加上地處於上海傳統人口密集及最興旺地段之中心，相信會甚受租戶歡迎，預期完成後將為恒基中國集團帶來可觀之穩定租金收入，現正籌備該項目之招租事宜。

恒基中國集團結構

以下為恒基地產及恒基中國之股份結構簡圖：


恒基地產
325,133,977股股份
65.32%
恒基中國

業務

截至二零零四年六月三十日及二零零三年六月三十日止兩個年度各年，恒基中國集團之營業額及利息開支前經營溢利或虧損之分析，按其業務載列如下：

	截至六月三十日止年度			
	二零零四年		二零零三年	
	營業額	經營溢利／(虧損)	營業額	經營溢利／(虧損)
			重列	重列
	港幣千元	港幣千元	港幣千元	港幣千元
物業發展	28,532	228,959	91,042	(191,934)
物業投資	43,796	(122,847)	41,291	(124,317)
財務	6,406	6,258	40,931	37,835
管理及銷售佣金	14,595	7,032	15,066	(3,462)
其他	—	(77,820)	—	(8,123)
	93,329	41,582	188,330	(290,001)

地產市道

由於國內生產總值持續增長及外商投資不斷增加，主要城市之國民家庭收入近年不斷改善，消費能力亦明顯增強，刺激置業意欲，住宅物業市況續見向好，物業交投保持暢旺，加上外商及部份國內企業對優質寫字樓之需求日漸增加，國內主要城市之地產市道因而表現理想。

恒基中國之董事已獲恒基地產之董事局知會，註銷價乃於計及此說明函件「該建議之財務影響－股價」及「該建議之財務影響－資產淨值」等節所載之數字，並參考過往幾年其他私有化交易後，按公平原則及商業基準達成。

董事局已決定向計劃股東提出該建議，以供彼等考慮。由於註銷價較截至二零零五年五月十三日(包括當天)止之一天、十天、三十天、六十天及一百八十天之每股平均收市價，分別溢價約66.67%、約60.97%、約64.27%、約64.61%及約86.05%，董事局相信，該建議將讓全體計劃股東有機會按較股份之現行市價為高之價格，將彼等在恒基中國之投資套現。

於該計劃生效後，恒基中國將會成為恒基地產之全資附屬公司。恒基地產未曾(或並無正在)與任何第三者商討有關出售恒基地產持有之任何股份，且恒基地產擬在恒基中國私有化後維持恒基中國集團之現有業務。

有關恒基中國集團之資料

歷史

恒基中國為一間於百慕達註冊成立之有限公司，其股份自一九九六年三月二十八日起在聯交所主板上市。恒基中國是一間投資控股公司。恒基中國集團之主要業務為於中國從事物業發展及投資、項目管理、物業管理、財務及投資控股。

根據於一九九六年三月二十八日恒基中國上市期間所訂立之不競爭協議，母公司及李氏父子已向恒基中國承諾，除了該協議所載若干界定事項外，彼等不會直接或間接參與任何中國房地產項目或持有任何中國房地產項目任何權利或以其他方式牽涉其內(透過恒基中國而進行之項目除外)。不競爭協議將於以下日期之最早者終止：(i)恒基中國成為恒基地產之全資附屬公司；(ii)恒基地產終止成為恒基中國之控股股東(不時按上市規則之定義界定)；(iii)母公司終止成為恒基地產之控股股東(不時按上市規則之定義界定)；或(iv)恒基中國上市日期滿十週年。

恒基中國將於該計劃生效後成為恒基地產之全資附屬公司，而不競爭協議將因這事項發生終止生效。然而，母公司及李氏父子已向恒基中國承諾，於該計劃生效後，不競爭協議將不會因而終止生效，並將根據其所載條款及條件繼續全面生效。

資產淨值

註銷價：

(i) 較資產淨值之每股約港幣13.96元折讓約42.69%；及

(ii) 較經調整資產淨值之每股約港幣12.51元折讓約36.05%。

盈利

截至二零零四年十二月三十一日止六個月，股東應佔未經審核綜合虧損約港幣12,000,000元，相當於每股虧損約2仙。

截至二零零四年六月三十日止年度，恒基中國集團之股東應佔經審核綜合溢利約港幣16,000,000元，相當於每股盈利約3仙。於上一財政年度，恒基中國集團之股東應佔經審核綜合虧損約港幣399,000,000元，相當於每股虧損約80仙。

根據截至二零零四年十二月三十一日止十二個月之每股盈利計算，註銷價相當於股份市盈率約114倍及較根據股份於二零零五年五月十三日收市價每股港幣4.80元計算之市盈率約69倍溢價約66.67%。

股息率

按註銷價及截至二零零四年十二月三十一日止十二個月期間批准及支付之股息計算，股份之股息率約為0.8%。

作出該建議之背景及原因

根據該公佈所述，股份之交投量持續稀疏，致令股份流通量低。於該公佈日期前之過去六個月，平均每日交投量約為429,533股股份，即少於已發行股份數目之0.1%。由於恒基地產於該公佈日期已擁有恒基中國之約65.32%權益，故恒基地產董事相信，計劃股東似乎不會接獲第三者提出收購計劃股份之任何其他全面收購建議，皆因有關收購建議在並無恒基地產之批准下不會成功進行。

恒基地產及恒基中國之主要業務包括物業發展及投資、財務、項目管理及物業管理。預期恒基地產及恒基中國之該等業務整合，將可讓恒基地產及恒基中國更有效地運用資源，因此，預期業務整合可提高業務之經營效率，並透過使恒基中國成為恒基地產之全資附屬公司而達致更具成本效益之集團架構。

如該計劃未能於二零零五年十一月三十日或之前生效，或於恒基地產及恒基中國協定或最高法院准許之較後日期前生效，則其將告失效，並就此以報章公佈方式知會計劃股東。

該建議之財務影響

股價

註銷價：

(i) 較股份於二零零五年五月十三日(即暫停股份買賣以待刊發該公佈前之最後交易日)在聯交所所報之收市價每股港幣4.80元溢價約66.67%；

(ii) 較股份於截至二零零五年五月十三日(包括該日)止十個交易日根據在聯交所所報之每日收市價計算之平均收市價每股約港幣4.97元溢價約60.97%；

(iii) 較股份於截至二零零五年五月十三日(包括該日)止三十個交易日根據在聯交所所報之每日收市價計算之平均收市價每股約港幣4.87元溢價約64.27%；

(iv) 較股份於截至二零零五年五月十三日(包括該日)止六十個交易日根據在聯交所所報之每日收市價計算之平均收市價每股約港幣4.86元溢價約64.61%；

(v) 較股份於截至二零零五年五月十三日(包括該日)止一百八十個交易日根據在聯交所所報之每日收市價計算之平均收市價每股約港幣4.30元溢價約86.05%；

(vi) 較股份於二零零五年六月二日(即就刊發上調價格公佈暫停股份買賣前之最後交易日)在聯交所所報之收市價每股港幣7.80元溢價約2.56%；及

(vii) 較股份於最後實際可行日期根據在聯交所所報之收市價每股港幣7.40元溢價約8.11%。

股份之歷史股價資料載於本文件附錄三第2節。

(c) 該計劃(不論有否修訂)獲最高法院批准，並向百慕達公司註冊處處長交付最高法院指令副本以供登記；

(d) 就削減恒基中國已發行股本，於所需範圍內符合公司法第46(2)條之程序規定；

(e) 在百慕達及／或香港及／或任何其他有關司法權區向有關當局取得或獲得該等有關當局授出(視情況而定)有關該建議之一切授權(如有)；

(f) 在各情況下直至及於該計劃生效期間，一切授權(如有)仍然具有全面效力及作用且並無修改，並符合所有有關司法權區之一切所需法定或規管性質之責任，且任何有關當局並無施加關於該建議(或與該建議有關之任何事宜、文件(包括通函)或事項)之有關法例、規則、規定或守則所無訂明之規定(或附加於已訂明規定以外之規定)；

(g) 已經取得恒基中國之現有合約性責任可能須取得之一切同意；及

(h) 倘需要，恒基地產根據適用法例及條例為履行該計劃之必需或權宜行動，向任何有關當局或其他第三者取得所需之該等其他所需同意、批准、授權、許可、寬免或豁免。

就以上(a)項條件而言，按照執行人員於二零零五年五月二十七日(並於二零零五年六月一日作出補充)所作之裁定，就收購守則第2.10條之規定而言，據恒基地產或恒基中國實際知悉，恒基地產附屬公司及同系附屬公司董事(連同彼等之近親、有關信託及彼等任何人士控制之公司)所持有股份附帶之投票權所投之任何票數將不會計算在內。就收購守則第2.10條之規定而言，恒基地產或恒基中國董事(連同彼等之近親、有關信託及彼等任何人士控制之公司)所持有股份附帶之投票權所投之任何票數將不會計算在內。

恒基地產保留權利，可就任何特定事件完全或局部豁免(e)、(f)、(g)及(h)項條件。但在任何情況下，(a)至(d)項條件不能豁免。上述所有條件將須於二零零五年十一月三十日或之前(或恒基地產及恒基中國可能協定之較後日期)達成或獲豁免(倘適用)，或遵從百慕達最高法院可能作出之指示(於適用範圍)，否則該計劃將告失效。

假設所有條件達成或獲豁免(如適用)，則該計劃將於生效日期生效。生效日期預期為二零零五年八月十二日(星期五)。有關該等會議之結果，以及(倘決議案於該等會議上獲得通過)最高法院就批准該計劃之呈請之聆訊結果、股份最後買賣日期、記錄時間、生效日期，以及撤銷股份於聯交所上市地位之日期詳情，將另行發表報章公佈。

於最後實際可行日期，恒基中國並無已發行但尚未行使之購股權、衍生工具、認股權證或可換股證券。按註銷價及於最後實際可行日期已發行合共172,642,228股之計劃股份及由控股人士持有之325,133,977股股份計算，恒基中國於該建議項下之全部已發行股本約值港幣3,982,000,000元，而支付註銷價所需之現金款額約為港幣1,381,000,000元。恒基地產已表示，擬以內部資源及/或銀行借貸支付註銷價。恒基地產擁有(其中包括)兩項銀團信貸，根據各自之信貸安排，恒基地產分別可動用港幣3,750,000,000元及港幣3,700,000,000元。彼等各自之信貸代理人分別為渣打銀行(香港)有限公司及法國巴黎銀行香港分行。任何信貸之利息支付及還款或抵押，在很大程度上不會視乎恒基中國之業務而定。倘市況良好，恒基地產或會考慮在信貸代理人法國巴黎銀行香港分行所提供之銀團信貸最後到期前，再融資有關信貸。在該情況下，恒基地產將會從信貸代理人渣打銀行(香港)有限公司所提供之銀團信貸中尚未提取之款項，劃定約港幣1,381,000,000元款項，以撥作所需支付之註銷價，而在註銷價仍未悉數支付之前，或在該建議失效前，不會將該劃定貸款額撥作任何其他用途。

摩根士丹利信納恒基地產擁有足夠可動用之財務資源進行該建議。

該建議之條件

該計劃須待下列條件達成或獲豁免(倘適用)後，方告生效，且對恒基中國及所有股東具有約束力：

(a) 該計劃獲得大多數獨立股東(親身或委任代表出席及投票)於法院會議上批准，惟亦受限如下：

(i) 該計劃獲親身或由委任代表出席法院會議及在會上投票之獨立股東投票批准(以投票表決方式)，其佔獨立股東親身或由委任代表出席法院會議及投票之股份價值不少於四分三；及

(ii) 該計劃須並無在法院會議上，被持有獨立股東所持有之全部股份價值10%以上之獨立股東投票否決(以投票表決方式)；

(b) 於股東特別大會上通過特別決議案，由親身或委任代表出席並於股東特別大會上投票之股東以大多數(最少須為出席及投票之股東所投票數四分三)批准該計劃(包括透過削減恒基中國之股本註銷計劃股份)及使其生效；

此說明函件構成公司法第100條規定作出之陳述。

註銷計劃股份
及
支付註銷價之協議安排

緒言

於二零零五年五月十九日公佈，恒基地產已於二零零五年五月十七日要求董事局向計劃股東提出有關該建議，以供彼等考慮。

於二零零五年六月三日進一步公佈，為求令註銷價更吸引計劃股東，恒基地產決定上調註銷價，將原本於二零零五年五月十九日公佈之每股計劃股份港幣7.50元，上調至每股計劃股份港幣8.00元，增幅為約6.67%。恒基地產已表示不會進一步上調註銷價。繼發表該公佈後，根據收購守則第18.3條之規定，除非於純屬特殊情況下，否則恒基地產將不得上調註銷價。

此說明函件旨在闡述該建議(將透過該計劃執行)之條款及影響，並向股東提供其他有關資料。

董事局函件載於本文件第8至17頁。獨立董事委員會函件，連同百德能致獨立董事委員會有關該建議之函件，載於本文件第18至45頁。該計劃之條款載於本文件第151至156頁。

該建議之概要

該建議待條件獲達成或豁免(如適用)後，方會以該計劃方式進行該建議，其中涉及註銷及取消計劃股份，並根據公司法第46條削減恒基中國之已發行股本。因此，恒基中國將會成為恒基地產之全資附屬公司。該計劃亦規定，作為註銷及取消計劃股份之代價，於記錄時間名列股東名冊之全體計劃股東，均有權就所持之每股計劃股份收取註銷價港幣8.00元。

註銷價將會透過支票付款，並根據該計劃條款而獲悉數支付，且並無附帶任何留置權、抵銷權、反索償或其他相類似權利，以致恒基地產可以其他方式或被視為有權向計劃股份持有人行使權利。

經考慮上文所述，吾等認為該建議之條款，特別是註銷價，對獨立股東而言實屬公平合理。因此，吾等建議獨立董事委員會建議獨立股東投票贊成將分別於法院會議及股東特別大會上提呈之有關決議案，以批准該建議及該計劃。

此致

獨立董事委員會 **台照**

代表
百德能證券有限公司
董事總經理
劉志敏
謹啟

代表
百德能證券有限公司
董事
黎樹勳
謹啟

二零零五年六月二十日

吾等認同董事局之看法，認為該建議在向計劃股東退還恒基中國集團之資產之價值方面，實屬一個合適之方案。

此外，於最後實際可行日期，恒基地產持有恒基中國約65.32%權益，並且如説明函件所述，恒基地產無意出售或促使任何控股人士出售於恒基中國之任何實益權益。因此，獨立股東須注意，如得不到恒基地產之支持，應不可能出現由第三者提出全面收購或就計劃股份提出建議之情況。因此，如該建議失效，股份之價格可能會回復至過往之交易水平及成交量。因此，吾等認為，該建議讓計劃股東有機會按溢價套現其投資，不論將予套現之股權多寡。故此，該建議及其條款符合獨立股東之利益。

結論及推薦建議

吾等認為，上述之主要因素及原因，特別是吾等在達致意見時考慮到以下因素：

(i) 恒基中國集團於之前三個財政年度之財務表現；

(ii) 恒基中國之派息率及股息率呈下降趨勢；

(iii) 股份之交投薄弱；

(iv) 該建議讓計劃股東有機會套現現金，以及按註銷價(較股份於暫停交易前日期前五年之收市價有溢價)套現其於恒基中國之投資；

(v) 註銷價相當於二零零四年財政年度每股之市盈率約為266.67倍，為過去三年所達致之最高每股市盈率；

(vi) 註銷價較每股經調整資產淨值約港幣12.51元折讓約36.05%，幅度低於物業先例建議之平均註銷價較每股經調整有形資產淨值之平均折讓約56.10%；

(vii) 最近中國政府實施調控措施壓抑物業市場，可能對日後中國物業市場之增長添不明朗因素；

(viii) 於不競爭協議不再生效後，恒基中國與母公司及李氏父子在中國物業業務的潛在競爭；及

(ix) 其他收購建議如得不到恒基地產之支持不大可能成功。

根據恒基中國集團截至二零零四年十二月三十一日止六個月之未經審核中期報告，恒基中國集團之總資產包括：(i)投資物業；(ii)待發展之物業；及(iii)發展中物業。下表載列恒基中國集團於二零零四年十二月三十一日總資產之分析：

表十二：恒基中國集團總資產之詳細資料

	於二零零四年十二月三十一日	佔恒基中國集團總資產之百分比
	(港幣千元)	(%)
待發展之物業	3,834,546	33.96
投資物業	3,182,587	28.18
發展中物業	1,318,300	11.67
	8,335,433	73.81
其他	2,957,926	26.19
總資產	11,293,359	100.00

從上文表十二可見：(i)投資物業；(ii)待發展之物業；及(iii)發展中物業合共佔恒基中國集團總資產73.81%。由於此等物業位於中國不同地點，並且在不同之發展階段，套現此等物業所需之時間可能頗長及有一定困難，且成本可能相當高。此外，此等物業之市價並沒有任何保證。

除此之外，如上文「中國物業市場回顧」一節所述，由於中國政府近期實行宏觀經濟措施，對中國之物業市場帶來了不明朗因素。因此，恒基中國集團可能難於為所有此等物業尋找合適買家，以有利之價格出售。再者，何時可以完成清算全部物業組合將不能獲保證，即若最終完成清算，亦不保證清算全部資產組合之價格所得之款項，對股東而言將會較註銷價更為有利。

基於上文所述，特別是：

(i) 為恒基中國集團之每項特定資產尋找買家潛在困難；

(ii) 可能需要花較該計劃更長之時間及更高昂成本去完成清算恒基中國集團之全部資產組合；及

(iii) 不可保證可按更優勝之價格出售恒基中國集團之資產，使可按較註銷價更為有利之價格向股東退還所得款項，

J. 不競爭協議之屆滿

如說明函件所述，恒基中國於一九九六年三月二十八日上市時已訂立不競爭協議，據此，母公司及李氏父子向恒基中國承諾，不會直接或間接參與中國之任何物業項目(透過恒基中國者除外)或於當中持有任何權利或權益或以其他方式涉足其中，惟該協議所訂明之若干條件下除外。不競爭協議將於以下最早發生之日期屆滿：

(i) 恒基中國成為恒基地產之全資附屬公司；

(ii) 恒基地產不再成為恒基中國之控股股東(定義見上市規則不時之定義)；

(iii) 母公司不再成為恒基地產之控股股東(定義見上市規則不時之定義)；或

(iv) 恒基中國上市日期滿十週年之日。

獨立股東須注意，倘該計劃未能成功或該建議失效，不競爭協議初步將不遲於二零零六年三月，即恒基中國之上市日期十週年之日屆滿。如沒有了不競爭協議，母公司及李氏父子可參與中國之任何物業項目或於當中持有任何權利或權益或以其他方式涉足其中。恒基中國屆時可能不單要面對其他物業發展商之競爭，但亦可能面對母公司及李氏父子之競爭，這樣可能對恒基中國之業務前景帶來不明朗因素。

K. 提出另一項收購建議之前景

在達致吾等就該建議之條款作出之推薦建議及向獨立董事委員會作出吾等之獨立財務意見時，吾等亦已考慮建議私有化恒基中國以外之其他方案，其中包括出售恒基中國集團全部資產以將之清盤，並將所得款項退還股東。然而，根據吾等與董事局之討論，董事局已考慮此一方案，但認為由於(其中包括)以下原因，此方案或不可行及不具時間效益：(i)為恒基中國集團每項特定資產尋覓合適買家潛在困難；(ii)不保證可按更優勝之價格出售資產，使可按較註銷價為有利之價格向股東退還所得款項；及(iii)可能需要花較該計劃更長之時間及更高昂成本去完成清算恒基中國集團之全部資產組合。

公司	主要業務	收購價（港幣元）	先例建議之公佈日期	較平均收市價之溢價(%)			物業先例建議及股份之經調整綜合每股有形資產淨值（港幣元）	收購價較經調整綜合每股有形資產淨值之溢價／（折讓）(%)
				暫停交易前日期	三十個交易日	九十個交易日		
和記環球電訊控股有限公司	電訊服務	0.65	二零零五年五月三日	36.84	43.33	44.55	0.034	1,797.81[2]
先例建議平均數				**46.11**	**53.07**	**56.30**		**138.71**
物業先例建議平均數				**42.78**	**50.15**	**48.04**		**(56.10)**
恒基中國建議		**8.00**	**二零零五年五月十九日**	**66.67**	**64.27**	**68.42**	**12.51** [3]	**(36.05)**[3]

附註[1]： 物業先例建議

附註[2]： 由於並未公佈有關交易之有形資產淨值，故使用資產淨值

附註[3]： 使用經調整資產淨值

資料來源： 彭博資訊、上述先例建議及物業先例建議之公佈及收購建議文件

如上文表十一所示，先例建議所提呈之平均註銷／收購價，較有關股份於先例建議之(i)暫停交易前日期；(ii)截至及包括先例建議暫停交易前日期止三十個交易日；(iii) 截至及包括先例建議暫停交易前日期止九十個交易日之平均收市價之溢價，分別約為46.11%、53.07%及56.30%。於同一比較期間註銷價較股份價格之溢價分別約為66.67%、64.27%及68.42%，整體上較先例建議之平均溢價為高。此外，此等溢價全部亦高於物業先例建議於相應之比較期間所提呈之溢價分別約42.78%、50.15%及48.04%。

雖然如上文表十一所示，吾等注意到先例建議提呈之平均註銷／收購價，較每股有形資產淨值溢價約138.71%，但此比較參數未必適合，乃由於先例建議當中包括了若干公司應以「盈利基準」代替「資產基準」進行估值。因此，以物業先例建議作比較參數更見合適。如上文表十一所示，註銷價所代表之較每股經調整資產淨值有約36.05%之折讓幅度，低於物業先例建議之平均註銷價／收購價所代表之較每股有形資產淨值之平均折讓約56.10%。

基於上文所述，吾等認為，就註銷價相對於先例建議，特別是物業先例建議之有關比較參數而言，實屬公平合理，且符合獨立股東之利益。

I. 先例建議及物業先例建議

在評估註銷價之公平性及合理性時，吾等已審閱及研究總共十二項私有化及全面收購建議(「先例建議」)，該等建議為：(i)由二零零三年一月一日起至暫停交易前日期，就聯交所上市之公司所公佈；及(ii)提出收購建議之意圖最終使有關之公司撤銷上市地位。吾等更專門地審閱只適合在聯交所上市之物業發展及投資公司之先例建議(「物業先例建議」)。下表概列先例建議及物業先例建議之主要統計數字：

表十一：先例建議及物業先例建議之主要統計數字

公司	主要業務	收購價(港幣元)	先例建議之公佈日期	較平均收市價之溢價(%) 暫停交易前日期	三十個交易日	九十個交易日	物業先例建議之經調整綜合每股有形資產淨值(港幣元)	收購價較經調整綜合每股有形資產淨值之溢價／(折讓)(%)
豐德麗控股有限公司[1]	酒店管理、傳媒及娛樂	0.28	二零零三年二月十九日	27.27	30.58	5.02	3.26	(91.41)
嘉里建設有限公司[1]	物業投資及發展	9.50	二零零三年四月二十三日	58.33	48.67	51.06	15.77	(39.76)
鵬利國際集團有限公司[1]	物業投資及發展	0.74	二零零三年五月三日	72.09	74.46	73.66	1.34	(44.78)
晉利地產金融有限公司	物業投資及發展	15.00	二零零三年五月二十一日	59.57	70.84	90.40	11.49	30.55
上海實業醫藥科技(集團)有限公司	製造、銷售及分銷	2.15	二零零三年五月二十一日	14.97	24.28	35.22	1.22	76.23
太平協和集團有限公司[1]	製造，物業投資及發展	0.65	二零零三年五月二十六日	51.16	60.89	46.40	1.83	(64.48)
合縱連網控股有限公司	經營數據中心	0.035	二零零三年八月二十日	75.00	66.67	52.17	0.038	(7.90)
其士建築集團有限公司	建築服務及保養	0.25	二零零三年十月三十一日	16.28	23.76	58.23	0.32	(21.88)
第一珍寶(集團)有限公司	提供電機設備	0.70	二零零四年十月十三日	125.81	133.33	125.81	1.32	(46.97)
廣生行[1]	物業買賣及租賃	1.25	二零零四年十一月四日	5.04	36.17	64.04	1.83	(31.69)
中國石化北京燕化石油化工股份有限公司	石化業務	3.80	二零零四年十二月二十九日	10.95	23.88	28.98	1.82	108.79

此外，於二零零五年五月十一日，國土資源部及其他六個政府部門宣佈一系列新措施，以穩定物業市場，包括：

(i) 由二零零五年六月一日起，對所有購入起計兩年內轉售之住宅物業施加一項全國性之銷售税5%，以及對購入起計兩年後轉售之豪宅物業徵收資本增值税3%；

(ii) 禁止銷售未完成物業（可買賣樓花，但不得轉售）；

(iii) 就購入後丟空一年之土地徵費，如購入後兩年仍丟空，則撤銷有關之發展權；

(iv) 低價之商品房及經濟房屋獲優先權；及

(v) 暫停花園洋房發展項目之劃地，以及加強控制高檔物業發展項目之土地供應。

此等壓抑房地產市場之措施在上海推行，因此，平均每日新造房屋銷售較二零零五年三月之按月跌幅約為60%，住宅物業價格之按月跌幅約為9%，於二零零五年四月降至每平方米約人民幣8,097元。鄉郊地區物業價格及二手樓宇價格亦分別跌最高約達40%及約20%。根據上海市統計局之資料，二零零五年首四個月房地產投資錄得較對上年同期增長約16%，而首三個月之增長率則為30%，顯示二零零五年四月之增長明顯放緩。

基於上文所述，吾等認為，由於中國政府最近對中國物業市場實施此等措施，中國物業市場之持續增長可能不明朗，並且面對較大之波動。雖然如此，中國物業之增長基礎仍然穩固。

因此，該建議可被視為計劃股東在這市場不明朗之情況下套現其於中國市場投資之機會，特別是在註銷價較股份之現行市價有溢價之情況下，此舉更見可取。然而，倘計劃股東仍然樂於投資於中國市場，並欲緊隨恒基中國集團之管理層，該建議不過僅為計劃股東提供一個可按較其現行市價有溢價之價格套現其於恒基中國投資之機會，其後彼等（如有意）可購入於該計劃完成時將持有恒基中國100%權益之恒基地產之股份。

根據上文有關國內生產總值增長率、人均可支配收入增長率，以及中國房地產綜合指數之數據，吾等注意到中國之經濟，特別是中國物業市場近年一直增長。

2. *自二零零四年以來政府實施之措施*

於二零零四年及二零零五年，中國政府實行一系列之宏觀監控措施，以壓抑過熱之行業，包括物業市場。針對物業市場之宏觀經濟政策從以下兩個主要方面著手：

(a) *中國之物業發展商*

於二零零四年，中國政府收緊房地產發展商之信貸要求，從而禁止以銀行貸款作為土地成本之資金來源。

此外，就為物業項目取得有抵押銀行貸款之該等房地產發展商而言，規定須就物業項目支付資金之比率由30%增至35%。此等措施一定程度上在資金及發展風險方面對小型及中型規模房地產發展商構成集資壓力。

(b) *中國之物業買家*

於二零零四年九月二日，中國銀行業監督管理委員會頒佈《商業銀行房地產貸款風險管理指引》，規定商業銀行須特別著重評估貸款人之還款能力，將每項房屋貸款之每月還款比例定於佔每月收入50%以下，每月債務開支比例定在每月收入55%以下。此外，中國人民銀行(「人行」)於二零零四年十月調升存款及借貸利率，按揭利率亦作相應調升。於二零零五年三月，人行規定房地產市場出現過熱現象之特定城市之商業銀行將按揭首期由20%調高至30%。

此外，人行須取消過往就按揭貸款提供之優惠，並須調整逾期欠款之利率，將貸款協議所訂明之借貸利率調升30%至50%。此外，由二零零五年三月起，上海稅務局就購入一年內轉售之物業，就銷售價及其原購入價差額徵收資本增值稅5.5%。由二零零五年四月起，上海市房屋土地資源管理局亦規定賣家須於轉讓物業前還清貸款，方可轉售物業。上述之措施不但增加按揭借款人之資金成本，亦規管對物業之需求。

此外，下文圖五載列北京、上海及廣州之中國房地產綜合指數：

圖五：北京、上海及廣州之中國房地產綜合指數

(a) **北京**


1250
1200
1150
1100
1050
1000
零三年第一季
零三年第二季
零三年第三季
零三年第四季
零四年第一季
零四年第二季
零四年第三季
零四年第四季
零五年第一季

(b) **上海**


1600
1500
1400
1300
1200
1100
1000
900
800
700
600
零三年第一季
零三年第二季
零三年第三季
零三年第四季
零四年第一季
零四年第二季
零四年第三季
零四年第四季
零五年第一季

(c) **廣州**


1010
1000
990
980
970
960
950
零三年第一季
零三年第二季
零三年第三季
零三年第四季
零四年第一季
零四年第二季
零四年第三季
零四年第四季
零五年第一季

資料來源： 中國房地產指數系統

根據上文圖四所示，可見於此一回顧期間全部日子，股份一直按較每股資產淨值大幅折讓之價格買賣。於二零零三年四月二十五日錄得較每股資產淨值出現最大買賣折讓約83.05%。此外，於此一回顧期間，恒基中國股份之每股資產淨值之買賣折讓，一直均高於較可比較公司Nav之平均買賣折讓及註銷價所代表較每股經調整資產淨值之折讓。有鑑於此，吾等認為註銷價所代表較每股經調整資產淨值之折讓可以接受。根據較每股資產淨值之買賣折讓之過往趨勢，如沒有該建議，較每股資產淨值之折讓將不大可能達致註銷價所代表之折讓只約36.05%。因此，吾等認為註銷價公平合理，符合獨立股東之利益。

H. 中國物業市場之回顧

1. *中國市場回顧*

於二零零二年至二零零四年，中國(特別是北京、上海及廣州)之國內生產總值及城鎮家庭之人均可支配收入增長率概列於下文表十：

表十：中國、北京、上海及廣州之統計數字

	二零零二年	二零零三年	二零零四年
中國			
國內生產總值增長率	8.0%	9.1%	9.5%
城鎮家庭可支配收入(人均)之增長率	11.7%	20.3%	8.3%
北京			
國內生產總值增長率	10.2%	10.5%	13.2%
城鎮家庭可支配收入(人均)之增長率	15.5%	11.2%	11.5%
上海			
國內生產總值增長率	10.9%	11.8%	13.6%
城鎮家庭可支配收入(人均)之增長率	11.5%	12.2%	12.2%
廣州			
國內生產總值增長率	13.2%	15.0%	15.0%
城鎮家庭可支配收入(人均)之增長率	4.9%	12.1%	12.5%

資料來源： 國家統計局

如上文表九所示，可比較公司按介乎較Nav折讓約74.27%至較Nav溢價約46.32%之範圍買賣。可比較公司Nav之簡單平均折讓約為6.47%。恒基中國於暫停交易前日期按較每股資產淨值折讓約65.62%，以及較每股經調整資產淨值折讓約61.63%之價格買賣。註銷價相當於較每股資產淨值折讓約42.69%，以及較每股經調整資產淨值折讓約36.05%。雖然暫停交易前日期之股份之收市價及註銷價較資產淨值及經調整資產淨值之折讓，均高於可比較公司Nav之平均買賣折讓，然而，該等折讓介乎較可比較公司Nav溢價／折讓之買賣範圍內。

此外，吾等亦已評估由二零零二年五月十三日至最後實際可行日期，股份之收市價較每股經調整資產淨值之折讓，並於下圖闡述：

圖四：較股份之經調整資產淨值折讓之過往數字


20.00%
0.00%
-20.00%
-40.00%
-60.00%
-80.00%
-100.00%
較可比較公司之Nav出現之平均買賣折讓
註銷價較經調整資產淨值折讓36.05%
較恒基中國之資產淨值出現之買賣折讓
零二年五月十三日
零二年七月十三日
零二年九月十三日
零二年十一月十三日
零三年一月十三日
零三年三月十三日
零三年五月十三日
零三年七月十三日
零三年九月十三日
零三年十一月十三日
零四年一月十三日
零四年三月十三日
零四年五月十三日
零四年七月十三日
零四年九月十三日
零四年十一月十三日
零五年一月十三日
零五年三月十三日
零五年五月十三日
最後實際可行日期

資料來源： 彭博資訊，可比較公司之年報、中期報告及賬目

G. **資產淨值及經調整資產淨值**

每股資產淨值及每股經調整資產淨值分別約為港幣13.96元及約港幣12.51元。有關計算每股經調整資產淨值的方法，呈列於計劃文件附錄一第七節。註銷價較每股資產淨值及每股經調整資產淨值分別折讓約42.69%及36.05%。

為協助評估註銷價相對於恒基中國相關資產賬面值之折讓之公平及合理性，吾等以可比較公司進行比較。下表列示可比較公司各自之股價與其資產淨值(「Nav」)之溢價及折讓水平之比較：

表九：可比較公司之股價較Nav之溢價／折讓

	於暫停交易前日期股份之收市價	於暫停交易前日期之市值	最近期公佈之Nav	最近期公佈之每股Nav	每股價格較Nav出現之溢價／(折讓)
	(港幣元)	(港幣百萬元)	(港幣百萬元)	(港幣元)	(%)
上海置業有限公司	0.85	1,215.41	1,272.65	0.94	(9.57)
北京北辰實業股份有限公司	1.58	2,949.89	4,864.17	2.61	(39.46)
中國海外發展有限公司	1.59	10,238.13	10,431.73	1.64	(3.05)
首創置業股份有限公司	1.84	3,157.37	2,183.26	1.35	36.30
湯臣集團有限公司	1.91	2,162.55	3,553.75	3.19	(40.13)
復地(集團)股份有限公司	1.99	4,683.23	2,993.59	1.36	46.32
新世界中國地產有限公司	2.83	10,623.16	16,459.48	10.98	(74.27)
合生創展集團有限公司	4.28	4,287.83	3,253.77	3.24	32.10
平均					**(6.47)**
該建議：					
與資產淨值比較					
恒基中國於暫停交易前日期	4.80	2,389.33	6,951.03	13.96	(65.62)
恒基中國－按註銷價	8.00	3,982.21[1]	6,951.03	13.96	(42.69)
與經調整資產淨值比較					
恒基中國於暫停交易前日期	4.80	2,389.33	6,951.03	12.51	(61.63)
恒基中國－按註銷價	8.00	3,982.21[1]	6,951.03	12.51	(36.05)

附註[1]： 市值是根據註銷價為港幣8.00元計算。

資料來源： 彭博資訊，可比較公司之年報及賬目

下圖展示由二零零二年五月十三日至最後實際可行日期為止期間，股份之市盈率與可比較公司之平均市盈率之比較：

圖三：股份及可比較公司之過往市盈率


300.00
250.00
200.00
150.00
100.00
50.00
0.00
註銷價所代表之市盈率為266.67倍
恒基中國於二零零四年
財政年度之市盈率
恒基中國集團於二零零三年
財政年度錄得虧損，因此市
盈率並不適用
恒基中國於二零零二年
財政年度之市盈率
可比較公司之平均市盈率
零二年五月
零二年八月
零二年十一月
零三年二月
零三年五月
零三年八月
零三年十一月
零四年二月
零四年五月
零四年八月
零四年十一月
零五年二月
零五年五月
最後實際可行日期

附註： 由於恒基中國集團於二零零三年財政年度產生虧損，彼於二零零二年七月一日至二零零三年六月三十日止期間並沒有市盈率曲線。

資料來源：彭博資訊、可比較公司之年報及賬目

於上述之回顧期間，股份之每日市盈率介乎約12.04倍至約260.00倍之範圍內。於同一期間，可比較公司之平均市盈率介乎約6.24倍至約30.04倍。圖三亦展示股份之市盈率自二零零三年七月以來一直超出可比較公司所代表之行業平均市盈率。

註銷價所代表之市盈率為266.67倍，顯著高於股份於此一回顧期間達致之最高市盈率約260.00倍。

由刊發該公佈至最後實際可行日期為止，股份之每日收市價大幅上升，最高達到港幣7.80元。然而，吾等謹請 閣下注意，如該建議失效，股份將不保證維持於該水平，因此，市盈率可能會回復至較低之水平。

考慮到其過往市盈率，該計劃讓計劃股東有機會按更高之市盈率套現其於恒基中國之投資。有鑑於此，吾等認為該建議符合獨立股東之利益，註銷價亦屬公平合理。

清)外，每股之股份交投量普遍在已發行股份總數2%或計劃股東之持股量5%以下。自該公佈起至最後實際可行日期(包括該日)，股份之交投量大幅增加，二零零五年五月之股份交投量相當於已發行股份總數約6.11%，或相當於計劃股東之持股量約17.61%。

根據於過去六個月每月之股份交投量來看，吾等認為，如該建議失效，二零零五年五月因該公佈之關係導致股份交投量相對活躍之情況很可能將不會持續。鑑於刊發該公佈前股份流通量處於相對低之水平，獨立股東如不大幅壓價，應極難以在市場上出售大批股份。該建議讓計劃股東有機會按註銷價出售於恒基中國之股權。因此，吾等認為，由於有機會讓彼等按較市價有溢價之價格套現於恒基中國之投資，該計劃實符合獨立股東之利益(縱使獨立股東持大批股份)。

F. **市盈率**

根據恒基中國集團截至二零零四年六月三十日止年度之經審核財務報表，股東應佔溢利約為港幣16,000,000元，相當於每股盈利約為港幣0.03元。暫停交易前日期股份之收市價為港幣4.80元，相當於市盈率約為160.00倍，而註銷價所代表之市盈率則更高，約為266.67倍。下表載列於暫停交易前日期各可比較公司各自之市盈率比較：

表八：恒基中國及可比較公司之市盈率

	市值	暫停交易前日期之收市價	市盈率
	港幣百萬元	港幣元	倍
首創置業股份有限公司	3,157	1.84	11.11
北京北辰實業股份有限公司	2,950	1.58	11.97
中國海外發展有限公司	10,238	1.59	9.30
合生創展集團有限公司	4,288	4.28	7.01
新世界中國地產有限公司	10,623	2.83	33.02
上海置業有限公司	1,215	0.85	5.16
復地(集團)股份有限公司	4,683	1.99	7.83
湯臣集團有限公司	2,163	1.91	8.72
平均			**11.77**
恒基中國於暫停交易前日期	**2,389**	**4.80**	**160.00**
恒基中國按註銷價	**3,982**	**8.00**	**266.67**

資料來源：彭博資訊、可比較公司之年報及賬目

可比較公司之平均市盈率約為11.77倍。吾等注意到，如上文表八所示，於暫停交易前日期股份之市盈率大幅高於可比較公司，而註銷價所代表之股份市盈率則更高。在吾等之分析中，吾等已審閱股份之過往市盈率與可比較公司市盈率之比較。

吾等認為，如下文「提出另一項收購建議之前景」所述，由於恒基地產持有恒基中國重大股權，似乎不可能由任何獨立第三者以優於或遜於註銷價就股份提出收購建議。鑑於近數年之歷史股價一直大幅低於註銷價，加上不大可能會提出更具競爭性收購建議，因此不久將來股東或不會獲提呈較註銷價為高之套現價。因此，吾等認為，註銷價屬合理，亦符合獨立股東之利益。

E. 股份之流通性

下表載列由二零零四年十二月一日至最後實際可行日期(包括該日)止期間股份之交投量：

表七：由二零零四年十二月一日至最後實際可行日期止股份之交投量

	每月之股份交投量	每月之股份交投量相對於已發行股份總數[1]	每月之股份交投量相對於公眾持股量[2]
二零零四年			
十二月	2,511,536	0.50%	1.45%
二零零五年			
一月	8,472,270	1.70%	4.91%
二月	27,395,120	5.50%	15.87%
三月	6,108,590	1.23%	3.54%
四月	3,488,148	0.70%	2.02%
五月	30,404,129	6.11%	17.61%
－五月一日至暫停交易前日期	2,951,040	0.59%	1.71%
－暫停交易前日期後及直至最後實際可行日期(包括該日)[3]	35,438,063	7.12%	20.53%

附註[1]： 根據有497,776,205股已發行股份計算。
附註[2]： 根據於最後實際可行日期計劃股東持有之公眾持股量約為172,642,228股計算。
附註[3]： 由二零零五年五月二十日至二零零五年六月十六日止期間
資料來源： 彭博資訊

如上文表七所示，於此一回顧期間在二零零五年五月十九日刊發該公佈之日期前，每月之股份交投量相對較低，於二零零四年十二月錄得最低之每月交投量只相當於已發行股份總數約0.50%，或相當於公眾持股量約1.45%。除二零零五年二月當時市傳建議私有化恒基中國之傳言及揣測(恒基中國其後於二零零五年二月三日以發出報章公佈之方式作出澄

之每日收市價顯著上升，最高達到港幣7.80元。然而，吾等謹請 閣下特別留意，如該計劃不成功或該建議失效，不保證股價將維持於該等水平。

此外，於吾等之分析中，吾等引用了八家公司，該等公司之股份為在聯交所上市並可與恒基中國比較之公司。此等公司(「可比較公司」)之主要業務包括在中國從事物業投資及發展。吾等是根據以下準則挑選可比較公司的：(i)其各自之營業總額有80%以上是來自中國之物業發展或投資業務；及(ii)於暫停交易前日期之市值超過港幣20億元。

吾等已審閱恒基中國之過往股價表現與可比較公司之股價表現之比較情況，比較分析載於下圖：

圖二：可比較公司之股價表現比較


百分比變動 (%)
350%
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
合生創展集團有限公司
湯臣集團有限公司
恒基中國集團有限公司
中國海外發展有限公司
新世界中國地產有限公司
首創置業股份有限公司
北京北辰實業股份有限公司
復地（集團）股份有限公司
上海置業有限公司
零二年五月十三日
零二年七月十三日
零二年九月十三日
零二年十一月十三日
零三年一月十三日
零三年三月十三日
零三年五月十三日
零三年七月十三日
零三年九月十三日
零三年十一月十三日
零四年一月十三日
零四年三月十三日
零四年五月十三日
零四年七月十三日
零四年九月十三日
零四年十一月十三日
零五年一月十三日
零五年三月十三日
零五年五月十三日
最後實際可行日期

資料來源： 彭博資訊

如上文圖二所示，恒基中國之股價表現介乎可比較公司股價表現範圍之中位。

期間	股份平均收市價	根據註銷價計算之溢價
截至及包括暫停交易前日期止五個交易日	4.95	61.62%
截至及包括暫停交易前日期止十個交易日	4.97	60.97%
截至及包括暫停交易前日期止三十個交易日	4.87	64.27%
截至及包括暫停交易前日期止六十個交易日	4.86	64.61%
截至及包括暫停交易前日期止一百八十個交易日	4.30	86.05%

資料來源： 彭博資訊

於上文表六所載直至及包括暫停交易前日期止之各回顧期間，註銷價較股份之最低及最高平均收市價出現之溢價介乎約86.05%至60.97%。

下圖進一步展示由二零零零年五月十五日至最後實際可行日期(包括首尾兩天)止，聯交所所報股份每日收市價：

圖一：恒基中國之過往股價表現


最後實際可行日期：
二零零五年六月十六日，
每股港幣7.40元
港幣元
註銷價港幣8.00元
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
暫停交易前日期：
二零零五年五月十三日，
每股港幣4.80元
零零年五月十五日
零零年八月十五日
零零年十一月十五日
零一年二月十五日
零一年五月十五日
零一年八月十五日
零一年十一月十五日
零二年二月十五日
零二年五月十五日
零二年八月十五日
零二年十一月十五日
零三年二月十五日
零三年五月十五日
零三年八月十五日
零三年十一月十五日
零四年二月十五日
零四年五月十五日
零四年八月十五日
零四年十一月十五日
零五年二月十五日
零五年五月十五日
最後實際可行日期

資料來源： 彭博資訊

如上文圖一所示，由二零零零年五月十三日至暫停交易前日期為止之期間，股份每日收市價一直低於註銷價。註銷價較直至暫停交易前日期(包括該日)止五年股份買賣之價格範圍港幣2.425元至港幣5.80元有溢價。註銷價較此期間之最低及最高股份收市價，分別溢價約229.90%及約37.93%。由二零零五年五月十九日該公佈日期至最後實際可行日期，股份

D. 股價表現

下文表五載列由二零零四年十一月一日至二零零五年五月十三日(即刊發該公佈日期前之最後交易日，「暫停交易前日期」)止期間每月之股份最高及最低收市價，以及平均每日收市價：

表五：恒基中國之股價表現

月份	股份之收市價		每月之股份平均每日收市價
	最高	最低	
	(港幣元)	(港幣元)	(港幣元)
二零零四年			
十一月	3.95	3.83	3.88
十二月	4.20	3.80	3.95
二零零五年			
一月	5.05	4.05	4.29
二月	5.80	4.90	5.13
三月	5.00	4.58	4.77
四月	5.00	4.63	4.83
五月一 (直至暫停交易前日期)	5.05	4.80	4.97

資料來源： 彭博資料

如上文表五所示，於此回顧期間股份之最高及最低收市價，分別為港幣5.80元(二零零五年二月二日)及港幣3.80元(二零零四年十二月十三日)。註銷價分別較此回顧期間最高及最低股份收市價溢價約37.93%及110.53%。

下文表六列出註銷價較下表所列之日期及回顧期間各股份收市價之溢價概要：

表六：註銷價與股價比較

交易日	股份收市價	根據註銷價計算之溢價
最後實際可行日期	7.40	8.11%
暫停交易前日期	4.80	66.67%

C. 股息

下表載列恒基中國過去五個財政年度，以及截至二零零四年十二月三十一日止六個月有關恒基中國股息之相關統計數字：

表四：恒基中國之股息相關統計數字

截至六月三十日止年度	每股股息	每股盈利／(虧損)	派息率	股份平均每日收市價	股息率
	(港幣元)	(港幣元)	(%)	(港幣元)	(%)
二零零零年	0.16	0.29	55.17	3.93	4.07
二零零一年	0.12	0.34	35.29	3.41	3.52
二零零二年	0.12	0.27	44.44	3.44	3.49
二零零三年	0.06	(0.80)	不適用	2.88	2.08
二零零四年	0.06	0.03	200.00	3.92	1.53
截至二零零四年十二月三十一日止六個月	0.03	(0.02)	不適用	3.85	0.78

資料來源： 彭博資訊、恒基中國集團之年報及賬目，以及中期報告

每股股息於過去五個財政年度逐步下跌，由二零零零年財政年度每股股息港幣0.16元，降至二零零四年財政年度每股股息港幣0.06元。然而，相應期間派息率卻由約55.17%上升至約200%。以各有關年度每股平均每日股份收市價計算之股息率亦自二零零零年財政年度以來呈現整體下降趨勢，股息率由約4.07%降至二零零四年財政年度約1.53%。此外，於二零零四年十二月三十一日止六個月，恒基中國之股息率進一步跌至約0.78%，相對低於同期間平均恒生指數收益率約3.15%。

由於恒基中國現時並無制定有關每財政年度最低派息額之公司股息政策，加上近期之派息呈下降趨勢，不能保證股東於未來數年仍將可繼續獲派息。

基於上文所述，吾等認為，特別是註銷價較股份之現行市價有溢價之情況下，該建議讓計劃股東有機會將於股份之投資，換為其他收益潛力較高之投資，此舉乃符合計劃股東之利益。

此分類之收入主要來自出租恒基中國集團之物業之租金收入。於過去三年半物業投資分類對恒基中國集團整體營業額之整體貢獻顯著增加，主要是由於恒基中國集團之物業發展分類營業額貢獻減少所致。雖然二零零三年及二零零四年財政年度此一分類營業額相對穩定並分別維持於約港幣41,000,000元及約港幣44,000,000元，但主要由於九一一事件、伊拉克戰事以及非典型肺炎疫症對中國之整體物業租務市場，特別是上海及北京等城市帶來重大壓力以致相應期間此一分類分別錄得虧損約港幣124,000,000元及約港幣123,000,000元。截至二零零四年十二月三十一日止六個月，分類營業額約為港幣22,000,000元及分類虧損約為港幣13,000,000元。

2. *股東應佔溢利*

於二零零三年財政年度，恒基中國集團自一九九六年上市以來首度錄得虧損淨額。年內錄得經營虧損約港幣290,000,000元，而二零零二年財政年度則錄得營運溢利約港幣159,000,000元。年內錄得虧損主要是由於發生九一一事件及伊拉克戰事，嚴重影響年內中國之整體經濟所致。二零零四年財政年度錄得經營溢利約港幣42,000,000元，主要是由於二零零四年下半年從非典型肺炎疫症之爆發中復甦過來，以及中國物業市場之迅速發展所致。截至二零零四年十二月三十一日止六個月，恒基中國集團錄得營運虧損約港幣13,000,000元，主要是由於中國政府實施一系列宏觀經濟措施壓抑過熱之中國經濟，以及執行收緊信貸政策所致。

同時，股東應佔溢利呈現波動，截至二零零四年六月三十日止三個財政年度由錄得溢利約港幣133,000,000元，至虧損約港幣399,000,000元，然後再次錄得溢利約港幣16,000,000元。此外，恒基中國集團截至二零零四年十二月三十一日止六個月錄得虧損約港幣12,000,000元。

恒基中國集團近期之經營溢利及股東應佔溢利呈現波動。該建議可被視為讓計劃股東套現其於恒基中國集團之投資以轉往其他較高增長或更為穩定之投資選擇之良機。在註銷價較股份之現行市價有溢價之情況下，從較低增長及波動性大之投資轉往較高增長及更為穩定之投資，更見可取。吾等相信，此舉讓計劃股東有機會從較低增長及波動之投資，轉往較高增長及更為穩定之投資，乃符合計劃股東之利益。

如上文表二所示，恒基中國集團過去三個財政年度營業總額中約70%乃來自物業發展及投資類別。此外，上文表三載列，於此等財政年度，物業發展及投資類別對恒基中國集團之整體表現有重大影響。

以下為此兩個業務類別於上述期間之表現回顧摘要。

(a) *物業發展*

物業發展類別收入主要來自銷售物業及興建物業。鑑於物業發展之性質，此業務類別之營業額變動很大，視乎主要物業發展項目之完成時間而定。

物業發展之表現與整體市況息息相關。於二零零三年財政年度，由於美國九一一恐佈襲擊事件及伊拉克戰事，全球整體經濟受影響，此類別之業務營業額及經營業績大幅倒退，並因而錄得分類虧損約港幣192,000,000元。

於二零零四年財政年度，整體分類表現有所改善，這主要是由於該財政年度下半年從非典型肺炎疫症之爆發中復甦過來，以及中國物業市場迅速發展所致。因此，雖然分類營業額由二零零三年約港幣91,000,000元進一步降至約港幣29,000,000元，但主要由於恒基中國集團於二零零四年財政年度撥回之前就若干物業項目作出之撥備達約港幣264,000,000元，以致錄得分類溢利約港幣229,000,000元。

然而，截至二零零四年十二月三十一日止六個月，中國實施嚴控措施壓抑過熱之中國經濟，加上實行收緊信貸政策，令物業銷售額及物業價格受壓，此一分類表現受挫，導致分類營業額只錄得約港幣6,000,000元及分類虧損約港幣5,000,000元。

(b) *物業投資*

截至二零零四年六月三十日止三個年度及截至二零零四年十二月三十一日止六個月，物業投資分類分別佔恒基中國集團之總收入約11.7%、21.9%、46.9%及52.0%。此一業務分類自二零零三年財政年度以來已處於虧損狀況。

下文表二及表三為截至二零零四年六月三十日止三個年度及截至二零零四年十二月三十一日止六個月，恒基中國集團之營業額及各收入類別之表現概要。

表二：按類別劃分恒基中國集團之營業額詳細資料

	截至六月三十日止財政年度						截至十二月三十一日止六個月	
	二零零二年		二零零三年(重列)[1]		二零零四年		二零零四年	
	收入及其他收入	佔營業總額之百分比	收入及其他收入	佔營業總額之百分比	收入及其他收入	佔營業總額之百分比	收入及其他收入	佔營業總額之百分比
	(港幣千元)	(%)	(港幣千元)	(%)	(港幣千元)	(%)	(港幣千元)	(%)
物業發展	398,391	68.97	91,042	48.35	28,532	30.57	6,429	15.52
物業投資	67,503	11.69	41,291	21.92	43,796	46.93	21,544	52.03
財務	81,865	14.17	40,931	21.73	6,406	6.86	2,175	5.25
管理及銷售佣金	26,168	4.53	15,066	8.00	14,595	15.64	4,579	11.06
其他及未能分類	3,685	0.64	–	–	–	–	6,686	16.14
總計	577,612	100.00	188,330	100.00	93,329	100.00	41,413	100.00

附註[1]： 由於採納經修訂之一項會計準則，恒基中國集團之二零零三年業績已予重列。

資料來源： 恒基中國集團之年報及賬目，以及中期報告

表三：恒基中國集團之分類表現業績詳細資料

	截至六月三十日止財政年度			截至十二月三十一日止六個月
	二零零二年	二零零三年(重列)[1]	二零零四年	二零零四年
	經營溢利／(虧損)			經營溢利／(虧損)
	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)
物業發展	43,341	(191,934)	228,959	(4,696)
物業投資	20,673	(124,317)	(122,847)	(13,397)
財務	64,603	37,835	6,258	2,166
管理及銷售佣金	25,131	(3,462)	7,032	272
其他及未能分類	4,902	(8,123)	(77,820)	2,320
總計	158,650	(290,001)	41,582	(13,335)

附註[1]： 由於採納經修訂之一項會計準則，恒基中國集團之二零零三年業績已予重列。

資料來源： 恒基中國集團之年報及賬目，以及中期報告

B. 過往財務表現及未來增長

恒基中國集團截至二零零四年六月三十日止三個年度之經審核綜合業績，以及截至二零零三年及二零零四年十二月三十一日止六個月之未經審核綜合業績之重要財務資料摘要如下：

表一：恒基中國集團截至二零零四年六月三十日止三個年度，以及截至二零零三年及二零零四年十二月三十一日止六個月之重要財務資料

	截至六月三十日止年度			截至十二月三十一日止六個月	
	二零零二年	二零零三年	二零零四年	二零零三年	二零零四年
		(重列)[1]			
	(港幣百萬元)	(港幣百萬元)	(港幣百萬元)	(港幣百萬元)	(港幣百萬元)
營業額	578	188	93	52	35
經營溢利／(虧損)	159	(290)	42	(18)	(13)
除税前溢利／(虧損)	143	(367)	(12)	(32)	(8)
股東應佔溢利／(虧損)	133	(399)	16	(32)	(12)

附註[1]： 由於採納經修訂之一項會計準則，恒基中國集團之二零零三年業績已予重列。
資料來源： 恒基中國集團之年報及賬目，以及中期報告

1. ***營業額及盈利能力***

如上文表一所示，恒基中國集團之整體營業額呈向下趨勢，由二零零二年約港幣578,000,000元，降至二零零三年約港幣188,000,000元，及其後於二零零四年降至約港幣93,000,000元。此外，截至二零零四年十二月三十一日止六個月營業額約為港幣35,000,000元，相當於去年同期營業總額約67%。恒基中國集團之營業額源自下列主要業務：

(i) 物業發展；

(ii) 物業投資；

(iii) 財務；及

(iv) 管理及銷售佣金。

2. ***註銷價之上調***

於二零零五年六月三日宣佈，恒基地產為使註銷價對計劃股東更具吸引力，該建議下每股計劃股份之初步註銷價由原來於二零零五年五月十九日宣佈之港幣7.50元上調至港幣8.00元，增幅約為6.67%。根據收購守則第18.3條之條文，除純屬特殊情況外，恒基地產已表示將不會再進一步上調註銷價。

3. ***該建議之理據***

如計劃文件內董事局函件及說明函件所載，恒基地產所提出該建議之多項原因及好處包括：

(i) 股份之交投量持續稀疏，致令股份流通量低。於該公佈日期前之過去六個月，平均每日交投量一直低於已發行股份數目之0.1%；

(ii) 由於恒基地產擁有恒基中國約65.32%權益，恒基地產之董事相信，計劃股東似乎不可能接獲第三者提出收購計劃股份之其他全面收購建議，因為該等收購建議在並無恒基地產之批准下將無法成功進行；及

(iii) 恒基地產及恒基中國之主要業務包括物業發展及投資、財務、項目管理及物業管理。預期恒基地產及恒基中國之該等業務整合，將可讓恒基地產及恒基中國更有效地運用資源，因此，預期業務整合可提高業務之經營效率，並透過使恒基中國成為恒基地產之全資附屬公司而達致更具成本效益之集團架構。

根據該建議，所有計劃股東將有機會按較現行股份市價有溢價之價格，套現於恒基中國之投資。吾等認為，特別是當吾等審閱過該建議其他方面後(吾等將於以下章節討論)，該建議之條款乃符合計劃股東之利益。

(iv) 恒基地產已表示其擬從內部資源及／或銀行借貸支付註銷價所需之款項；及

(v) 如該計劃未能於二零零五年十一月三十日(或恒基地產與恒基中國可能協定或最高法院可能容許之較後日期)或之前生效，該計劃將告失效，並將透過報章公佈形式通知計劃股東。

有關該建議之條款及條件之其他詳情，載於計劃文件之説明函件內。

就最高法院通過該計劃而言，如獲相當於親身出席及於法院會議上投票(親身或委派委任代表)之大多數計劃股東(其所持股份價值佔所有親身或委任代表出席法院會議及投票之計劃股東所持股份價值之四分之三)對該計劃投贊成票，該項決議案將被視為已獲通過。然而，根據收購守則，將只會於(i)該計劃最少獲75%親身或委派委任代表在法院會議上投票之獨立股東所擁有之股份所附帶之票數批准；及(ii)在法院會議上投票反對該項決議案之票數，不超過所有獨立股東持有之股份之10%，該項決議案才會被視為已獲得通過。

於舉行法院會議後，股東特別大會將舉行，以考慮及(如合適)通過特別決議案以批准該計劃及使其生效。該項特別決議案須最少獲得四分三之大多數股東親身或委派委任代表於股東特別大會投票批准，方獲通過。全體股東將有權出席及於股東特別大會上就該項特別決議案投票。

所考慮之主要因素及原因

吾等在達致與該建議之條款有關之推薦建議及向獨立董事委員會作出吾等之獨立財務意見時，吾等已考慮以下之主要因素及原因：

A. 作出該建議之背景及原因

1. *恒基中國之業務*

恒基中國為一家於百慕達註冊成立之有限公司，其股份自一九九六年三月二十八日起在聯交所上市。恒基中國集團之主要業務為於中國從事物業發展及投資、項目管理、物業管理、財務及投資控股。

獨立董事委員會

董事局由十五名董事組成，其中九名為執行董事、三名為非執行董事及其餘三名為獨立非執行董事。在該三名獨立非執行董事中，鄺志強先生為恒基地產及其附屬公司恒基兆業發展有限公司之獨立非執行董事，故根據收購守則，彼並不被視為獨立，就該建議之條款提出意見。因此，恒基中國之獨立非執行董事梁尚立先生及梁沃光先生已獲董事局委任組成獨立董事委員會，就該建議向獨立股東作出推薦建議。

在達致吾等之意見時，吾等依賴董事局及恒基中國管理層所提供，關於恒基中國集團、該建議及該計劃之資料及事實、所表達之意見及所作出之聲明，包括計劃文件所載之該等事實、意見及聲明。該等資料包括財務資料、該建議之條款、現有業務經營、日後前景及估值報告。吾等已假設所有該等資料於本函件刊發日期在各主要方面均為真實及準確。董事局已確認，彼等為計劃文件之內容負全責。

吾等並無理由相信該等資料不準確，或計劃文件所提供之資料或所發表之意見遺漏或隱瞞任何重大事實。然而，與一般慣常做法一樣，吾等並無就所獲提供之資料進行核實程序，亦無對恒基中國集團之業務及事務狀況進行獨立深入調查。董事局已確認向吾等提供之資料並無遺漏任何重要事實。吾等認為吾等已審閱充份資料，以讓吾等達至知情之意見，並為吾等對該建議及該計劃作出之推薦建議提供合理基礎。

該建議之條款

概括而言，該建議涉及以下之主要條款：

(i) 計劃股東持有之所有計劃股份將根據公司法第46條予以註銷及取消。據此，計劃股東將就每持有一股計劃股份收取恒基地產港幣8.00元現金；

(ii) 恒基中國之已發行股本將被削減，而恒基中國將成為恒基地產之全資附屬公司，股份在聯交所之上市地位將被撤銷；

(iii) 於最後實際可行日期，根據註銷價及合共172,642,228股計劃股份計算，就支付註銷價所需之代價金額約為港幣1,381,000,000元；

以下為獨立財務顧問致獨立董事委員會之意見函件全文，以供載入本文件。



百德能證券有限公司

香港
德輔道中4號
渣打銀行大廈22樓

電話 (852) 2841 7000
傳真 (852) 2522 2700

敬啟者：

恒基兆業地產有限公司
提出以協議安排之方式
（根據公司法第99條）
建議私有化恒基中國集團有限公司

緒言

茲提述吾等獲委聘就恒基地產提出透過該計劃將恒基中國私有化之該建議，向獨立董事委員會提供意見。有關該計劃之詳情，載於恒基地產及恒基中國於二零零五年六月二十日聯合刊發之計劃文件(「計劃文件」，本函件為其一部分)內。除文義另有所指，本函件所用詞彙與計劃文件所界定者具有相同涵義。

百德能獲委任為獨立財務顧問，就該建議之條款，特別是註銷價對獨立股東而言是否公平合理，向獨立董事委員會提供意見。

百德能乃獨立於及與恒基地產、恒基中國或其各自之主要股東，或與彼等任何一方行動一致或被視為行動一致之任何人士概無關連。因此，百德能被視為符合資格就該建議提供獨立意見。吾等將就編製本函件向恒基中國收取費用。除就此項委任將向吾等支付之正常專業費用外，吾等現時並無任何安排，致使吾等將據此向恒基地產、恒基中國、其各自之主要股東或與彼等任何一方行動一致或被視為行動一致之任何人士收取任何費用或利益。



恒基中國集團有限公司*
HENDERSON CHINA HOLDINGS LIMITED
於百慕達註冊成立之有限公司
Incorporated in Bermuda with limited liability
(股份代號：0246)

敬啟者：

恒基兆業地產有限公司
提出根據公司法第99條
以協議安排之方式
建議私有化恒基中國集團有限公司

恒基地產及恒基中國於二零零五年五月十九日聯合公佈，恒基地產於二零零五年五月十七日要求恒基中國之董事向計劃股東提呈該建議，以註銷價每股計劃股份港幣7.50元收購彼等於恒基中國之權益。並於二零零五年六月三日進一步發表公佈，為求令註銷價更吸引計劃股東，恒基地產已決定將註銷價由每股計劃股份港幣7.50元，上調至每股計劃股份港幣8.00元，增幅約為6.67%。該建議之詳情，載於恒基中國與恒基地產於二零零五年六月二十日共同刊發之文件(「文件」)第8至17頁所載之「董事局函件」內，而本函件亦為文件一部份。吾等已就該建議而獲委任為獨立董事委員會之委員，就獨立股東應如何對該建議作出投票向獨立股東作出推薦建議。百德能已獲委任為獨立財務顧問，向吾等提供有關該建議之意見。除文義另有說明外，本函件所用詞彙與文件所用者具相同涵義。

經考慮該計劃之條款及百德能之意見，尤其是文件第21至45頁所載百德能函件中載述之因素、原因及推薦建議後，吾等認為，就獨立股東而言，該建議之條款屬公平合理。因此，吾等推薦獨立股東於法院會議上投票贊成批准該計劃之決議案，以及於股東特別大會上投票贊成批准該建議及使其生效之特別決議案。

吾等亦務請獨立股東留意(i)董事局函件、(ii)說明函件，以及(iii)組成說明函件一部分之各附錄，尤其是附錄二之物業估值。

此致

列位獨立股東 台照

獨立董事委員會

獨立非執行董事	*獨立非執行董事*
梁尚立先生	**梁沃光先生**

謹啟

二零零五年六月二十日

* *僅供識別*

為決定有權出席法院會議並在會上投票之獨立股東身份，以及有權出席股東特別大會並在會上投票之股東身份，由二零零五年七月十八日(星期一)至二零零五年七月二十二日(星期五)(包括首尾兩天)，將暫停辦理股份過戶登記手續。於該段期間內，任何股份之過戶手續均不受理。為符合資格在法院會議及股東特別大會上投票，所有過戶文件連同有關股票，均須不遲於二零零五年七月十五日(星期五)下午四時正交回恒基中國之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心1712-1716號)。

假設所有條件達成或獲豁免(如適用)，則該計劃將於生效日期生效。生效日期預期為二零零五年八月十二日(星期五)。有關該等會議之結果，以及(倘決議案於該等會議上獲得通過)最高法院就批准該計劃之呈請之聆訊結果、股份最後買賣日期、記錄時間、生效日期，以及撤銷股份於聯交所之上市地位之日期詳情，將另行發表報章公佈。

股票、買賣、上市、登記及付款

閣下務須留意本文件第58及59頁說明函件之「股票、買賣及上市」及「登記及付款」等節。

其他資料

本文件第18至45頁載有獨立董事委員會致獨立股東之函件，以及百德能致獨立董事委員會之函件。吾等務請　閣下於採取任何有關該建議之行動前，細閱該等函件。

在考慮就該建議採取任何行動時，　閣下務須考慮本身之稅務狀況。如　閣下有任何疑問，應諮詢　閣下之專業顧問。

務請　閣下閱讀本文件第46至63頁之說明函件、本文件之附錄、本文件第151至156頁所載之該計劃，以及本文件第157至160頁所載之法院會議通告及股東特別大會通告。

此致

列位股東　台照

代表董事局
主席
李家傑
謹啟

二零零五年六月二十日

於本文件之日期，控股人士實益擁有總共325,133,977股股份，相當於恒基中國已發行股本約65.32%。由於所有控股人士均為恒基地產之間接全資附屬公司，該等股份不會構成計劃股份之一部分，因此，不會在為批准該計劃而舉行之法院會議上作代表或投票之用。雖然該公佈載述，控股人士持有之股份將不會在股東特別大會上作投票之用，但鑑於並無任何禁制規限控股人士出席股東特別大會並於會上投票，控股人士現擬於股東特別大會上投票，並已表示，倘該計劃於法院會議上獲批准，則彼等持有之股份將在股東特別大會上投票贊成將提呈以批准該計劃及使其生效之特別決議案。此外，由於除外人士(於本文件之日期，彼等共同實益擁有25,584,095股股份，相當於恒基中國已發行股本約5.14%)及彼等之代名人(該等人士實益擁有之一些股份以其名義登記)根據以上已闡釋之原因，將不會以計劃股東之身分親自或委任代表出席法院會議並於會上投票。雖然該公佈載述，除外人士將在該等會議上就該計劃放棄投票，但鑑於並無任何禁制規限除外人士(不包括胡家驃先生，因在尋求執行人員裁定收購守則第2.4條不適用於該建議時，彼確認不會以股東身份參與有關批准該建議之任何股東會議或於會上投票)出席股東特別大會並於會上投票，除外人士(不包括胡家驃先生)現擬於股東特別大會上投票，並已表示，倘該計劃於法院會議上獲批准，則彼等持有之股份將在股東特別大會上投票贊成將提呈以批准該計劃及使其生效之特別決議案。

無論　閣下能否親自出席該等會議，務請　閣下按照隨附之法院會議之粉紅色代表委任表格及股東特別大會之白色代表委任表格上印備之指示填妥及簽署，並將有關表格盡快交回恒基中國之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)。惟在任何情況下，交回之時間不得遲於下列各時間。就法院會議適用之粉紅色代表委任表格而言，務請　閣下於二零零五年七月二十日(星期三)上午十一時正前交回此代表委任表格，倘未能於上述時間交回，可於法院會議上交予法院會議主席。　閣下必須於二零零五年七月二十日(星期三)上午十一時三十分前交回股東特別大會適用之白色代表委任表格，方為有效。隨函附奉列明發信人姓名及地址，並已預付郵資之回郵信封，信封上註明「交回法院會議代表委任表格及／或股東特別大會代表委任表格－恒基中國集團有限公司」，方便股東填妥代表委任表格後，將表格寄回(僅供香港郵寄之用)。填妥及交回該等會議之代表委任表格後，　閣下仍可親自出席有關會議，並按意願於會上投票。若　閣下於遞交有關代表委任表格後出席會議，則交回有關會議之代表委任表格將被視為作廢。

其他資料

胡家驃先生為恒基地產之非執行董事胡寶星爵士之兒子，亦為彼於恒基地產之替代董事，故根據收購守則，胡家驃先生被視為與恒基地產一致行動之人士。於最後實際可行日期，胡家驃先生擁有544,802股股份。鑑於胡家驃先生於股份擁有之權益相對來說屬微不足道，有關股份只佔恒基中國全部已發行股本約0.11%，及胡家驃先生於該公佈刊發前給予執行人員之確認書，確認(1)彼從未涉及或就作為胡寶星爵士之替代董事參與恒基地產有關作出該建議之決策過程；及(2)於生效日期或該計劃失效日期(以較早發生者為準)前任何時間：(i)彼將不會牽涉或就作為胡寶星爵士之替代董事參與恒基地產有關作出該建議之決策過程；(ii)彼將不會參與股東會議，或作為股東於任何有關股東會議上投票，以批准該建議，及(iii)彼將不會取得任何附屬利益，以及彼所受待遇將與其他股東在該建議方面無異，執行人員已裁定，收購守則第2.4條並不適用於該建議。

該等會議及股東將採取之行動

誠如 閣下從本文件第157至160頁所載之該等會議通告而得悉，該等會議已分別召開，將於二零零五年七月二十二日(星期五)上午十一時正及上午十一時三十分，假座香港干諾道中5號香港文華東方酒店松鶴及竹林廳舉行。

根據最高法院之指示，已召開之法院會議將以考慮並酌情通過適當決議案以批准該計劃(不論有否修訂)。就有關最高法院批准該計劃而言，如獲相當於親身出席及於法院會議上投票(親身或委派委任代表)之大多數計劃股東(其所持股份價值佔所有親身或委任代表出席法院會議及投票之計劃股東所持股份價值之四分之三)對該計劃投贊成票，該項決議案將被視為已獲通過。如以上所闡釋，然而根據收購守則，只有在(i)獨立股東親自或委任代表在法院會議上，透過所持股份之投票權，以最少75%票數批准該計劃；及(ii)在法院會議上投票反對該決議案之票數，不多於全體獨立股東所持所有股份之10%，該決議案方被視為已被通過。根據獨立股東於最後實際可行日期所持有之147,058,133股股份計算，該股份之10%為14,705,813股股份。

緊隨法院會議後，已召開之股東特別大會將考慮及酌情通過一項批准該計劃及使其生效之特別決議案。若股東以大多數(即親自或委任代表出席股東特別大會，並於會上投票之股東最少四分之三)投票批准，則特別決議案將會被通過。全體股東均有權出席股東特別大會並於會上就特別決議案投票。

資產淨值

註銷價：

(i) 較資產淨值之每股港幣約13.96元折讓約42.69%；及

(ii) 較經調整資產淨值每股約港幣12.51元折讓約36.05%。

盈利

截至二零零四年十二月三十一日止六個月，股東應佔未經審核綜合虧損約港幣12,000,000元，相當於每股虧損約2仙。

截至二零零四年六月三十日止年度，恒基中國集團之股東應佔經審核綜合溢利約港幣16,000,000元，相當於每股盈利約3仙。於上一財政年度，恒基中國集團之股東應佔經審核綜合虧損約港幣399,000,000元，相當於每股虧損約80仙。

根據截至二零零四年十二月三十一日止十二個月之每股盈利計算，註銷價相當於股份市盈率約114倍及較根據股份於二零零五年五月十三日收市價每股港幣4.80元計算之市盈率約69倍溢價約66.67%。

股息率

按註銷價及截至二零零四年十二月三十一日止十二個月期間批准及支付之股息計算，股份之股息率約為0.8%。

作出該建議之背景及原因

閣下務須留意本文件第50及51頁說明函件之「作出該建議之背景及原因」一節。

有關恒基中國集團之資料及未來意向

閣下務須留意本文件第51至57頁說明函件之「有關恒基中國集團之資料」及「未來意向」等節。

如該計劃未能於二零零五年十一月三十日或之前生效，或於恒基地產及恒基中國協定或最高法院准許之較後日期前生效，則其將告失效，並就此以報章公佈方式知會計劃股東。

假設該計劃於二零零五年八月十二日(星期五)生效，則預期於二零零五年八月二十二日(星期一)或之前，將註銷價之支票寄予計劃股東。

該建議之財務影響

股價

每股計劃股份之註銷價港幣8.00元：

- 較股份於二零零五年五月十三日(即暫停股份買賣以待刊發該公佈前之最後交易日)在聯交所所報之收市價每股港幣4.80元溢價約66.67%；
- 較股份於截至二零零五年五月十三日(包括該日)止十個交易日根據在聯交所所報之每日收市價計算之平均收市價每股約港幣4.97元溢價約60.97%；
- 較股份於截至二零零五年五月十三日(包括該日)止三十個交易日根據在聯交所所報之每日收市價計算之平均收市價每股約港幣4.87元溢價約64.27%；
- 較股份於截至二零零五年五月十三日(包括該日)止六十個交易日根據在聯交所所報之每日收市價計算之平均收市價每股約港幣4.86元溢價約64.61%；
- 較股份於截至二零零五年五月十三日(包括該日)止一百八十個交易日根據在聯交所所報之每日收市價計算之平均收市價每股約港幣4.30元溢價約86.05%；
- 較股份於二零零五年六月二日(即就刊發上調價格公佈暫停股份買賣前最後交易日)在聯交所所報之收市價每股港幣7.80元溢價約2.56%；及
- 較股份於最後實際可行日期根據在聯交所所報之收市價每股港幣7.40元溢價約8.11%。

股份之歷史股價資料，載於本文件附錄三「市價」一節。

該建議之概要

本文件旨在向　閣下提供有關該建議之其他資料，以及給予　閣下有關法院會議及股東特別大會之通告。務請　閣下亦留意獨立董事委員會函件、百德能致獨立董事委員會之函件、說明函件及該計劃。該等函件均屬於本文件之一部分。

該建議待條件獲達成或豁免（如適用）後，方會以該計劃方式進行該建議，其中涉及註銷及取消計劃股份，並根據公司法第46條削減恒基中國之已發行股本。因此，恒基中國將會成為恒基地產之全資附屬公司。該計劃亦規定，作為註銷及取消計劃股份之代價，於記錄時間名列股東名冊之全體計劃股東，均有權就所持之每股計劃股份收取註銷價港幣8.00元。

註銷價將會透過支票付款，並根據該計劃條款而獲悉數支付，且並無附帶任何留置權、抵銷權、反索償或其他相類似權利，以致恒基地產可以其他方式或被視為有權向計劃股份持有人行使權利。

按註銷價及於最後實際可行日期已發行合共172,642,228股之計劃股份及由控股人士持有之325,133,977股股份計算，恒基中國於該建議項下之全部已發行股本約值港幣3,982,000,000元，而支付註銷價所需之現金款額約為港幣1,381,000,000元。恒基地產已表示，擬以內部資源及／或銀行借貸支付註銷價。恒基地產擁有(其中包括)兩項銀團信貸，根據各自之信貸安排，恒基地產分別可動用港幣3,750,000,000元及港幣3,700,000,000元。彼等各自之信貸代理人分別為渣打銀行(香港)有限公司及法國巴黎銀行香港分行。任何信貸之利息支付及還款或抵押，在很大程度上不會視乎恒基中國之業務而定。倘市況良好，恒基地產或會考慮在信貸代理人法國巴黎銀行香港分行所提供之銀團信貸最後到期前，再融資有關信貸。在該情況下，恒基地產將會從信貸代理人渣打銀行（香港）有限公司所提供之銀團信貸中尚未提取之款項，劃定約港幣1,381,000,000元款項，以撥作所需支付之註銷價，而在註銷價仍未悉數支付之前，或在該建議失效前，不會將該劃定貸款額撥作任何其他用途。

摩根士丹利信納恒基地產擁有足夠可動用之財務資源進行該建議。

待條件達成或豁免（倘適用）後，該建議對恒基中國及所有計劃股東（包括除外人士及彼等之代理人（彼等實益擁有之若干股份，乃以其名義登記））方為有效及具約束力。

股權架構

下表載有於最後實際可行日期，擁有已發行股份(包括控股人士及除外人士實益擁有之股份)之情況：

股東	於最後實際可行日期 股份數目	%	於完成該建議後 股份數目	%
Primeford	175,000,000	35.16	175,000,000	53.82
Timsland	75,233,977	15.11	75,233,977	23.14
Quantum	74,900,000	15.05	74,900,000	23.04
控股人士之股份總數	*325,133,977*	*65.32*	*325,133,977*	*100*
胡家驃 *(附註1)*	544,802	0.11	–	–
胡家雯 *(附註2)*	711,293	0.14	–	–
Canon International *(附註3)*	24,328,000	4.89	–	–
除外人士之股份總數	*25,584,095*	*5.14*	–	–
控股人士及除外人士之股份總數	*350,718,072*	*70.46*	*325,133,977*	*100*
獨立股東	147,058,133	29.54	–	–
總計	497,776,205	100.00	325,133,977	100.00
計劃股東 *(附註4)*	172,642,228	34.68	–	–

附註：

1. 胡家驃先生為恒基地產之非執行董事胡寶星爵士之兒子，亦為彼於恒基地產之替代董事，故根據收購守則，胡家驃先生被視為與恒基地產一致行動之人士。
2. 胡家雯女士為胡寶星爵士之女兒及胡家驃先生之胞妹，因此，根據收購守則，被視為與恒基地產一致行動之人士。
3. Canon International乃李佩玲女士(彼為恒基地產董事李兆基博士之女兒及恒基地產董事李家傑先生及李家誠先生之胞姊)最終控制之公司。根據收購守則，Canon International被視為與恒基地產一致行動之人士。
4. 計劃股份總數相等於除外人士與獨立股東持有之股份總數。

假設由最後實際可行日期至記錄時間，不會再發行或購回任何股份，則當時所有已發行之172,642,228股計劃股份將予註銷及取消。

於本文件之日期，Canon International實益擁有24,328,000股股份，胡家驃先生實益擁有544,802股股份及胡家雯女士實益擁有711,293股股份，相當於恒基中國已發行股本分別約4.89%、約0.11%及約0.14%。Canon International乃李佩玲女士（彼為恒基地產董事李兆基博士之女兒及恒基地產董事李家傑先生及李家誠先生之胞姊）最終控制之公司。胡家驃先生為恒基地產非執行董事胡寶星爵士之兒子，亦為彼於恒基地產之替代董事。胡家雯女士為胡寶星爵士之女兒及胡家驃先生之胞妹。根據收購守則，Canon International、胡家驃先生及胡家雯女士均被視為與恒基地產一致行動之人士。

恒基地產已就該建議委任摩根士丹利為其財務顧問。

董事局由十五名董事所組成，其中九名為執行董事、三名為非執行董事，而其餘三名則為獨立非執行董事。由於鄺志強先生為恒基地產及其附屬公司恒基兆業發展有限公司之獨立非執行董事，故根據收購守則，彼不被視為具獨立身份以就該建議之條款而提供意見。因此，由梁尚立先生及梁沃光先生（均為董事局所委任之恒基中國獨立非執行董事）所組成之獨立董事委員會已成立，向獨立股東提供有關該建議之推薦建議。

董事局已委任百德能為獨立財務顧問，以向獨立董事委員會提供有關該建議之意見。

法第99條，以協議安排之方式將恒基中國私有化，當中涉及註銷及取消所有計劃股份，並支付註銷價每股計劃股份港幣7.50元。

恒基地產及恒基中國於二零零五年六月三日聯合公佈，為求令註銷價更吸引計劃股東，恒基地產決定上調註銷價，將原本於二零零五年五月十九日公佈之每股計劃股份港幣7.50元，上調至每股計劃股份港幣8.00元，增幅約為6.67%。恒基地產已表示不會進一步上調註銷價。繼發表上述公佈後，根據收購守則第18.3條，除非於純屬特殊情況下，否則恒基地產將不得上調註銷價。

於該計劃生效後，恒基中國將成為恒基地產之全資附屬公司。緊隨生效日期後，恒基中國將向聯交所申請撤銷股份在聯交所之上市地位。

恒基地產擬於恒基中國私有化後，維持恒基中國集團之現有業務。

於本文件之日期，控股人士實益擁有總共325,133,977股股份，相當於恒基中國已發行股本約65.32%。由於所有控股人士均為恒基地產之間接全資附屬公司，該等股份不會構成計劃股份之一部分，因此，不會在為批准該計劃而舉行之法院會議上作代表或投票之用。雖然該公佈載述，控股人士持有之股份將不會在股東特別大會上作投票之用，但鑑於並無任何禁制規限控股人士出席股東特別大會並於會上投票，控股人士現擬於股東特別大會上投票，並已表示，倘該計劃於法院會議上獲批准，則彼等持有之股份將在股東特別大會上投票贊成將提呈以批准該計劃及使其生效之特別決議案。

鑑於恒基地產於該建議之權益，以及下一段所闡釋除外人士與恒基地產之關係，除外人士之全部25,584,095股股份，相當於恒基中國已發行股本約5.14%，雖然構成計劃股份之一部分，但根據收購守則，除外人士被視為與恒基地產一致行動之人士，故該等股份不會在法院會議上作代表或投票之用。雖然該公佈載述，除外人士將在該等會議上就該計劃放棄投票，但鑑於並無任何禁制規限除外人士(不包括胡家驃先生，因在尋求執行人員裁定收購守則第2.4條不適用於該建議時，彼確認不會以股東身份參與有關批准該建議之任何股東會議或於會上投票)出席股東特別大會並於會上投票，除外人士(不包括胡家驃先生)現擬於股東特別大會上投票，並已表示，倘該計劃於法院會議上獲批准，則彼等持有之股份將在股東特別大會上投票贊成將提呈以批准該計劃及使其生效之特別決議案。



恒基中國集團有限公司*
HENDERSON CHINA HOLDINGS LIMITED
於百慕達註冊成立之有限公司
Incorporated in Bermuda with limited liability
（股份代號：0246）

執行董事：
李家傑先生 *(主席兼總裁)*
李兆基博士
林高演先生
李鏡禹先生
梁　昇先生
李家誠先生
郭炳濠先生
何永勳先生
張方明先生

非執行董事：
王英偉先生
簡福飴先生
阮北耀先生

獨立非執行董事：
梁尚立先生
鄺志強先生
梁沃光先生

註冊辦事處：
Clarendon House,
Church Street,
Hamilton HM 11,
Bermuda

香港總辦事處及
主要營業地點：
香港中環金融街八號
國際金融中心二期72-76樓

敬啟者：

恒基兆業地產有限公司
提出根據公司法第99條
以協議安排之方式
建議私有化恒基中國集團有限公司

緒言

恒基地產及恒基中國於二零零五年五月十九日聯合公佈，於二零零五年五月十七日，恒基地產(三間其間接擁有之全資附屬公司組成控股人士，持有325,133,977股股份，相當於恒基中國已發行股本之約65.32%)要求董事局向計劃股東提呈一項建議，有關建議根據公司

* *僅供識別*

於南華早報及信報公佈
　生效日期及撤銷上市地位 .... 二零零五年八月十五日（星期一）

撤銷股份在聯交所之
　上市地位開始生效（*附註6*） .... 二零零五年八月十五日（星期一）
上午九時三十分

寄發根據該計劃應得之現金支票 .... 二零零五年八月二十二日（星期一）或之前

股東務須留意，上述時間表可能有所更改。倘若有任何更改，將另行發表公佈。

附註：

1. 於該期間內，將暫停於百慕達及香港辦理恒基中國之股份過戶登記手續，以決定有權出席法院會議及於會上投票之獨立股東，以及決定有權出席股東特別大會及於會上投票之股東。該截止過戶期間並非用以決定根據該計劃應得之權益。
2. 代表委任表格須盡快交回恒基中國於香港之股份過戶登記分處香港中央證券登記有限公司（地址為香港皇后大道東183號合和中心46樓），惟在任何情況下，交回之時間及日期不得遲於上文所列者。倘若並無交回法院會議之粉紅色代表委任表格，則可於法院會議上交予法院會議主席。股東特別大會之白色代表委任表格，必須於上述時間及日期前交回，方為有效。填妥及交回法院會議或股東特別大會之代表委任表格後，股東仍可親身出席有關會議及於會上投票。在這情況下，交回之代表委任表格將被視為作廢。
3. 法院會議及股東特別大會將於上述時間及日期在香港中環干諾道中5號香港文華東方酒店松鶴及竹林廳舉行。詳情請參閱本文件第157及158頁所載之法院會議通告，以及第159及160頁所載之股東特別大會通告。
4. 本文件所述之所有時間及日期，均指香港時間及日期，惟最高法院聆訊批准該計劃呈請之預期日期及生效日期，則為百慕達有關日期。就本文件刊發日期起至二零零五年十月二十九日止期間而言，百慕達時間較香港時間遲十一小時，其後則將較香港時間遲十二小時。
5. 於該期間內，將暫停於百慕達及香港辦理恒基中國之股份過戶登記手續，以決定合資格獲得該計劃之權益之計劃股東。
6. 該計劃將於最高法院批准（無論有否修訂），及最高法院指令之文本送呈百慕達公司註冊處處長登記後方告生效。獨立股東務須留意該建議之條件均載於本文件第47至49頁。預期由二零零五年八月十五日（星期一）上午九時三十分起，股份於聯交所之上市地位將被撤銷。

預期時間表

二零零五年

就合資格出席法院會議及股東特別大會，
並於該等會議上投票
而交回股份過戶文件之最後時間………………二零零五年七月十五日（星期五）下午四時正

暫停辦理股份過戶登記手續，
以決定出席法院會議及股東特別大會，
並於該等會議上投票之資格 *(附註1)* ………………二零零五年七月十八日（星期一）至
二零零五年七月二十二日（星期五）
（包括首尾兩日）

就以下會議交回代表委任表格之最後時間 *(附註2及4)*：

法院會議………………二零零五年七月二十日（星期三）上午十一時正

股東特別大會………………二零零五年七月二十日（星期三）上午十一時三十分

暫停買賣股份………………二零零五年七月二十二日（星期五）上午九時三十分

法院會議 *(附註3)* ………………二零零五年七月二十二日（星期五）上午十一時正

股東特別大會 *(附註3)* ………………二零零五年七月二十二日（星期五）上午十一時三十分
或隨即於法院會議結束或押後之後

於南華早報及信報公佈該等會議之結果………………二零零五年七月二十五日（星期一）

恢復股份買賣………………二零零五年七月二十五日（星期一）上午九時三十分

最高法院聆訊批准該計劃之呈請 *(附註4)* ………………二零零五年八月五日（星期五）

於南華早報及信報公佈有關批准該計劃之
呈請之聆訊結果………………二零零五年八月八日（星期一）

買賣股份之最後日期………………二零零五年八月八日（星期一）

交回股份過戶文件以確定合資格
享有該計劃之權益之最後時間………………二零零五年八月十一日（星期四）下午四時正

截止過戶日期 *(附註5)* ………………二零零五年八月十二日（星期五）

記錄時間………………二零零五年八月十二日（星期五）下午五時正

生效日期 *(附註4及6)* ………………二零零五年八月十二日（星期五）

「該計劃」	指	恒基中國與計劃股東根據公司法第99條而訂立之協議安排，包括其任何修訂或增訂或由最高法院批准或施加之條件，當中涉及註銷所有計劃股份，詳情載於本文件第151至156頁
「計劃股份」	指	於記錄時間由計劃股東持有之股份
「計劃股東」	指	除控股人士以外之恒基中國股東
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	股份之持有人
「股份」	指	恒基中國股本中每股面值港幣1.00元之股份
「股東特別大會」	指	將於二零零五年七月二十二日(星期五)上午十一時三十分，假座香港中環干諾道中5號香港文華東方酒店松鶴及竹林廳舉行之恒基中國股東特別大會或其任何續會，其通告載於本文件第159及160頁
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	具有上市規則所賦予之涵義
「最高法院」	指	百慕達最高法院
「收購守則」	指	公司收購及合併守則
「Timsland」	指	Timsland Limited，一間於英屬處女群島註冊成立之有限公司，為恒基地產全資擁有之Brightland Enterprises Limited之全資附屬公司
「交易日」	指	聯交所進行證券買賣之營業日子
「港幣」及「仙」	指	港幣，香港當時之法定貨幣
「%」	指	百分比

「母公司」	指	恒基兆業有限公司，為恒基地產之控股股東，持有恒基地產約61.87%權益，以及於香港註冊成立之私人有限公司。
「百德能」	指	百德能證券有限公司，根據證券及期貨條例獲發牌進行第1類（證券交易）及第6類（就機構融資提供意見）之受規管活動，擔任獨立董事委員會之獨立財務顧問
「Primeford」	指	Primeford Investment Limited，一間於英屬處女群島註冊成立之有限公司，為恒基地產全資擁有之Brightland Enterprises Limited之全資附屬公司
「市盈率」	指	市價盈利率
「中國」	指	中華人民共和國
「上調價格公佈」	指	恒基中國與恒基地產於二零零五年六月三日聯合發表之公佈，關於(其中包括）將註銷價由每股計劃股份港幣7.50元上調至每股計劃股份港幣8.00元，並於二零零五年六月六日在南華早報及信報刊登
「該建議」	指	建議由恒基地產透過該計劃將恒基中國私有化
「Quantum」	指	Quantum Overseas Limited，一間於英屬處女群島註冊成立之有限公司，為恒基地產全資擁有之Brightland Enterprises Limited之全資附屬公司
「記錄時間」	指	二零零五年八月十二日（星期五）香港時間下午五時正，以決定合資格獲得該計劃項下之權益
「股東名冊」	指	恒基中國之股東名冊
「有關當局」	指	有關之政府及／或政府部門、監管部門、法院或機構
「人民幣」	指	人民幣，中國法定貨幣

「恒基地產股份」	指	恒基地產股本中每股面值港幣2.00元之普通股
「持有人」	指	股份之登記持有人，包括透過轉讓方式而有權登記成為持有人之人士及聯名持有人
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	恒基中國之獨立董事委員會，由梁尚立先生及梁沃光先生組成，兩位均為恒基中國之獨立非執行董事。獨立董事委員會乃為向獨立股東提供有關該建議之意見而成立
「獨立股東」	指	控股人士及除外人士以外之股東
「最後實際可行日期」	指	二零零五年六月十六日，即本文件付印前為確定其所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「該等會議」	指	法院會議及股東特別大會，或任何有關會議(視情況而定)
「李氏父子」	指	李兆基博士、李家傑先生及李家誠先生，三人均為恒基中國及恒基地產之董事
「摩根士丹利」	指	摩根士丹利添惠亞洲有限公司，一間於香港註冊成立之公司，根據證券及期貨條例獲發牌進行第1類(證券交易)、第4類(就證券提供意見)、第6類(就機構融資提供意見)及第7類(提供自動化交易服務)之受規管活動，就該建議擔任恒基地產之財務顧問
「不競爭協議」	指	母公司、李氏父子及恒基中國於一九九六年三月十五日訂立之不競爭協議
「資產淨值」	指	根據恒基中國於二零零五年三月三十日寄發予股東之最新中期報告中所載恒基中國集團截至二零零四年十二月三十一日止六個月之未經審核財務報表，恒基中國集團於二零零四年十二月三十一日之綜合資產淨值

「控股人士」	指	Primeford、Timsland及Quantum，均為恒基地產之間接全資附屬公司，於最後實際可行日期，實益擁有恒基中國已發行股本合共約65.32%權益
「法院會議」	指	按最高法院指令，將於二零零五年七月二十二日（星期五）香港時間上午十一時正，假座香港中環干諾道中5號香港文華東方酒店松鶴及竹林廳召開之計劃股東會議或其任何續會，會上將會就該計劃進行投票。有關通告載於本文件第157及158頁
「戴德梁行」	指	戴德梁行有限公司，一間獨立專業物業估值師
「生效日期」	指	該計劃（如獲批准）之生效日期，預期為百慕達時間二零零五年八月十二日（星期五）
「除外人士」	指	Canon International、胡家驃先生及胡家雯女士，於最後實際可行日期，彼等實益擁有恒基中國已發行股本合共約5.14%權益
「執行人員」	指	香港證券及期貨事務監察委員會企業融資部之執行董事或當時執行董事之任何代表
「說明函件」	指	根據公司法第100條，本文件第46至63頁所載之說明函件
「恒基中國」	指	恒基中國集團有限公司，一間於百慕達註冊成立之有限公司，其股份現時在聯交所主板上市
「恒基中國集團」	指	恒基中國及其附屬公司
「恒基地產」	指	恒基兆業地產有限公司，為間接擁有恒基中國已發行股本約65.32%權益之控股股東，以及為一間於香港註冊成立之有限公司，其股份現時在聯交所主板上市
「恒基地產集團」	指	恒基地產及其附屬公司

本文件(不包括該計劃、法院會議通告及股東特別大會通告)內，除文義另有所指外，下列詞彙具以下涵義：

「一致行動之人士」	指	具有收購守則所賦予之涵義
「經調整資產淨值」	指	恒基中國集團之經調整綜合資產淨值，其乃根據資產淨值計算，並就本文件附錄一第7節所載若干項目而作出調整
「該公佈」	指	恒基中國與恒基地產於二零零五年五月十九日聯合發表有關(其中包括)該建議之公佈，並於二零零五年五月二十日刊登在南華早報、星島日報、信報及香港經濟日報
「公佈日期」	指	二零零五年五月十九日，即該公佈之日期
「聯繫人」	指	具有收購守則所賦予之涵義
「授權」	指	與該建議有關之一切必要之授權、登記、存案、裁決、同意、准許及批准
「董事局」	指	恒基中國之董事局
「註銷價」	指	恒基地產以現金應付計劃股東之註銷價，為每股計劃股份港幣8.00元
「Canon International」	指	Canon International Limited，一間於英屬處女群島註冊成立之有限公司，並為Potential Enterprises Limited之全資附屬公司。Potential Enterprises Limited乃由李佩玲女士(彼為恒基地產及恒基中國董事李兆基博士之女兒，亦為恒基地產及恒基中國董事李家傑先生及李家誠先生之胞姊)全資擁有
「公司法」	指	百慕達一九八一年公司法
「條件」	指	該建議受規限之條件或任何一項條件，詳情載於本文件第47至49頁說明函件之「該建議之條件」一節

目錄

頁次

此乃要件　請即處理

閣下對本文件任何方面如有任何疑問，應諮詢　閣下之註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有恒基中國集團有限公司股份，應立即將本文件及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。



恒基中國集團有限公司*
HENDERSON CHINA HOLDINGS LIMITED

於百慕達註冊成立之有限公司
Incorporated in Bermuda with limited liability
（股份代號：0246）



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

提出以協議安排之方式
（根據百慕達一九八一年公司法第99條）
建議私有化恒基中國集團有限公司
涉及註銷計劃股東（定義見本文件）所持
恒基中國集團有限公司
每股面值港幣1.00元之全部已發行股份

恒基兆業地產有限公司之財務顧問

Morgan Stanley

恒基中國集團有限公司
獨立董事委員會（定義見本文件）之獨立財務顧問



百德能
證券

恒基中國集團有限公司董事局函件載於本文件第8至17頁。有關該建議（定義見本文件）之說明函件載於本文件第46至63頁。載有獨立董事委員會（定義見本文件）致獨立股東（定義見本文件）有關該建議之意見函件，載於本文件第18頁。載有獨立財務顧問百德能證券有限公司致獨立董事委員會有關該建議之意見函件，載於本文件第19至45頁。

股東（定義見本文件）將採取之行動，載於本文件第62頁。

法院會議（定義見本文件）及股東特別大會（定義見本文件）將於二零零五年七月二十二日（星期五）舉行，有關通告載於本文件第157至160頁。無論　閣下能否親身出席該等會議（定義見本文件），務請　閣下按照隨附之法院會議之粉紅色代表委任表格及股東特別大會之白色代表委任表格上印備之指示填妥及簽署，並將有關表格盡快交回恒基中國集團有限公司於香港之股份過戶登記分處，香港中央證券登記有限公司（地址為香港皇后大道東183號合和中心46樓），惟在任何情況下，不得遲於有關會議之指定舉行時間前48小時內交回。就粉紅色代表委任表格而言，倘若並未如指示交往上述地點，則可於法院會議上交予法院會議主席。

本文件乃由恒基中國集團有限公司與恒基兆業地產有限公司聯合刊發。

* *僅供識別*

二零零五年六月二十日